As filed with the Securities and Exchange Commission on November 18, 2016

File Nos. 333-213191/811-04909

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 29	☒

(Check appropriate box or boxes.)
SYMETRA SEPARATE ACCOUNT SL
(Exact Name of Registrant)
Symetra Life Insurance Company
(Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA	98004
(Address of Depositor's Principal Executive Offices)	(Zip Code)
Depositor’s Telephone Number, including Area Code (425) 256-8000
Name and Address of Agent for Service
David S. Goldstein
Symetra Life Insurance Company
Senior Vice President, General Counsel and Secretary
777 108th Ave NE, Suite 1200
Bellevue, Washington 98004

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001-3980
Approximate date of Proposed Public Offering:
April 1, 2017

It is proposed that this filing will become effective on December 28, 2016.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:
Units of interest in a separate account under individual flexible premium variable life insurance policies.

Prospectus
December 28, 2016

Milestone VUL-G
FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

Issued through:
SYMETRA SEPARATE ACCOUNT SL
by
SYMETRA LIFE INSURANCE COMPANY

This prospectus describes Milestone VUL-G, a flexible premium adjustable variable life insurance policy (“Policy”), offered by Symetra Life Insurance Company (“Symetra Life,” the “Company,” “We,” “Us” or “Our”). A purchaser of a Policy (“Owner,” “You” or “Your”) may allocate amounts under the Policy to one or more of the Subaccounts of Symetra Life Insurance Company Separate Account SL (“Variable Account”). Each subaccount invests in one of the following portfolios (each a “Fund”) of the Vanguard Variable Insurance Fund:

•	Vanguard Equity Index Portfolio

•	Vanguard Mid-Cap Index Portfolio

•	Vanguard Total Stock Market Index Portfolio

Amounts under the Policy may also be invested in the Fixed Account, which credits a specified guaranteed interest rate. The value of Your Policy that is allocated to the Subaccounts may fluctuate. You bear the risk that Your Policy Value may decrease.
To learn more about the Policy, You can obtain a copy of the Statement of Additional Information (“SAI”) dated December 28, 2016. The SAI has been filed with the Securities and Exchange Commission (“SEC”) and is legally part of the prospectus. You may request a free paper copy of the SAI, a paper copy of this prospectus if You have received it in an electronic format, or a prospectus for any of the Funds by contacting Our Administrative Office-P.O. Box 34690, Seattle, WA 98124 or calling 1‑800‑796‑3872-or by visiting Us at https://www.symetra.com. The SEC maintains a website at (https://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.
Before investing, please read this prospectus carefully, along with the accompanying prospectuses for the Funds, and keep them for future reference. This prospectus does not constitute an offering in any jurisdiction in which the contract may not lawfully be sold.
The policies are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

BENEFIT/ RISK SUMMARY

This summary describes the Policy’s important benefits and risks. The sections of the prospectus following this summary discuss the Policy in more detail. Additional discussion is also included in the Statement of Additional Information (“SAI”). Appendix A: Definitions of this prospectus defines certain words and phrases used in this prospectus.
The Policy can be used for insurance protection and estate planning, as well as for other long term financial goals. You should consider the Policy in conjunction with other insurance You own.
The Policy is offered for sale in all jurisdictions where We are authorized to do business and where the Policy is approved by the appropriate insurance regulatory authorities. Individual Policy features may not be available in all states or may vary by state. The state in which Your Policy is issued governs whether certain features, riders, charges and fees are allowed in Your Policy. Please see Appendix B for a listing of general state variations as well as your Policy for any state specific variations applicable to You. Any state variations will be included in Your Policy, or provided by separate endorsement.
POLICY BENEFITS

Flexibility. The Policy is designed to be flexible to meet Your specific circumstances and life insurance needs. Within certain limits You can:

•	Change the timing, amount and frequency of premium payments.

•	Decrease the amount of life insurance coverage.

•	Change the Beneficiary.

•	Transfer Policy Value between and among the investment options available under Your Policy.

•	Take a loan against the Policy.

•	Withdraw Policy Value.

•	Surrender the Policy.

Premiums. You may establish a schedule of monthly, quarterly, semi-annual or annual premium payments, but You are not required to pay premiums according to the schedule. You can change the frequency and amount of, skip, or make unplanned, premium payments. You can allocate Your Net Premium Payments and Policy Value among the Subaccounts and, if available, the Fixed Account which provides a guaranteed minimum rate of interest. Failing to pay premiums, alone, will not cause the Policy to Lapse, and paying planned premiums will not guarantee that the Policy will remain in force. For more information, see PREMIUMS.
Death Benefit. The primary benefit of this Policy is life insurance coverage. We will pay a death benefit to the Beneficiary(ies) if the Insured dies while the Policy is in force. The amount of the Death Benefit generally depends on the Specified Amount of insurance that You select, the tax compliance test You choose, Your Policy Value, and any additional insurance provided by riders You purchase. The Death Benefit is reduced by any Loan Amount and any charges that are due and unpaid. For more information, see DEATH BENEFIT.
Income Tax Compliance Tests . You may choose between two federal income tax compliance tests for life insurance policies to calculate the minimum Death Benefit. The test You choose will generally depend on the amount of premiums You wish to pay relative to Your desired Death Benefit.

•	Cash Value Accumulation Test-generally does not limit the amount of premiums You can pay into Your Policy.

•
Guideline Premium Test-limits the amount of premiums You can pay into Your Policy, and the minimum Death Benefit will generally be smaller than the minimum Death Benefit under the Cash Value Accumulation Test.

You may not change tests after Your Policy is issued. You should consult Your tax advisor when choosing an income tax compliance test.
No Lapse Protection. When issued, your Policy includes a rider that will help You manage some of the risk of Policy Lapse. The Lapse Protection Benefit Rider will prevent a Policy from lapsing due to insufficient Policy Value, as long as certain conditions are met. While the Lapse Protection Benefit Rider is in effect, You must allocate all of Your Net Premium Payments and transfers of Policy Value to the Subaccounts. Any allocation of new Premium or Policy Value to the Fixed Account after the Cancellation Period which is not related to an accelerated Death Benefit will terminate the Lapse Protection Benefit Rider. For more information, see LAPSE PROTECTION BENEFIT RIDER.
Decreases in premium payments, not paying planned premium according to the illustrated schedule, decreasing the Specified

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Amount, and taking loans or withdrawals will all reduce the Lapse Protection Value and may shorten the length of the guarantee provided under this benefit.
Right to Examine the Policy. For a limited time, the Owner can cancel the Policy and receive a refund. For more information, see “Cancellation Period” in the section titled THE POLICY.
Access to Your Policy Value. Subject to certain restrictions, You can access the money in Your Policy in several ways.

•
Surrenders - At any time while the Policy is in force and the Insured is alive, You may surrender Your Policy for the Net Surrender Value. The Net Surrender Value may reflect a substantial Surrender Charge. For more information, see “Surrender” in ACCESS TO YOUR POLICY VALUE . Surrenders may have adverse tax consequences. For more information, see TAXES.

•
Withdrawals - After the first Policy Year, while the Insured is alive and the Policy is in force before the Maturity Date, You can take money out of Your Policy through a withdrawal. Withdrawals will affect the Death Benefit and may have adverse tax consequences. For more information, see TAXES. We may charge a fee for withdrawals. For more information, see “Withdrawals” in ACCESS TO YOUR POLICY VALUE.

•
Loans - At any time after the Cancellation Period ends, and while the Insured is alive and the Policy is in force, You may borrow any amount up to 90% of Your Net Surrender Value. Loans and the interest rates credited to and charged for loans are described in more detail in “Loans” in ACCESS TO YOUR POLICY VALUE. Loans may have adverse tax consequences. For more information, see TAXES.

•
Transfers - While the Insured is alive and the Policy is in force, You can transfer Policy Value between or among any of the Subaccounts and the Fixed Account. We may charge a fee for transfers in excess of the number of free transfers shown on Your Policy. We may limit the number of transfers out of the Fixed Account (if available) and, in certain circumstances, may limit Your transfer activity into a Subaccount to deter disruptive trading and market timing. See TRANSFERS OF POLICY VALUE .

Tax Benefits. A Policy must satisfy certain requirements set forth in the Code to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a Policy issued on a standard rate class basis should generally be considered a life insurance contract under federal tax law. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements.
If the Policy satisfies the definition of life insurance under the Code, the Death Benefit Proceeds should generally be excludable from the gross income of the Beneficiary. State taxes may apply. In addition, You should not be deemed to be in constructive receipt of the Policy Value, and therefore should not be taxed on increases (if any) in the Policy Value until You take out a loan, make a withdrawal, or surrender the Policy. In addition, transfers of Policy Value should not be treated as taxable transactions. For more information, see TAXES.
Supplemental Benefits and Riders. The Policy offers riders that provide supplemental benefits under the Policy. We will deduct any separate charge for each of these riders from Policy Value as part of the Monthly Deduction. For more information, see SUPPLEMENTAL BENEFITS (RIDERS).

•	Lapse Protection Benefit Rider.

•	Accelerated Death Benefit for Chronic Illness Rider.

•	Accelerated Death Benefit for Terminal Illness Rider.

•	Charitable Giving Benefit Rider.

•	Accelerated Death Benefit for Chronic Illness Plus Rider.

POLICY RISKS

Long-Term Financial Planning. The Policy is designed to help meet long-term financial objectives by paying a Death Benefit to the named Beneficiary(ies). The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if You plan to withdraw money or surrender the Policy for short‑term needs. You may pay substantial charges if You surrender Your Policy. Please discuss Your insurance needs and financial objectives with Your registered representative.
Among variable universal life insurance policies on the market today, this Policy (particularly when used in conjunction with the Lapse Protection Benefit Rider) provides a very high Death Benefit as a function of premium payments. However, because of its fees and charges (including the charges for the Lapse Protection Benefit Rider), it may not provide as great a growth in

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Policy Value as some other variable universal life insurance policies on the market today. If You are looking to maximize the Death Benefit available to your Beneficiaries after Your (or another insured’s) death, this Policy may be a good one for You. If, however, You are seeking maximum growth of policy value in a variable universal life insurance policy, this Policy may not be Your best choice.
Risk of an Increase in Current Fees and Charges. Certain fees and charges are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed maximum levels. If fees and charges are increased, You may need to increase the amount and/or frequency of premiums to keep the Policy In Force.
Investment Risk. You may allocate Your Policy Value to one or more of the Subaccounts, each of which invests in a designated Fund. Depending upon market conditions, You can make or lose Policy Value in any of these Subaccounts; Your Policy Value will increase or decrease as a result of investment performance. If investment performance is very poor, You could lose everything that You invest and Your Policy could Lapse without value.
Owners who do not keep the Lapse Protection Benefit Rider in force may also allocate Net Premium or Policy Value to the Fixed Account, which credits guaranteed interest. Such Owners assume the risk that the interest rate We credit on Fixed Policy Value may decrease, although it will never be less than an annual effective guaranteed interest rate of 1%.
Fund Investment Risk. A comprehensive discussion of each Fund available as an investment option under the Policy can be found in the Fund’s prospectus. Please refer to the prospectuses for the Funds for more information.
There is no assurance that any Fund will achieve its stated objective.
Risk of Lapse. Net Premiums that do not offset prior Monthly Deductions, poor Subaccount investment performance, withdrawals, and unpaid loans and loan interest, may cause a Policy to Lapse, which means that You will no longer have insurance coverage. If the Lapse Protection Benefit Rider is in effect, Your Policy will remain in force as long as the requirements of that Rider are met. Without the Lapse Protection Benefit Rider, Your Policy will remain in force only as long as the Net Surrender Value is sufficient to cover Your Monthly Deductions. A Policy Lapse may have tax consequences.
INQUIRIES

•	For general correspondence and Written Notice, please contact Our Administrative Office at :
P.O. Box 34690
Seattle, WA 98124
Telephone: 1-800-796-3872
Facsimile: 1-866-719-3124

For premium payments after your Policy is issued, please contact Us at:

P.O. Box 34815
Seattle, WA 98124

•	For overnight mail, please contact Us at Our Home Office, located at :
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004

•	On the Internet, please go to : https://www.symetra.com .

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FEE TABLE

The following tables describe the types of fees and charges that You will pay (directly or indirectly) when buying, owning and surrendering Your Policy. If the amount of the charge depends on the personal characteristics of the Insured, the fee table lists the minimum and maximum charges We assess under the Policy, as well as the fees and charges of a typical Insured, with the characteristics set forth in the table. These fees and charges may not be typical of the fees and charges that You will pay.
The first table describes the fees and charges that are payable when buying the Policy, paying premiums, making withdrawals from the Policy, surrendering the Policy, or transferring Policy Value among the Subaccounts and (if available) the Fixed Account.
TRANSACTION FEES

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
PREMIUM CHARGE	Upon payment of each premium	15%	10%
SURRENDER CHARGE (1)	At the time of any surrender during the first 15 Policy Years
Minimum Charge		$4.02 per $1,000 of Initial Specified Amount	$4.02 per $1,000 of Initial Specified Amount
Maximum Charge		$58.55 per $1,000 of Initial Specified Amount	$58.55 per $1,000 of Initial Specified Amount
Charge for 45 year old Male Standard Non-Tobacco user (2)		$39.97 per $1,000 of Initial Specified Amount	$39.97 per $1,000 of Initial Specified Amount
WITHDRAWAL PROCESSING FEE	Upon each withdrawal	$25	$25
TRANSFER PROCESSING FEE	Upon each transfer	$25	$25

(1)
A surrender charge is deducted if the Owner surrenders the Policy during the first 15 Policy years. This charge varies by Policy duration and the Issue Age, Risk Class and if permitted by state law, the sex of the Insured.

(2)
The rates shown are for a 45 year old male standard non-tobacco user for the first Policy year only. The rates will change each Policy year thereafter to reflect the Insured’s Attained Age and risk class. For more information on the rate that would apply to You, please contact your registered representative or Us at our Administrative Office.

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The table below describes the fees and charges that You will pay periodically during the time that You own the Policy, excluding Fund fees and expenses.
PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
ADMINISTRATIVE CHARGE	On the Policy Date and on each Monthly Anniversary Day	$60	$20
EXPENSE CHARGE	On the Policy Date and on each Monthly Anniversary Day
Minimum Charge	For Policy Years 1-20	$0.03 per $1,000 of initial Specified Amount	$0.03 per $1,000 of initial Specified Amount
Maximum Charge	For Policy Years 1-20	$2.17 per $1,000 of initial Specified Amount	$1.67 per $1,000 of initial Specified Amount
Charge for 45 year old Male Standard Non-Tobacco user (1)	For Policy Year 1	$0.23 per $1,000 of Initial Specified Amount	$0.18 per $1,000 of Initial Specified Amount
COST OF INSURANCE (2) (without extra ratings)(3)	On the Policy Date and on each Monthly Anniversary Day
Minimum Charge		$0.04 per $1,000 of Net Amount at Risk	$0.01 per $1,000 of Net Amount at Risk
Maximum Charge		$83.33 per $1,000 of Net Amount at Risk	$43.13 per $1,000 of Net Amount at Risk
Charge for 45 year old Male Standard Non-Tobacco user (1)		$0.19 per $1,000 of Net Amount at Risk	$0.05 per $1,000 of Net Amount at Risk
MONTHLY VARIABLE POLICY VALUE CHARGE	On the Policy Date and on each Monthly Anniversary Day	For All Policy Years: 0.075% of Variable Policy Value	For Policy Years 1-10: 0.075% of Variable Policy Value For Policy Years 11+: 0.0375% of Variable Policy Value
LOAN INTEREST SPREAD	On each Policy Anniversary, or earlier, as applicable	1%	1%
LAPSE PROTECTION BENEFIT RIDER EXPENSE CHARGE	On the Policy Date and on each Monthly Anniversary Day
Minimum Charge	For Policy Years 1-20	$0.11 per $1,000 of Initial Specified Amount	$0.08 per $1,000 of Initial Specified Amount
Maximum Charge	For Policy Years 1-20	$0.97 per $1,000 of Initial Specified Amount	$0.75 per $1,000 of Initial Specified Amount
Charge for 45 year old Male Standard Non-Tobacco user (1)	For Policy Years 1-20	$0.32 per $1,000 of Initial Specified Amount	$0.25 per $1,000 of Initial Specified Amount
CHRONIC ILLNESS PLUS RIDER	On the Policy Date and on each Monthly Anniversary Day
Minimum Charge		$0.00 per $1,000 of of Net Amount Risk	$0.00 per $1,000 of of Net Amount Risk
Maximum Charge		$4.62 per $1,000 of of Net Amount Risk	$4.62 per $1,000 of of Net Amount Risk
Charge for 45 year old Male Standard Non-Tobacco user (1)	For Policy Year 1	$0.02 per $1,000 of of Net Amount Risk	$0.02 per $1,000 of of Net Amount Risk

(1)
The rates shown are for a 45 year old male standard non-tobacco user for the first Policy Year only. The rates will change each Policy year thereafter to reflect the Insured’s Attained Age and risk class. For more information on the rate that would apply to You, please contact your registered representative or Us at our Administrative Office.

(2)
Current cost of insurance rates vary and may change based on a number of factors. See “Monthly Cost of Insurance Charge” in CHARGES AND FEES . The cost of insurance charges shown in the table likely do not represent the charges You will pay. For more information on the Cost of Insurance Charge that would apply to You, please contact your registered representative or Us at our Administrative Office.

(3)
We may place an Insured in a substandard Risk Class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. For certain Risk Classes, We may add a surcharge to the cost of insurance rates.

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RANGE OF EXPENSES FOR THE FUNDS
The Total Annual Fund Operating Expense Table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the Funds for the fiscal year ended December 31, 2015. These expenses may be different in the future. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expense	Lowest	Highest
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, distribution (12b-1) fees and other expenses)	0.15%	0.19%

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POLICY DIAGRAM

Your Premium
You make a premium payment
We deduct a premium charge
Net Premium
• We hold Net Premium in a Fixed Account during the Cancellation Period
• After the Cancellation Period, We allocate Net Premium to investment options You choose
Fixed Option
• We transfer Policy Value to a Fixed Account when You take a Policy loan, or as required by a supplemental benefit rider
• We hold amounts allocated to this investment option in Our General Account
Variable Investment Options
We hold amounts allocated to these investment options in the Variable Account
VVIF
The variable investment options invest in portfolios of the Vanguard Variable Insurance Fund (VVIF)
VVIF
Deducts advisory fees and other expenses from the portfolios
We make Monthly Deductions
Every month We deduct:
• cost of insurance charge
• administrative charge
• expense charge
• rider charge
Every month
We deduct a Variable Policy Value charge
Loan Account Value
Policy Value set aside to secure a Policy loan
Policy Value
Variable Policy Value + Fixed Policy Value + Loan Account Value
If You make a withdrawal
We may deduct a withdrawal processing fee
If You surrender Your Policy during the first 15 Policy Years
We deduct a surrender charge
If You make a transfer
We may deduct a transfer processing fee

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SYMETRA LIFE, THE FIXED ACCOUNT, AND THE GENERAL ACCOUNT

SYMETRA LIFE

Symetra Life Insurance Company is an Iowa stock life insurance company. Symetra Life Insurance Company was organized under Washington law on January 23, 1957, and redomesticated to Iowa in 2014. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation, which, in turn, is a wholly owned subsidiary of Sumitomo Life Insurance Company, a Japanese mutual life insurer with its headquarters in Tokyo, Japan. Symetra Life Insurance Company provides individual and group life, accident and health insurance, and annuity products and is licensed to do business in the District of Columbia and all states except New York.
THE FIXED ACCOUNT

The Fixed Account consists of assets owned by Symetra Life other than those in the Variable Account.
Policy Value in the Fixed Account will be credited with the interest rate established for the date that We receive the funds. This rate will be applied as of the date We receive the funds and continue for at least 12 months. We may change interest rates for successive 12-month periods at Our discretion. Annual effective guaranteed interest rates will never be less than the minimum shown in Your Policy. You bear the risk that the rate of interest that We credit will not exceed that minimum. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the Fixed Account. For purposes of crediting interest, Policy Value deducted, transferred or withdrawn from the Fixed Account is accounted for on a “first-in, first-out” basis.
Net Premium is placed in the Fixed Account during the Cancellation Period (see "Cancellation Period” in THE POLICY ). We reserve the right to restrict or remove the Fixed Account as an investment option available under the Policy.
Interests in the Fixed Account are not securities. For this reason, the SEC staff has not reviewed disclosure in this prospectus relating to the Fixed Account.
OUR GENERAL ACCOUNT

T he Fixed Account is part of Symetra Life’s General Account. Unlike premium payments and Policy Value allocated to the Variable Account, We assume the risk of investment gain or loss on amounts held in the Fixed Account. The assets of the General Account may be used to pay the claims of any of Our policy owners as well as Our creditors. The General Account invests its assets in accordance with state insurance law.
The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. State insurance laws and regulations require life insurance companies, including the Company, to hold assets in its General Account equal to a special liability called “reserves” which, under such laws and regulations, are considered by the insurance regulators to be sufficient for the Company to meet its contractual obligations to policyholders. The Company complies with these requirements and We regularly monitor Our reserves to ensure that We hold sufficient assets to cover actual or expected policy and claims payments. State insurance regulators also require life insurance companies to maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that the insurer suffers financial impairment, based on the specific risks in the insurer’s operations. For the Company, such risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on assets held in Our General Account, which include bonds, loans secured by mortgages, and equity securities, as well as the loss in value of these investments resulting from a loss in their market value.
We prepare Our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (“GAAP”). Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling Us at 1-800-796-3872 or by writing Us at Our Administrative Office). In addition, the Statement of Additional Information is available on the SEC's website at https://www.sec.gov.

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THE VARIABLE ACCOUNT AND THE FUNDS

SYMETRA SEPARATE ACCOUNT SL

Symetra Separate Account SL (“Variable Account”) is a separate account that was established under Washington law on November 6, 1986, and reestablished under Iowa law on July 1, 2014. The Variable Account holds the assets that underlie Policy Values invested in the Subaccounts. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”).
The Variable Account is divided into Subaccounts, each of which invests in the shares of a specific Fund. These Subaccounts buy and sell Fund shares at Net Asset Value without any sales charge. Any dividends and distributions from a Fund are reinvested at Net Asset Value in shares of that Fund.
Under Iowa law, the assets in the Variable Account are the property of Symetra Life. Variable Account assets are held separately from Symetra Life’s other assets and are not part of Our General Account. Variable Account assets may not be used to pay any of Our liabilities other than those arising from the Policies and other variable life insurance policies We issue through the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other policy liabilities of the Variable Account are not chargeable with liabilities that arise from any other business that the Company may conduct. Income, gains and losses realized or unrealized from the assets allocated to a Subaccount are credited to or charged against such Subaccount without regard to other income, gains or losses of Symetra Life. If the Variable Account’s assets exceed the required reserves and other liabilities, We may transfer the excess to Our General Account.
Promises We make in the Policy are general obligations of Symetra Life and are not dependent on assets in the Variable Account.
Changes to the Variable Account. Where permitted by applicable law, We reserve the right to make certain changes to the structure and operation of the Variable Account, which may include:

•	Transferring assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account;

•	Removing, combining, or adding Subaccounts, and making the combined or added Subaccounts available for allocation of premium payments;

•	Closing certain Subaccounts to allocations of new premium or transfer of Policy Value by existing or new Owners;

•	Substituting shares of a Fund, which may have different fees and expenses, for shares of a Fund in which a Subaccount currently invests;

•	Combining the Variable Account with other separate accounts and/or creating new separate accounts;

•	Deregistering the Variable Account under the 1940 Act, or operating the Variable Account or any Subaccount as a management investment company, or as any other form permitted by law;

•	Managing the Variable Account under the direction of a committee at any time;

•	Making any changes required by applicable law or regulation; and

•	Modifying the provisions of the Policy to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

We will notify You of any changes. We reserve the right to make other structural and operational changes affecting the Variable Account.

VARIABLE INVESTMENT OPTIONS

E ach Subaccount of the Variable Account invests in shares of a corresponding Fund. Each Fund is part of the Vanguard Variable Insurance Fund, a series fund that is an open-end investment management company registered with the SEC.
Each Fund’s assets are held separate from the assets of the other Funds and each Fund has investment objectives and policies that are different from those of the other Funds. Thus, each Fund operates as a separate investment fund, and the income or loss of one Fund has no effect on the investment performance of any other Fund.
Each Fund’s investment objective(s) and policies are summarized below. There is no assurance that a Fund will achieve its stated objective(s). The investment performance for the Funds may differ substantially from mutual funds with similar names

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and objectives that are available to the general public. There can be no assurance, and We make no representation, that the investment performance of the Funds will be comparable to any other mutual fund portfolio, even those with the same investment objectives and policies and advisor or manager. We do not guarantee or make any representation that the investment results of the Funds will be comparable to any other mutual fund portfolio, even those with the same investment advisor or manager.
You can find more detailed information about the Funds-including descriptions of Fund expenses, investment objectives and risks-in the Fund prospectuses. You can obtain free copies of the Fund prospectuses by contacting Us at 1-800-796-3872. You should read the Fund prospectuses carefully. (If You received a summary prospectus for a Fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full prospectus.)

FUND NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Vanguard® Variable Insurance Fund Portfolios Vanguard is a registered trademark of The Vanguard Group
Vanguard VIF - Equity Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF - Mid-Cap Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF - Total Stock Market Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.
The Vanguard VIF - Total Stock Market Index Portfolio is a "fund-of-funds", which means that it achieves its objective by investing in other mutual funds rather than in individual securities.

We do not guarantee that each Fund will always be available for investment through the Policy.

Selection of Underlying Funds. The Funds offered as investment options under the Policy are selected by Symetra Life. We may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of a Fund with Our hedging strategy, the strength of the advisor’s reputation and tenure, brand recognition, and past performance. The alignment of the investment objectives of each of the Funds with Our hedging strategy is a particularly important factor for Us because Our hedging activities make it possible for Us to offer the Lapse Protection Benefit at a reasonable price. We may remove a Fund or limit its availability to new premiums and/or transfers of Policy Value if We determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.
You are responsible for allocating Variable Policy Value among the Subaccounts that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Because investment risk is borne by You, You should carefully consider any decisions that You make regarding investment allocations.
In making Your Subaccount selections, We encourage You to thoroughly investigate all of the information that is available to You regarding the Funds, including the prospectus, SAI and annual and semi-annual reports for each Fund. After You select Funds for Your Initial Premium Payment(s), You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.
You bear the risk of any decline in Your Policy Value resulting from the performance of the Funds You have chosen.
Voting Rights. Symetra Life is the owner of the Funds’ shares. However, when a Fund solicits proxies in connection with a shareholder vote, We will ask You for instructions as to how to vote those shares attributable to Your Variable Policy Value indirectly invested in that Fund. Before a vote of a Fund’s shareholders occurs, You will receive voting materials in accordance with the procedures established by the Fund. You will have the right to instruct Us on the number of Fund shares that corresponds to the amount of Policy Value that You have in that Fund. Your number of votes is calculated separately for each Subaccount and may include fractional votes.

10

We vote Fund shares for which no timely instructions are received from Owners in proportion to the voting instructions that are received from other Owners with respect to that Fund. For this reason, a small number of Owners may control the outcome of a vote. Should We determine that We are permitted by law to do so, We will vote the shares in Our own right. If required by state insurance regulators, or if permitted under federal regulation, We may disregard certain Owner voting instructions.
You have no voting rights with respect to values in the Fixed Account.

THE POLICY

PURCHASING A POLICY

To purchase a policy, You must submit an application, the Initial Premium Payment, and provide evidence of insurability satisfactory to Us. Before approving an application, We conduct underwriting to determine Your Risk Class.
Upon receipt of the initial premium payment and before a Policy is issued, We may provide temporary insurance, subject to a maximum amount. If You make Your Initial Premium Payment through Electronic Funds Transfer (“EFT”) and a specific draft date is requested, Your Issue Date will be at least three business days after the requested draft date. If no specific date is requested, Your Policy will be dated as of the underwriter approval date with the draft date being three business days prior.
Because the cost of insurance charge (and certain rider charges) are based on Your Attained Age under the Policy and Attained Age is measured from the Policy Date, in certain circumstances We may issue Your Policy with a Policy Date that pre-dates the Issue Date. Speak with Your sales representative for more information about Your Policy Date.
CANCELLATION PERIOD

You may examine the Policy and, if for any reason You are not satisfied, You may cancel the Policy by returning it with a written request to cancel the Policy to Our Administrative Office or to the sales representative who sold it to you within thirty-five (35) calendar days after the Issue Date. If You decide to cancel Your Policy during the Cancellation Period, We will refund the premium payments made, minus any withdrawals, promptly, and will treat the Policy as if it had never been issued.
We hold the Net Premium Payments received for Your Policy during the Cancellation Period in the Fixed Account. At the expiration of the Cancellation Period, We will reallocate the Net Premium Payment(s) less Monthly Deductions, plus credited interest, held in the Fixed Account to the investment options available under an Owner’s Policy, based on the Owner’s allocation instructions in effect at that time.
OWNERSHIP RIGHTS

The Policy belongs to the Owner named in the application unless changed. The Owner, may exercise all of the rights and options described in the Policy. The Insured is the Owner unless the application specifies a different person as Owner. If the Owner dies before the Insured and no contingent Owner is named, then ownership of the Policy will pass to the Owner’s estate.
The principal rights an Owner may exercise are to:

•	change the Owner;

•	select or change a contingent Owner of the Policy;

•	designate or change any Beneficiary or Contingent Beneficiary before the death of the Insured;

•	allocate Net Premium Payments and Policy Value among and between the Subaccounts and any Fixed Accounts; and

•	surrender, take a loan, or assign the Policy.

The Owner must select either the Guideline Premium Tax Test or the Cash Value Accumulation Tax Test on the Policy application. Once selected, the tax test applicable to Your Policy cannot be changed.
The Owner of a Policy may change the Owner and change any Beneficiary or Contingent Beneficiary, by Written Notice. The request will take effect as of the date such Written Notice is signed by the Owner. We are not liable, however, for payment or

11

other action taken by Us before We receive such Written Notice.

PREMIUMS

Premium payments should be made payable to Symetra Life Insurance Company and in a form acceptable to us. You may choose to pay premiums:

•	By personal check drawn on U.S. funds;

•	By Electronic Funds Transfer (EFT); or

•	By wire.

You may choose to make premium payments directly to Our Administrative Office or through a pre-authorized transfer from a bank account. You can make Planned Periodic Payments using EFT by:

•	electing the EFT payment option on Your application or providing Us with a bank draft authorization form; and

•	providing Us with a voided check for account and bank routing information.

Monthly Planned Periodic Payments must be made by EFT.
You may change the method of paying premiums at any time without charge.
INITIAL PREMIUMS

If You choose to make Your Initial Premium Payment by check, it can be delivered either directly to Our Administrative Office or to Your registered representative. Your check must be sufficient to keep the Policy in force for at least two months. If You choose to make Your Initial Premium Payment by EFT, the Initial Premium Payment is equal to one monthly premium. You may change the method of paying premiums at any time without charge.
PLANNED PERIODIC PAYMENTS

You can schedule the amount and frequency of premium payments. We refer to these scheduled premiums as “Planned Periodic Payments”. You can choose to pay them either annually, semi-annually, quarterly, or monthly. Subject to Our approval, You can change the amount and frequency of Planned Periodic Payments. We will send Owners reminder notices for Planned Periodic Payments.
Making Planned Periodic Payments is optional. If You make Planned Periodic Payments on time and in full, there is still no guarantee that the Policy will not Lapse (i.e., terminate without value). See POLICY LAPSE AND REINSTATEMENT for more information.
ADDITIONAL PREMIUMS

Additional premium payments may be made at any time before the Maturity Date while the Policy is in force, and may be necessary to prevent Lapse. Additional premium payments or other changes to the policy can jeopardize a policy’s tax status. We will notify an Owner that a premium payment may result in a Policy becoming a Modified Endowment Contract (MEC), and will refund any portion of any premium payment We determine to be in excess of the premium limit established by law to qualify the policy as life insurance.
Unless You specify otherwise in a Written Notice, We will consider any unplanned premium payment made while a loan is outstanding as a loan repayment.
Premium payments received in good order are credited to Your Policy on the business day We receive them at Our Administrative Office. However, payments received at Our Administrative Office without all of the information necessary to process them may postpone the crediting of Your payment to Your Policy. In addition, if Your check is received without the necessary information We need to process it, processing delays will occur as We attempt to contact You to get the necessary information.

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ALLOCATION OF NET PREMIUM PAYMENTS AND POLICY VALUE

You designate how Your Net Premium Payments are to be allocated when You apply for a Policy. All percentage allocations must be in whole numbers. The sum of the allocations must equal 100%.
We allocate Net Premium Payments We receive during the Cancellation Period (including the Initial Premium Payment) to the Fixed Account. At the end of the Cancellation Period, the Net Premium Payment(s) less Monthly Deductions and plus credited interest is (are) reallocated to any Subaccount that You selected, based on Your allocation instructions. Net Premium Payments received after the Cancellation Period are allocated to the Subaccounts and/or the Fixed Account, according to the allocation instructions We have at that time.
You may change Your allocation instructions without charge at any time by Written Notice or by telephone. The change will be effective as of the end of the Valuation Period on which We receive Your Written Notice or telephone call.
Whenever You allocate Net Premiums or transfer Policy Value into a Subaccount, We will credit Your Policy with the number of units for that Subaccount that can be acquired for such premium or transfer amount. We price each Subaccount unit on each Valuation Day using the unit value determined at the closing of the regular business session of the New York Stock Exchange (“NYSE”) (usually at 4:00 p.m. Eastern time). We will credit amounts to the Subaccounts only on a Valuation Day. Your Policy Value will vary with the investment experience of the Subaccounts in which You invest.
If a selected Subaccount is not available, Your allocation or transfer will not be carried out. We will contact You for further instructions.
You should periodically review how Your Policy Value is allocated among the Subaccounts and the Fixed Account because market conditions and Your overall financial objectives may change.
PREMIUM LIMITATIONS

We reserve the right, at any time and without prior notice, to:

•
limit the amount and frequency of planned periodic premiums and additional unscheduled premiums (each, an “additional premium”). Aggregate premium payments in excess of $3 million are subject to Our prior approval.

•	limit the amount and frequency of Net Premium Payments that may be allocated to the Fixed Account.

•	refuse to accept such additional premium under the Policy.

In all cases, We will accept additional premium necessary to prevent the Policy from lapsing.

CALCULATION OF POLICY VALUE

VARIABLE POLICY VALUE

The Variable Account reflects the investment experience of the Subaccounts to which it is allocated, any Net Premium Payments and loan repayments allocated to the Subaccounts, transfers out of the Subaccounts, any withdrawals of Subaccount Value, any Loan Amount transferred to the Loan Account, and that portion of any withdrawal processing fee, transfer processing fee, or the Monthly Deduction attributable to the Subaccounts. There is no minimum Variable Policy Value. The Variable Policy Value at any time is the sum of the Subaccount Values for the Policy on the Valuation Day most recently completed.
UNITS

The value of the variable portion of Your Policy will go up or down depending upon the investment performance of the Subaccount(s) You choose. To keep track of this, We use a unit of measure called a Unit which works like a share of a mutual fund. The number of Units credited is determined by dividing the dollar amount directed to each Subaccount by the value of the a unit for that Subaccount.
The Unit value for each Subaccount was arbitrarily set initially at $10 when the Subaccount began operations. Thereafter, the

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Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day multiplied by the Net Investment Factor, as described below. The Subaccount Value for a Policy on any day is equal to the number of Units credited to the Policy in that Subaccount by the Unit value for the Subaccount on that day.
The net investment factor is used to measure the change in Unit value for each Subaccount from one Valuation Period to the next. The net investment factor may be greater or less than one, which means that the value of a Unit may increase or decrease from Valuation Day to Valuation Day. The net investment factor for any Subaccount is determined by dividing (1) by (2), where:

•	(1) is the result of

a.	the Net Asset Value Per Share of a Fund held in the Subaccount, determined at the end of the current Valuation Period; plus

b.	the per share amount of any dividend or income distributions made by the Fund to the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

c.	a per share charge or credit for any taxes reserved for, which is determined by Symetra Life to have resulted from the operations of the Subaccount;

•	(2) is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the immediately preceding Valuation Period.

When You make Net Premium Payments or transfers into a Subaccount, We credit Your Policy with Units. Conversely, when You request a withdrawal or a transfer of money from a Subaccount-or when the Monthly Deduction is assessed, the Policy is surrendered, Death Benefit Proceeds are paid-Units are liquidated. In either case, the increase or decrease in the number of Your Units is determined by taking the amount of the Net Premium Payment, transfer, withdrawal and dividing it by the value of a Unit on the date the transaction occurs.
Example: Assume that on Monday, We receive a $1,000 Net Premium Payment from You before the NYSE closes. You have told Us that You want this to go to the Fund A Subaccount. When the NYSE closes on that Monday, We determine that the value of a Unit of the Fund A Subaccount is $20. We then divide $1,000 by $20 and credit Your Policy on Monday night with 50 Units for the Fund A Subaccount.
FIXED POLICY VALUE

The Fixed Policy Value under a Policy at any time is equal to: (i) Net Premium Payments allocated to the Fixed Account, plus (ii) Policy Value transferred to the Fixed Account; plus (iii) interest credited to the Fixed Account; minus (iv) transfers from the Fixed Account (including any transfer fees deducted); minus (v) withdrawals from the Fixed Account (including any withdrawal processing fee deducted); minus (vi) any applicable Monthly Deductions.

TRANSFER OF POLICY VALUE

While the Policy is in force and the Insured is still living, You can transfer Policy Value among and between any available Subaccounts and the Fixed Account. We will accept transfer requests from You by telephone, by Written Notice sent by fax or mail. Each transfer must be in good order.
Transfers to or from the Subaccounts will take effect at the end of the Valuation Period during which We receive the request, in good order, at Our Administrative Office. If We receive a transfer request after the end of the Valuation Day, We will process the order using the Subaccount unit value determined at the end of the next Valuation Day. We reserve the right to modify, restrict, suspend or eliminate transfer privileges (including telephone transfers) at any time.
The following apply to transfers under the Policy:

•	Policy Value may not be transferred to the Fixed Account when the Lapse Protection Benefit Rider is in effect.

•	We will accept transfers by telephone or by written request.

•
The minimum amount that may be transferred is $1,000.00. If, after the transfer, the amount remaining in the Subaccount(s) or the Fixed Account would be less than the minimum amount that may be transferred, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount.

•	Except as listed below, We may deduct a $25 charge from the amount transferred for each transfer in excess of 24

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transfers in a Policy Year.

◦	We consider each communication directing Us to transfer Policy Value between Subaccounts and/or the Fixed Account a single transfer.

◦
Transfers resulting from loans, automatic rebalancing, transfers from the Fixed Account at the expiration of the Cancellation Period, currently are not treated as transfers for the purpose of assessing a transfer processing fee.

•
We reserve the right to limit the maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year to the greater of (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.

Telephone transfer privileges are available for transfers among and between Subaccounts and the Fixed Account, and automatic rebalancing.
Please note the following regarding transfer requests made by telephone:

•	We will use reasonable procedures to confirm that the person giving instructions is authorized to do so.

•	If We follow these procedures, We are not liable for any loss, damage, cost or expense from complying with instructions We reasonably believe to be authentic.

•	We require a form of personal identification before acting on instructions received by telephone, and We make a tape recording of the instructions given by telephone.
Transfers to the Fixed Account when the Lapse Protection Benefit Rider is in effect may only be made by Written Notice.

Telephone, fax and website transfers, and transfers via fax, may not always be available. For example, Our offices may be closed during severe weather emergencies or there may be interruptions in telephone and computer systems that are beyond Our control. In addition, We can experience outages or slowdowns for a variety of reasons. Such outages and slowdowns-whether in Our systems, Your systems, or those of Your service provider or Your agent-may prevent or delay our receipt of Your transfer request.
You also should protect Your password because self-service options will be available to anyone who provides Your password. We will not be able to verify that the person using Your user name and password and providing instructions is You or a person authorized by You.
AUTOMATIC REBALANCING

After Your Policy Value has been invested, the performance of the Subaccounts may cause the percentage in each Subaccount to change from Your original allocations. You can instruct Us to adjust Your investment in the Subaccounts and the Fixed Account to maintain a predetermined mix on a quarterly basis. Once started, automatic rebalancing will continue until You request Us to stop.
LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY

Effects of Excessive Transfers and Market Timing Activity. The Policy and the Funds are not designed for short term trading or market timing, or for persons that make large, or frequent transfers. Such trading activity may be disruptive to portfolio management strategies by causing forced and unplanned portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Fund to maintain a higher level of cash than would otherwise be the case, resulting in lost opportunity costs that must be indirectly borne by all Owners invested in the affected Subaccounts, not just those making the transfers. These disruptive activities may increase expenses and adversely affect Fund performance, thereby negatively impacting long-term Owners.
Detection and Deterrence. Symetra Life discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to Owners, the Funds, Fund shareholders, and the Variable Account, We have established certain policies and procedures to attempt to detect and deter market timing and disruptive trading. Under these policies and procedures, various analytics are used to evaluate factors that may be indicative of frequent trading. For example, transactions in Funds that exceed certain monetary thresholds may be scrutinized. Symetra Life also may review transactions that occur close in time to other transactions in the same Policy or in multiple Policies under common ownership or influence. Trading activity that is identified through these procedures, or as a result of any other information available, will be evaluated to determine whether such activity might constitute frequent trading. These procedures may be modified from time to time as

15

appropriate to improve the detection of frequent trading, to facilitate monitoring for frequent trading in particular retirement plans or other accounts, and to comply with applicable laws. Despite Our monitoring, however, We may not be able to detect or halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the Funds, We cannot guarantee that all harmful trading will be detected or that a Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.
In addition to the broad ability to restrict potentially harmful trading as described above, Symetra Life has adopted a policy under which any Owner transferring $100,000 or more from a Subaccount may not transfer Policy Value back into that Subaccount for 90 days. Symetra Life will grant two exceptions to the 90-day policy, per rolling 12‑month period. We will notify You in writing after You trigger each exception to the 90-day policy.
We may impose other restrictions on transfers, or even prohibit transfers for any Owner who, in Our view, has abused or appears likely to abuse, the transfer privilege, on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify Our procedures, impose holding period requirements, or limit the number, size, frequency, manner or timing of the transfers that We permit. If We modify Our procedures, they will be applied uniformly to all Owners. We also reserve the right to reverse a transfer if a Fund refuses or reverses Our order; in such instances some Owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, We may aggregate two or more variable insurance products that We believe are connected by Owners or persons engaged in trading on behalf of Owners.
In addition to Our internal policies and procedures, We will administer Your Policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We may implement, administer, and charge You for any fee or restriction, including redemption fees, imposed by any Fund. To the extent permitted by law, We also may defer the transfer privilege at any time that We are unable to purchase or redeem shares of any of the Funds.
If a transfer request is rejected or Your transfer privileges have been restricted for any reason, We will attempt to inform You by telephone the next business day. If We do not succeed in reaching You by telephone, We will send a letter to Your Address of Record.
Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by Our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. As a result, despite Our efforts to prevent harmful trading activity among the Subaccounts available under this Policy, there is no assurance that We will be able to detect or deter market timing or disruptive trading by such Owners or intermediaries acting on their behalf. Moreover, Our ability to discourage and restrict market timing or disruptive trading may be limited by terms of the Policy and by decisions of state regulatory bodies and court orders that We cannot predict.
Fund Frequent Trading Policies. The Funds to which We submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by Us on behalf of all Our variable annuity contract owners and variable life policy owners. Those Funds may require Us to investigate whether any of Our contract owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If a Fund believes You are engaged in market timing activity, it may require Us to block You from making transfers or purchases to the Fund. In addition, federal regulations may require Us to provide individual transaction and contract owner information to the Funds when requested.
In addition to Our market timing procedures, the Funds to which We submit purchase and redemption orders may have their own market timing policies and restrictions. Those policies and procedures, when applicable, are described in the prospectuses for each of the Funds available for investment by you. We reserve the right to enforce the Funds' policies and procedures. Under SEC rules, We are required to: (i) enter into a written agreement with each Fund or its principal underwriter that obligates Us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (ii) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.
In cases of large or frequent transfers, Fund managers or Symetra Life may reject trades that are determined to be detrimental to other Fund investors or violate the Funds’ policies and procedures. Therefore, to the extent permitted by law, We may delay or refuse to honor a transfer request to a Subaccount that invests in a Fund, or to reverse such a transfer request, at any time We are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions.
We further reserve the right to implement, administer, and collect any fee or restriction, including redemption fees, imposed by

16

any Fund. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading. You should read the prospectus of each Fund for more information about the Fund’s ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

Upon receipt of Due Proof of Death of the Insured while the Policy is in force, We will pay the Death Benefit Proceeds to the primary Beneficiary(ies), if living, or to a Contingent Beneficiary. If no Beneficiary or Contingent Beneficiary survives the Insured, We will pay the Death Benefit Proceeds to the Owner or the Owner’s estate. We will pay the Death Benefit in a single sum or under a payment option provided under the Policy that the Owner or the Beneficiary(ies) select(s). See “Settlement Options” in OTHER INFORMATION ABOUT THE POLICY.

The Death Benefit Proceeds equal:	•	The Death Benefit; plus
	•	Any Death Benefit under any rider to the Policy; minus
	•	Any liens; minus
	•	Any Loan Amount; minus
	•	Any unpaid Monthly Deductions if the Insured dies during the Grace Period.
We may further adjust the amount of the Death Benefit if We contest the Policy based on your misstatement of the Insured's Age or, if permitted by state law, sex.
We will pay interest on the Death Benefit Proceeds from the date of death to the date of payment. The annual interest rate will be at least 1%. We will pay additional interest at an annual rate of 10% starting thirty-one (31) days following the latest of (1), (2) or (3) below until the date the Death Benefit proceeds are paid.

1.	the date We receive Due Proof of Death at Our Administrative Office;

2.	the date We receive sufficient information to determine Our liability, the extent of the liability, and the person(s) entitled to the Death Benefit Proceeds;

3.
the date that legal impediments to payment of the Death Benefit Proceeds that depend on actions of parties other than Symetra Life-e.g., the establishment of guardianship and conservatorships, the appointment and qualification of trustees, and the submission of information necessary to satisfy state and federal reporting obligations-are removed to Our satisfaction.

DEATH BENEFIT

Your Policy’s initial amount of insurance coverage, which You select in Your application, is its Initial Specified Amount. The maximum Specified Amount is generally $99 million. You may decrease, but not increase, Your Specified Amount.
The Death Benefit is the greater of the Specified Amount on the date of the Insured’s death or the applicable percentage of the Policy Value as of the Insured’s date of death, as shown in Your Policy. The amount of the Death Benefit is determined at the end of the Valuation Period in which the Insured dies.
The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The Death Benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.
To the extent the Net Amount at Risk under Your Policy increases as a result of a premium payment, We may require evidence of insurability satisfactory to us. We will make appropriate adjustments, prospectively, to the Monthly Deductions or any supplemental benefits that are consistent with such an increase.

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Tax Compliance Tests. Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a Guideline Premium Test (“GPT”) or a Cash Value Accumulation Test (“CVAT”). You must choose either the GPT or the CVAT before the Policy is issued. Once the Policy is issued, You may not change to a different test. The Death Benefit will vary depending on which test is used. In deciding whether to choose the CVAT, You should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit, which may increase certain charges.
The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by Attained Age of the Insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage (varying based on the Attained Age, sex and Risk Class of the Insured) of the Policy Value, adjusted for certain riders.
The corridor under the CVAT is different from the corridor under the GPT. Specifically, the CVAT corridor requires more Death Benefit in relation to Policy Value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no riders, as Your Policy Value increases, Your Death Benefit will increase more rapidly under CVAT than it would under GPT.
Under the Guideline Premium Test

The Death Benefit equals the greater of:	1.	The Specified Amount; or
	2.	A specified percentage, shown in Your Policy, of the Policy Value on the Insured’s date of death.
The Death Benefit factor is the minimum multiple of Policy Value We must pay as the Death Benefit under federal tax requirements. The Death Benefit factor is shown in Your Policy for the Insured's Attained Age as of his or her death. The following table indicates the Death Benefit factors for the GPT for different Attained Ages:

Attained Age	Death Benefit Factor
40 and under	2.50
41 to 45	2.50 minus 0.07 for each age over Attained Age 40
46 to 50	2.15 minus 0.06 for each age over Attained Age 45
51 to 55	1.85 minus 0.07 for each age over Attained Age 50
56 to 60	1.50 minus 0.04 for each age over Attained Age 55
61 to 65	1.30 minus 0.02 for each age over Attained Age 60
66 to 70	1.20 minus 0.01 for each age over Attained Age 65
71 to 75	1.15 minus 0.02 for each age over Attained Age 70
76 to 89	1.05
90 to 94	1.05 minus 0.01 for each age over Attained Age 90
95to 99	1.01
100 and older	1.01

If the Code requires Us to determine the Death Benefit by reference to these Death Benefit factors, then the Policy is described as “in the corridor.” An increase in the Policy Value will increase Our risk, and We will increase the cost of insurance We deduct from the Policy Value.
Guideline Premium Test Example: Assume that the Insured's Attained Age is under 40 and that there is no Loan Amount. A Policy with a $100,000 Specified Amount will generally pay $100,000 in Death Benefit. However, because the Death Benefit must be equal to or be greater than 2.50 times the Policy Value, any time the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Specified Amount. (The figure $40,000 is derived by solving for Policy Value in the following calculation: $100,000 = 2.50 multiplied by the Policy Value.) Each additional dollar added to the Policy Value above $40,000 will increase the Death Benefit by $2.50.

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Similarly, for this Policy, as long as the Policy Value exceeds $40,000, each dollar taken out of the Policy Value will reduce the Death Benefit by $2.50. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Specified Amount, then the Death Benefit will equal the Specified Amount of the Policy.
Under the Cash Value Accumulation Test

Death Benefit equals the greater of:	1.	The Specified Amount; or
	2.	A specified percentage, shown in Your Policy, multiplied by the Policy Value on the date of the Insured’s death.
The Death Benefit factor under CVAT is calculated as specified under Section 7702. It is based on the Insured’s sex, Risk Class, Specified Amount band (if any), and Attained Age at the beginning of each Policy Year.

Cash Value Accumulation Test Example: Assume that a Policy has no Loan Amount. Also assume that the Policy has a Specified Amount of $1,000,000 and the Death Benefit factor is 2.97. Under the Level Option, a Policy with a $1,000,000 Specified Amount will generally pay $1,000,000 in Death Benefits. However, because the Death Benefit for the Policy must be equal to or be greater than 2.97 times the Policy Value, any time the Policy Value exceeds $336,700, the Death Benefit of the Policy will exceed the $1,000,000 Specified Amount. The figure of $336,700 is derived by solving for Policy Value in the calculation $1,000,000 = 2.97 multiplied by Policy Value. Each additional dollar added to the Policy Value above $336,700 will increase the Death Benefit of the Policy by $2.97. Similarly, for this Policy, as long as the Policy Value exceeds $336,700, each dollar taken out of the Policy Value will reduce the Death Benefit of the Policy by $2.97. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Specified Amount, the Death Benefit of the Policy will equal the Specified Amount of the Policy.

Similarly, for this Policy, as long as the Policy Value exceeds $336,700, each dollar taken out of the Policy Value will reduce the Death Benefit of the Policy by $2.97. If at any time the difference between the Policy Value and the Net Single Premium for riders multiplied by the Death Benefit factor is less than the Specified Amount, the Death Benefit of the Policy will equal the Specified Amount of the Policy.
DECREASING THE SPECIFIED AMOUNT

After the first Policy Year, You can request a decrease of at least $10,000 in the Specified Amount by Written Notice to Us at Our Administrative Office. Decreases in the Specified Amount will allow you to decrease the planned premium amount and will decrease the guideline premium payment. Changes take effect on the first Monthly Anniversary Day on or next following the date We approve the change. We may decline to make a change that would decrease Your Specified Amount of insurance to less than the minimum amount shown in Your Policy, or that would disqualify Your Policy as life insurance under tax law. We do not permit decreases in Specified Amount during a Grace Period.

LAPSE PROTECTION BENEFIT RIDER

Each Policy is issued with a Lapse Protection Benefit Rider. This benefit ensures that the Policy will remain in force even if the Net Surrender Value is insufficient to cover Monthly Deductions. Under the Lapse Protection Benefit Rider, the Policy will not Lapse as long as the Policy is in a Lapse Protection Benefit Period. A Lapse Protection Benefit Period is any period when the Lapse Protection Value (defined below) is greater than or equal to the lapse protection minimum value (as shown on your Policy specifications page) and the Policy’s Surrender Value exceeds any Loan Amount. We assess a charge for this benefit, which is a percentage of the Specified Amount of the Policy. Investment restrictions apply.
LAPSE PROTECTION VALUE

The Lapse Protection Value is computed monthly, taking into account credits and charges similar to those used to calculate the Policy Value. Unlike the Policy Value, however, the Lapse Protection Value does not represent an actual monetary value available to an Owner. Rather, it is a notional amount that is used to determine whether the Lapse Protection Benefit is in effect.
The Lapse Protection Value is the sum of all premiums paid, and is adjusted for withdrawals, reduced by loans and increased by loan repayments, reduced by Monthly Deductions, credited with interest, and reduced pro-rata for Specified Amount decreases.

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A surrender charge is applied to the Lapse Protection Value to determine whether the value remains positive. The Lapse Protection Benefit surrender charge varies by issue age, Risk Class, Policy duration, and if permitted by state law, sex.

•	Withdrawals will result in a pro-rata reduction to the Lapse Protection Value-e.g., a withdrawal that reduces the Policy Value by 10% will also reduce the Lapse Protection Value by 10%.

•
Policy loans will result in a reduction (a specified dollar-for-dollar ratio) of the Lapse Protection Value in the month the loan is taken. Likewise, any repayments of loan principal (i.e., excluding any interest) will be credited to the Lapse Protection Value, applying the same specified ratio, in the month the loan repayment is received. Repayments of loan interest will not be credited to the Lapse Protection Value.

◦	Example:

▪	Assume the dollar-for dollar ratio is 2:1, the loan is $2,000 (excluding any advance interest charged), and We assess a 3% interest charge on loans taken.

▪	The loan results in a $4,000 (2 multiplied by $2,000) reduction in the Lapse Protection Value.

▪	If a $60 payment of loan interest is made the following year, that payment is not credited to the Lapse Protection Benefit.

▪	If, however, the loan is fully repaid two years after the loan is taken with a payment of $2060, then $4,000 (two times the loan principal amount) will be credited to the Lapse Protection Value.

•
A Specified Amount decrease will result in a pro-rata reduction of the Lapse Protection Value -e.g., if the Specified Amount of the Policy is reduced by 25%, then the Lapse Protection Value will be reduced by 25% as well.

•	Monthly Deductions from Lapse Protection Value

◦	COI charges are assessed against a Lapse Protection Value net amount at risk in a manner similar to the COI charges assessed against Policy Value.

◦	The Lapse Protection Benefit Rider Expense Charge consists of a flat monthly charge and a charge per $1,000 of Specified Amount.

◦	Deductions of any charges for other riders that apply to Your Policy.

Interest is credited to the Lapse Protection Value each month, after all Monthly Deductions have been assessed.
INVESTMENT REQUIREMENTS

The Fixed Account is not available as an allocation option when the Lapse Protection Benefit Rider is in effect.

CHARGES AND FEES

This section describes the charges and deductions that We make under the Policy in consideration for the services and benefits We provide, the costs and expenses We incur, and the risks We assume. We may profit from the charges and fees and We may use any such profits for any purpose, including payment of distribution expenses. The current and maximum guaranteed levels of the charges and deductions are presented in the Fee Table.
PREMIUM CHARGE

We will deduct certain charges from premium payments before We allocate the Net Premium Payments to the Subaccounts or the Fixed Account. The premium charge compensates Us for certain sales expenses and state and federal tax liabilities associated with the Policies.
MONTHLY DEDUCTION

Each month We will deduct an amount from Your Policy Value to pay for the benefits provided by Your Policy. We deduct this charge on the Policy Date and on each Monthly Anniversary Day thereafter until the Maturity Date by reducing Subaccount Values (i.e., by liquidating Units and any Fixed Policy Value either in the proportion that each Subaccount Value and any Fixed Policy Value bears to the Policy Value (less any Loan Account Value), or as directed by the Owner. Because portions of the Monthly Deduction (such as cost of insurance) can vary, the monthly deduction will also vary. The monthly deduction consists of:

•	the monthly administrative charge; plus

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•	the monthly expense charge; plus

•	the monthly cost of insurance charge; plus

•	the monthly Variable Policy Value charge; plus

•	the monthly cost of additional benefits provided by riders.

Monthly Administrative Charge. We deduct a monthly administrative charge, expressed in dollars, from Your Policy Value to compensate Us for issue and administrative costs.
Monthly Expense Charge. We deduct a monthly expense charge from Your Policy to compensate Us for Our costs for sales, administration, capital, taxes, and a variety of other expenses. This charge, expressed as an amount per $1,000 of Initial Specified Amount, will vary by the Issue Age, Risk Class, initial Specified Amount, Policy duration (i.e., how long the Policy has been in force), and if permitted by state law, sex.
Monthly Cost of Insurance Charge. The monthly cost of insurance charge depends upon a number of variables that cause the charge to vary from Policy to Policy and from month to month. The charge is computed at the beginning of each Policy Month and is equal to the cost of insurance rate multiplied by per $1,000 of the Net Amount at Risk.

To determine the monthly cost of insurance rates, We use a schedule of current cost of insurance rates and consider a number of factors. The factors include, but are not limited to: (i) Attained Age, Issue Age, Risk Class of the Insured, and if permitted by state law, sex; (ii) Policy duration; (iii) the Company’s expectations as to future mortality experience; (iv) taxes; (v) capital and reserve requirements; (vi) investment earnings; and (vii) other expenses. We review the monthly cost of insurance rates on an ongoing basis and may, based on changes in such factors, change monthly cost of insurance rates from time to time. Any changes in cost of insurance rates are determined in accordance with procedures and standards on file with the insurance department of the jurisdiction in which the Policy is delivered and are made on a uniform basis for Insureds of the same class as defined by Attained Age, Issue Age, Risk Class, Policy duration, and if permitted by state law, sex. The rates will never be greater than the Table of Guaranteed Maximum Cost of Insurance Rates stated in Your Policy.
The Risk Class of the Insured will affect the cost of insurance rates. In determining underwriting classifications, We apply certain criteria that are based on an assessment of the Insured’s life expectancy. We currently place Insureds into preferred or standard Risk Classes: standard nicotine, preferred nicotine, standard non‑nicotine, standard plus non-nicotine, preferred non-nicotine, super preferred non‑nicotine. We also place Insureds in substandard Risk Classes with extra ratings that reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an Insured may be placed into a substandard Risk Class include (where permitted by state law), but are not limited to, medical history, avocation, occupation, driving record, or planned future travel.
The guaranteed rates for standard classes are based on the 2001 Commissioners' Standard Ordinary Mortality Tables, and if permitted by state law, Male or Female ("2001 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 2001 CSO Tables that are relevant to Your Policy. Cost of insurance rates for an Insured in a non-nicotine class are less than or equal to rates for an Insured of the same age and if permitted by state law, sex in a nicotine class. Cost of insurance rates for an Insured in a non-nicotine or nicotine “standard” class are generally lower than guaranteed rates for an Insured of the same age and if permitted by state law, sex and nicotine status in a “substandard” class.
For a better understanding of how the cost of insurance and other charges affect Policy values, You should request a personalized illustration from Your registered representative.
Monthly Variable Policy Value Charge. We deduct a monthly charge as a percentage of Your Variable Policy Value. We may use revenue from this charge to cover a variety of types of expenses, including sales expenses. The Variable Policy Value charge We deduct from each Subaccount during Policy Years 11 and later may be lower than the maximum charge deducted during the first 10 Policy Years.
If this charge, combined with other Policy fees and charges, does not cover Our total actual costs for services rendered and expenses incurred, We will absorb the loss. Conversely, if the charge covers more than Our actual costs, then the excess is a profit for Us. We expect to profit from this charge.
Monthly Cost of Additional Benefits Provided by Riders. The Monthly Deduction will include any charges for certain supplemental benefits that You add to Your Policy by rider. See SUPPLEMENTAL BENEFITS (RIDERS) for more information on rider charges.

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SURRENDER CHARGE

The surrender charge compensates Us for expenses incurred in connection with the sale of the Policy.
Your Policy will be issued with a surrender charge schedule. We will deduct a surrender charge if You surrender Your Policy during the first fifteen (15) Policy Years. This charge varies by Policy duration and by the Issue Age, Risk Class of the Insured, and if permitted by state law, sex. The charge is also a function of the Initial Specified Amount. The surrender charge is assessed per $1,000 of Initial Specified Amount. If a Policy is reinstated, the amount of the surrender charge is reinstated. See “Reinstatement” in POLICY LAPSE AND REINSTATEMENT.
The surrender charge does not apply to withdrawals.
WITHDRAWAL PROCESSING FEE

We reserve the right to deduct a fee to cover the costs We incur in processing withdrawals. Unless You instruct Us otherwise, We will deduct the withdrawal and any withdrawal processing fee from the Fixed Policy Value and Subaccount Value in the same proportion as We take Monthly Deductions. If this is not possible, We will deduct withdrawals and withdrawal processing fees on a pro rata basis from the Subaccounts and any Fixed Accounts in which You are invested.
TRANSFER PROCESSING FEE

We currently allow You to make twenty-four (24) transfers among and between the Subaccounts and the Fixed Account each Policy Year free of charge; We will deduct a charge for additional transfers. We deduct the transfer processing fee from the amount being transferred.
For purposes of assessing the transfer processing fee:

•	Each transfer request, regardless of the number of Subaccounts affected by the transfer, is considered a single transfer.

•	For purposes of the transfer processing fee, transfers resulting from automatic rebalancing, Policy loans, or expiration of the Cancellation Period, do not count as transfers.

LOAN INTEREST SPREAD

We currently charge interest on the amount borrowed when You take a loan from Us using Your Policy as collateral. We will also credit the amount in the Loan Account with interest at an effective annual rate that will not be lower than the minimum guaranteed interest rate for the Fixed Account shown in Your Policy. After offsetting the interest We credit, the net cost of loans will not exceed 1%. For more detail, see “Loans” in ACCESS TO YOUR POLICY VALUE.
TAXES

Premium Taxes. States and municipalities may charge Us premium taxes ranging from 0% to 3.5%. These taxes vary by jurisdiction and are subject to change. We deduct the applicable tax as a part of the Premium Charge.
Income or Other Taxes. We reserve the right to deduct a charge from Your Policy to cover the expense of taxes We pay attributable to Your Policy.
FUND EXPENSES

There are deductions from and expenses paid out of the assets of the various Funds. These expenses are summarized in the Total Annual Fund Operating Expenses table of this prospectus. For more detailed information, You should refer to the Fund prospectuses.
VARIATION IN CHARGES

There may be circumstances that result in sales or administrative expenses or insurance risks that are different from those normally associated with this Policy. Under such circumstances, We may vary the charges and other terms of the Policies, but in no event will the charges exceed the maximum charges identified in the fee tables in this prospectus. Any reduction in charges associated with the Policy must be consistent with applicable law, will be applied in a manner that is not unfairly discriminatory to Owners, and will reflect the differences in costs of services provided.

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ACCESS TO YOUR POLICY VALUE

You can access money in Your Policy in the following ways:

•	by taking loans against Your Net Surrender Value.

•	by requesting withdrawals after the first Policy Year.

•	by surrendering Your Policy.

LOANS

While a Policy is in force, and after the completion of the Cancellation Period, the Owner may borrow money from the Policy using the Policy’s Net Surrender Value as the only security for the loan. A loan that is taken from and secured by a Policy may have tax consequences. See “Policy Loans” in TAXES.
Policy loans are subject to certain conditions:

•	The minimum loan amount is $1,000.

•	The maximum amount an Owner may borrow (subject to any applicable state law requirement) is shown in the Policy.

When an Owner takes a loan, We will withdraw an amount equal to the requested loan from each of the Subaccounts and any Fixed Account based on allocation instructions from the Owner, and transfer that amount to the Loan Account. The Loan Account is part of Symetra Life’s General Account. No charge will be imposed for these transfers of Policy Value into the Loan Account, and these transfers are not treated as transfers in calculating any transfer processing fee.
If the Owner does not specify the allocation, We will deduct the amount of the loan taken from the Subaccount Value(s) and the Fixed Policy Value (excluding Loan Account Value) in the same proportion as We make Monthly Deductions. If that is not possible, then We will make the allocation based on the proportion that each Subaccount Value and the Fixed Policy Value (excluding Loan Account Value) bear to the Policy Value (less the Loan Account Value) as of the date that the transfer is made. If unpaid interest is due from an Owner on a Policy Anniversary, Policy Value in the amount of the interest is transferred to the Loan Account as of that Anniversary and is added to the Loan Amount. The Policy Value transferred in connection with unpaid loan interest is allocated on the same basis as other Policy Value that We transfer to the Loan Account.
We normally pay the amount of the loan taken within seven days after We receive a loan request, by Written Notice signed by the Owner, assignee, and any irrevocable Beneficiary, at Our Administrative Office. We will not be liable for processing a loan request if We believe the request is genuine. We may postpone payment of loans under certain conditions.
Loan amounts are credited with interest and are also charged with interest. We will credit the amount in the Loan Account with interest at an effective annual rate that will not be lower than the minimum guaranteed interest rate for the Fixed Account shown in Your Policy. The interest rate We charge on borrowed amounts may vary, but will not exceed the greater of (i) the guaranteed interest rate credited to the Fixed Account (as shown in Your Policy) plus 1% and (ii) the Moody’s Corporate Bond Yield Average for the calendar month that ends two months before Your Policy Anniversary date. In the event that the Moody’s Corporate Bond Yield Average is not available or does not reflect prevailing interest rates for investment grade debt, We may substitute another widely-recognized indicator of such prevailing interest rates.
Loan interest is payable in advance on the date of the loan and on each subsequent Policy Anniversary until the loan is repaid. Loan interest that is not paid on the date due increases the outstanding Loan Amount and is charged loan interest.
You can repay a loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to Our Administrative Office and will be credited as of the Valuation Date received in good order. We will consider each additional premium payment made while a loan is outstanding as a loan repayment, unless You specify otherwise in a Written Notice. Loan repayments first pay down interest, then any additional loan repayment goes toward paying down the loan principal. Unless the Owner instructs Us otherwise, We will allocate any repayment of loan principal to the Subaccounts and/or the Fixed Account in accordance with the Owner’s allocation instructions for Net Premium Payments in effect at the time of such repayment.
Loan Interest Spread. The loan interest spread is the difference between the amount of interest We charge You for a loan and the amount of interest We credit to Your Loan Account. In no event will the loan interest spread exceed 1%.

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Effect of Policy Loans. A Policy loan reduces the Death Benefit and Surrender Value by an amount equal to the sum of any unpaid Policy loan and accrued loan interest (i.e., the Loan Amount). Repaying the loan causes the Death Benefit and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, We hold an amount in the Loan Account equal to the amount of the Loan Amount as of the last Policy Anniversary plus any accrued interest. Loaned amounts do not participate in the investment performance of the Variable Account and may not be credited with the interest rates accruing on the portion of Policy Value in the Fixed Account. Loan Amount is not available for withdrawal or surrender.
There are risks involved in taking a Policy loan, including possible adverse tax consequences. For example, if Your policy is a MEC, the loan may be taxable and may be subject to a 10% tax penalty. If a loan is outstanding and Your Policy lapses, the amount of any unpaid loans will be treated as a distribution and will be taxable to the extent of gain in the Policy. See TAXES for more information. You should consult a tax advisor before taking out a Policy loan.
Loans also reduce the number of Units in the Subaccounts and/or the value in the Fixed Account, which, in turn, increases:

•	the risk that You will not accumulate enough Policy Value to meet Your future financial needs.

•	the potential for a Policy to Lapse if projected earnings, taking into account any Loan Amount, are not achieved and, for example, as a result, the Loan Account Value exceeds the Surrender Value.

•	the risk that Your Beneficiary will receive less money.

WITHDRAWALS

After the first policy year, You can request a cash withdrawal of a portion of Your Net Surrender Value subject to certain conditions. The minimum withdrawal amount is $250. The maximum withdrawal amount is equal to Your Net Surrender Value minus three months’ worth of Policy charges.
Withdrawals reduce Policy Value and the Specified Amount of a Policy by the amount of the requested withdrawal plus any applicable withdrawal processing fee. If an Owner takes a withdrawal, We will reduce the number of Units in the Subaccounts and/or the value of the Fixed Account. As a result, withdrawals have an effect on Your Surrender Value and the Death Benefit payable under Your Policy. Withdrawals may also have tax consequences. See TAXES.
Withdrawal requests made by Written Notice received at Our Administrative Office before the NYSE closes, are priced using the Subaccount Unit value determined at the close of that regular business session of the NYSE (usually, 4:00 p.m. Eastern Time). If We receive the Written Notice at Our Administrative Office after the NYSE closes, or on a day that the NYSE is not open for trading, We will process the withdrawal request using the Subaccount Unit value determined at the close of the next regular business session of the NYSE. Your request must be submitted in good order to avoid a delay in processing the transaction.
Unless otherwise indicated in the request for a withdrawal, We will deduct amounts withdrawn and any withdrawal processing fees based on the allocation of monthly deductions. If that is not possible, then We will deduct withdrawals and any related withdrawal processing fee from the Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Policy Value (excluding the Loan Account Value). If an Owner requests a decrease in Specified Amount as of the same date as a withdrawal, We will effect the withdrawal after the requested decrease in Specified Amount.
We currently do not assess a charge for withdrawals, but reserve the right to charge a processing fee of $25 for each withdrawal taken. In addition, We reserve the right to reject a withdrawal request that would cause the Specified Amount of a Policy to be reduced below a minimum amount shown in Your Policy. We also reserve the right to reject any withdrawal request that would reduce the Specified Amount below the minimum We require for Policy issue or that would disqualify the Policy as life insurance under tax law.
SURRENDER

You may end the insurance coverage under this Policy and receive the Net Surrender Value at any time by sending Written Notice to Us while the Insured is living and the Policy is in force. Once a Policy is surrendered, all coverage and other benefits under it cease and it cannot be reinstated.
If the Owner surrenders the Policy during the first fifteen (15) Policy Years (referred to here as the “surrender charge schedule”), We will deduct a surrender charge. See “Surrender Charge” in CHARGES AND FEES. The Net Surrender Value is

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equal to the Policy Value minus: (i) any applicable surrender charges: and (ii) any Loan Amount. The Surrender Value may be subject to current tax and tax penalties. See TAXES.
We will compute the Surrender Value as of the date We receive Your Written Notice in good order at Our Administrative Office. We will make a single sum payment to you, unless You request an alternate settlement option by Written Notice. (See Settlement Options under OTHER INFORMATION ABOUT THE POLICY.) We have the right to postpone payment as permitted by law.

CONSEQUENCES OF LOANS, WITHDRAWALS AND SURRENDERS

Making a withdrawal or taking a loan may:

•	Reduce Your Policy’s Specified Amount.

•	Reduce the Death Benefit paid to Your Beneficiary(ies).

•	Make Your Policy susceptible to Lapse.

•	Cause Your Policy to lose its tax status.

•	Trigger federal income taxes and possibly a penalty tax.

Withdrawals reduce Your Policy Value. Withdrawals, especially those taken during periods of poor investment performance by the Subaccounts, could considerably reduce or eliminate some benefits or guarantees of the Policy.
Loan Amounts do not participate in earnings from the Subaccounts or receive higher interest rates that may be available in the Fixed Account. Accordingly, loans, whether or not repaid, have a permanent effect on the amount of Policy Value You are able to accumulate. Loans may also result in Policy Lapse if the Loan Amount reduces the Net Surrender Value to zero. You should consult a tax advisor before borrowing money from Your Policy.
You may be subject to income tax if:

•	You take any withdrawals or surrender the Policy; or

•	Your Policy lapses and You have not paid any outstanding Policy loans.

If Your Policy is treated as a modified endowment contract (MEC), withdrawals, surrenders, assignments, pledges and loans that You receive or make during the life of the Policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken before age 59½. See “Modified Endowment Contracts” in TAXES.
You should consult a tax advisor to apply the law to Your particular circumstances.

POLICY LAPSE AND REINSTATEMENT

Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (i.e., terminate without value). Nor will paying all planned periodic premiums necessarily prevent a Policy from lapsing. Unless the Policy is in a Lapse Protection Benefit Period (see LAPSE PROTECTION BENEFIT) , the Policy will Lapse if the Net Surrender Value is not sufficient to cover the Monthly Deduction. More specifically, the Policy will be in default and a Grace Period will begin if the Net Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Net Surrender Value or the Net Surrender Value has decreased because the Owner has not paid sufficient Net Premiums to offset prior Monthly Deductions.
The Owner has a 61-day Grace Period to make a payment of premium at least sufficient to keep the Policy in force for two Policy Months following the end of the Grace Period. We will mail to the Owner and to any assignee of record at their last known Address(es) of Record, notice of the premium payment or loan repayments required to prevent Lapse and to keep the Policy in force for two Policy Months following the end of the Grace Period. Coverage under the Policy will continue during the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable to the Beneficiary(ies) will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any Loan Amount or liens. Unless the amount of premium stated in the notice is paid before the Grace Period ends, the Policy will Lapse and all coverage

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under the Policy will end. (For this purpose, We consider payments mailed to Us as being received by Us on the date they are post-marked.) Policy Lapse may have tax consequences. See TAXES.
Attained Age 120. On the Monthly Anniversary Day immediately following the Insured’s reaching Attained Age 120, the Policy will not enter the Grace Period or Lapse, even if the Surrender Value is insufficient to cover the Monthly Deduction due on the Monthly Anniversary Day. The Policy will remain in force until the death of the Insured, and the Death Benefit will equal the Death Benefit at Attained Age 120 minus any Loan Amount.
Reinstatement. If Your Policy lapses, You have up to three (3) years from the end of the Grace Period and while the Insured is living, to request reinstatement of Your Policy. You cannot reinstate a Policy that has been surrendered. Reinstatement allows You to keep Your original Policy Date, and the surrender charge is determined using that Policy Date.
To reinstate Your Policy You must:

•	provide Us satisfactory evidence of insurability;

•	pay premium in an amount sufficient to result (along with any loan repayments) in a positive Net Surrender Value; and

•	pay premium that results in Net Premium Payments in an amount that covers or exceeds the amount of Monthly Deductions for at least three months following the reinstatement date.

Coverage that We reinstate under Your Policy becomes effective on the Monthly Anniversary Day that falls on or next follows the later of the date that: (i) We approve Your application for reinstatement; and (ii) We receive any premium payment required for reinstatement.
Upon reinstatement, We will reinstate any Loan Amount at the time of Policy Lapse. In addition, the surrender charge and the following riders available under the Policy will be reinstated: Accelerated Death Benefit for Chronic Illness; Accelerated Death Benefit for Terminal Illness; Charitable Giving Benefit; and Chronic Illness Plus. The Lapse Protection Benefit Rider will not be reinstated.
The Policy Value of a reinstated Policy is the Policy Value on the date the Policy lapsed plus the amount of the Net Premium Payments submitted with the application for reinstatement. The effective date of a reinstated Policy is the Monthly Anniversary Day that falls on or next follows the later of the date that We approve Your application for reinstatement or the above-listed items are received at the Administrative Office.
Unlike many companies, We do not ask You to pay premium for the period after the Policy lapsed and before reinstatement; nor is there insurance coverage for this period.

TAXES

This section discusses how federal income tax applies to the policy in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. This discussion is based upon Our understanding of the present federal income tax laws. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. We cannot represent that the present federal income tax laws or their interpretation will continue. You should consult counsel or another competent tax advisor about Your individual circumstances.
TAX STATUS OF THE POLICY

If Your Policy meets certain requirements under the Internal Revenue Code of 1986, as amended (Code), it will be treated as life insurance for federal tax purposes and receive the tax treatment normally accorded life insurance contracts under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis, and it is not clear whether such policies will in all cases satisfy the requirements. We will monitor compliance of Your Policy with these requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the policy into compliance with such requirements. We reserve the right to restrict Policy transactions in order to do so.

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INVESTOR CONTROL AND DIVERSIFICATION

In general, owners of variable life insurance policies receive tax deferral while the insured is living. This favorable tax treatment allows You to control the selection of and transfer among the Subaccounts without paying income tax unless You take money out of the Policy. However, in certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the Subaccounts’ assets due to the owners ability to exercise investment control over those assets. Where this is the case, the policy owners were taxed on income and gains attributable to the Subaccounts’ assets. We believe Your Policy does not give You investment control over assets of the Subaccounts. However, there is little guidance in the Code or Treasury Regulations in this area, and some features of the Policies, such as the flexibility to allocate premiums among Subaccounts, have not been explicitly addressed under federal tax law. If such guidance was issued, it could be applied either prospectively or retroactively and subject You to income tax consequences. We reserve the right to modify the Policies, such as limiting the number of transfers allowed under the Policies, to prevent You from being treated as the owner of the assets supporting the Policy.
In addition, the Code requires that the investments of the Subaccounts meet certain diversification standards set by Treasury Regulations in order for the Policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Subaccounts will satisfy these diversification requirements.
The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.
We believe that the Death Benefit under Your Policy will not be included in Your Beneficiary’s gross income when the insured dies. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.
Generally, You will not pay income tax on the Policy Value until there is a distribution. When distributions from a Policy occur or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract” (“MEC”) as described in the Code and more fully described below.
If Your Policy is not a MEC, then distributions from Your Policy other than death benefits are generally treated first as a recovery of Your “investment in the policy,” and then as taxable income. Your investment in the Policy is generally the sum of Your premiums. When a distribution is taken from Your Policy, Your investment in the Policy is reduced by the amount of the distribution that is tax-free. This means that withdrawals are generally treated as first recovering the premiums You paid into the Policy and then as taxable income. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax.
Loans from, or secured by, the Policy are generally not treated as distributions. You should consult a tax advisor as to the tax treatment of such loans. Furthermore, a surrender or termination of the Policy by Lapse may have tax consequences if the Surrender Value plus outstanding Loan Amount is greater than premium paid into the Policy. If the Insured is alive on the Maturity Date and the Owner has elected not to extend insurance coverage beyond the Maturity Date, the Owner may have to pay federal income tax on the Policy Value (including any outstanding Loan Amount) that is attributable to earnings in the Subaccounts and interest in any available Fixed Account(s). Finally, neither distributions from, nor loans from or secured by, a Policy that is not a MEC are subject to the 10% additional income tax described below.
MODIFIED ENDOWMENT CONTRACTS

Under the Code, life insurance policies that are MECs are treated less favorably than other life insurance policies. Because of the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. In general, Your Policy will be a MEC if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the total premiums that would have been paid for a Policy providing for paid-up future benefits after the payment of seven level annual premiums.
A Policy received in a tax-free exchange for a life insurance policy that was a MEC will also be classified as a MEC. If there is a reduction in the benefits under the Policy during the first seven Policy Years-for example, as a result of a withdrawal-the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Specified Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy Years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the Death Benefit, including increases due to the payment of unnecessary premium. Unnecessary premiums are premiums paid into the

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Policy that are not needed to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent Your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. If Your Policy was not a MEC at issue, We will monitor it to determine whether a policy transaction will cause the Policy to be classified as a MEC. If a deposit received causes Your Policy to be a MEC, We will reverse the transaction and only deposit the portion of the transaction that does not result in MEC status. The remaining funds will be held in suspense while We notify You of the situation. If You elect to have the remaining funds deposited, subsequently causing Your Policy to be a MEC, the funds will be deposited with an effective date of the original receipt. You should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be classified as a MEC.
If Your Policy is a MEC, amounts You take out while the insured is living may be taxable income. All distributions other than death benefits, including surrenders and withdrawals, will be treated first as taxable income and then as tax-free recovery of the investment in the Policy after all gain in the Policy has been distributed. Loans taken or secured by the Policy may also be treated as distributions and taxed accordingly. There also may be 10% additional tax on distributions unless You are age 59½ or older, disabled, or take the distribution as a series of substantially equal periodic payments over Your life expectancy or the joint life expectancies of You and Your Beneficiary.
If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. Distributions from a Policy within two years before the Policy becomes a MEC may also be taxed as distributions from a MEC. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.
All MECs that are issued by Us (or Our affiliates) to You during any calendar year are treated as one MEC for purposes of determining the amount includible in Your income when a taxable distribution occurs.
POLICY LOANS

In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, You should consult a tax advisor as to the tax consequences.
CONTINUATION BEYOND AGE 100

The federal tax consequences of continuing the Policy beyond the Insured’s Attained Age 100 are unclear. You should consult a tax advisor if You intend to keep the Policy in force beyond the Insured’s Attained Age 100.
TAX WITHHOLDING

To the extent that the Policy distributions are taxable, they are generally subject to withholding at a rate of 10% for the distribution recipient’s federal income tax liability. Recipients may generally elect, however, not to have tax withheld or to have withholding done at a different rate.
BUSINESS USE OF THE POLICY

Businesses may use the Policy in various business arrangements, including non-qualified deferred compensation plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, and retiree medical benefit plans. The tax consequences of such plans will vary depending on the circumstances of the arrangement. If You are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, You should consult a qualified tax advisor.
In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. The Internal Revenue Service and the Treasury Department have also recently issued guidance that substantially affects split-dollar arrangements. Any business considering the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.
Furthermore, federal corporate governance legislation known as the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits publicly‑traded companies from extending personal loans to their directors and officers. Under the Act, split-dollar life insurance arrangements for directors and officers of such companies may be considered a prohibited loan. It is unclear whether premiums paid in connection with such split-dollar life insurance arrangements will be considered prohibited loans under the Act.

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Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material change to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.
Finally, there may also be indirect tax applied in connection with a Policy held by a corporation. The federal corporate alternative minimum tax may apply to the gain accumulated in the Policy or the proceeds of the Policy.
NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a Policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under Code section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Code section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, the Policy could be treated as held by the business for purposes of the Code section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.
EMPLOYER-OWNED LIFE INSURANCE POLICIES

Pursuant to Code section 101(j), unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy. It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by Code section 101(j). These requirements generally apply to employer owned life insurance policies issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase of an employer-owned life insurance policy.
TAX SHELTER REGULATIONS

Prospective owners that are corporations should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to corporate tax shelters.
OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Treasury Regulations issued under the Code may require Us to deduct the tax from Your Policy, or from any applicable payment, and pay it directly to the Internal Revenue Service.
For 2016, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $5,450,000 and 40%, respectively.
The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.
The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.
MEDICARE TAX ON INVESTMENT INCOME

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Beginning in 2013, the newly enacted 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.
LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.
LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.
POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
OUR INCOME TAXES

Under current federal income tax law, We are not taxed on the Variable Account’s operations. Thus, currently We do not deduct a charge from the Variable Account for federal income taxes. We reserve the right to charge the Variable Account for any future federal income taxes We may incur.
Under current laws in several states, We may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and We are not currently charging for them. If they increase, We may deduct charges for such taxes.

SUPPLEMENTAL BENEFITS (RIDERS)

Additional benefits are available to be added to Your Policy by rider at the time the Policy is issued; these benefits may not be added later. The Lapse Protection Benefit Rider (see LAPSE PROTECTION BENEFIT RIDER) and the Accelerated Death Benefit for Chronic Illness Plus Rider require an additional monthly charge. There is no separate charge for the Accelerated Death Benefit for Chronic Illness Rider, the Accelerated Death Benefit for Terminal Illness Rider, or the Charitable Giving Benefit Rider. Canceling these supplemental benefits may have tax consequences. You should consult a tax advisor before doing so. For more information, refer to the terms of the rider and contact Your registered representative or us.
ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS RIDER

Under this rider, up to 50% of the Death Benefit (subject to a $500,000 maximum) under the Policy can be accessed in advance if a licensed health care practitioner certifies during the prior 12-month period that the Insured:

•	is permanently unable to perform at least two of six activities of daily living; or

•	has a severe cognitive impairment that requires substantial supervision to ensure the health and safety of the Insured and others.

This rider is added to the Policy at issue, unless the Policy is issued with substandard ratings. There is no separate charge for this rider. If this rider is exercised, You may not exercise the Accelerated Death Benefit for Terminal Illness rider. When the rider is exercised, the accelerated death benefit is a lien against the Death Benefit. The accelerated death benefit may be taken as a single sum or in monthly installments. There is no minimum benefit amount that must be taken.

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ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER

Unless the Policy is issued with substandard ratings, this rider is added to the Policy at issue. There is no separate charge for this rider. The benefit, which may only be taken as a single sum, allows an Owner to access up to 75% percent of the Death Benefit under the Policy in advance if a licensed physician certifies that the Insured is terminally ill with less than 12 months to live. You may only exercise the rider once and doing so will preclude You from exercising any other accelerated death benefits available under the Policy.
Upon exercise of the rider, the remaining Policy Value is transferred to the Fixed Account. When exercised, this rider will reduce the Death Benefit and the Surrender Value dollar for dollar. There is no minimum benefit amount that must be taken.
CHARITABLE GIVING BENEFIT RIDER

This rider must be elected at issue. There is no separate charge for this rider. Upon the Insured’s death, this rider provides an additional benefit of 1% of the Specified Amount of the Policy (up to $100,000) to the qualified charity of the Owner’s choice. The charity must be designated at the time of Policy issue.
ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS PLUS RIDER

This rider must be applied for at the time of application and full underwriting is required to qualify for issuance. This rider cannot be reinstated. Under this rider, up to 100% of the Death Benefit under the Policy can be accessed, in advance, if the Insured:

•	is certified by a licensed health care practitioner, during the prior 12-month period, as being permanently unable to perform at least two of six prescribed activities of daily living; or

•	has a severe cognitive impairment requiring substantial supervision to ensure the health and safety of the Insured and others; and

•	is annually recertified by a licensed health care practitioner to continue receiving benefits.

The benefit can be paid as a single sum or through monthly payments.

OTHER INFORMATION ABOUT THE POLICY

POLICY MATURITY

The “Maturity Date” is the Policy Anniversary nearest the date when the Insured reaches Attained Age 120. A Policy that is in force on the Maturity Date will automatically continue in force (unless otherwise elected by the Owner) until the death of the Insured, at which time the Death Benefit will be paid to the Beneficiary(ies). If, however, an Owner notifies Us in writing of the Owner’s election not to extend insurance coverage beyond the Maturity Date, then the Policy will terminate and We will pay the Owner the Net Surrender Value, if any, in a single sum or, alternatively, in a settlement option (as described below) on the Maturity Date.
Note:

•	If a Policy is in a Grace Period on the Maturity Date, the minimum amount required to reinstate the Policy must be paid before that Policy can be continued.

•	Coverage beyond the Maturity Date will not be extended if a Policy would fail the definition of life insurance under the Code.

•
Continuing a Policy beyond the Insured’s Age 100 may have tax consequences. You should contact a tax advisor if You intend to keep the Policy in force beyond the Insured’s Age 100. See “Continuation Beyond Age 100” in TAXES.

If insurance coverage is extended beyond the Maturity Date:

•
100% of an Owner’s Policy Value (less any Loan Account Value) must be transferred to the Fixed Account. Interest will be credited monthly to the Owner’s account value at an effective annual rate of at least the guaranteed minimum rate then available under the Policy.

•	The Death Benefit will continue to be determined as it was before the Policy was continued.

•	No premium payments will be accepted.

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•	No Monthly Deductions will be taken.

•	No transfers or withdrawals can be requested.

•	New loans will be allowed and loan interest will continue to be charged on any Loan Amount. Loan repayments can be made.

•	The Owner may surrender the Policy.

SETTLEMENT OPTIONS

We will pay Owners (including contingent Owners) or Beneficiaries (including any Contingent Beneficiaries)-each a “Payee”-the amount of any surrender proceeds, withdrawal proceeds, or Death Benefit Proceeds in a single sum unless the Owner has, by Written Notice, chosen an alternate settlement option that We make available at the time such proceeds and insurance benefits become payable. Contact Us at Our Administrative Office to obtain information about alternate settlement options.
We will transfer to the Fixed Account any amount (“Proceeds”) placed under an alternate settlement option, which amount will not be affected thereafter by the investment performance of the Variable Account. When the Proceeds are payable, We will inform the Payee of the rate of interest We will credit to the amounts left with us. We will credit a minimum guaranteed rate of interest, and may pay interest in excess of that guaranteed rate.
Alternate Settlement Options. The following alternate settlement options are available. Other forms of payout may be requested, but are subject to the Company’s approval. Once payouts under a settlement option begin, the selected alternate settlement option cannot be changed.

•
Option 1-Payments for a Specified Period. If the Payments for a Specified Period Option is selected, the Company will make equal payments to the Payee for a specified number of years, at specified intervals-i.e., every 1 year, 6 months, 3 months or 1 month. The duration of the payout period and the frequency of the payments is specified at the time the settlement option is selected. The amount of each settlement payment is computed using the factors shown in Your Policy. If the Payee dies before the expiration of the specified number of years, unless instructed otherwise at the time that this settlement option is selected, the Company pays the value of the remaining payments in a single sum to the Payee’s estate.

•
Option 2-Life Annuity. The Company makes monthly payments to the Payee for as long as he or she lives. The amount of each settlement payment will be based on the Annuity 2000 Mortality Table at 1%. No further payments will be made after the Payee’s death.

Conditions.

•	The amount of proceeds being applied to an alternate settlement option must be at least $5,000; otherwise, the proceeds will be paid in a single sum by check.

•	The frequency of payments under a settlement option must result in installment payments of not less than $100.

•
If the Owner or Beneficiary (including any Contingent Beneficiary) receiving payment is an executor, administrator, trustee, or not a natural person, payment is made in a single sum unless We consent to payment under an alternate settlement option.

•
If the Owner has not selected a method for payment of Death Benefit Proceeds before the time of the Insured’s death, then the Beneficiary (or Contingent Beneficiary) can choose a method of payment before such Death Benefit Proceeds are paid.

•
The Owner may elect to receive the Net Surrender Value or the amount of a withdrawal in the form of an alternate settlement option at any time before payment of the surrender proceeds or withdrawal proceeds is made.

PAYMENTS WE MAKE

We usually pay the amounts of any surrender, withdrawal, or Death Benefit Proceeds involving Variable Policy Value within seven calendar days after We receive all applicable Written Notices and/or Due Proof of Death in good order at Our Administrative Office. However, We can postpone such payments if:

•	the NYSE is closed (other than customary weekend or holiday closings); or

•	trading on the NYSE is restricted, as determined by the SEC; or

•	an emergency exists that would make the disposal of securities held in the Variable Account, or determination of their value, not reasonably practicable; or

•	the SEC permits, by an order, the postponement for the protection of Owners.

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If You have submitted a recent check or draft, We have the right to defer payment of surrenders, withdrawals, loans, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored. In addition, We reserve the right to defer payment of transfers, loans, withdrawals, or surrender from the Fixed Account for the period permitted by law, but not for more than six months.
Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or block an Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or life insurance benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about You or Your Policy to government regulators.
POLICY TERMINATION

Your Policy will terminate and all benefits under it will cease on the earliest of the following:

•	The date the Policy lapses

•	The date We receive, in good order, Your written request to surrender or terminate the Policy.

•	The date of the Insured’s death.

ASSIGNMENT

You may assign the Policy. The assignment will become effective when We receive Written Notice in good order at Our Administrative Office. Your rights and those of any other person under the Policy are subject to the assignment. We are not responsible for the validity of any assignments and we are not liable for any action We take or payment We make prior to Our receipt of Written Notice. An absolute assignment will be considered a change of ownership.

ADDITIONAL INFORMATION

SALE OF THE POLICIES

The policies are distributed by Symetra Securities, Inc. (“SSI”). They are sold by individuals who, in addition to being licensed to sell variable life insurance for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. It is registered as a broker- dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. No amounts are retained by SSI for acting as principal underwriter for Symetra Life policies.
Registered representatives who solicit sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one variable life insurance policy over another and may favor one provider over another due to different compensation rates.
Ask Your registered representative for further information about the compensation Your registered representative and the selling firm that employs Your registered representative may receive in connection with Your purchase of the Policy. You also should inquire about any compensation arrangements that We and Our affiliates have with the selling firm, including conflicts of interest that such arrangements may create.
We generally pay commissions as a percentage of premiums invested in the Policy. The amount and timing of the commission may differ depending on the agreement between Us and the broker-dealer but is not expected to be more than 125% of premiums paid during the first Policy Year or more than 5.5% during Policy Years after the first. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the policies. A bonus dependent upon persistency is one type of bonus that may be paid.
To the extent permitted by rules of the Financial Industry Regulatory Authority (“FINRA”), promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

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No specific charge is assessed directly to Owners or the Variable Account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses We pay, however, through fees and charges deducted under the Policy and other corporate revenue.
Because differences in compensation or incentives that a registered representative may receive for selling one product over another may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to You. You may wish to take such incentives into account when considering and evaluating any recommendations relating to the Policy.
STATE VARIATIONS

This prospectus describes the material rights, benefits and obligations under the Policy. Certain provisions of the Policy may be different from the general description in this prospectus because of variations required by state law. For example, state law may require different “free-look” (or cancellation) periods, which is the amount of time allowed to examine the Policy and return it for a refunds. The state in which Your Policy is issued also governs whether certain riders, options, charges or fees are available or will vary under Your Policy. Please see Appendix B for a listing of general state variations as well as your Policy for any state specific variations applicable to You. Any such state variations will be included in Your Policy or in endorsements or riders attached to Your Policy. You should refer to Your Policy for specific variations applicable to You. If You would like to review a copy of Your Policy and its endorsements and riders, if any, contact Our Administrative Office or Your sales representative.
GOOD ORDER

We will execute Written Notices and telephone transactions only if these are in “good order”. For Written Notices, good order means using the form provided by Us for the request or transaction, or providing in writing all the information required by the form. We accept documents constituting Written Notices by mail and facsimile transmission. Generally, for most transactions our forms require the Owner(s) name, policy number, signatures of all Owners, assignees and irrevocable beneficiaries, if any, and information necessary for Us to carry out the request (e.g., for transfers of Policy Value the subaccount from which and to which Policy Value is to be transferred and the amount of the transfer; for withdrawals the subaccount from which the withdrawal will be made and the amount of the withdrawal, as well as the party to whom a check for withdrawal proceeds must be made out to). Depending on the type of transaction, additional information may be required such as an Owner’s social security number or tax ID number, or the names or signatures of beneficiaries or of an Owner’s spouse. For Written Notices via an Owner’s account on Our website, good order means providing PINs or meeting other security requirements. For telephone transactions, good order means Us having the information on file that is required by the appropriate form or hearing that information in Your telephone instruction, as well as Us having on file a telephone transaction authorization form signed by the Owner.
Instructions relating to allocation of Net Premium Payments also must be in good order before We can apply such Payments. Such instructions consist of fully completing the appropriate form or providing Us with such information by Written Notice (e.g., providing the exact name of the appropriate subaccount).
EXCHANGES AND CONVERSION

Exchanges. From time to time We may offer programs under which certain variable life insurance policies previously issued by Us may be exchanged for the Policies offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, You should consult Your tax advisor. Generally You can exchange one policy for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both policies carefully. Exchanges may result in higher charges and a new fifteen-year surrender period will apply.
You should not exchange another variable life insurance policy for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest.
Conversions. The Policy cannot be converted.
UNCLAIMED OR ABANDONED PROPERTY

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including Death Benefit Proceeds under the Policy) under various circumstances. In addition to the state unclaimed property laws, We may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent

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possible escheatment of your property, it is important that You keep Your contact and other information on file with Us up to date, including the full names, complete addresses, and any other contact or identifying information for Owners, Insureds, and Beneficiaries.
CYBER SECURITY RISKS

We rely heavily on interconnected computer systems and digital data to conduct Our variable product business activities. Because Our variable product business is highly dependent upon the effective operation of Our computer systems and those of Our business partners, Our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with Our processing of Policy transactions, including the processing of orders from Our website or with the Funds; cause the release and possible destruction of confidential customer or business information; impede order processing; subject Us and/or Our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the Funds.
LEGAL PROCEEDINGS

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account, on SSI’s ability to perform under its principal underwriting agreement, or on Our ability to meet Our obligations under the Policy.
FINANCIAL STATEMENTS

The financial statements of Symetra Life and the Variable Account are included in the Statement of Additional Information.

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APPENDIX A: DEFINITIONS

Address of Record: The last known address of the Owner and/or the last known address of an assignee of record. “Address” may include e-mail addresses.
Administrative Office: Either the Company’s mailing address for correspondence and Written Notices (P.O. Box 34690, Seattle, Washington 98124), or the Company’s mailing address for payments (P.O. Box 34815, Seattle, Washington 98124).
Attained Age: The Insured’s age as of the nearest birthday on the Policy Date, plus the number of complete Policy Years since the Policy Date.
Beneficiary: The person or persons designated to receive all or a portion of the Death Benefit when the Insured dies. You may name primary, contingent and irrevocable Beneficiaries. A primary or Contingent Beneficiary named on the application may be changed as provided in the Policy.
Cancellation Period: The period during which the Owner may cancel the Policy for a refund by returning it to the Company, as described in this prospectus.
Code: The Internal Revenue Code of 1986, as amended.
Contingent Beneficiary: The person(s) to whom the Death Benefit is paid upon the death of the Insured if the primary Beneficiary (or Beneficiaries) is (are) not living.
Death Benefit: The amount payable to the Beneficiary, before adjustment for riders, loans and certain deductions, if the Insured dies while the Policy is in force.
Death Benefit Proceeds: The amount payable to the Beneficiary, as described in DEATH BENEFIT of this prospectus, if the Insured dies while the Policy is in force.
Due Proof of Death: Proof of death satisfactory to the Company. Due Proof of Death may consist of the following:

•	A certified copy of a death record;

•	A certified copy of a court decree reciting a finding of death; and

•	Any other proof satisfactory to the Company.

Fixed Account: Part of the Company’s General Account to which Policy Value may be transferred or Net Premium Payments may be allocated under a Policy.
Fixed Policy Value: The Policy Value in the Fixed Account.
Fund: Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which a Subaccount invests.
General Account: The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.
Grace Period: A 61-day period after which the Policy will Lapse if sufficient additional premium payments are not made.
Initial Premium Payment: The amount that the Owner pays before the Policy is issued.
Initial Specified Amount: The Specified Amount on the Issue Date.
Insured: The individual whose life is insured by the Policy. The Owner can be, but does not have to be, the same as the Insured.
Issue Age: The Insured’s age as of the nearest birthday on the Policy Date. The Policy is considered to be “in force” starting on the Issue Date.

Issue Date: The date the Policy is issued and coverage begins under the Policy.
Lapse: Termination of the Policy, without value, at the expiration of a Grace Period while the Insured is still living and before the Maturity Date.
Loan Account: A portion of the Company’s General Account to which Variable Policy Value or Fixed Policy Value is transferred to provide collateral for any loan taken under the Policy.
Loan Account Value: The Policy Value in the Loan Account.
Loan Amount: At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On the Policy Anniversary, the Loan Amount equals the Loan Account Value.
Maturity Date: The Policy Anniversary nearest the Insured’s 120th birthday.
Monthly Anniversary Day: The same day as the Policy Date for each succeeding month. Whenever the Monthly Anniversary Day falls on a date other than a Valuation Day, the Monthly Anniversary Day will be deemed to be the immediately succeeding Valuation Day.
Net Amount at Risk: As of any Monthly Anniversary Day, the Death Benefit (discounted for the upcoming month) minus the Policy Value (before deducting the Monthly Deduction).
Net Asset Value Per Share: The value per share of any Fund on any Valuation Day.
Net Premium Payment: Your premium payment minus any premium charge.
Net Surrender Value: The Surrender Value minus any Loan Amount.
Owner (You, Your): The person (or persons) who owns (or own) the Policy and who is (are) entitled to exercise all rights and privileges provided in the Policy. Ownership may be transferred, as provided in the Policy. Following a transfer of ownership, “You” and “Your” will refer to the new Owner. Singular references to Owner include all Owners if there is more than one. In the case of joint Owners, references to actions by the Owner shall mean all Owners acting jointly.
Planned Periodic Payment: The premium payment selected by the Owner as an amount that he or she (or they) plan(s) to pay on a monthly, quarterly, semi-annual, or annual basis over the life of the Policy.
Policy Anniversary: The same date in each Policy Year as the Policy Date.
Policy Date: The date used to determine the Issue Age. The Policy Date may be the Issue Date or any date up to six months prior to the Issue Date. Policy Years, Policy Months, and Policy Anniversaries are measured from the Policy Date. The Policy Date is never the 29th, 30th or 31st of a month.
Policy Value: The sum of the Variable Policy Value, the Fixed Policy Value and the Loan Account Value.
Policy Year: A twelve-month period beginning on the Policy Date or on a Policy Anniversary.
Risk Class: A category in which each prospective Insured is placed by the Company as a result of underwriting the Owner’s application. Risk Classes reflect the Company’s assessment of the life expectancy of the Insureds in the Class.
SEC: The U.S. Securities and Exchange Commission.
Specified Amount: A dollar amount selected by the Owner that is used to determine the amount of the Policy’s Death Benefit. The Initial Specified Amount is shown in Your Policy. The actual amount We pay on the death of the Insured may be affected by tax law requirements and may be adjusted as described in the Policy.
Subaccount: A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.
Subaccount Value: The Policy Value in a Subaccount.

Surrender Value: The Policy Value minus any applicable surrender charge.
Symetra Life (Company, we, us, our): Symetra Life Insurance Company.
Unit: A unit of measure used to compute Subaccount Value.
Valuation Day: For each Subaccount, each day on which the New York Stock Exchange is open for business except for certain holidays listed in the prospectus for the Policy and days that a Subaccount’s corresponding Fund does not value its shares.
Valuation Period: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.
Variable Account: Symetra Life Insurance Company Separate Account SL.
Variable Policy Value: The sum of all Subaccount Values.
Written Notice: A written notice or request in a form satisfactory to the Company that is signed by the Owner and received at Our Administrative Office. Alternatively, an instruction to the Company by the Owner on the Company’s website through the Owner’s online account pursuant to protocols established by the Company.

APPENDIX B: STATE VARIATIONS

The following information is a summary of the states where the Milestone VUL-G Policy or certain features and/or benefits vary from the Policy's features and benefits as previously described in this prospectus. Certain provisions of the Policy may be different from the general description in this prospectus due to variations required by state law. The state in which your Policy is issued also governs whether or not certain riders, options, charges or fees are available or will vary under your Policy. Any state variations will be included in your Policy or in riders or endorsements attached to your Policy.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY

B-1

PROSPECTUS BACK COVER
Personalized Illustrations of Policy Benefits. To help You understand how Your Policy Values could vary over time under different sets of assumptions, We will provide You upon request, with certain personalized hypothetical illustrations showing the Death Benefit, Surrender Value and Policy Value. These hypothetical illustrations will be based on the Attained Age and underwriting characteristics of the Insured under Your Policy and such factors as the Specified Amount, Death Benefit, premium payment amounts, and hypothetical rates of return (within limits) that You request. The illustrations are not a representation or guarantee of investment returns or Policy Value. We currently do not charge for these illustrations, but We reserve the right to charge up to $25 if We provide more than one illustration in a Policy Year.
Inquiries. The SAI provides more detailed information about Symetra Separate Account SL. The current SAI is on file with the Securities and Exchange Commission, and is incorporated into this prospectus by reference and is legally considered part of this prospectus.
You can make inquiries regarding Your Policy, request additional information and get a free copy of the SAI, a personalized illustration or discuss Your questions about Your policy by contacting Us at:
Symetra Life Insurance Company
P.O. Box 34690
Seattle, WA 98124
Telephone: 1-800-796-3872
Facsimile: 1-866-719-3124
For overnight mail: 777 108th Ave. NE, Suite 1200, Bellevue, WA 98004
To download an electronic version of this prospectus: https://www.symetra.com.
You can review and copy information regarding the Registrant, including the SAI, at the Public Reference Room of the Securities and Exchange Commission. To find out more about this service, call the SEC at 1-202-551-8090 or 1-800-SEC-0330. Reports and other information about the Policy and the Funds are also available on the EDGAR database available on the SEC’s Web site at https://www.sec.gov. You can also get copies, for a fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549-0102.

Investment Company Act File No. 811-04909

December 28, 2016
STATEMENT OF ADDITIONAL INFORMATION
to
MILESTONE VUL-G

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
funded through
SYMETRA SEPARATE ACCOUNT SL
by
SYMETRA LIFE INSURANCE COMPANY
Administrative Office:
P.O. Box 34690
Seattle, WA 98124

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus for the Milestone VUL-G flexible premium adjustable variable life insurance policy dated December 28, 2016 and the Vanguard Variable Insurance Fund. The Policy is funded through Symetra Separate Account SL. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call 1-800-796-3872 or write to Symetra Life Insurance Company, P.O. Box 34690, Seattle, Washington 98124.

1

2

GENERAL INFORMATION
Symetra Life Insurance Company (“Symetra Life”, “We”, and “Us”), is a wholly-owned subsidiary of Symetra Financial Corporation, a holding company, the subsidiaries of which are engaged primarily in insurance and financial services businesses. Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington State law on January 23, 1957. Effective July 1, 2014, Symetra Life Insurance Company changed its state of domicile from Washington to Iowa and became an Iowa stock life insurance company.

We established Symetra Separate Account SL (“the Variable Account”) on November 6, 1986, to hold assets that underlie Policy Values invested in a number of different variable life policies. The Variable Account meets the definition of “separate account” under state law and under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. This registration does not involve supervision of the management of the Variable Account or Symetra Life by the SEC. We maintain records of all Variable Account purchases and redemptions of the shares of the Sub-accounts.

THE POLICY-GENERAL MATTERS
Ownership Rights
The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent Owner is named, then ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

Changing the Owner

•	Change the Owner by providing Written Notice, in good order, to us at Our Administrative Office at any time while the Insured is alive and the Policy is in force.

•	Change is effective as of the date that the Written Notice is accepted by us in good order, at Our Administrative Office.

•	Changing the Owner does not automatically change the Beneficiary.

•	Changing the Owner may have tax consequences. You should consult a tax advisor before changing the owner.

•	We are not liable for payments We made before We received the Written Notice at Our Administrative Office.

Choosing the Beneficiary

•	The Owner designates the Beneficiary (the person to receive the Death Benefit when the Insured dies) in the application.

•	If the Owner designates more than one Beneficiary, then each Beneficiary shares equally in any Death Benefit unless the Beneficiary designation states otherwise.

•	If the Beneficiary dies before the Insured, then any Contingent Beneficiary becomes the Beneficiary.

•	If both the Beneficiary and Contingent Beneficiary die before the Insured, then the Death Benefit will be paid to the Owner or the Owner's estate upon the Insured's death.

Changing the Beneficiary

•	The Owner changes the Beneficiary by providing Written Notice to us, in good order, at Our Administrative Office.

•	Change is effective as of the date the Owner signs the Written Notice.

•	We are not liable for any payments We made before We received the Written Notice at Our Administrative Office.

Assigning the Policy

•The Owner may assign Policy rights while the Insured is alive.

•	The Owner retains any ownership rights that are not assigned.

•	Assignee may not change the Owner or the Beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
•We are not:

3

◦	bound by any assignment unless we receive Written Notice of the assignment, in good order, at our Administrative Office;

◦	responsible for the validity of any assignment;

◦	liable for any payment we made before we received Written Notice of the assignment, in good order, at our Administrative Office; or

◦	bound by any assignment which results in adverse tax consequences to the Owner, Insured or Beneficiary(ies).

▪	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Selecting the Tax Test

▪
The Owner may elect either the guideline premium test (“GPT”) or the cash value accumulation test (“CVAT”). Your election may affect the amount of the Death Benefit payable under Your Policy, the amount of premiums You may pay, and the amount of Policy fees and charges You pay.

Our Right to Contest the Policy
In issuing the Policy, We rely on all statements made by or for the Insured in the application (or in any supplemental application). Therefore, if You make any material misrepresentation of a fact in the application (or any supplemental application), then We may contest the Policy's validity or may resist a claim under the Policy for two years from the Issue Date.

When permitted by law in the jurisdiction in which the Policy is delivered, in the absence of fraud in the procurement of the Policy, We cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years from the Issue Date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion
If the Insured commits suicide, while sane or insane, within two years of the Issue Date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and Our liability is limited to an amount equal to the premiums paid, less any withdrawals and minus any Loan Amount. We will pay this amount to the Beneficiary in a single sum.

Misstatement of Age or Gender
I f the age or, if permitted by state law, sex of the Insured was stated incorrectly in the application (or any supplemental application), then the Death Benefit and any benefits provided under the Policy by rider or endorsement will be adjusted to the amount that would have been payable at the correct age and, if permitted by state law, sex , based on the deduction for cost of insurance and other charges (and the cost of any benefits provided by rider or endorsement) in effect on the Policy Date.

Changes to the Policy
Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by an authorized officer of the Company. No agent may bind us by making any promise not contained in the Policy.

Upon notice to You, We may modify the Policy to:

•
conform the Policy, the Variable Account, or Our operations to the requirements of any law or regulation issued by a governmental agency to which the Policy, the Variable Account, or the Company is subject; or

•	assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life insurance policies; or

•	reflect a change (permitted by the Policy) in the operation of the Variable Account; or

•	provide additional Subaccounts and/or Fixed Account options.

If any modifications are made, We will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

Potential Conflicts of Interest
For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies, and certain qualified pension and retirement plans, as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Symetra Life, see the prospectuses

4

for the Funds.
UNDERWRITING
Symetra Life gathers certain information about an applicant's age, health, occupation, avocation, finances, if permitted by state law, sex and other factors that impact mortality risk. That information is gathered through use of applications, medical examinations, attending physicians statements, personal interviews and other authorized methods to determine the appropriate risk classification. Symetra Life uses the 2001 Commissioners’ Standard Ordinary Mortality Tables, and if permitted by state law, Male or Female to determine the maximum cost of insurance for each Insured.
DISTRIBUTION
We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Symetra Securities, Inc. ("SSI") acts as the principal underwriter for the Policies. SSI is an affiliate of Symetra Life and each is a wholly-owned subsidiary of Symetra Financial Corporation. SSI is located at 777 108 th Avenue NE, Suite 1200, Bellevue, Washington 98004. SSI is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with SSI.

Policies were not funded through this Variable Account during fiscal years 2015, 2014 and 2013. SSI does not anticipate retaining any portion of any commissions paid for the distribution of Policies funded through the Variable Account.
REPORTS TO POLICY OWNERS
We will send You the following statements and reports:

•	a confirmation for many significant transactions, such as changes in future premium allocations, transfers among Subaccounts, and address changes; and

•	semi-annual and annual reports of the Funds.

In addition, at least annually, or more often as required by law, We will send to Owners at their address of record, reports showing the following items at the end of the report period:

•	current Policy Value, Surrender Value, Net Surrender Value, and Death Benefit;

•	current Variable Policy Value (including each Subaccount Value), Fixed Policy Value and Loan Account Value;

•	current Loan Amount;

•	any premium payments, withdrawals, or surrenders made, Death Benefit Proceeds paid, and charges deducted since the last report;

•	current Net Premium Payment allocations; and

•	other information required by law.

On request, We will send You a current statement in a form similar to that of the annual statement described above. We reserve the right to limit the number of such requests or impose a reasonable charge for additional requests.
LEGAL MATTERS
David S. Goldstein, Senior Vice President, General Counsel and Secretary of Symetra Financial Corporation, has provided legal advice on certain matters in connection with the issuance and operation of the Policy. Sutherland Asbill & Brennan LLP of Washington, DC has provided legal advice to Symetra Life regarding certain matters under the federal securities laws that relate to the Policy.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The consolidated financial statements of Symetra Life Insurance Company as of December 31, 2015 and 2014 , and for each of the three years in the period ended December 31, 2015 , and the financial statements of Symetra Separate Account SL as of

5

December 31, 2015 , and for each of the two years in the period ended December 31, 2015 , appearing in the SAI of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.
REINSURANCE
Symetra Life may reinsure a portion of the risks assumed under the Policies.

FINANCIAL STATEMENTS
The consolidated financial statements of Symetra Life Insurance Company included herein should be considered only as bearing upon the ability of Symetra Life to meet its obligations under the Contract. They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.
Financial statements for the Variable Account, which include the Reports of the Independent Registered Public Accounting Firms, also appear on the following pages.

6

INDEX TO FINANCIAL STATEMENTS

Symetra Life Insurance Company Separate Account SL

Symetra Life Insurance Company

7

Annual Report

December 31, 2015

Symetra Separate Account SL

1

Symetra Separate Account SL

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Symetra Life Insurance Company and Participants of Symetra Separate Account SL

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Symetra Separate Account SL (“Separate Account”) comprised of the sub-accounts described in Note 1, as of December 31, 2015, and the related statements of operations for the period then ended, and the statements of changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting Symetra Separate Account SL at December 31, 2015, the results of their operations for the year then ended, and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington
April 28, 2016

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION I	AMERICAN CENTURY INFLATION PROTECTION II	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE II
ASSETS:
Investments in Underlying:
Investments, at Cost	$1,271,520	$90,458	$774,655	$778,749	$93,592
Shares Owned	182,704	7,751	71,548	89,777	7,172
Investments, at Fair Value	$1,266,145	$77,202	$711,189	$899,559	$104,495
Total Assets	1,266,145	77,202	711,189	899,559	104,495
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$1,266,145	$77,202	$711,189	$899,559	$104,495

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$1,189,424		$711,189	$886,698	$104,495
Accumulation Units Outstanding	50,570		54,405	42,568	6,270
Accumulation Unit Value	$23.520		$13.073	$20.830	$16.667

Symetra Complete & Complete Advisor
Net Assets	$76,721	$77,202		$12,861
Accumulation Units Outstanding	481	601		105
Accumulation Unit Value	$159.509	$128.402		$122.611

	Sub-Accounts
	AMERICAN CENTURY ULTRA I	AMERICAN CENTURY ULTRA II	AMERICAN CENTURY VALUE	CALVERT NASDAQ 100 INDEX	CALVERT RUSSELL 2000 SMALL CAP INDEX
ASSETS:
Investments in Underlying:
Investments, at Cost	$112,080	$31,751	$726,988	$692,595	$7,562
Shares Owned	10,304	3,124	105,298	14,191	131
Investments, at Fair Value	$159,395	$47,586	$931,894	$694,055	$9,154
Total Assets	159,395	47,586	931,894	694,055	9,154
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$159,395	$47,586	$931,894	$694,055	$9,154

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$159,395	$47,586	$931,894
Accumulation Units Outstanding	6,541	2,482	40,618
Accumulation Unit Value	$24.368	$19.175	$22.943

Symetra Complete & Complete Advisor
Net Assets	$—		$—	$694,055	$9,154
Accumulation Units Outstanding	—		—	3,056	58
Accumulation Unit Value	$—		$—	$227.077	$156.959
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	DEUTSCHE CROCI INTERNATIONAL VIP - CLASS A1	DEUTSCHE GLOBAL INCOME BUILDER VIP A	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK	DREYFUS QUALITY BOND
ASSETS:
Investments in Underlying:
Investments, at Cost	$162,425	$529,278	$558,571	$963,659	$360,473
Shares Owned	20,894	22,689	14,137	63,524	30,573
Investments, at Fair Value	$149,389	$520,257	$639,423	$1,203,789	$358,314
Total Assets	149,389	520,257	639,423	1,203,789	358,314
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$149,389	$520,257	$639,423	$1,203,789	$358,314

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$149,389	$520,257	$639,423	$1,203,789	$358,314
Accumulation Units Outstanding	19,191	36,738	37,515	47,408	18,993
Accumulation Unit Value	$7.784	$14.161	$17.046	$25.392	$18.866

Symetra Complete & Complete Advisor
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value
	$(0.004)		#DIV/0!
	Sub-Accounts
	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED HIGH INCOME BOND	FEDERATED MANAGED VOLATILITY II
ASSETS:
Investments in Underlying:
Investments, at Cost	$305,394	$849,131	$1,104,443	$197,765	$77,130
Shares Owned	9,500	20,249	77,654	29,023	8,200
Investments, at Fair Value	$366,333	$880,190	$1,380,692	$184,590	$76,184
Total Assets	366,333	880,190	1,380,692	184,590	76,184
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$366,333	$880,190	$1,380,692	$184,590	$76,184

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$366,333	$880,190	$735,369	$184,590	$76,184
Accumulation Units Outstanding	30,498	35,352	84,462	8,016	5,121
Accumulation Unit Value	$12.011	$24.897	$8.706	$23.027	$14.878

Symetra Complete & Complete Advisor
Net Assets			$645,323
Accumulation Units Outstanding			2,907
Accumulation Unit Value			$221.980
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.
[1] Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND	FIDELITY EQUITY-INCOME
ASSETS:
Investments in Underlying:
Investments, at Cost	$3,486,196	$421,127	$76,711	$6,320,370	$6,956,377
Shares Owned	241,045	28,963	4,869	241,404	334,216
Investments, at Fair Value	$3,798,871	$547,696	$79,203	$8,188,420	$6,838,054
Total Assets	3,798,871	547,696	79,203	8,188,420	6,838,054
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$3,798,871	$547,696	$79,203	$8,188,420	$6,838,054

Enhanced Variable Universal Life
Net Assets	$3,426,799	$285,158		$4,162,793	$4,916,199
Accumulation Units Outstanding	8,170	881		6,600	7,501
Accumulation Unit Value	$419.451	$323.555		$630.722	$655.405

PREMIER Variable Universal Life
Net Assets	$372,072	$262,538	$79,203	$3,757,673	$1,271,239
Accumulation Units Outstanding	16,563	12,617	3,157	98,856	51,905
Accumulation Unit Value	$22.464	$20.808	$25.091	$38.011	$24.491

Symetra Complete & Complete Advisor
Net Assets				$267,954	$650,616
Accumulation Units Outstanding				1,484	4,703
Accumulation Unit Value				$180.539	$138.348

	Sub-Accounts
	FIDELITY GOVERNMENT MONEY MARKET PORTFOLIO - INITIAL CLASS[1]	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES	FIDELITY HIGH INCOME
ASSETS:
Investments in Underlying:
Investments, at Cost	$1,622,705	$7,791,478	$867,473	$705,823	$930,279
Shares Owned	1,622,705	200,782	56,243	33,816	165,036
Investments, at Fair Value	$1,622,705	$13,201,435	$1,061,882	$1,073,675	$816,925
Total Assets	1,622,705	13,201,435	1,061,882	1,073,675	816,925
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$1,622,705	$13,201,435	$1,061,882	$1,073,675	$816,925

Enhanced Variable Universal Life
Net Assets	$385,705	$8,401,385			$675,792
Accumulation Units Outstanding	2,396	12,536			2,644
Accumulation Unit Value	$160.956	$670.184			$255.594

PREMIER Variable Universal Life
Net Assets	$1,236,721	$4,800,050	$1,061,882	$1,073,675	$136,408
Accumulation Units Outstanding	91,859	170,378	41,627	49,114	8,391
Accumulation Unit Value	$13.463	$28.173	$25.509	$21.861	$16.257

Symetra Complete & Complete Advisor
Net Assets	$279		$—		$4,725
Accumulation Units Outstanding	3		—		31
Accumulation Unit Value	$109.792		$—		$152.189
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID CAP I	FIDELITY MID CAP II	FIDELITY OVERSEAS
ASSETS:
Investments in Underlying:
Investments, at Cost	$3,979,901	$1,323,767	$67,836	$924,507	$1,966,629
Shares Owned	26,061	101,838	1,941	28,071	123,176
Investments, at Fair Value	$5,379,773	$1,259,747	$63,356	$893,480	$2,350,194
Total Assets	5,379,773	1,259,747	63,356	893,480	2,350,194
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$5,379,773	$1,259,747	$63,356	$893,480	$2,350,194

Enhanced Variable Universal Life
Net Assets	$3,545,196	$1,164,287		$—	$1,772,110
Accumulation Units Outstanding	6,329	3,869		—	5,700
Accumulation Unit Value	$560.206	$300.915		$—	$310.906

PREMIER Variable Universal Life
Net Assets	$1,834,577	$14,938		$893,480	$252,733
Accumulation Units Outstanding	67,186	672		38,447	12,992
Accumulation Unit Value	$27.307	$22.224		$23.239	$19.453

Symetra Complete & Complete Advisor
Net Assets		$80,522	$63,356		$325,351
Accumulation Units Outstanding		568	394		3,303
Accumulation Unit Value		$141.870	$160.613		$98.513

	Sub-Accounts
	FRANKLIN FLEX CAP GROWTH VIP FUND - CLASS 2	FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 2	FRANKLIN MUTUAL SHARES VIP FUND - CLASS 2
ASSETS:
Investments in Underlying:
Investments, at Cost	$148,581	$24,180	$18,372	$161,888	$296,004
Shares Owned	15,430	3,224	1,125	10,761	16,331
Investments, at Fair Value	$109,401	$21,924	$16,471	$152,810	$313,562
Total Assets	109,401	21,924	16,471	152,810	313,562
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$109,401	$21,924	$16,471	$152,810	$313,562

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$103,316			$152,810	$313,562
Accumulation Units Outstanding	5,154			9,233	16,229
Accumulation Unit Value	$20.046			$16.551	$19.320

Symetra Complete & Complete Advisor
Net Assets	$6,085	$21,924	$16,471
Accumulation Units Outstanding	34	164	118
Accumulation Unit Value	$180.937	$133.340	$140.134
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 1	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 2	FRANKLIN SMALL-MID CAP GROWTH VIP FUND - CLASS 2	FRANKLIN U.S. GOVERNMENT SECURITIES VIP FUND - CLASS 2	IBBOTSON AGGRESSIVE GROWTH CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$57,760	$757,261	$930,430	$458,449	$133,479
Shares Owned	2,829	39,411	43,469	35,315	13,347
Investments, at Fair Value	$51,269	$696,774	$768,977	$440,374	$148,549
Total Assets	51,269	696,774	768,977	440,374	148,549
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$51,269	$696,774	$768,977	$440,374	$148,549

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets		$696,774	$768,977	$440,374
Accumulation Units Outstanding		35,572	53,428	24,790
Accumulation Unit Value		$19.588	$14.392	$17.764

Symetra Complete & Complete Advisor
Net Assets	$51,269				$148,549
Accumulation Units Outstanding	311.176				1,219.079
Accumulation Unit Value	$164.761				$121.850
	$(0.001)		#DIV/0!
	Sub-Accounts
	IBBOTSON BALANCED CLASS I	IBBOTSON GROWTH CLASS I	IBBOTSON INCOME AND GROWTH CLASS I	INVESCO AMERICAN FRANCHISE FUND I	INVESCO AMERICAN FRANCHISE FUND II
ASSETS:
Investments in Underlying:
Investments, at Cost	$10,481	$77,800	$10,150	$820,958	$40,311
Shares Owned	920	7,112	978	21,285	827
Investments, at Fair Value	$9,781	$75,958	$9,893	$1,219,635	$46,200
Total Assets	9,781	75,958	9,893	1,219,635	46,200
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$9,781	$75,958	$9,893	$1,219,635	$46,200

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets				$1,219,635	$46,200
Accumulation Units Outstanding				87,844.482	2,734
Accumulation Unit Value				$13.884	$16.901

Symetra Complete & Complete Advisor
Net Assets	$9,781	$75,958	$9,893	$—
Accumulation Units Outstanding	76	599	78	—
Accumulation Unit Value	$128.650	$126.843	$126.237	$—
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	INVESCO GLOBAL HEALTH CARE	INVESCO GLOBAL REAL ESTATE	INVESCO INTERNATIONAL GROWTH I	INVESCO INTERNATIONAL GROWTH II	INVESCO MID CAP GROWTH FUND I
ASSETS:
Investments in Underlying:
Investments, at Cost	$33,669	$450,762	$481,696	$334,071	$45,471
Shares Owned	1,145	31,030	16,991	10,979	9,627
Investments, at Fair Value	$36,367	$507,657	$569,039	$362,771	$51,793
Total Assets	36,367	507,657	569,039	362,771	51,793
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$36,367	$507,657	$569,039	$362,771	$51,793

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$36,367	$507,657	$532,069	$362,771	$51,793
Accumulation Units Outstanding	1,160	13,403	18,241	25,487	1,911
Accumulation Unit Value	$31.361	$37.876	$29.167	$14.234	$27.110

Symetra Complete & Complete Advisor
Net Assets			$36,970		$—
Accumulation Units Outstanding			328.774		—
Accumulation Unit Value			$112.445		$—

	Sub-Accounts
	INVESCO MID CAP GROWTH FUND II	JP MORGAN INSURANCE TRUST MID CAP VALUE I	JP MORGAN INSURANCE TRUST U.S. EQUITY I	NEUBERGER BERMAN AMT MID CAP GROWTH PORTFOLIO CLASS I	NEUBERGER BERMAN AMT MID CAP INTRINSIC VALUE PORTFOLIO CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$31,690	$885,248	$453,156	$387,699	$27,492
Shares Owned	7,592	102,454	26,748	17,163	1,949
Investments, at Fair Value	$40,466	$1,044,008	$682,060	$390,102	$30,902
Total Assets	40,466	1,044,008	682,060	390,102	30,902
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$40,466	$1,044,008	$682,060	$390,102	$30,902

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets	$40,466	$1,044,008	$682,060
Accumulation Units Outstanding	2,674	37,337	26,036
Accumulation Unit Value	$15.146	$27.960	$26.199

Symetra Complete & Complete Advisor
Net Assets				$390,102	$30,902
Accumulation Units Outstanding				2,243.123	193
Accumulation Unit Value				$173.910	$160.526
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	PIMCO ALL ASSET PORTFOLIO ADMIN	PIMCO ALL ASSET PORTFOLIO ADVISOR	PIMCO COMMODITY REALRETURN STRAT. ADMINISTRATIVE CLASS	PIMCO TOTAL RETURN ADMIN	PIONEER BOND VCT CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$65,222	$23,392	$688,464	$781,089	$1,104,065
Shares Owned	6,383	2,168	58,788	69,868	96,825
Investments, at Fair Value	$58,088	$19,919	$406,221	$739,201	$1,048,618
Total Assets	58,088	19,919	406,221	739,201	1,048,618
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$58,088	$19,919	$406,221	$739,201	$1,048,618

Enhanced Variable Universal Life
Net Assets					$200,472
Accumulation Units Outstanding					836
Accumulation Unit Value					$239.733

PREMIER Variable Universal Life
Net Assets		$19,919	$335,900		$848,146
Accumulation Units Outstanding		1,463	54,973		36,371
Accumulation Unit Value		$13.625	$6.110		$23.323

Symetra Complete & Complete Advisor
Net Assets	$58,088		$70,321	$739,201
Accumulation Units Outstanding	467		1,144	4,898
Accumulation Unit Value	$124.375		$61.489	$150.925

	Sub-Accounts
	PIONEER EMERGING MARKETS VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS I	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$397,428	$216,832	$497,796	$434,269	$4,076,057
Shares Owned	17,582	9,523	23,087	17,359	186,381
Investments, at Fair Value	$268,133	$143,219	$650,614	$491,789	$3,681,028
Total Assets	268,133	143,219	650,614	491,789	3,681,028
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$268,133	$143,219	$650,614	$491,789	$3,681,028

Enhanced Variable Universal Life
Net Assets					$987,877
Accumulation Units Outstanding					3,745
Accumulation Unit Value					$263.762

PREMIER Variable Universal Life
Net Assets		$143,219		$491,789	$2,693,151
Accumulation Units Outstanding		11,043		25,088	134,861
Accumulation Unit Value		$12.969		$19.602	$19.969

Symetra Complete & Complete Advisor
Net Assets	$268,133		$650,614
Accumulation Units Outstanding	5,011		4,036
Accumulation Unit Value	$53.502		$161.220
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	PIONEER HIGH YIELD VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID CAP VALUE VCT CLASS I	PIONEER REAL ESTATE VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II
ASSETS:
Investments in Underlying:
Investments, at Cost	$1,749	$72,649	$1,412,859	$377,649	$572,361
Shares Owned	180	7,497	79,280	20,611	28,949
Investments, at Fair Value	$1,544	$63,657	$1,496,824	$402,535	$565,958
Total Assets	1,544	63,657	1,496,824	402,535	565,958
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$1,544	$63,657	$1,496,824	$402,535	$565,958

Enhanced Variable Universal Life
Net Assets			$321,277
Accumulation Units Outstanding			998
Accumulation Unit Value			$321.785

PREMIER Variable Universal Life
Net Assets		$63,657	$1,175,547		$565,958
Accumulation Units Outstanding		3,883	43,228		33,188
Accumulation Unit Value		$16.392	$27.194		$17.053

Symetra Complete & Complete Advisor
Net Assets	$1,544		$—	$402,535
Accumulation Units Outstanding	10		—	2,283
Accumulation Unit Value	$151.104		$—	$176.333
	0.009048306	#DIV/0!	$—	#DIV/0!	#DIV/0!
	Sub-Accounts
	PIONEER SELECT MID CAP GROWTH VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 1	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 2
ASSETS:
Investments in Underlying:
Investments, at Cost	$6,267,718	$83,315	$307,480	$80,226	$972,917
Shares Owned	256,313	7,948	29,459	8,342	106,828
Investments, at Fair Value	$6,692,340	$77,730	$287,522	$53,138	$675,152
Total Assets	6,692,340	77,730	287,522	53,138	675,152
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$6,692,340	$77,730	$287,522	$53,138	$675,152

Enhanced Variable Universal Life
Net Assets	$2,476,186
Accumulation Units Outstanding	6,686
Accumulation Unit Value	$370.326

PREMIER Variable Universal Life
Net Assets	$4,216,154		$287,522		$675,152
Accumulation Units Outstanding	169,567		18,059		37,793
Accumulation Unit Value	$24.864		$15.924		$17.864

Symetra Complete & Complete Advisor
Net Assets		$77,730		$53,138
Accumulation Units Outstanding		515		781
Accumulation Unit Value		$151.124		$68.072
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	TEMPLETON GLOBAL BOND VIP FUND - CLASS 1	TEMPLETON GLOBAL BOND VIP FUND - CLASS 2	TEMPLETON GROWTH VIP FUND - CLASS 1	TEMPLETON GROWTH VIP FUND - CLASS 2	VANGUARD BALANCED
ASSETS:
Investments in Underlying:
Investments, at Cost	$134,668	$304,336	$118,116	$147,069	$648,572
Shares Owned	7,452	16,940	9,115	11,638	29,051
Investments, at Fair Value	$121,765	$267,643	$123,416	$155,016	$648,433
Total Assets	121,765	267,643	123,416	155,016	648,433
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$121,765	$267,643	$123,416	$155,016	$648,433

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets		$267,643		$155,016
Accumulation Units Outstanding		14,279		9,401
Accumulation Unit Value		$18.743		$16.489

Symetra Complete & Complete Advisor
Net Assets	$121,765		$123,416		$648,433
Accumulation Units Outstanding	730		1,128		4,009
Accumulation Unit Value	$166.856		$109.415		$161.751

	Sub-Accounts
	VANGUARD EQUITY INCOME	VANGUARD EQUITY INDEX	VANGUARD HIGH YIELD BOND	VANGUARD INTERNATIONAL	VANGUARD MID-CAP INDEX
ASSETS:
Investments in Underlying:
Investments, at Cost	$68,699	$1,044,196	$81,816	$169,608	$396,440
Shares Owned	3,920	32,055	10,255	9,585	19,474
Investments, at Fair Value	$83,189	$1,065,830	$77,842	$189,771	$404,272
Total Assets	83,189	1,065,830	77,842	189,771	404,272
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$83,189	$1,065,830	$77,842	$189,771	$404,272

Enhanced Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

PREMIER Variable Universal Life
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value

Symetra Complete & Complete Advisor
Net Assets	$83,189	$1,065,830	$77,842	$189,771	$404,272
Accumulation Units Outstanding	497	6,528	487	1,780	2,303
Accumulation Unit Value	$167.216	$163.259	$159.794	$106.621	$175.507
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Assets and Liabilities
As of December 31, 2015

	Sub-Accounts
	VANGUARD REIT INDEX	VANGUARD SMALL COMPANY GROWTH	VANGUARD TOTAL BOND MARKET INDEX	VANGUARD TOTAL STOCK MARKET INDEX	VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO[1]
ASSETS:
Investments in Underlying:
Investments, at Cost	$71,875	$36,060	$5,232	$92,146	$693,098
Shares Owned	6,317	1,726	447	3,455	72,693
Investments, at Fair Value	$86,986	$35,890	$5,275	$110,766	$649,142
Total Assets	86,986	35,890	5,275	110,766	649,142
LIABILITIES:
Total Liabilities	—	—	—	—	—
NET ASSETS	$86,986	$35,890	$5,275	$110,766	$649,142

Enhanced Variable Universal Life
Net Assets					$594,626
Accumulation Units Outstanding					2,341
Accumulation Unit Value					$254.042

PREMIER Variable Universal Life
Net Assets					$54,516
Accumulation Units Outstanding					2,719
Accumulation Unit Value					$20.051

Symetra Complete & Complete Advisor
Net Assets	$86,986	$35,890	$5,275	$110,766
Accumulation Units Outstanding	509	190	38	672
Accumulation Unit Value	$170.965	$189.210	$138.384	$164.871
	-5.51887E-05	(0.000212136)	$0.001	$(0.003)	$—
	Sub-Accounts
	VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO INITIAL	WANGER USA
ASSETS:
Investments in Underlying:
Investments, at Cost	$739,245	$459,740
Shares Owned	39,511	13,454
Investments, at Fair Value	$534,575	$427,157
Total Assets	534,575	427,157
LIABILITIES:
Total Liabilities	—	—
NET ASSETS	$534,575	$427,157

Enhanced Variable Universal Life
Net Assets	$469,198
Accumulation Units Outstanding	2,303
Accumulation Unit Value	$203.743

PREMIER Variable Universal Life
Net Assets	$65,377	$427,157
Accumulation Units Outstanding	2,619	11,342
Accumulation Unit Value	$24.966	$37.660

Symetra Complete & Complete Advisor
Net Assets
Accumulation Units Outstanding
Accumulation Unit Value
Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2015.
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION I	AMERICAN CENTURY INFLATION PROTECTION II	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE I1
Investment Income	2	3	4	5	6
Dividend Income	$23,310	$1,859	$15,583	$3,360	$7,416
Mortality and Expense Risk Charge	(9,495)	(596)	(5,453)	(6,432)	(4,687)
Net Investment Income (Loss)	13,815	1,263	10,130	(3,072)	2,729
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	54,828	(328)	(36,756)	31,503	218,061
Realized Capital Gain Distributions Received	127,897	—	—	—	1,060
Net Change in Unrealized Appreciation/Depreciation	(240,726)	(3,344)	1,805	(27,857)	(256,371)
Net Gain (Loss) on Investments	(58,001)	(3,672)	(34,951)	3,646	(37,250)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(44,186)	$(2,409)	$(24,821)	$574	$(34,521)
	—	—	—	—	—
	Sub-Accounts
	AMERICAN CENTURY LARGE COMPANY VALUE II	AMERICAN CENTURY ULTRA I	AMERICAN CENTURY ULTRA II	AMERICAN CENTURY VALUE	CALVERT NASDAQ 100 INDEX
Investment Income	10	8	9	11	12
Dividend Income	$1,452	$697	$136	$20,546	$362
Mortality and Expense Risk Charge	(750)	(1,117)	(332)	(6,730)	(515)
Net Investment Income (Loss)	702	(420)	(196)	13,816	(153)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	2,002	6,703	1,032	46,116	266
Realized Capital Gain Distributions Received	171	15,020	4,503	—	11,275
Net Change in Unrealized Appreciation/Depreciation	(8,129)	(12,743)	(2,930)	(103,894)	(8,419)
Net Gain (Loss) on Investments	(5,956)	8,980	2,605	(57,778)	3,122
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(5,254)	$8,560	$2,409	$(43,962)	$2,969
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	CALVERT RUSSELL 2000 SMALL CAP INDEX	DEUTSCHE CROCI INTERNATIONAL VIP - CLASS A1	DEUTSCHE GLOBAL INCOME BUILDER VIP A	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK
Investment Income	13	14	15	16	17
Dividend Income	$15	$6,535	$18,119	$11,466	$7,691
Mortality and Expense Risk Charge	(74)	(1,120)	(4,020)	(4,697)	(8,962)
Net Investment Income (Loss)	(59)	5,415	14,099	6,769	(1,271)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	89	3,657	45,546	69,608	114,842
Realized Capital Gain Distributions Received	268	—	15,308	32,102	200,776
Net Change in Unrealized Appreciation/Depreciation	(873)	(18,616)	(85,696)	(129,505)	(351,519)
Net Gain (Loss) on Investments	(516)	(14,959)	(24,842)	(27,795)	(35,901)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(575)	$(9,544)	$(10,743)	$(21,026)	$(37,172)
	—	—	—	—	—
	Sub-Accounts
	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED HIGH INCOME BOND
Investment Income	18	19	20	21	22
Dividend Income	$7,682	$3,910	$13,507	$—	$11,151
Mortality and Expense Risk Charge	(2,643)	(2,678)	(5,984)	(8,778)	(1,392)
Net Investment Income (Loss)	5,039	1,232	7,523	(8,778)	9,759
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	12,346	9,849	25,547	40,461	1,350
Realized Capital Gain Distributions Received	—	49,047	23,040	116,838	—
Net Change in Unrealized Appreciation/Depreciation	(25,751)	(74,899)	(52,202)	(90,064)	(17,282)
Net Gain (Loss) on Investments	(13,405)	(16,003)	(3,615)	67,235	(15,932)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(8,366)	$(14,771)	$3,908	$58,457	$(6,173)
[1] Reference Note 1 of the financial statements for additional information pertaining to this sub-account.
SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	FEDERATED MANAGED VOLATILITY II	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND
Investment Income	23	24	25	26	27
Dividend Income	$3,498	$62,451	$6,860	$1,244	$87,974
Mortality and Expense Risk Charge	(577)	(35,797)	(4,780)	(564)	(71,321)
Net Investment Income (Loss)	2,921	26,654	2,080	680	16,653
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	4,315	142,374	40,470	2,191	566,846
Realized Capital Gain Distributions Received	375	284,258	342	2,372	793,751
Net Change in Unrealized Appreciation/Depreciation	(14,345)	(472,978)	(45,735)	(5,336)	(1,375,105)
Net Gain (Loss) on Investments	(9,655)	(46,346)	(4,923)	(773)	(14,508)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(6,734)	$(19,692)	$(2,843)	$(93)	$2,145
	—	—	—	—	—
	Sub-Accounts
	FIDELITY EQUITY-INCOME	FIDELITY GOVERNMENT MONEY MARKET PORTFOLIO - INITIAL CLASS[1]	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES
Investment Income	28	29	30	31	32
Dividend Income	$227,827	$481	$34,306	$23,506	$1,944
Mortality and Expense Risk Charge	(62,686)	(12,824)	(111,419)	(8,340)	(7,683)
Net Investment Income (Loss)	165,141	(12,343)	(77,113)	15,166	(5,739)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	480,474	—	879,076	118,184	89,974
Realized Capital Gain Distributions Received	707,645	—	415,577	61,322	107,292
Net Change in Unrealized Appreciation/Depreciation	(1,699,808)	—	(408,141)	(227,116)	(138,677)
Net Gain (Loss) on Investments	(511,689)	—	886,512	(47,610)	58,589
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(346,548)	$(12,343)	$809,399	$(32,444)	$52,850
[1] Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	FIDELITY HIGH INCOME	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID CAP I	FIDELITY MID CAP II
Investment Income	33	34	35	36	37
Dividend Income	$82,424	$110,379	$33,407	$334	$2,388
Mortality and Expense Risk Charge	(10,677)	(47,870)	(11,078)	(497)	(6,470)
Net Investment Income (Loss)	71,747	62,509	22,329	(163)	(4,082)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(37,560)	548,749	746	51	3,328
Realized Capital Gain Distributions Received	—	3,832	1,012	7,682	109,908
Net Change in Unrealized Appreciation/Depreciation	(87,554)	(581,690)	(41,775)	(8,936)	(128,204)
Net Gain (Loss) on Investments	(125,114)	(29,109)	(40,017)	(1,203)	(14,968)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(53,367)	$33,400	$(17,688)	$(1,366)	$(19,050)
	—	—	—	—	—
	Sub-Accounts
	FIDELITY OVERSEAS	FRANKLIN FLEX CAP GROWTH VIP FUND - CLASS 2	FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 2
Investment Income	38	39	40	41	42
Dividend Income	$28,475	$—	$758	$837	$6,853
Mortality and Expense Risk Charge	(19,020)	(765)	(766)	(132)	(1,092)
Net Investment Income (Loss)	9,455	(765)	(8)	705	5,761
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	8,015	(4,343)	635	(56)	(533)
Realized Capital Gain Distributions Received	2,101	65,476	38	—	—
Net Change in Unrealized Appreciation/Depreciation	45,170	(56,362)	(2,818)	(1,999)	(16,989)
Net Gain (Loss) on Investments	55,286	4,771	(2,145)	(2,055)	(17,522)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$64,741	$4,006	$(2,153)	$(1,350)	$(11,761)

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	FRANKLIN MUTUAL SHARES VIP FUND - CLASS 2	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 1	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 2	FRANKLIN SMALL-MID CAP GROWTH VIP FUND - CLASS 2	FRANKLIN U.S. GOVERNMENT SECURITIES VIP FUND - CLASS 2
Investment Income	33	34	35	36	37
Dividend Income	$10,394	$488	$4,678	$—	$11,606
Mortality and Expense Risk Charge	(2,433)	(407)	(5,248)	(5,979)	(3,200)
Net Investment Income (Loss)	7,961	81	(570)	(5,979)	8,406
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	13,441	119	41,501	37,225	(2,805)
Realized Capital Gain Distributions Received	22,934	7,748	107,596	207,933	—
Net Change in Unrealized Appreciation/Depreciation	(63,628)	(12,341)	(208,964)	(263,412)	(6,582)
Net Gain (Loss) on Investments	(27,253)	(4,474)	(59,867)	(18,254)	(9,387)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(19,292)	$(4,393)	$(60,437)	$(24,233)	$(981)
	—	—	—	—	—
	Sub-Accounts
	IBBOTSON AGGRESSIVE GROWTH CLASS I	IBBOTSON BALANCED CLASS I	IBBOTSON GROWTH CLASS I	IBBOTSON INCOME AND GROWTH CLASS I	INVESCO AMERICAN FRANCHISE FUND I
Investment Income	38	39	41	40	42
Dividend Income	$2,220	$170	$1,184	$191	$—
Mortality and Expense Risk Charge	(1,166)	(76)	(594)	(77)	(8,524)
Net Investment Income (Loss)	1,054	94	590	114	(8,524)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	1,038	—	383	18	50,844
Realized Capital Gain Distributions Received	2,237	270	1,133	397	6,517
Net Change in Unrealized Appreciation/Depreciation	(9,496)	(637)	(4,419)	(757)	1,618
Net Gain (Loss) on Investments	(6,221)	(367)	(2,903)	(342)	58,979
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(5,167)	$(273)	$(2,313)	$(228)	$50,455

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	INVESCO AMERICAN FRANCHISE FUND II	INVESCO GLOBAL HEALTH CARE	INVESCO GLOBAL REAL ESTATE	INVESCO INTERNATIONAL GROWTH I	INVESCO INTERNATIONAL GROWTH II
Investment Income	43	44	45	46	47
Dividend Income	$—	$—	$17,893	$15,191	$4,952
Mortality and Expense Risk Charge	(330)	(273)	(3,703)	(7,281)	(2,729)
Net Investment Income (Loss)	(330)	(273)	14,190	7,910	2,223
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	3,216	2,291	31,885	99,592	17,257
Realized Capital Gain Distributions Received	252	3,320	—	—	—
Net Change in Unrealized Appreciation/Depreciation	(1,406)	(4,344)	(55,928)	(139,921)	(30,641)
Net Gain (Loss) on Investments	2,062	1,267	(24,043)	(40,329)	(13,384)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$1,732	$994	$(9,853)	$(32,419)	$(11,161)
	—	—	—	—	—
	Sub-Accounts
	INVESCO MID CAP GROWTH FUND I	INVESCO MID CAP GROWTH FUND II	JP MORGAN INSURANCE TRUST MID CAP VALUE I	JP MORGAN INSURANCE TRUST U.S. EQUITY I	NEUBERGER BERMAN AMT MID CAP GROWTH PORTFOLIO CLASS I
Investment Income	48	49	50	51	52
Dividend Income	$—	$—	$10,837	$7,680	$—
Mortality and Expense Risk Charge	(398)	(293)	(7,638)	(4,863)	(98)
Net Investment Income (Loss)	(398)	(293)	3,199	2,817	(98)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	9,613	1,252	65,352	39,252	(1)
Realized Capital Gain Distributions Received	4,299	3,204	82,803	31,035	—
Net Change in Unrealized Appreciation/Depreciation	(12,851)	(4,018)	(186,259)	(71,576)	2,403
Net Gain (Loss) on Investments	1,061	438	(38,104)	(1,289)	2,402
Net Increase (Decrease) in Net Assets
Resulting from Operations	$663	$145	$(34,905)	$1,528	$2,304

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	NEUBERGER BERMAN AMT MID CAP INTRINSIC VALUE PORTFOLIO CLASS I	PIMCO ALL ASSET PORTFOLIO ADMIN	PIMCO ALL ASSET PORTFOLIO ADVISOR	PIMCO COMMODITY REALRETURN STRAT. ADMINISTRATIVE CLASS	PIMCO TOTAL RETURN ADMIN
Investment Income	5	5	5	5	5
Dividend Income	$265	$16,043	$1,501	$21,220	$44,991
Mortality and Expense Risk Charge	(257)	(6,208)	(439)	(3,359)	(7,631)
Net Investment Income (Loss)	8	9,835	1,062	17,861	37,360
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	552	(122,272)	(6,919)	(73,212)	(5,209)
Realized Capital Gain Distributions Received	790	—	—	—	11,070
Net Change in Unrealized Appreciation/Depreciation	(4,379)	24,079	609	(81,408)	(44,856)
Net Gain (Loss) on Investments	(3,037)	(98,193)	(6,310)	(154,620)	(38,995)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(3,029)	$(88,358)	$(5,248)	$(136,759)	$(1,635)
	—	—	—	—	—
	Sub-Accounts
	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS I	PIONEER EQUITY INCOME VCT CLASS II
Investment Income	10	10	10	10	10
Dividend Income	$32,119	$16,834	$6,097	$13,443	$8,035
Mortality and Expense Risk Charge	(7,931)	(3,064)	(1,131)	(4,849)	(2,929)
Net Investment Income (Loss)	24,188	13,770	4,966	8,594	5,106
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	3,575	(54,014)	(13,954)	4,063	24,148
Realized Capital Gain Distributions Received	10,049	56,866	22,764	23,199	14,240
Net Change in Unrealized Appreciation/Depreciation	(42,363)	(86,504)	(40,420)	(37,664)	(46,589)
Net Gain (Loss) on Investments	(28,739)	(83,652)	(31,610)	(10,402)	(8,201)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(4,551)	$(69,882)	$(26,644)	$(1,808)	$(3,095)

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	PIONEER FUND VCT CLASS I	PIONEER HIGH YIELD VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID CAP VALUE VCT CLASS I	PIONEER REAL ESTATE VCT CLASS I
Investment Income	15	15	15	15	15
Dividend Income	$41,631	$86	$2,873	$13,132	$3,758
Mortality and Expense Risk Charge	(28,796)	(266)	(446)	(12,038)	(643)
Net Investment Income (Loss)	12,835	(180)	2,427	1,094	3,115
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	100,508	(158)	(2,668)	87,543	1,069
Realized Capital Gain Distributions Received	1,008,038	61	1,932	185,924	8,368
Net Change in Unrealized Appreciation/Depreciation	(1,151,826)	(46)	(5,087)	(387,284)	(6,583)
Net Gain (Loss) on Investments	(43,280)	(143)	(5,823)	(113,817)	2,854
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(30,445)	$(323)	$(3,396)	$(112,723)	$5,969
	—	—	—	—	—
	Sub-Accounts
	PIONEER REAL ESTATE VCT CLASS II	PIONEER SELECT MID CAP GROWTH VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS II	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 1
Investment Income	20	20	20	20	20
Dividend Income	$11,784	$—	$2,539	$9,026	$1,471
Mortality and Expense Risk Charge	(4,011)	(53,268)	(597)	(2,143)	(477)
Net Investment Income (Loss)	7,773	(53,268)	1,942	6,883	994
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	4,958	396,671	(32)	(1,932)	(689)
Realized Capital Gain Distributions Received	63,653	754,329	409	1,546	8,101
Net Change in Unrealized Appreciation/Depreciation	(54,282)	(1,039,691)	(3,914)	(12,704)	(21,586)
Net Gain (Loss) on Investments	14,329	111,309	(3,537)	(13,090)	(14,174)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$22,102	$58,041	$(1,595)	$(6,207)	$(13,180)

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 2	TEMPLETON GLOBAL BOND VIP FUND - CLASS 1	TEMPLETON GLOBAL BOND VIP FUND - CLASS 2	TEMPLETON GROWTH VIP FUND - CLASS 1	TEMPLETON GROWTH VIP FUND - CLASS 2
Investment Income	74	73	75	76	77
Dividend Income	$15,408	$37,297	$20,977	$3,747	$4,768
Mortality and Expense Risk Charge	(5,377)	(3,689)	(1,940)	(984)	(1,244)
Net Investment Income (Loss)	10,031	33,608	19,037	2,763	3,524
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(55,890)	(47,229)	(6,050)	367	7,795
Realized Capital Gain Distributions Received	98,120	2,348	1,362	—	—
Net Change in Unrealized Appreciation/Depreciation	(215,696)	(9,946)	(27,635)	(12,294)	(23,761)
Net Gain (Loss) on Investments	(173,466)	(54,827)	(32,323)	(11,927)	(15,966)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(163,435)	$(21,219)	$(13,286)	$(9,164)	$(12,442)
	—	—	—	—	—
	Sub-Accounts
	VANGUARD BALANCED	VANGUARD DIVERSIFIED VALUE[1]	VANGUARD EQUITY INCOME	VANGUARD EQUITY INDEX	VANGUARD HIGH YIELD BOND
Investment Income	78	79	80	81	82
Dividend Income	$63	$15,559	$2,152	$1,561	$23,303
Mortality and Expense Risk Charge	(526)	(4,515)	(621)	(975)	(3,330)
Net Investment Income (Loss)	(463)	11,044	1,531	586	19,973
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	100	71,023	186	8,910	(18,737)
Realized Capital Gain Distributions Received	125	40,199	4,998	2,859	716
Net Change in Unrealized Appreciation/Depreciation	(285)	(141,504)	(6,634)	(11,171)	(14,044)
Net Gain (Loss) on Investments	(60)	(30,282)	(1,450)	598	(32,065)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(523)	$(19,238)	$81	$1,184	$(12,092)
[1] Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Operations
Year Ended December 31, 2015

	Sub-Accounts
	VANGUARD INTERNATIONAL	VANGUARD MID-CAP INDEX	VANGUARD REIT INDEX	VANGUARD SMALL COMPANY GROWTH	VANGUARD TOTAL BOND MARKET INDEX
Investment Income	74	73	75	76	77
Dividend Income	$3,666	$963	$1,535	$136	$122
Mortality and Expense Risk Charge	(1,515)	(717)	(670)	(298)	(113)
Net Investment Income (Loss)	2,151	246	865	(162)	9
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	4,098	13,289	18,224	3,280	18
Realized Capital Gain Distributions Received	3,011	4,313	2,905	4,313	23
Net Change in Unrealized Appreciation/Depreciation	(12,447)	(17,611)	(18,207)	(9,195)	(144)
Net Gain (Loss) on Investments	(5,338)	(9)	2,922	(1,602)	(103)
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(3,187)	$237	$3,787	$(1,764)	$(94)
	—	—	—	—	—
	Sub-Accounts
	VANGUARD TOTAL STOCK MARKET INDEX	VOYA GLOBAL RESOURCES PORTFOLIO SERVICE[1]	VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO[1]	VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO INITIAL	WANGER USA
Investment Income	78	79	80	81	82
Dividend Income	$1,463	$11,225	$3,452	$9,660	$—
Mortality and Expense Risk Charge	(1,354)	(1,081)	(4,934)	(5,537)	(3,792)
Net Investment Income (Loss)	109	10,144	(1,482)	4,123	(3,792)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	18,901	515	(64,412)	(35,420)	53,733
Realized Capital Gain Distributions Received	3,716	—	—	42,044	90,398
Net Change in Unrealized Appreciation/Depreciation	(24,685)	37,949	(43,956)	(120,492)	(140,082)
Net Gain (Loss) on Investments	(2,068)	38,464	(108,368)	(113,868)	4,049
Net Increase (Decrease) in Net Assets
Resulting from Operations	$(1,959)	$48,608	$(109,850)	$(109,745)	$257
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INFLATION PROTECTION I	AMERICAN CENTURY INFLATION PROTECTION II	AMERICAN CENTURY INTERNATIONAL	AMERICAN CENTURY LARGE COMPANY VALUE I1
		3	4	5	6
Net Assets at January 1, 2014	$1,344,495	$80,458	$722,948	$1,017,399	$563,716
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	11,421	601	4,738	9,620	4,371
Net Realized Gains (Losses)	202,451	1,776	5,220	78,890	4,775
Net Change in Unrealized Appreciation/Depreciation	(94,275)	(108)	8,782	(149,195)	58,498
Net Increase (Decrease) in Net Assets
Resulting from Operations	119,597	2,269	18,740	(60,685)	67,644
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	142,942	—	162,139	102,524	—
Symetra Complete & Complete Advisor	—	—	—	—	30,656
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(204,076)	—	(116,288)	(157,627)	—
Symetra Complete & Complete Advisor	(1,275)	(1,583)	—	(259)	(7,719)
Increase (Decrease) from Contract Transactions	(62,409)	(1,583)	45,851	(55,362)	22,937
Total Increase (Decrease) in Net Assets	57,188	686	64,591	(116,047)	90,581

Net Assets at December 31, 2014	1,401,683	81,144	787,539	901,352	654,297

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	13,815	1,263	10,130	(3,072)	2,729
Net Realized Gains (Losses)	182,725	(328)	(36,756)	31,503	219,121
Net Change in Unrealized Appreciation/Depreciation	(240,726)	(3,344)	1,805	(27,857)	(256,371)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(44,186)	(2,409)	(24,821)	574	(34,521)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	109,698	—	164,653	105,043	—
Symetra Complete & Complete Advisor	—	—	—	—	15,320
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(199,739)	—	(216,182)	(107,156)	—
Symetra Complete & Complete Advisor	(1,311)	(1,533)	—	(254)	(635,096)
Increase (Decrease) from Contract Transactions	(91,352)	(1,533)	(51,529)	(2,367)	(619,776)
Total Increase (Decrease) in Net Assets	(135,538)	(3,942)	(76,350)	(1,793)	(654,297)

Net Assets at December 31, 2015	$1,266,145	$77,202	$711,189	$899,559	$—

1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	AMERICAN CENTURY LARGE COMPANY VALUE II	AMERICAN CENTURY ULTRA I	AMERICAN CENTURY ULTRA II	AMERICAN CENTURY VALUE	CALVERT NASDAQ 100 INDEX

Net Assets at January 1, 2014	$40,674	$147,680	$42,969	$859,946	$36,774
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	354	(458)	(204)	7,761	193
Net Realized Gains (Losses)	779	12,412	2,128	62,636	4,442
Net Change in Unrealized Appreciation/Depreciation	8,708	850	1,802	37,099	2,065
Net Increase (Decrease) in Net Assets
Resulting from Operations	9,841	12,804	3,726	107,496	6,700
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	55,572	9,972	1,974	121,391	—
Symetra Complete & Complete Advisor	—	—	—	—	1,526
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(1,592)	(19,271)	(3,449)	(117,342)	—
Symetra Complete & Complete Advisor	—	—	—	—	(114)
Increase (Decrease) from Contract Transactions	53,980	(9,299)	(1,475)	4,049	1,412
Total Increase (Decrease) in Net Assets	63,821	3,505	2,251	111,545	8,112

Net Assets at December 31, 2014	104,495	151,185	45,220	971,491	44,886

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	702	(420)	(196)	13,816	(153)
Net Realized Gains (Losses)	2,173	21,723	5,535	46,116	11,541
Net Change in Unrealized Appreciation/Depreciation	(8,129)	(12,743)	(2,930)	(103,894)	(8,419)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(5,254)	8,560	2,409	(43,962)	2,969
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	10,097	9,622	1,366	103,042	—
Symetra Complete & Complete Advisor	—	—	—	—	646,545
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(4,843)	(9,972)	(1,409)	(98,677)	—
Symetra Complete & Complete Advisor	—	—	—	—	(345)
Increase (Decrease) from Contract Transactions	5,254	(350)	(43)	4,365	646,200
Total Increase (Decrease) in Net Assets	—	8,210	2,366	(39,597)	649,169

Net Assets at December 31, 2015	$104,495	$159,395	$47,586	$931,894	$694,055

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	CALVERT RUSSELL 2000 SMALL CAP INDEX	DEUTSCHE CROCI INTERNATIONAL VIP - CLASS A1	DEUTSCHE GLOBAL INCOME BUILDER VIP A	DREYFUS APPRECIATION	DREYFUS MIDCAP STOCK

Net Assets at January 1, 2014	$9,810	$177,603	$596,828	$674,110	$1,304,345
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(16)	1,774	14,051	7,888	4,020
Net Realized Gains (Losses)	1,202	(9,627)	68,257	42,030	134,251
Net Change in Unrealized Appreciation/Depreciation	(864)	(14,608)	(64,128)	(1,674)	1,225
Net Increase (Decrease) in Net Assets
Resulting from Operations	322	(22,461)	18,180	48,244	139,496
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	27,158	49,601	47,928	91,561
Symetra Complete & Complete Advisor	—	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	(25,142)	(62,929)	(71,677)	(209,978)
Symetra Complete & Complete Advisor	(198)	—	—	—	—
Increase (Decrease) from Contract Transactions	(198)	2,016	(13,328)	(23,749)	(118,417)
Total Increase (Decrease) in Net Assets	124	(20,445)	4,852	24,495	21,079

Net Assets at December 31, 2014	9,934	157,158	601,680	698,605	1,325,424

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(59)	5,415	14,099	6,769	(1,271)
Net Realized Gains (Losses)	357	3,657	60,854	101,710	315,618
Net Change in Unrealized Appreciation/Depreciation	(873)	(18,616)	(85,696)	(129,505)	(351,519)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(575)	(9,544)	(10,743)	(21,026)	(37,172)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	16,387	94,922	102,462	83,428
Symetra Complete & Complete Advisor	—	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	(14,612)	(165,602)	(140,618)	(167,891)
Symetra Complete & Complete Advisor	(205)	—	—	—	—
Increase (Decrease) from Contract Transactions	(205)	1,775	(70,680)	(38,156)	(84,463)
Total Increase (Decrease) in Net Assets	(780)	(7,769)	(81,423)	(59,182)	(121,635)

Net Assets at December 31, 2015	$9,154	$149,389	$520,257	$639,423	$1,203,789
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	DREYFUS QUALITY BOND	DREYFUS SOCIALLY RESPONSIBLE	DREYFUS STOCK INDEX	DREYFUS TECHNOLOGY GROWTH	FEDERATED HIGH INCOME BOND

Net Assets at January 1, 2014	$414,904	$352,076	$993,299	$1,121,302	$225,654
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	5,863	1,238	6,299	(8,191)	11,772
Net Realized Gains (Losses)	10,029	35,649	113,406	148,230	9,977
Net Change in Unrealized Appreciation/Depreciation	752	6,967	(37,396)	(76,452)	(17,107)
Net Increase (Decrease) in Net Assets
Resulting from Operations	16,644	43,854	82,309	63,587	4,642
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	35,034	23,093	393,966	50,503	19,263
Symetra Complete & Complete Advisor	—	—	—	24,798	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(59,493)	(31,839)	(550,598)	(130,194)	(50,053)
Symetra Complete & Complete Advisor	—	—	—	(7,484)	—
Increase (Decrease) from Contract Transactions	(24,459)	(8,746)	(156,632)	(62,377)	(30,790)
Total Increase (Decrease) in Net Assets	(7,815)	35,108	(74,323)	1,210	(26,148)

Net Assets at December 31, 2014	407,089	387,184	918,976	1,122,512	199,506

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	5,039	1,232	7,523	(8,778)	9,759
Net Realized Gains (Losses)	12,346	58,896	48,587	157,299	1,350
Net Change in Unrealized Appreciation/Depreciation	(25,751)	(74,899)	(52,202)	(90,064)	(17,282)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(8,366)	(14,771)	3,908	58,457	(6,173)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	36,382	24,242	156,379	93,937	19,745
Symetra Complete & Complete Advisor	—	—	—	171,151	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(76,791)	(30,322)	(199,073)	(57,205)	(28,488)
Symetra Complete & Complete Advisor	—	—	—	(8,160)	—
Increase (Decrease) from Contract Transactions	(40,409)	(6,080)	(42,694)	199,723	(8,743)
Total Increase (Decrease) in Net Assets	(48,775)	(20,851)	(38,786)	258,180	(14,916)

Net Assets at December 31, 2015	$358,314	$366,333	$880,190	$1,380,692	$184,590

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	FEDERATED MANAGED VOLATILITY II	FIDELITY ASSET MANAGER	FIDELITY ASSET MANAGER GROWTH	FIDELITY BALANCED	FIDELITY CONTRAFUND

Net Assets at January 1, 2014	$87,257	$4,305,919	$603,439	$79,153	$8,778,034
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	2,273	25,571	1,579	600	12,572
Net Realized Gains (Losses)	8,360	302,030	33,829	16,528	658,293
Net Change in Unrealized Appreciation/Depreciation	(7,836)	(118,720)	(5,510)	(9,843)	259,954
Net Increase (Decrease) in Net Assets
Resulting from Operations	2,797	208,881	29,898	7,285	930,819
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	243,674	20,128	—	222,100
PREMIER Variable Universal Life	5,485	26,802	16,434	8,551	326,043
Symetra Complete & Complete Advisor	—	—	—	—	27,855
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(536,636)	(46,752)	—	(570,488)
PREMIER Variable Universal Life	(5,522)	(27,710)	(24,368)	(15,358)	(577,726)
Symetra Complete & Complete Advisor	—	—	—	—	(29,867)
Increase (Decrease) from Contract Transactions	(37)	(293,870)	(34,558)	(6,807)	(602,083)
Total Increase (Decrease) in Net Assets	2,760	(84,989)	(4,660)	478	328,736

Net Assets at December 31, 2014	90,017	4,220,930	598,779	79,631	9,106,770

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	2,921	26,654	2,080	680	16,653
Net Realized Gains (Losses)	4,690	426,632	40,812	4,563	1,360,597
Net Change in Unrealized Appreciation/Depreciation	(14,345)	(472,978)	(45,735)	(5,336)	(1,375,105)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(6,734)	(19,692)	(2,843)	(93)	2,145
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	220,781	24,302	—	177,037
PREMIER Variable Universal Life	5,656	24,542	15,414	6,520	345,830
Symetra Complete & Complete Advisor	—	—	—	—	3,794
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(588,898)	(54,384)	—	(679,195)
PREMIER Variable Universal Life	(12,755)	(58,792)	(33,572)	(6,855)	(762,403)
Symetra Complete & Complete Advisor	—	—	—	—	(5,558)
Increase (Decrease) from Contract Transactions	(7,099)	(402,367)	(48,240)	(335)	(920,495)
Total Increase (Decrease) in Net Assets	(13,833)	(422,059)	(51,083)	(428)	(918,350)

Net Assets at December 31, 2015	$76,184	$3,798,871	$547,696	$79,203	$8,188,420

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	FIDELITY EQUITY-INCOME	FIDELITY GOVERNMENT MONEY MARKET PORTFOLIO - INITIAL CLASS[1]	FIDELITY GROWTH	FIDELITY GROWTH & INCOME	FIDELITY GROWTH OPPORTUNITIES

Net Assets at January 1, 2014	$8,017,135	$1,572,554	$12,821,426	$1,260,061	$984,766
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	155,435	(13,118)	(85,926)	13,046	(4,729)
Net Realized Gains (Losses)	515,858	—	699,194	114,408	49,617
Net Change in Unrealized Appreciation/Depreciation	(64,822)	—	696,587	(10,998)	64,630
Net Increase (Decrease) in Net Assets
Resulting from Operations	606,471	(13,118)	1,309,855	116,456	109,518
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	340,071	255,225	568,915	—	—
PREMIER Variable Universal Life	163,969	898,130	343,377	103,875	81,890
Symetra Complete & Complete Advisor	30,656	14,824	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(923,282)	(365,946)	(1,105,518)	—	—
PREMIER Variable Universal Life	(235,580)	(682,012)	(508,204)	(208,729)	(113,022)
Symetra Complete & Complete Advisor	(7,529)	(24,688)	—	—	—
Increase (Decrease) from Contract Transactions	(631,695)	95,533	(701,430)	(104,854)	(31,132)
Total Increase (Decrease) in Net Assets	(25,224)	82,415	608,425	11,602	78,386

Net Assets at December 31, 2014	7,991,911	1,654,969	13,429,851	1,271,663	1,063,152

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	165,141	(12,343)	(77,113)	15,166	(5,739)
Net Realized Gains (Losses)	1,188,119	—	1,294,653	179,506	197,266
Net Change in Unrealized Appreciation/Depreciation	(1,699,808)	—	(408,141)	(227,116)	(138,677)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(346,548)	(12,343)	809,399	(32,444)	52,850
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	304,695	158,769	482,385	—	—
PREMIER Variable Universal Life	127,870	332,039	348,867	84,815	80,358
Symetra Complete & Complete Advisor	69,011	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(1,115,456)	(185,953)	(1,337,040)	—	—
PREMIER Variable Universal Life	(185,503)	(324,773)	(532,027)	(262,152)	(122,685)
Symetra Complete & Complete Advisor	(7,926)	(3)	—		—
Increase (Decrease) from Contract Transactions	(807,309)	(19,921)	(1,037,815)	(177,337)	(42,327)
Total Increase (Decrease) in Net Assets	(1,153,857)	(32,264)	(228,416)	(209,781)	10,523

Net Assets at December 31, 2015	$6,838,054	$1,622,705	$13,201,435	$1,061,882	$1,073,675
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	FIDELITY HIGH INCOME	FIDELITY INDEX 500	FIDELITY INVESTMENT GRADE BOND	FIDELITY MID CAP I	FIDELITY MID CAP II

Net Assets at January 1, 2014	$1,309,943	$6,073,055	$1,338,817	$23,411	$1,002,807
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	66,339	45,707	16,216	(186)	(6,628)
Net Realized Gains (Losses)	37,516	502,686	19,583	952	86,099
Net Change in Unrealized Appreciation/Depreciation	(99,081)	165,449	29,627	1,217	(33,273)
Net Increase (Decrease) in Net Assets
Resulting from Operations	4,774	713,842	65,426	1,983	46,198
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	85,307	291,490	91,474	—	—
PREMIER Variable Universal Life	9,123	150,967	1,898	—	127,547
Symetra Complete & Complete Advisor	24,713	—	80,787	40,393	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(104,458)	(880,034)	(264,651)	—	—
PREMIER Variable Universal Life	(13,887)	(236,592)	(2,491)	—	(266,060)
Symetra Complete & Complete Advisor	(6,415)	—	(134)	(498)	—
Increase (Decrease) from Contract Transactions	(5,617)	(674,169)	(93,117)	39,895	(138,513)
Total Increase (Decrease) in Net Assets	(843)	39,673	(27,691)	41,878	(92,315)

Net Assets at December 31, 2014	1,309,100	6,112,728	1,311,126	65,289	910,492

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	71,747	62,509	22,329	(163)	(4,082)
Net Realized Gains (Losses)	(37,560)	552,581	1,758	7,733	113,236
Net Change in Unrealized Appreciation/Depreciation	(87,554)	(581,690)	(41,775)	(8,936)	(128,204)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(53,367)	33,400	(17,688)	(1,366)	(19,050)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	67,336	229,331	192,476	—	—
PREMIER Variable Universal Life	7,759	167,703	1,836	—	123,438
Symetra Complete & Complete Advisor	11,612	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(126,908)	(592,884)	(219,390)	—	—
PREMIER Variable Universal Life	(39,954)	(570,505)	(8,383)	—	(121,400)
Symetra Complete & Complete Advisor	(358,653)	—	(230)	(567)	—
Increase (Decrease) from Contract Transactions	(438,808)	(766,355)	(33,691)	(567)	2,038
Total Increase (Decrease) in Net Assets	(492,175)	(732,955)	(51,379)	(1,933)	(17,012)

Net Assets at December 31, 2015	$816,925	$5,379,773	$1,259,747	$63,356	$893,480

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	FIDELITY OVERSEAS	FRANKLIN FLEX CAP GROWTH VIP FUND - CLASS 2	FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 1	FRANKLIN INCOME VIP FUND - CLASS 2

Net Assets at January 1, 2014	$2,606,641	$111,174	$25,329	$17,738	$146,518
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	9,521	(853)	(17)	800	7,105
Net Realized Gains (Losses)	(37,960)	21,032	1,177	(18)	4,004
Net Change in Unrealized Appreciation/Depreciation	(192,783)	(15,127)	(1,157)	(41)	(4,210)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(221,222)	5,052	3	741	6,899
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	130,435	—	—	—	—
PREMIER Variable Universal Life	23,386	10,451	—	—	28,272
Symetra Complete & Complete Advisor	474	—	3,760	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(347,396)	—	—	—	—
PREMIER Variable Universal Life	(65,531)	(19,015)	—	—	(33,432)
Symetra Complete & Complete Advisor	(506)	(106)	(4,396)	(337)	—
Increase (Decrease) from Contract Transactions	(259,138)	(8,670)	(636)	(337)	(5,160)
Total Increase (Decrease) in Net Assets	(480,360)	(3,618)	(633)	404	1,739

Net Assets at December 31, 2014	2,126,281	107,556	24,696	18,142	148,257

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	9,455	(765)	(8)	705	5,761
Net Realized Gains (Losses)	10,116	61,133	673	(56)	(533)
Net Change in Unrealized Appreciation/Depreciation	45,170	(56,362)	(2,818)	(1,999)	(16,989)
Net Increase (Decrease) in Net Assets
Resulting from Operations	64,741	4,006	(2,153)	(1,350)	(11,761)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	112,750	—	—	—	—
PREMIER Variable Universal Life	20,580	13,658	—	—	37,987
Symetra Complete & Complete Advisor	323,759	—	3,772	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(235,209)	—	—	—	—
PREMIER Variable Universal Life	(62,082)	(15,706)	—	—	(21,673)
Symetra Complete & Complete Advisor	(626)	(113)	(4,391)	(321)	—
Increase (Decrease) from Contract Transactions	159,172	(2,161)	(619)	(321)	16,314
Total Increase (Decrease) in Net Assets	223,913	1,845	(2,772)	(1,671)	4,553

Net Assets at December 31, 2015	$2,350,194	$109,401	$21,924	$16,471	$152,810

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	FRANKLIN MUTUAL SHARES VIP FUND - CLASS 2	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 1	FRANKLIN SMALL CAP VALUE VIP FUND - CLASS 2	FRANKLIN SMALL-MID CAP GROWTH VIP FUND - CLASS 2	FRANKLIN U.S. GOVERNMENT SECURITIES VIP FUND - CLASS 2

Net Assets at January 1, 2014	$396,839	$17,121	$801,370	$899,845	$438,165
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	4,729	(156)	(649)	(6,250)	8,749
Net Realized Gains (Losses)	27,396	1,396	112,620	258,197	(228)
Net Change in Unrealized Appreciation/Depreciation	(9,887)	(2,323)	(113,004)	(192,576)	3,533
Net Increase (Decrease) in Net Assets
Resulting from Operations	22,238	(1,083)	(1,033)	59,371	12,054
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	34,043	—	115,699	82,040	85,652
Symetra Complete & Complete Advisor	—	40,393	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(93,174)	—	(125,349)	(152,256)	(70,541)
Symetra Complete & Complete Advisor	—	(367)	—	—	—
Increase (Decrease) from Contract Transactions	(59,131)	40,026	(9,650)	(70,216)	15,111
Total Increase (Decrease) in Net Assets	(36,893)	38,943	(10,683)	(10,845)	27,165

Net Assets at December 31, 2014	359,946	56,064	790,687	889,000	465,330

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	7,961	81	(570)	(5,979)	8,406
Net Realized Gains (Losses)	36,375	7,867	149,097	245,158	(2,805)
Net Change in Unrealized Appreciation/Depreciation	(63,628)	(12,341)	(208,964)	(263,412)	(6,582)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(19,292)	(4,393)	(60,437)	(24,233)	(981)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	26,516	—	109,811	119,305	50,984
Symetra Complete & Complete Advisor	—	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(53,608)	—	(143,287)	(215,095)	(74,959)
Symetra Complete & Complete Advisor	—	(402)	—	—	—
Increase (Decrease) from Contract Transactions	(27,092)	(402)	(33,476)	(95,790)	(23,975)
Total Increase (Decrease) in Net Assets	(46,384)	(4,795)	(93,913)	(120,023)	(24,956)

Net Assets at December 31, 2015	$313,562	$51,269	$696,774	$768,977	$440,374

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	IBBOTSON AGGRESSIVE GROWTH CLASS I	IBBOTSON BALANCED CLASS I	IBBOTSON GROWTH CLASS I	IBBOTSON INCOME AND GROWTH CLASS I	INVESCO AMERICAN FRANCHISE FUND I

Net Assets at January 1, 2014	$153,027	$9,947	$77,272	$10,258	$1,120,854
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	742	28	332	73	(7,525)
Net Realized Gains (Losses)	6,560	950	4,589	201	41,429
Net Change in Unrealized Appreciation/Depreciation	(1,381)	(477)	(1,677)	17	52,017
Net Increase (Decrease) in Net Assets
Resulting from Operations	5,921	501	3,244	291	85,921
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	96,155
Symetra Complete & Complete Advisor	24,399	10,298	34,656	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	(109,898)
Symetra Complete & Complete Advisor	(26,827)	(10,536)	(35,694)	(215)	—
Increase (Decrease) from Contract Transactions	(2,428)	(238)	(1,038)	(215)	(13,743)
Total Increase (Decrease) in Net Assets	3,493	263	2,206	76	72,178

Net Assets at December 31, 2014	156,520	10,210	79,478	10,334	1,193,032

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	1,054	94	590	114	(8,524)
Net Realized Gains (Losses)	3,275	270	1,516	415	57,361
Net Change in Unrealized Appreciation/Depreciation	(9,496)	(637)	(4,419)	(757)	1,618
Net Increase (Decrease) in Net Assets
Resulting from Operations	(5,167)	(273)	(2,313)	(228)	50,455
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	96,251
Symetra Complete & Complete Advisor	243	83	360	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	(120,103)
Symetra Complete & Complete Advisor	(3,047)	(239)	(1,567)	(213)	—
Increase (Decrease) from Contract Transactions	(2,804)	(156)	(1,207)	(213)	(23,852)
Total Increase (Decrease) in Net Assets	(7,971)	(429)	(3,520)	(441)	26,603

Net Assets at December 31, 2015	$148,549	$9,781	$75,958	$9,893	$1,219,635

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	INVESCO AMERICAN FRANCHISE FUND II	INVESCO GLOBAL HEALTH CARE	INVESCO GLOBAL REAL ESTATE	INVESCO INTERNATIONAL GROWTH I	INVESCO INTERNATIONAL GROWTH II

Net Assets at January 1, 2014	$34,026	$12,824	$535,678	$1,050,806	$536,173
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(262)	(244)	5,016	9,006	3,223
Net Realized Gains (Losses)	1,583	2,974	40,152	28,106	47,002
Net Change in Unrealized Appreciation/Depreciation	1,527	2,401	26,863	(40,968)	(51,982)
Net Increase (Decrease) in Net Assets
Resulting from Operations	2,848	5,131	72,031	(3,856)	(1,757)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	14,010	22,682	58,317	22,250	48,947
Symetra Complete & Complete Advisor	—	—	—	22,992	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(4,292)	(3,062)	(101,748)	(57,853)	(169,141)
Symetra Complete & Complete Advisor	—	—	—	(7,160)	—
Increase (Decrease) from Contract Transactions	9,718	19,620	(43,431)	(19,771)	(120,194)
Total Increase (Decrease) in Net Assets	12,566	24,751	28,600	(23,627)	(121,951)

Net Assets at December 31, 2014	46,592	37,575	564,278	1,027,179	414,222

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(330)	(273)	14,190	7,910	2,223
Net Realized Gains (Losses)	3,468	5,611	31,885	99,592	17,257
Net Change in Unrealized Appreciation/Depreciation	(1,406)	(4,344)	(55,928)	(139,921)	(30,641)
Net Increase (Decrease) in Net Assets
Resulting from Operations	1,732	994	(9,853)	(32,419)	(11,161)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	7,242	2,027	52,228	20,224	48,279
Symetra Complete & Complete Advisor	—	—	—	11,490	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(9,366)	(4,229)	(98,996)	(53,065)	(88,569)
Symetra Complete & Complete Advisor	—	—	—	(404,370)	—
Increase (Decrease) from Contract Transactions	(2,124)	(2,202)	(46,768)	(425,721)	(40,290)
Total Increase (Decrease) in Net Assets	(392)	(1,208)	(56,621)	(458,140)	(51,451)

Net Assets at December 31, 2015	$46,200	$36,367	$507,657	$569,039	$362,771

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	INVESCO MID CAP GROWTH FUND I	INVESCO MID CAP GROWTH FUND II	INVESCO SMALL CAP EQUITY I1	JP MORGAN INSURANCE TRUST MID CAP VALUE I	JP MORGAN INSURANCE TRUST U.S. EQUITY I

Net Assets at January 1, 2014	$68,697	$41,583	$34,471	$1,053,742	$649,728
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(456)	(278)	(103)	843	1,493
Net Realized Gains (Losses)	12,276	2,874	10,049	152,105	25,197
Net Change in Unrealized Appreciation/Depreciation	(8,552)	56	(10,538)	(7,963)	57,235
Net Increase (Decrease) in Net Assets
Resulting from Operations	3,268	2,652	(592)	144,985	83,925
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	5,100	3,483	—	100,394	36,146
Symetra Complete & Complete Advisor	—	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(25,943)	(7,896)	—	(182,284)	(54,799)
Symetra Complete & Complete Advisor	—	—	(33,879)	—	—
Increase (Decrease) from Contract Transactions	(20,843)	(4,413)	(33,879)	(81,890)	(18,653)
Total Increase (Decrease) in Net Assets	(17,575)	(1,761)	(34,471)	63,095	65,272

Net Assets at December 31, 2014	51,122	39,822	—	1,116,837	715,000

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(398)	(293)	—	3,199	2,817
Net Realized Gains (Losses)	13,912	4,456	—	148,155	70,287
Net Change in Unrealized Appreciation/Depreciation	(12,851)	(4,018)	—	(186,259)	(71,576)
Net Increase (Decrease) in Net Assets
Resulting from Operations	663	145	—	(34,905)	1,528
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	18,196	3,312	—	94,850	45,084
Symetra Complete & Complete Advisor	—	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(18,188)	(2,813)	—	(132,774)	(79,552)
Symetra Complete & Complete Advisor	—	—	—	—	—
Increase (Decrease) from Contract Transactions	8	499	—	(37,924)	(34,468)
Total Increase (Decrease) in Net Assets	671	644	—	(72,829)	(32,940)

Net Assets at December 31, 2015	$51,793	$40,466	$—	$1,044,008	$682,060
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	NEUBERGER BERMAN AMT MID CAP GROWTH PORTFOLIO CLASS I	NEUBERGER BERMAN AMT MID CAP INTRINSIC VALUE PORTFOLIO CLASS I	PIMCO ALL ASSET PORTFOLIO ADMIN	PIMCO ALL ASSET PORTFOLIO ADVISOR	PIMCO COMMODITY REALRETURN STRAT. ADMINISTRATIVE CLASS

Net Assets at January 1, 2014	$28,438	$42,163	$864,544	$110,778	$529,283
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(86)	137	40,317	3,469	(1,946)
Net Realized Gains (Losses)	5,938	4,309	3,338	1,129	(33,492)
Net Change in Unrealized Appreciation/Depreciation	(5,622)	709	(45,269)	(3,666)	(77,682)
Net Increase (Decrease) in Net Assets
Resulting from Operations	230	5,155	(1,614)	932	(113,120)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	9,136	142,442
Symetra Complete & Complete Advisor	—	7,862	53,648	—	17,426
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	(50,576)	(77,044)
Symetra Complete & Complete Advisor	(28,668)	(19,939)	(46,014)	—	(1,631)
Increase (Decrease) from Contract Transactions	(28,668)	(12,077)	7,634	(41,440)	81,193
Total Increase (Decrease) in Net Assets	(28,438)	(6,922)	6,020	(40,508)	(31,927)

Net Assets at December 31, 2014	—	35,241	870,564	70,270	497,356

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(98)	8	9,835	1,062	17,861
Net Realized Gains (Losses)	(1)	1,342	(122,272)	(6,919)	(73,212)
Net Change in Unrealized Appreciation/Depreciation	2,403	(4,379)	24,079	609	(81,408)
Net Increase (Decrease) in Net Assets
Resulting from Operations	2,304	(3,029)	(88,358)	(5,248)	(136,759)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	4,573	138,561
Symetra Complete & Complete Advisor	387,927	—	26,810	—	360
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	(49,676)	(86,498)
Symetra Complete & Complete Advisor	(129)	(1,310)	(750,928)	—	(6,799)
Increase (Decrease) from Contract Transactions	387,798	(1,310)	(724,118)	(45,103)	45,624
Total Increase (Decrease) in Net Assets	390,102	(4,339)	(812,476)	(50,351)	(91,135)

Net Assets at December 31, 2015	$390,102	$30,902	$58,088	$19,919	$406,221

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	PIMCO TOTAL RETURN ADMIN	PIONEER BOND VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS I	PIONEER EMERGING MARKETS VCT CLASS II	PIONEER EQUITY INCOME VCT CLASS I

Net Assets at January 1, 2014	$1,018,017	$1,164,608	$454,980	$203,893	$554,368
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	14,887	29,787	(237)	(961)	13,183
Net Realized Gains (Losses)	1,431	4,730	2,831	(10,146)	3,113
Net Change in Unrealized Appreciation/Depreciation	18,691	24,539	(64,534)	(14,098)	51,712
Net Increase (Decrease) in Net Assets
Resulting from Operations	35,009	59,056	(61,940)	(25,205)	68,008
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	24,801	—	—	—
PREMIER Variable Universal Life	—	44,524	—	29,449	—
Symetra Complete & Complete Advisor	61,312	—	30,656	—	30,656
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(106,861)	—	—	—
PREMIER Variable Universal Life	—	(109,217)	—	(44,508)	—
Symetra Complete & Complete Advisor	(85,831)	—	(5,990)	—	(7,580)
Increase (Decrease) from Contract Transactions	(24,519)	(146,753)	24,666	(15,059)	23,076
Total Increase (Decrease) in Net Assets	10,490	(87,697)	(37,274)	(40,264)	91,084

Net Assets at December 31, 2014	1,028,507	1,076,911	417,706	163,629	645,452

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	37,360	24,188	13,770	4,966	8,594
Net Realized Gains (Losses)	5,861	13,624	2,852	8,810	27,262
Net Change in Unrealized Appreciation/Depreciation	(44,856)	(42,363)	(86,504)	(40,420)	(37,664)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(1,635)	(4,551)	(69,882)	(26,644)	(1,808)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	42,790	—	—	—
PREMIER Variable Universal Life	—	41,778	—	28,887	—
Symetra Complete & Complete Advisor	30,792	—	15,320	—	16,439
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(45,330)	—	—	—
PREMIER Variable Universal Life	—	(62,980)	—	(22,653)	—
Symetra Complete & Complete Advisor	(318,463)	—	(95,011)	—	(9,469)
Increase (Decrease) from Contract Transactions	(287,671)	(23,742)	(79,691)	6,234	6,970
Total Increase (Decrease) in Net Assets	(289,306)	(28,293)	(149,573)	(20,410)	5,162

Net Assets at December 31, 2015	$739,201	$1,048,618	$268,133	$143,219	$650,614

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	PIONEER EQUITY INCOME VCT CLASS II	PIONEER FUND VCT CLASS I	PIONEER HIGH YIELD VCT CLASS I	PIONEER HIGH YIELD VCT CLASS II	PIONEER MID CAP VALUE VCT CLASS I

Net Assets at January 1, 2014	$409,572	$3,785,629	$2,369	$66,480	$1,648,937
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	8,275	16,830	(163)	2,653	2,346
Net Realized Gains (Losses)	26,940	495,379	35	664	280,825
Net Change in Unrealized Appreciation/Depreciation	13,475	(145,124)	(130)	(3,107)	(55,749)
Net Increase (Decrease) in Net Assets
Resulting from Operations	48,690	367,085	(258)	210	227,422
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	76,163	—	—	12,962
PREMIER Variable Universal Life	41,520	276,555	—	20,228	73,534
Symetra Complete & Complete Advisor	—	—	1,662	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(192,659)	—	—	(66,866)
PREMIER Variable Universal Life	(74,816)	(409,404)	—	(29,962)	(158,348)
Symetra Complete & Complete Advisor	—	—	(1,785)	—	—
Increase (Decrease) from Contract Transactions	(33,296)	(249,345)	(123)	(9,734)	(138,718)
Total Increase (Decrease) in Net Assets	15,394	117,740	(381)	(9,524)	88,704

Net Assets at December 31, 2014	424,966	3,903,369	1,988	56,956	1,737,641

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	5,106	12,835	(180)	2,427	1,094
Net Realized Gains (Losses)	38,388	1,108,546	(97)	(736)	273,467
Net Change in Unrealized Appreciation/Depreciation	(46,589)	(1,151,826)	(46)	(5,087)	(387,284)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(3,095)	(30,445)	(323)	(3,396)	(112,723)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	63,174	—	—	24,955
PREMIER Variable Universal Life	143,401	246,919	—	27,391	124,035
Symetra Complete & Complete Advisor	—	—	1,579	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(129,609)	—	—	(32,894)
PREMIER Variable Universal Life	(73,483)	(372,380)	—	(17,294)	(244,190)
Symetra Complete & Complete Advisor	—	—	(1,700)	—	—
Increase (Decrease) from Contract Transactions	69,918	(191,896)	(121)	10,097	(128,094)
Total Increase (Decrease) in Net Assets	66,823	(222,341)	(444)	6,701	(240,817)

Net Assets at December 31, 2015	$491,789	$3,681,028	$1,544	$63,657	$1,496,824

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	PIONEER REAL ESTATE VCT CLASS I	PIONEER REAL ESTATE VCT CLASS II	PIONEER SELECT MID CAP GROWTH VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS I	PIONEER STRATEGIC INCOME VCT CLASS II

Net Assets at January 1, 2014	$58,830	$498,943	$6,885,887	$71,360	$302,308
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	1,247	9,064	(52,347)	2,236	9,030
Net Realized Gains (Losses)	7,548	72,007	1,832,211	800	4,303
Net Change in Unrealized Appreciation/Depreciation	8,639	61,978	(1,219,562)	(842)	(3,527)
Net Increase (Decrease) in Net Assets
Resulting from Operations	17,434	143,049	560,302	2,194	9,806
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	211,488	—	—
PREMIER Variable Universal Life	—	96,478	280,603	—	61,825
Symetra Complete & Complete Advisor	—	—	—	6,211	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	(532,239)	—	—
PREMIER Variable Universal Life	—	(148,091)	(642,744)	—	(46,409)
Symetra Complete & Complete Advisor	(1,354)	—	—	(216)	—
Increase (Decrease) from Contract Transactions	(1,354)	(51,613)	(682,892)	5,995	15,416
Total Increase (Decrease) in Net Assets	16,080	91,436	(122,590)	8,189	25,222

Net Assets at December 31, 2014	74,910	590,379	6,763,297	79,549	327,530

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	3,115	7,773	(53,268)	1,942	6,883
Net Realized Gains (Losses)	9,437	68,611	1,151,000	377	(386)
Net Change in Unrealized Appreciation/Depreciation	(6,583)	(54,282)	(1,039,691)	(3,914)	(12,704)
Net Increase (Decrease) in Net Assets
Resulting from Operations	5,969	22,102	58,041	(1,595)	(6,207)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	295,965	—	—
PREMIER Variable Universal Life	—	94,731	296,724	—	29,852
Symetra Complete & Complete Advisor	323,272	—	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	(234,060)	—	—
PREMIER Variable Universal Life	—	(141,254)	(487,627)	—	(63,653)
Symetra Complete & Complete Advisor	(1,616)	—	—	(224)	—
Increase (Decrease) from Contract Transactions	321,656	(46,523)	(128,998)	(224)	(33,801)
Total Increase (Decrease) in Net Assets	327,625	(24,421)	(70,957)	(1,819)	(40,008)

Net Assets at December 31, 2015	$402,535	$565,958	$6,692,340	$77,730	$287,522

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 1	TEMPLETON DEVELOPING MARKETS VIP FUND - CLASS 2	TEMPLETON GLOBAL BOND VIP FUND - CLASS 1	TEMPLETON GLOBAL BOND VIP FUND - CLASS 2	TEMPLETON GROWTH VIP FUND - CLASS 1

Net Assets at January 1, 2014	$180,731	$875,785	$461,094	$291,922	$108,775
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	1,362	7,032	20,370	13,208	1,427
Net Realized Gains (Losses)	(4,244)	5,495	643	(2,720)	3,391
Net Change in Unrealized Appreciation/Depreciation	(6,108)	(90,811)	(15,198)	(7,320)	(11,468)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(8,990)	(78,284)	5,815	3,168	(6,650)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	176,959	—	55,384	—
Symetra Complete & Complete Advisor	435	—	28,579	—	44,980
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	(145,558)	—	(47,129)	—
Symetra Complete & Complete Advisor	(86,341)	—	(6,821)	—	(15,019)
Increase (Decrease) from Contract Transactions	(85,906)	31,401	21,758	8,255	29,961
Total Increase (Decrease) in Net Assets	(94,896)	(46,883)	27,573	11,423	23,311

Net Assets at December 31, 2014	85,835	828,902	488,667	303,345	132,086

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	994	10,031	33,608	19,037	2,763
Net Realized Gains (Losses)	7,412	42,230	(44,881)	(4,688)	367
Net Change in Unrealized Appreciation/Depreciation	(21,586)	(215,696)	(9,946)	(27,635)	(12,294)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(13,180)	(163,435)	(21,219)	(13,286)	(9,164)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	160,469	—	41,262	—
Symetra Complete & Complete Advisor	37	—	12,562	—	1,451
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	(150,784)	—	(63,678)	—
Symetra Complete & Complete Advisor	(19,554)	—	(358,245)	—	(957)
Increase (Decrease) from Contract Transactions	(19,517)	9,685	(345,683)	(22,416)	494
Total Increase (Decrease) in Net Assets	(32,697)	(153,750)	(366,902)	(35,702)	(8,670)

Net Assets at December 31, 2015	$53,138	$675,152	$121,765	$267,643	$123,416

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	TEMPLETON GROWTH VIP FUND - CLASS 2	VANGUARD BALANCED	VANGUARD CAPITAL GROWTH[1]	VANGUARD DIVERSIFIED VALUE[1]	VANGUARD EQUITY INCOME

Net Assets at January 1, 2014	$211,722	$3,019	$1,684	$553,118	$70,166
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	1,401	(276)	(45)	8,290	1,163
Net Realized Gains (Losses)	20,201	380	129	24,945	3,798
Net Change in Unrealized Appreciation/Depreciation	(27,206)	(176)	(64)	16,358	2,646
Net Increase (Decrease) in Net Assets
Resulting from Operations	(5,604)	(72)	20	49,593	7,607
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	35,250	—	—	—	—
Symetra Complete & Complete Advisor	—	2,033	286	30,656	5,786
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(56,051)	—	—	—	—
Symetra Complete & Complete Advisor	—	(2,190)	(1,990)	(7,572)	(217)
Increase (Decrease) from Contract Transactions	(20,801)	(157)	(1,704)	23,084	5,569
Total Increase (Decrease) in Net Assets	(26,405)	(229)	(1,684)	72,677	13,176

Net Assets at December 31, 2014	185,317	2,790	—	625,795	83,342

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	3,524	(463)	—	11,044	1,531
Net Realized Gains (Losses)	7,795	225	—	111,222	5,184
Net Change in Unrealized Appreciation/Depreciation	(23,761)	(285)	—	(141,504)	(6,634)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(12,442)	(523)	—	(19,238)	81
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	18,782	—	—	—	—
Symetra Complete & Complete Advisor	—	648,715	—	15,320	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	(36,641)	—	—	—	—
Symetra Complete & Complete Advisor	—	(2,549)	—	(621,877)	(234)
Increase (Decrease) from Contract Transactions	(17,859)	646,166	—	(606,557)	(234)
Total Increase (Decrease) in Net Assets	(30,301)	645,643	—	(625,795)	(153)

Net Assets at December 31, 2015	$155,016	$648,433	$—	$—	$83,189
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	VANGUARD EQUITY INDEX	VANGUARD HIGH YIELD BOND	VANGUARD INTERNATIONAL	VANGUARD MID-CAP INDEX	VANGUARD REIT INDEX

Net Assets at January 1, 2014	$108,440	$415,055	$258,468	$65,623	$95,245
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	1,063	19,602	1,769	(60)	2,801
Net Realized Gains (Losses)	2,735	544	1,251	3,359	6,310
Net Change in Unrealized Appreciation/Depreciation	9,882	(5,089)	(20,208)	7,311	18,363
Net Increase (Decrease) in Net Assets
Resulting from Operations	13,680	15,057	(17,188)	10,610	27,474
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	—
Symetra Complete & Complete Advisor	1,016	25,134	1,451	40,393	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	—
Symetra Complete & Complete Advisor	(1,248)	(4,823)	(5,181)	(1,325)	(2,491)
Increase (Decrease) from Contract Transactions	(232)	20,311	(3,730)	39,068	(2,491)
Total Increase (Decrease) in Net Assets	13,448	35,368	(20,918)	49,678	24,983

Net Assets at December 31, 2014	121,888	450,423	237,550	115,301	120,228

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	586	19,973	2,151	246	865
Net Realized Gains (Losses)	11,769	(18,021)	7,109	17,602	21,129
Net Change in Unrealized Appreciation/Depreciation	(11,171)	(14,044)	(12,447)	(17,611)	(18,207)
Net Increase (Decrease) in Net Assets
Resulting from Operations	1,184	(12,092)	(3,187)	237	3,787
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	—
Symetra Complete & Complete Advisor	971,041	11,490	1,552	323,350	277
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	—
PREMIER Variable Universal Life	—	—	—	—	—
Symetra Complete & Complete Advisor	(28,283)	(371,979)	(46,144)	(34,616)	(37,306)
Increase (Decrease) from Contract Transactions	942,758	(360,489)	(44,592)	288,734	(37,029)
Total Increase (Decrease) in Net Assets	943,942	(372,581)	(47,779)	288,971	(33,242)

Net Assets at December 31, 2015	$1,065,830	$77,842	$189,771	$404,272	$86,986

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	VANGUARD SHORT TERM INVESTMENT GRADE[1]	VANGUARD SMALL COMPANY GROWTH	VANGUARD TOTAL BOND MARKET INDEX	VANGUARD TOTAL STOCK MARKET INDEX	VOYA GLOBAL RESOURCES PORTFOLIO SERVICE[1]

Net Assets at January 1, 2014	$12,829	$55,221	$5,404	$156,693	$810,111
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(338)	(242)	25	558	917
Net Realized Gains (Losses)	102	7,170	46	10,889	45,481
Net Change in Unrealized Appreciation/Depreciation	(19)	(5,547)	133	5,828	(135,237)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(255)	1,381	204	17,275	(88,839)
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	83,838
PREMIER Variable Universal Life	—	—	—	—	14,864
Symetra Complete & Complete Advisor	2,112	—	436	2,675	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	(122,372)
PREMIER Variable Universal Life	—	—	—	—	(5,610)
Symetra Complete & Complete Advisor	(14,686)	(981)	(556)	(5,828)	—
Increase (Decrease) from Contract Transactions	(12,574)	(981)	(120)	(3,153)	(29,280)
Total Increase (Decrease) in Net Assets	(12,829)	400	84	14,122	(118,119)

Net Assets at December 31, 2014	—	55,621	5,488	170,815	691,992

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	—	(162)	9	109	10,144
Net Realized Gains (Losses)	—	7,593	41	22,617	515
Net Change in Unrealized Appreciation/Depreciation	—	(9,195)	(144)	(24,685)	37,949
Net Increase (Decrease) in Net Assets
Resulting from Operations	—	(1,764)	(94)	(1,959)	48,608
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	—	—	—	32,933
PREMIER Variable Universal Life	—	—	—	—	849
Symetra Complete & Complete Advisor	—	39	447	3,088	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	—	—	—	(708,244)
PREMIER Variable Universal Life	—	—	—	—	(66,138)
Symetra Complete & Complete Advisor	—	(18,006)	(566)	(61,178)	—
Increase (Decrease) from Contract Transactions	—	(17,967)	(119)	(58,090)	(740,600)
Total Increase (Decrease) in Net Assets	—	(19,731)	(213)	(60,049)	(691,992)

Net Assets at December 31, 2015	$—	$35,890	$5,275	$110,766	$—
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Statements of Changes in Net Assets
Years Ended December 31, 2014 and December 31, 2015

	Sub-Accounts
	VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO[1]	VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO INITIAL	WANGER USA

Net Assets at January 1, 2014	$—	$657,904	$683,683
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	—	1,992	(4,552)
Net Realized Gains (Losses)	—	64,828	114,153
Net Change in Unrealized Appreciation/Depreciation	—	(63,725)	(84,433)
Net Increase (Decrease) in Net Assets
Resulting from Operations	—	3,095	25,168
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	—	90,092	—
PREMIER Variable Universal Life	—	5,743	14,737
Symetra Complete & Complete Advisor	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	—	(86,513)	—
PREMIER Variable Universal Life	—	(10,427)	(69,670)
Symetra Complete & Complete Advisor	—	—	—
Increase (Decrease) from Contract Transactions	—	(1,105)	(54,933)
Total Increase (Decrease) in Net Assets	—	1,990	(29,765)

Net Assets at December 31, 2014	—	659,894	653,918

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(1,482)	4,123	(3,792)
Net Realized Gains (Losses)	(64,412)	6,624	144,131
Net Change in Unrealized Appreciation/Depreciation	(43,956)	(120,492)	(140,082)
Net Increase (Decrease) in Net Assets
Resulting from Operations	(109,850)	(109,745)	257
Contract Transactions
Contract Purchase Payments and Transfers In
Enhanced Variable Universal Life	1,380,855	87,117	—
PREMIER Variable Universal Life	123,851	10,322	73,653
Symetra Complete & Complete Advisor	—	—	—
Contract Terminations, Transfers and
Maintenance Charges
Enhanced Variable Universal Life	(684,619)	(97,738)	—
PREMIER Variable Universal Life	(61,095)	(15,275)	(300,671)
Symetra Complete & Complete Advisor	—	—	—
Increase (Decrease) from Contract Transactions	758,992	(15,574)	(227,018)
Total Increase (Decrease) in Net Assets	649,142	(125,319)	(226,761)

Net Assets at December 31, 2015	$649,142	$534,575	$427,157
1 Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

Symetra Separate Account SL
Notes to Financial Statements

1.ORGANIZATION
Symetra Separate Account SL (the “Separate Account”) is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment trust of Symetra Life Insurance Company (“Symetra Life”), a wholly-owned subsidiary of Symetra Financial Corporation. Purchasers of various Symetra Life variable life products direct their investment to one or more of the sub-accounts of the Separate Account through the purchase of accumulation units (“Units”). Under the terms of the registration, the Separate Account is authorized to issue an unlimited number of Units. Each sub-account invests in shares of a designated portfolio of open-ended registered investment companies (“Mutual Funds”) as indicated below. Not all sub-accounts are available in all Symetra Life variable life products. The performance of the underlying portfolios may differ substantially from publicly traded Mutual Funds with similar names and objectives.

Under applicable insurance law, the assets of the Separate Account are legally segregated and are not subject to claims that arise out of
Symetra Life’s or Symetra Financial Corporation's other business activities.

Following are the sub-accounts and related Mutual Funds.

Sub-Account	Mutual Fund
American Century Variable Portfolios, Inc.
American Century Balanced	VP Balanced Fund
American Century Inflation Protection I	VP Inflation Protection Class I Fund
American Century Inflation Protection II	VP Inflation Protection Class II Fund
American Century International	VP International Fund
American Century Large Company Value I6	VP Large Company Value Class I Fund
American Century Large Company Value II	VP Large Company Value Class II Fund
American Century Ultra I	VP Ultra Class I Fund
American Century Ultra II	VP Ultra Class II Fund
American Century Value	VP Value Fund

Calvert Mutual Funds, Inc.
Calvert Nasdaq 100 Index	Calvert VP Nasdaq 100 Index Portfolio
Calvert Russell 2000 Small Cap Index	Calvert VP Russell 2000 Small Cap Index Portfolio
Calvert S&P MidCap 400 Index[4]	Calvert VP S&P MidCap 400 Index Portfolio

Deutsche Variable Series I and II
Deutsche CROCI International VIP - Class A2	Deutsche CROCI International VIP - Class A
Deutsche Global Income Builder VIP A	Deutsche Global Income Builder VIP (A)

Dreyfus Investment Portfolios
Dreyfus MidCap Stock	Dreyfus IP MidCap Stock Portfolio — Initial Shares
Dreyfus Technology Growth	Dreyfus IP Technology Growth Portfolio — Initial Shares

Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Socially Responsible	Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares

Dreyfus Stock Index Fund, Inc.
Dreyfus Stock Index	Dreyfus Stock Index Fund, Inc. — Service Shares

Dreyfus Variable Investment Fund
Dreyfus Appreciation	Dreyfus VIF Appreciation Portfolio — Initial Shares
Dreyfus International[4]	Dreyfus VIF International Value Portfolio — Initial Shares
Dreyfus Quality Bond	Dreyfus VIF Quality Bond Portfolio — Initial Shares

Federated Insurance Series
Federated High Income Bond	Federated High Income Bond II
Federated Managed Volatility II	Federated Managed Volatility Fund II

Symetra Separate Account SL
Notes to Financial Statements

Sub-Account	Mutual Fund
Fidelity Variable Insurance Products Fund I (VIP)
Fidelity Asset Manager	VIP Asset Manager Portfolio — Initial Class
Fidelity Asset Manager Growth	VIP Asset Manager Growth Portfolio
Fidelity Balanced	VIP Balanced Portfolio
Fidelity Contrafund	VIP Contrafund® Portfolio — Initial Class
Fidelity Equity-Income	VIP Equity-Income Portfolio — Initial Class
Fidelity Government Money Market Portfolio - Initial Class[3]	VIP Government Money Market Portfolio — Initial Class
Fidelity Growth	VIP Growth Portfolio — Initial Class
Fidelity Growth & Income	VIP Growth & Income Portfolio — Initial Class
Fidelity Growth Opportunities	VIP Growth Opportunities Portfolio — Initial Class
Fidelity High Income	VIP High Income Portfolio — Initial Class
Fidelity Index 500	VIP Index 500 Portfolio
Fidelity Investment Grade Bond	VIP Investment Grade Bond Portfolio — Initial Class
Fidelity Mid Cap I	VIP Mid Cap Portfolio — Initial Class
Fidelity Mid Cap II	VIP Mid Cap Portfolio — Service Class II
Fidelity Overseas	VIP Overseas Portfolio — Initial Class

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund - Class 2	Franklin Flex Cap Growth VIP Fund - Class 2
Franklin Founding Funds Allocation VIP Fund - Class 1	Franklin Founding Funds Allocation VIP Fund - Class 1
Franklin Income VIP Fund - Class 1	Franklin Income VIP Fund - Class 1
Franklin Income VIP Fund - Class 2	Franklin Income VIP Fund - Class 2
Franklin Mutual Shares VIP Fund - Class 1[4]	Franklin Mutual Shares VIP Fund - Class 1
Franklin Mutual Shares VIP Fund - Class 2	Franklin Mutual Shares VIP Fund - Class 2
Franklin Small Cap Value VIP Fund - Class 1	Franklin Small Cap Value VIP Fund - Class 1
Franklin Small Cap Value VIP Fund - Class 2	Franklin Small Cap Value VIP Fund - Class 2
Franklin Small-Mid Cap Growth VIP Fund - Class 1[4]	Franklin Small-Mid Cap Growth VIP Fund - Class 1
Franklin Small-Mid Cap Growth VIP Fund - Class 2	Franklin Small-Mid Cap Growth VIP Fund - Class 2
Franklin U.S. Government Securities VIP Fund - Class 1[4]	Franklin U.S. Government Securities VIP Fund - Class 1
Franklin U.S. Government Securities VIP Fund - Class 2	Franklin U.S. Government Securities VIP Fund - Class 2

Financial Investors Variable Insurance Trust
Ibbotson Aggressive Growth Class I	Ibbotson Aggressive Growth ETF Asset Allocation — Class 1
Ibbotson Balanced Class I	Ibbotson Balanced ETF Asset Allocation — Class 1
Ibbotson Conservative Class I4	Ibbotson Conservative ETF Asset Allocation — Class 1
Ibbotson Growth Class I	Ibbotson Growth ETF Asset Allocation — Class 1
Ibbotson Income and Growth Class I	Ibbotson Income and Growth ETF Asset Allocation — Class 1

AIM Variable Insurance Funds, Inc (Invesco Variable Insurance Funds)
Invesco American Franchise Fund I	Invesco V.I. American Franchise Fund (Series I Shares)
Invesco American Franchise Fund II	Invesco V.I. American Franchise Fund (Series II Shares)
Invesco Global Health Care	Invesco V.I. Global Health Care Fund (Series I shares)
Invesco Global Real Estate	Invesco V.I. Global Real Estate Fund (Series I shares)

Symetra Separate Account SL
Notes to Financial Statements

Sub-Account	Mutual Fund
AIM Variable Insurance Funds, Inc (Invesco Variable Insurance Funds)
Invesco International Growth I	Invesco V.I. International Growth Fund (Series I shares)
Invesco International Growth II	Invesco V.I. International Growth Fund (Series II shares)
Invesco Mid Cap Growth Fund I	Invesco V.I. Mid Cap Growth Fund (Series I Shares)
Invesco Mid Cap Growth Fund II	Invesco V.I. Mid Cap Growth Fund (Series II Shares)
Invesco Opportunities Fund[4]	Invesco V.I. Opportunities Fund (Series I Shares)
Invesco Small Cap Equity I5	Invesco V.I. Small Cap Equity Fund (Series I shares)

JPMorgan Insurance Trust
JP Morgan Core Bond I4	JP Morgan Insurance Trust Core Bond Portfolio — Class I
JP Morgan Insurance Trust Mid Cap Value I	JP Morgan Insurance Trust Mid Cap Value Portfolio — Class I
JP Morgan Insurance Trust U.S. Equity I	JP Morgan Insurance Trust U.S. Equity Portfolio — Class I
JP Morgan Intrepid Mid Cap I4	JP Morgan Insurance Trust Intrepid Mid Cap Portfolio — Class I

Neuberger Berman Advisers Management Trust
Neuberger Berman AMT Mid Cap Growth Portfolio Class 1	Neuberger Berman AMT Mid Cap Growth Portfolio — Class 1
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio Class 1	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio — Class 1
Neuberger Berman Guardian Portfolio Class1[4]	Neuberger Berman AMT Guardian Portfolio — Class 1

PIMCO Variable Insurance Trust
PIMCO All Asset Portfolio Admin	PIMCO All Asset Portfolio — Administrative Class Shares
PIMCO All Asset Portfolio Advisor	PIMCO All Asset Portfolio — Advisor Class Shares
PIMCO CommodityRealReturn Strat. Administrative Class	PIMCO CommodityRealReturn® Strategy Portfolio — Administrative Class Shares
PIMCO Total Return Admin	PIMCO Total Return Portfolio — Administrative Class Shares

Pioneer Variable Contracts Trust
Pioneer Bond VCT Class I	Pioneer Bond VCT Portfolio — Class I
Pioneer Emerging Markets VCT Class I	Pioneer Emerging Markets VCT Portfolio — Class I
Pioneer Emerging Markets VCT Class II	Pioneer Emerging Markets VCT Portfolio — Class II
Pioneer Equity Income VCT Class I	Pioneer Equity Income VCT Portfolio — Class I
Pioneer Equity Income VCT Class II	Pioneer Equity Income VCT Portfolio — Class II
Pioneer Fund VCT Class I	Pioneer Fund VCT Portfolio — Class I
Pioneer High Yield VCT Class I	Pioneer High Yield VCT Portfolio — Class I
Pioneer High Yield VCT Class II	Pioneer High Yield VCT Portfolio — Class II
Pioneer Mid Cap Value VCT Class I	Pioneer Mid Cap Value VCT Portfolio — Class I
Pioneer Real Estate VCT Class I	Pioneer Real Estate VCT Portfolio — Class I
Pioneer Real Estate VCT Class II	Pioneer Real Estate VCT Portfolio — Class II
Pioneer Select Mid Cap Growth VCT Class I	Pioneer Select Mid Cap Growth VCT Portfolio — Class I
Pioneer Strategic Income VCT Class I	Pioneer Strategic Income VCT Portfolio — Class I
Pioneer Strategic Income VCT Class II	Pioneer Strategic Income VCT Portfolio — Class II

Franklin Templeton Variable Insurance Products Trust
Templeton Developing Markets VIP Fund - Class 1	Templeton Developing Markets VIP Fund - Class 1
Templeton Developing Markets VIP Fund - Class 2	Templeton Developing Markets VIP Fund - Class 2
Templeton Global Bond VIP Fund - Class 1	Templeton Global Bond VIP Fund - Class 1
Templeton Global Bond VIP Fund - Class 2	Templeton Global Bond VIP Fund - Class 2

Symetra Separate Account SL
Notes to Financial Statements

Sub-Account	Mutual Fund

Franklin Templeton Variable Insurance Products Trust
Templeton Growth VIP Fund - Class 1	Templeton Growth VIP Fund - Class 1
Templeton Growth VIP Fund - Class 2	Templeton Growth VIP Fund - Class 2

Vanguard Variable Insurance Fund Portfolios
Vanguard Balanced	Vanguard VIF — Balanced Portfolio
Vanguard Capital Growth[5]	Vanguard VIF — Capital Growth Portfolio
Vanguard Diversified Value[6]	Vanguard VIF — Diversified Value Portfolio
Vanguard Equity Income	Vanguard VIF — Equity Income Portfolio
Vanguard Equity Index	Vanguard VIF — Equity Index Portfolio
Vanguard High Yield Bond	Vanguard VIF — High Yield Bond Portfolio

Vanguard Variable Insurance Fund Portfolios
Vanguard International	Vanguard VIF — International Portfolio
Vanguard Mid-Cap Index	Vanguard VIF — Mid-Cap Index Portfolio
Vanguard REIT Index	Vanguard VIF — REIT Index Portfolio
Vanguard Short Term Investment Grade[5]	Vanguard VIF — Short Term Investment Grade Portfolio
Vanguard Small Company Growth	Vanguard VIF — Small Company Growth Portfolio
Vanguard Total Bond Market Index	Vanguard VIF — Total Bond Market Index Portfolio
Vanguard Total Stock Market Index	Vanguard VIF — Total Stock Market Index Portfolio

Voya VP Natural Resource Trust
Voya Global Resources Portfolio Service[1]	Voya Global Resources Portfolio Class S
Voya Global Value Advantage Portfolio[1]	Voya Global Value Advantage Portfolio - Class S

Voya Investors Trust
VY JPMorgan Emerging Markets Equity Portfolio Initial	VY JPMorgan Emerging Markets Equity Portfolio Class I

Wanger Advisors Trust
Wanger USA	Wanger USA

1 Voya Global Resources Portfolio Service was reorganized with Voya Global Value Advantage Portfolio on March 6, 2015.
2 Deutsche CROCI International VIP - Class A was known as Deutsche International VIP A prior to May 1, 2015.
3 Fidelity Government Money Market Portfolio - Initial Class was known as Fidelity Money Market Fund prior to December 1, 2015.
4 There was no activity in the current year and the prior year and no net asset balance to report on the Statement of Assets and Liabilities as of December 31, 2014 and
December 31, 2015.
5 There was activity in the prior year and no net asset balance to report on the Statement of Assets and Liabilities as of December 31, 2014 and
December 31, 2015.
6 There was activity in the current year and no net asset balance to report on the Statement of Assets and Liabilities as of December 31, 2015.

Symetra Separate Account SL
Notes to Financial Statements

2.SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION AND USE OF ESTIMATES — The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of the Separate Account financial statements in conformity with GAAP requires the Separate Account to make estimates and assumptions that may affect the amounts reported in the audited financial statements and accompanying notes.

INVESTMENT VALUATION — Investments in portfolio shares are valued at fair value based on the net asset value (NAV) as reported by the underlying Mutual Fund on the last trading day of the year.

The Separate Account determines the fair value of its financial instruments based on the fair value hierarchy, which requires an entity to maximize its use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This fair value hierarchy prioritizes fair value measurements into the three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority (“Level 1”), followed by significant observable inputs other than quoted market prices, including prices for similar but not identical assets or liabilities (“Level 2”) and significant unobservable inputs, including the reporting entity’s estimates of the assumptions that market participants would use, having the lowest priority (“Level 3”).

The availability of observable market information is the principal factor in determining the level to which the Separate Account’s investments are assigned in the fair value hierarchy. As such, all Separate Account investments have been classified as Level 1 in the fair value hierarchy.

INVESTMENT TRANSACTIONS — Investment transactions are recorded on the trade date. Realized gains and losses on investment transactions are determined using the first-in-first-out (FIFO) method.
INCOME RECOGNITION — Dividend income and realized capital gain distributions are recorded on the ex-dividend date. DISTRIBUTIONS — The net investment income and realized capital gains of the Separate Account are not distributed, but are retained and reinvested for the benefit of unit owners.

FEDERAL INCOME TAX — Operations of the Separate Account are included in the federal income tax return of Symetra Life, which is taxed as a “Life Insurance Company” under the provisions of the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to the operations of the Separate Account to the extent the earnings are reinvested.

3.EXPENSES AND RELATED PARTY TRANSACTIONS
Symetra Life assumes mortality and expense (“M&E”) risks related to the operations of the Separate Account. Symetra Life deducts a daily charge from the assets of the Separate Account to cover these risks. The daily charge for the PREMIER Variable Universal Life product is, on an annual basis, equal to a rate of 0.70 percent of the average daily net assets of the Separate Account. The daily charge for the Enhanced Variable Universal Life product is, on an annual basis, equal to a rate of 0.90 percent of the average daily net assets of the Separate Account. The daily charge for Symetra Complete and Symetra Complete Advisor are, on an annual basis, equal to a rate of 0.75 percent of the policy value in policy years 1 through 20, 0.60 percent of the policy value in policy years 21 through 30 and
0.50 percent in all remaining policy years. This charge is included in the net investment income (loss) in the accompanying
Statements of Operations.

Symetra Life deducts a distribution charge for the Symetra Complete product to compensate the broker-dealer firm that sold the policy. The daily charge, on an annual basis, ranges from 0.50 percent to 1.50 percent based on the total policy value. The distribution charge is recorded as contract maintenance charges in the accompanying Statements of Changes in Net Assets. This charge does not apply to Symetra Complete Advisor.

Symetra Life deducts a monthly administration charge of $4 for each Enhanced Variable Universal Life contract and $5 for each PREMIER Variable Universal Life contract from the Separate Account. Monthly administration charges for Symetra Complete and Symetra Complete Advisor are 0.025 percent of the policy value not to exceed $8 per month. The administration charges are recorded as contract maintenance charges in the accompanying Statements of Changes in Net Assets.

Symetra Separate Account SL
Notes to Financial Statements

3.    EXPENSES AND RELATED PARTY TRANSACTIONS (Continued)
For all variable life insurance products, Symetra deducts amounts from the sub-accounts to cover the cost of insurance. These charges vary from month to month in accordance with the terms of the individual policy holders and are deducted through termination of units of interest from policy holder accounts. The costs of insurance are recorded as contract maintenance charges in the accompanying Statements of Changes in Net Assets.

A withdrawal charge of $25 or 2.00 percent of the withdrawal amount, whichever is less, may be imposed on the owner of the policy for the second and each subsequent withdrawal in any one year. A transfer charge of $10 or 2.00 percent of the amount transferred, whichever is less, may be imposed on transfers that exceed the number of free transfers allowed each year. A surrender charge may be applicable in the first eight years on withdrawals that exceed the free withdrawal amount. The surrender charge is reflected as contract maintenance charges in the accompanying Statement of Changes in Net Assets. These charges do not apply to all products and may vary by contract year and other factors as described in the product prospectuses.
4. INVESTMENT TRANSACTIONS

The following table summarizes purchases and proceeds from sales activity by sub-account for the year ended December 31, 2015. The table also summarizes underlying investment information for each sub-account as of December 31, 2015.

	Year Ended		As of December 31, 2015
	December 31, 2015		Investments
Sub-Account	Purchases	Proceeds from Sales	at Cost	at Fair Value	Shares Owned	Net Asset Value[2]
American Century Balanced	$260,905	$210,547	$1,271,520	$1,266,145	182,704	$6.93
American Century Inflation Protection I	1,859	2,131	90,458	77,202	7,751	9.96
American Century Inflation Protection II	180,235	221,635	774,655	711,189	71,548	9.94
American Century International	108,403	113,841	778,749	899,559	89,777	10.02
American Century Large Company Value I1	23,796	639,782	—	—	—	14.39
American Century Large Company Value II	11,720	5,593	93,592	104,495	7,172	14.57
American Century Ultra I	25,340	11,089	112,080	159,395	10,304	15.47
American Century Ultra II	6,005	1,741	31,751	47,586	3,124	15.23
American Century Value	123,588	105,407	726,988	931,894	105,298	8.85
Calvert Nasdaq 100 Index	658,182	862	692,595	694,055	14,191	48.91
Calvert Russell 2000 Small Cap Index	283	278	7,562	9,154	131	69.72
Deutsche CROCI International VIP - Class A1	22,922	15,731	162,425	149,389	20,894	7.15
Deutsche Global Income Builder VIP A	128,349	169,621	529,278	520,257	22,689	22.93
Dreyfus Appreciation	146,030	145,315	558,571	639,423	14,137	45.23
Dreyfus MidCap Stock	291,896	176,855	963,659	1,203,789	63,524	18.95
Dreyfus Quality Bond	44,064	79,436	360,473	358,314	30,573	11.72
Dreyfus Socially Responsible	77,199	33,000	305,394	366,333	9,500	38.56
Dreyfus Stock Index	192,925	205,055	849,131	880,190	20,249	43.47
Dreyfus Technology Growth	381,926	74,145	1,104,443	1,380,692	77,654	17.78
Federated High Income Bond	30,896	29,881	197,765	184,590	29,023	6.36
Federated Managed Volatility II	9,529	13,330	77,130	76,184	8,200	9.29
Fidelity Asset Manager	592,034	683,488	3,486,196	3,798,871	241,044	15.76
Fidelity Asset Manager Growth	46,918	92,734	421,127	547,696	28,963	18.91
Fidelity Balanced	10,136	7,420	76,711	79,203	4,869	16.27
Fidelity Contrafund	1,408,387	1,518,478	6,320,370	8,188,420	241,405	33.92
Fidelity Equity-Income	1,437,049	1,371,570	6,956,377	6,838,054	334,216	20.46
Fidelity Government Money Market Portfolio - Initial Class[1]	491,290	523,554	1,622,705	1,622,705	1,622,705	1.00
Fidelity Growth	1,281,135	1,980,488	7,791,478	13,201,435	200,782	65.75
Fidelity Growth & Income	169,643	270,491	867,473	1,061,882	56,243	18.88
Fidelity Growth Opportunities	189,594	130,367	705,823	1,073,675	33,816	31.75
Fidelity High Income	169,132	536,192	930,279	816,925	165,036	4.95
Fidelity Index 500	511,245	1,211,260	3,979,901	5,379,773	26,061	206.43

Symetra Separate Account SL
Notes to Financial Statements

	Year Ended		As of December 31, 2015
	December 31, 2015		Investments
Sub-Account	Purchases	Proceeds from Sales	at Cost	at Fair Value	Shares Owned	Net Asset Value[2]
Fidelity Investment Grade Bond	$228,732	$239,082	$1,323,767	$1,259,747	101,838	$12.37
Fidelity Mid Cap I	8,017	1,064	67,836	63,356	1,941	32.65
Fidelity Mid Cap II	235,736	127,869	924,507	893,480	28,071	31.83
Fidelity Overseas	487,666	316,936	1,966,629	2,350,194	123,176	19.08
Franklin Flex Cap Growth VIP Fund - Class 2	79,134	16,583	148,581	109,401	15,430	7.09
Franklin Founding Funds Allocation VIP Fund - Class 1	4,568	5,157	24,180	21,924	3,224	6.80
Franklin Income VIP Fund - Class 1	837	453	18,372	16,471	1,125	14.64
Franklin Income VIP Fund - Class 2	44,840	22,765	161,888	152,810	10,761	14.20
Franklin Mutual Shares VIP Fund - Class 2	59,844	56,041	296,004	313,562	16,331	19.20
Franklin Small Cap Value VIP Fund - Class 1	8,236	808	57,760	51,269	2,829	18.12
Franklin Small Cap Value VIP Fund - Class 2	222,085	148,536	757,261	696,774	39,411	17.68
Franklin Small-Mid Cap Growth VIP Fund - Class 2	327,238	221,074	930,430	768,977	43,469	17.69
Franklin U.S. Government Securities VIP Fund - Class 2	62,590	78,161	458,449	440,374	35,315	12.47
Ibbotson Aggressive Growth Class I	4,701	4,213	133,479	148,549	13,347	11.13
Ibbotson Balanced Class I	523	315	10,481	9,781	920	10.64
Ibbotson Growth Class I	2,677	2,162	77,800	75,958	7,112	10.68
Ibbotson Income and Growth Class I	588	291	10,150	9,893	978	10.12
Invesco American Franchise Fund I	102,768	128,625	820,958	1,219,635	21,285	57.30
Invesco American Franchise Fund II	7,494	9,696	40,311	46,200	827	55.85
Invesco Global Health Care	5,348	4,500	33,669	36,367	1,145	31.75
Invesco Global Real Estate	70,120	102,701	450,762	507,657	31,030	16.36
Invesco International Growth I	46,905	464,715	481,696	569,039	16,991	33.49
Invesco International Growth II	53,231	91,299	334,071	362,771	10,979	33.04
Invesco Mid Cap Growth Fund I	22,495	18,585	45,471	51,793	9,627	5.38
Invesco Mid Cap Growth Fund II	6,517	3,106	31,690	40,466	7,592	5.33
JP Morgan Insurance Trust Mid Cap Value I	188,490	140,411	885,248	1,044,008	102,454	10.19
JP Morgan Insurance Trust U.S. Equity I	83,799	84,415	453,156	682,060	26,748	25.50
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	387,927	227	387,699	390,102	17,163	22.73
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio Class I	1,056	1,567	27,492	30,902	1,949	15.85
PIMCO All Asset Portfolio Admin	42,853	757,137	65,222	58,088	6,383	9.10
PIMCO All Asset Portfolio Advisor	6,074	50,115	23,392	19,919	2,168	9.19
PIMCO CommodityRealReturn Strat. Administrative Class	160,140	96,656	688,464	406,221	58,788	6.91
PIMCO Total Return Admin	86,853	326,094	781,089	739,201	69,868	10.58
Pioneer Bond VCT Class I	126,737	116,240	1,104,065	1,048,618	96,825	10.83
Pioneer Emerging Markets VCT Class I	89,020	98,075	397,428	268,133	17,582	15.25
Pioneer Emerging Markets VCT Class II	57,749	23,784	216,832	143,219	9,523	15.04
Pioneer Equity Income VCT Class I	53,081	14,317	497,796	650,614	23,087	28.18
Pioneer Equity Income VCT Class II	165,675	76,413	434,269	491,789	17,359	28.33
Pioneer Fund VCT Class I	1,359,761	530,787	4,076,057	3,681,028	186,381	19.75
Pioneer High Yield VCT Class I	1,727	1,966	1,749	1,544	180	8.55
Pioneer High Yield VCT Class II	32,195	17,742	72,649	63,657	7,497	8.49
Pioneer Mid Cap Value VCT Class I	348,046	289,123	1,412,859	1,496,824	79,280	18.88
Pioneer Real Estate VCT Class I	335,398	2,259	377,649	402,535	20,611	19.53
Pioneer Real Estate VCT Class II	170,169	145,264	572,361	565,958	28,949	19.55
Pioneer Select Mid Cap Growth VCT Class I	1,347,018	774,957	6,267,718	6,692,340	256,313	26.11
Pioneer Strategic Income VCT Class I	2,948	822	83,315	77,730	7,948	9.78
Pioneer Strategic Income VCT Class II	40,425	65,796	307,480	287,522	29,459	9.76
Templeton Developing Markets VIP Fund - Class 1	9,608	20,032	80,226	53,138	8,342	6.37

Symetra Separate Account SL
Notes to Financial Statements

	Year Ended		As of December 31, 2015
	December 31, 2015		Investments
Sub-Account	Purchases	Proceeds from Sales	at Cost	at Fair Value	Shares Owned	Net Asset Value[2]
Templeton Developing Markets VIP Fund - Class 2	$273,997	$156,162	$972,917	$675,152	106,828	$6.32
Templeton Global Bond VIP Fund - Class 1	52,207	361,933	134,668	121,765	7,452	16.34
Templeton Global Bond VIP Fund - Class 2	63,601	65,617	304,336	267,643	16,940	15.80
Templeton Growth VIP Fund - Class 1	5,199	1,942	118,116	123,416	9,115	13.54
Templeton Growth VIP Fund - Class 2	23,550	37,885	147,069	155,016	11,638	13.32
Vanguard Balanced	648,903	3,075	648,572	648,433	29,051	22.32
Vanguard Diversified Value[1]	71,077	626,392	—	—	—	16.55
Vanguard Equity Income	7,150	855	68,699	83,189	3,920	21.22
Vanguard Equity Index	975,460	29,258	1,044,196	1,065,830	32,055	33.25
Vanguard High Yield Bond	35,510	375,308	81,816	77,842	10,255	7.59
Vanguard International	8,229	47,657	169,608	189,771	9,585	19.80
Vanguard Mid-Cap Index	328,627	35,333	396,440	404,272	19,474	20.76
Vanguard REIT Index	4,716	37,975	71,875	86,986	6,317	13.77
Vanguard Small Company Growth	4,488	18,304	36,060	35,890	1,726	20.79
Vanguard Total Bond Market Index	592	679	5,232	5,275	447	11.79
Vanguard Total Stock Market Index	8,268	62,532	92,146	110,766	3,455	32.06
Voya Global Resources Portfolio Service[1]	45,007	775,465	—	—	—	—
Voya Global Value Advantage Portfolio[1]	1,508,109	750,600	693,098	649,142	72,693	8.93
VY JPMorgan Emerging Markets Equity Portfolio Initial	149,142	118,549	739,245	534,575	39,511	13.53
Wanger USA	164,051	304,463	459,740	427,157	13,454	31.75

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

[2]
Net asset values represent the amounts published by the underlying Mutual Funds and may differ slightly due to rounding to those amounts calculated from the information presented in the financial statements.

5.	CHANGES IN ACCUMULATION UNITS OUTSTANDING
The changes in Units outstanding for the years ended December 31, 2015, and 2014 were as follows:

		2015			2014
			Increase			Increase
	Units	Units	(Decrease)	Units	Units	(Decrease)
Sub-Account	Issued	Redeemed	in Units	Issued	Redeemed	in Units
Enhanced Variable Universal Life
Fidelity Asset Manager	513	(1,365)	(852)	583	(1,281)	(698)
Fidelity Asset Manager Growth	73	(164)	(91)	62	(145)	(83)
Fidelity Contrafund	275	(1,062)	(787)	378	(964)	(586)
Fidelity Equity-Income	448	(1,634)	(1,186)	516	(1,387)	(871)
Fidelity Government Money Market Portfolio - Initial Class[1]	980	(1,150)	(170)	1,561	(2,239)	(678)
Fidelity Growth	734	(2,056)	(1,322)	944	(1,818)	(874)
Fidelity High Income	247	(463)	(216)	313	(382)	(69)
Fidelity Index 500	409	(1,056)	(647)	557	(1,693)	(1,136)
Fidelity Investment Grade Bond	630	(714)	(84)	306	(877)	(571)
Fidelity Overseas	356	(738)	(382)	410	(1,093)	(683)
Pioneer Bond VCT Class I	176	(187)	(11)	104	(451)	(347)
Pioneer Fund VCT Class I	238	(488)	(250)	304	(773)	(469)
Pioneer Mid Cap Value VCT Class I	73	(98)	(25)	41	(209)	(168)
Pioneer Select Mid Cap Growth VCT Class I	780	(619)	161	606	(1,521)	(915)
Voya Global Resources Portfolio Service[1]	120	(2,384)	(2,264)	266	(354)	(88)

Symetra Separate Account SL
Notes to Financial Statements

		2015			2014
			Increase			Increase
	Units	Units	(Decrease)	Units	Units	(Decrease)
Sub-Account	Issued	Redeemed	in Units	Issued	Redeemed	in Units
Voya Global Value Advantage Portfolio[1]	4,858	(2,517)	2,341	—	—	—
VY JPMorgan Emerging Markets Equity Portfolio Initial	371	(435)	(64)	361	(341)	20
PREMIER Variable Universal Life
American Century Balanced	4,547	(8,315)	(3,768)	6,214	(8,830)	(2,616)
American Century Inflation Protection II	12,265	(16,209)	(3,944)	11,960	(8,556)	3,404
American Century International	4,895	(4,993)	(98)	4,737	(7,286)	(2,549)
American Century Large Company Value II	581	(285)	296	3,466	(96)	3,370
American Century Ultra I	398	(404)	(6)	459	(897)	(438)
American Century Ultra II	72	(74)	(2)	117	(207)	(90)
American Century Value	4,378	(4,175)	203	5,470	(5,227)	243
Deutsche CROCI International VIP - Class A1	1,947	(1,705)	242	2,981	(2,795)	186
Deutsche Global Income Builder VIP A	6,459	(11,304)	(4,845)	3,452	(4,398)	(946)
Dreyfus Appreciation	5,840	(8,021)	(2,181)	2,857	(4,276)	(1,419)
Dreyfus MidCap Stock	3,169	(6,409)	(3,240)	3,722	(8,553)	(4,831)
Dreyfus Quality Bond	1,888	(3,969)	(2,081)	1,839	(3,116)	(1,277)
Dreyfus Socially Responsible	1,964	(2,453)	(489)	1,956	(2,714)	(758)
Dreyfus Stock Index	6,324	(7,942)	(1,618)	16,682	(24,594)	(7,912)
Dreyfus Technology Growth	10,725	(6,599)	4,126	6,369	(16,514)	(10,145)
Federated High Income Bond	818	(1,184)	(366)	804	(2,089)	(1,285)
Federated Managed Volatility II	355	(788)	(433)	338	(339)	(1)
Fidelity Asset Manager	1,071	(2,563)	(1,492)	1,198	(1,246)	(48)
Fidelity Asset Manager Growth	719	(1,559)	(840)	792	(1,163)	(371)
Fidelity Balanced	256	(269)	(13)	357	(637)	(280)
Fidelity Contrafund	8,998	(19,722)	(10,724)	9,133	(16,130)	(6,997)
Fidelity Equity-Income	5,032	(7,295)	(2,263)	6,682	(9,501)	(2,819)
Fidelity Government Money Market Portfolio - Initial Class[1]	24,563	(24,046)	517	66,021	(50,192)	15,829
Fidelity Growth	12,642	(19,268)	(6,626)	13,497	(19,927)	(6,430)
Fidelity Growth & Income	3,236	(9,987)	(6,751)	4,175	(8,384)	(4,209)
Fidelity Growth Opportunities	3,723	(5,610)	(1,887)	4,188	(5,823)	(1,635)
Fidelity High Income	448	(2,331)	(1,883)	524	(798)	(274)
Fidelity Index 500	6,101	(20,771)	(14,670)	5,878	(9,322)	(3,444)
Fidelity Investment Grade Bond	81	(373)	(292)	86	(113)	(27)
Fidelity Mid Cap II	5,145	(4,970)	175	5,584	(11,695)	(6,111)
Fidelity Overseas	1,034	(3,103)	(2,069)	1,176	(3,393)	(2,217)
Franklin Flex Cap Growth VIP Fund - Class 2	676	(773)	(97)	554	(1,038)	(484)
Franklin Income VIP Fund - Class 2	2,241	(1,276)	965	1,590	(1,810)	(220)
Franklin Mutual Shares VIP Fund - Class 2	1,286	(2,644)	(1,358)	1,704	(4,742)	(3,038)
Franklin Small Cap Value VIP Fund - Class 2	5,292	(6,844)	(1,552)	5,503	(5,955)	(452)
Franklin Small-Mid Cap Growth VIP Fund - Class 2	7,646	(13,924)	(6,278)	5,745	(10,537)	(4,792)
Franklin U.S. Government Securities VIP Fund - Class 2	2,860	(4,205)	(1,345)	4,882	(4,012)	870
Invesco American Franchise Fund I	7,086	(8,843)	(1,757)	7,580	(8,627)	(1,047)
Invesco American Franchise Fund II	455	(589)	(134)	896	(278)	618
Invesco Global Health Care	62	(129)	(67)	842	(112)	730
Invesco Global Real Estate	1,345	(2,517)	(1,172)	1,582	(2,755)	(1,173)
Invesco International Growth I	662	(1,739)	(1,077)	731	(1,890)	(1,159)
Invesco International Growth II	3,281	(5,936)	(2,655)	3,258	(11,322)	(8,064)
Invesco Mid Cap Growth Fund I	660	(644)	16	198	(1,035)	(837)
Invesco Mid Cap Growth Fund II	213	(179)	34	243	(551)	(308)
JP Morgan Insurance Trust Mid Cap Value I	3,282	(4,555)	(1,273)	3,766	(6,796)	(3,030)
JP Morgan Insurance Trust U.S. Equity I	1,718	(3,019)	(1,301)	1,518	(2,278)	(760)

Symetra Separate Account SL
Notes to Financial Statements

		2015			2014
			Increase			Increase
	Units	Units	(Decrease)	Units	Units	(Decrease)
Sub-Account	Issued	Redeemed	in Units	Issued	Redeemed	in Units
PIMCO All Asset Portfolio Advisor	307	(3,496)	(3,189)	596	(3,259)	(2,663)
PIMCO CommodityRealReturn Strat. Administrative Class	18,760	(11,532)	7,228	14,022	(7,335)	6,687
Pioneer Bond VCT Class I	1,775	(2,677)	(902)	1,934	(4,721)	(2,787)
Pioneer Emerging Markets VCT Class II	1,981	(1,517)	464	1,696	(2,532)	(836)
Pioneer Equity Income VCT Class II	7,229	(3,717)	3,512	2,331	(4,040)	(1,709)
Pioneer Fund VCT Class I	12,230	(18,481)	(6,251)	14,553	(21,665)	(7,112)
Pioneer High Yield VCT Class II	1,606	(1,027)	579	1,147	(1,662)	(515)
Pioneer Mid Cap Value VCT Class I	4,345	(8,546)	(4,201)	2,693	(5,707)	(3,014)
Pioneer Real Estate VCT Class II	5,778	(8,522)	(2,744)	6,671	(10,109)	(3,438)
Pioneer Select Mid Cap Growth VCT Class I	11,662	(19,232)	(7,570)	11,956	(27,278)	(15,322)
Pioneer Strategic Income VCT Class II	1,832	(3,890)	(2,058)	3,837	(2,842)	995
Templeton Developing Markets VIP Fund - Class 2	7,880	(7,131)	749	7,443	(6,004)	1,439
Templeton Global Bond VIP Fund - Class 2	2,157	(3,257)	(1,100)	2,793	(2,380)	413
Templeton Growth VIP Fund - Class 2	1,061	(2,097)	(1,036)	1,922	(2,992)	(1,070)
Voya Global Resources Portfolio Service[1]	38	(2,872)	(2,834)	595	(215)	380
Voya Global Value Advantage Portfolio[1]	5,567	(2,848)	2,719	—	—	—
VY JPMorgan Emerging Markets Equity Portfolio Initial	356	(545)	(189)	188	(335)	(147)
Wanger USA	1,854	(7,649)	(5,795)	404	(1,910)	(1,506)
Symetra Complete & Complete Advisor
American Century Balanced	—	(12)	(12)	—	(12)	(12)
American Century Inflation Protection I	—	(17)	(17)	—	(16)	(16)
American Century International	—	(3)	(3)	—	(3)	(3)
American Century Large Company Value I1	103	(4,651)	(4,548)	216	(91)	125
Calvert Nasdaq 100 Index	2,845	(5)	2,840	8	(2)	6
Calvert Russell 2000 Small Cap Index	—	(2)	(2)	—	(2)	(2)
Dreyfus Technology Growth	768	(56)	712	121	(55)	66
Fidelity Contrafund	21	(44)	(23)	162	(196)	(34)
Fidelity Equity-Income	494	(87)	407	212	(85)	127
Fidelity Government Money Market Portfolio - Initial Class[1]		—	—	135	(227)	(92)
Fidelity High Income	70	(2,376)	(2,306)	154	(57)	97
Fidelity Investment Grade Bond	—	(5)	(5)	577	(4)	573
Fidelity Mid Cap I	—	(7)	(7)	253	(5)	248
Fidelity Overseas	3,307	(7)	3,300	5	(6)	(1)
Franklin Flex Cap Growth VIP Fund - Class 2	—	(1)	(1)	—	—	—
Franklin Founding Funds Allocation VIP Fund - Class 1	26	(36)	(10)	27	(37)	(10)
Franklin Income VIP Fund - Class 1	—	(3)	(3)	—	(3)	(3)
Franklin Small Cap Value VIP Fund - Class 1	—	(5)	(5)	222	(3)	219
Ibbotson Aggressive Growth Class I	2	(34)	(32)	197	(227)	(30)
Ibbotson Balanced Class I	1	(3)	(2)	80	(81)	(1)
Ibbotson Growth Class I	3	(17)	(14)	273	(285)	(12)
Ibbotson Income and Growth Class I	—	(3)	(3)	—	(2)	(2)
Invesco International Growth I	94	(3,639)	(3,545)	194	(90)	104
Invesco Small Cap Equity I1	—	—	—	—	(207)	(207)
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	2,244	(1)	2,243	—	(178)	(178)
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio Class I	—	(8)	(8)	50	(123)	(73)
PIMCO All Asset Portfolio Admin	195	(6,098)	(5,903)	380	(366)	14
PIMCO CommodityRealReturn Strat. Administrative Class	5	(93)	(88)	176	(24)	152
PIMCO Total Return Admin	205	(2,153)	(1,948)	410	(630)	(220)

Symetra Separate Account SL
Notes to Financial Statements

		2015			2014
			Increase			Increase
	Units	Units	(Decrease)	Units	Units	(Decrease)
Sub-Account	Issued	Redeemed	in Units	Issued	Redeemed	in Units
Pioneer Emerging Markets VCT Class I	225	(1,822)	(1,597)	444	(130)	314
Pioneer Equity Income VCT Class I	101	(88)	13	196	(80)	116
Pioneer High Yield VCT Class I	10	(13)	(3)	11	(13)	(2)
Pioneer Real Estate VCT Class I	1,851	(13)	1,838	—	(13)	(13)
Pioneer Strategic Income VCT Class I	—	(5)	(5)	40	(5)	35
Templeton Developing Markets VIP Fund - Class 1	1	(236)	(235)	5	(955)	(950)
Templeton Global Bond VIP Fund - Class 1	72	(2,151)	(2,079)	163	(60)	103
Templeton Growth VIP Fund - Class 1	13	(17)	(4)	359	(136)	223
Vanguard Balanced	4,011	(19)	3,992	14	(18)	(4)
Vanguard Capital Growth[1]	—	—	—	2	(12)	(10)
Vanguard Diversified Value[1]	101	(4,331)	(4,230)	208	(85)	123
Vanguard Equity Income	—	(6)	(6)	36	(4)	32
Vanguard Equity Index	5,957	(185)	5,772	7	(15)	(8)
Vanguard High Yield Bond	69	(2,356)	(2,287)	155	(50)	105
Vanguard International	14	(445)	(431)	13	(62)	(49)
Vanguard Mid-Cap Index	1,858	(203)	1,655	241	(12)	229
Vanguard REIT Index	2	(212)	(210)	—	(22)	(22)
Vanguard Short Term Investment Grade[1]	—	—	—	17	(120)	(103)
Vanguard Small Company Growth	—	(96)	(96)	—	(7)	(7)
Vanguard Total Bond Market Index	3	(5)	(2)	3	(4)	(1)
Vanguard Total Stock Market Index	18	(386)	(368)	17	(48)	(31)

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES
The following table summarizes the Unit values and Units outstanding for sub-accounts by variable life contracts, net investment income ratios and the expense ratios, excluding expenses of the underlying Mutual Funds, and total returns for each of the five years in the period ended December 31, 2015.

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
American Century Balanced
PREMIER Variable Universal Life
2015	$23.520	50,570	$1,189,424	1.73%	0.70%	(3.25)%
2014	24.311	54,338	1,321,024	1.53	0.70	9.09
2013	22.286	56,954	1,269,291	1.58	0.70	16.61
2012	19.112	63,280	1,209,404	2.07	0.70	11.02
2011	17.215	66,298	1,141,322	1.89	0.70	4.60
Symetra Complete & Complete Advisor
2015	159.509	481	76,721	1.73	0.75	(2.57)
2014	163.723	493	80,659	1.54	0.75	9.85
2013	149.038	505	75,204	1.59	0.75	17.43
2012	126.920	517	65,599	2.08	0.75	11.80
2011	113.523	529	60,099	1.91	0.75	5.33
American Century Inflation Protection I
Symetra Complete & Complete Advisor
2015	128.402	601	77,202	2.33	0.75	(2.28)
2014	131.399	618	81,144	1.48	0.75	3.58
2013	126.859	634	80,458	1.82	0.75	(8.21)
2012	138.213	671	92,765	2.66	0.75	7.55
2011	128.513	687	88,309	3.42	0.75	12.09
American Century Inflation Protection II
PREMIER Variable Universal Life
2015	13.073	54,405	711,189	2.00	0.70	(3.15)
2014	13.498	58,349	787,539	1.31	0.70	2.58
2013	13.159	54,945	722,948	1.65	0.70	(9.12)
2012	14.479	44,379	642,496	2.49	0.70	6.64
2011	13.578	34,679	470,814	3.89	0.70	10.97
American Century International
PREMIER Variable Universal Life
2015	20.830	42,568	886,698	0.37	0.70	0.06
2014	20.818	42,666	888,248	1.70	0.70	(6.17)
2013	22.186	45,215	1,003,165	1.69	0.70	21.55
2012	18.252	49,355	900,825	0.86	0.70	20.32
2011	15.170	54,641	828,902	1.43	0.70	(12.66)
Symetra Complete & Complete Advisor
2015	122.611	105	12,861	0.37	0.75	0.76
2014	121.689	108	13,104	1.67	0.75	(5.51)
2013	128.780	111	14,234	1.67	0.75	22.41
2012	105.204	113	11,937	0.84	0.75	21.16
2011	86.829	116	10,117	1.39	0.75	(12.04)
American Century Large Company Value I1
Symetra Complete & Complete Advisor
2015	138.251	—	—	1.18	0.75	(3.89)
2014	143.853	4,548	654,297	1.48	0.75	12.87
2013	127.449	4,423	563,716	1.52	0.75	31.33
2012	97.042	4,489	435,592	1.88	0.75	16.40
2011	83.371	4,808	400,883	0.50	0.75	1.12

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
American Century Large Company Value II
PREMIER Variable Universal Life
2015	$16.667	6,270	$104,495	1.35%	0.70%	(4.72)%
2014	17.493	5,974	104,495	1.32	0.70	11.98
2013	15.621	2,604	40,674	1.37	0.70	30.13
2012	12.004	2,228	26,748	1.82	0.70	15.56
2011	10.388	1,594	16,562	1.26	0.70	0.14
American Century Ultra I
PREMIER Variable Universal Life
2015	24.368	6,541	159,395	0.44	0.70	5.53
2014	23.091	6,547	151,185	0.38	0.70	9.22
2013	21.141	6,985	147,680	0.57	0.70	36.12
2012	15.531	8,172	126,926	0.00	0.70	13.13
2011	13.729	7,741	106,279	0.00	0.70	0.37
American Century Ultra II
PREMIER Variable Universal Life
2015	19.175	2,482	47,586	0.29	0.70	5.31
2014	18.208	2,484	45,220	0.22	0.70	9.06
2013	16.695	2,574	42,969	0.38	0.70	35.96
2012	12.279	2,639	32,401	0.00	0.70	12.98
2011	10.868	2,518	27,364	0.00	0.70	0.17
American Century Value
PREMIER Variable Universal Life
2015	22.943	40,618	931,894	2.14	0.70	(4.55)
2014	24.037	40,415	971,491	1.55	0.70	12.29
2013	21.406	40,172	859,946	1.64	0.70	30.80
2012	16.365	43,713	715,359	1.91	0.70	13.78
2011	14.383	46,760	672,591	2.03	0.70	0.31
Calvert Nasdaq 100 Index
Symetra Complete & Complete Advisor
2015	227.077	3,056	694,055	0.52	0.75	9.07
2014	208.189	216	44,886	1.24	0.75	18.66
2013	175.447	210	36,774	0.46	0.75	36.05
2012	128.956	212	27,308	0.71	0.75	17.62
2011	109.640	—	—	0.00	0.75	3.02
Calvert Russell 2000 Small Cap Index
Symetra Complete & Complete Advisor
2015	156.959	58	9,154	0.15	0.75	(5.19)
2014	165.556	60	9,934	0.58	0.75	4.15
2013	158.959	62	9,810	0.77	0.75	37.89
2012	115.279	63	7,318	0.60	0.75	15.50
2011	99.809	225	22,426	0.52	0.75	(4.89)
Calvert S&P MidCap 400 Index[1]
Symetra Complete & Complete Advisor
2015	175.853	—	—	0.00	0.75	(2.68)
2014	180.699	—	—	0.00	0.75	9.25
2013	165.393	—	—	0.00	0.75	32.82
2012	124.521	—	—	0.00	0.75	17.30
2011	106.152	153	16,288	0.11	0.75	(2.24)
Deutsche CROCI International VIP - Class A1
PREMIER Variable Universal Life
2015	7.784	19,191	149,389	4.09	0.70	(6.14)
2014	8.293	18,949	157,158	1.72	0.70	(12.38)
2013	9.465	18,763	177,603	5.21	0.70	19.39
2012	7.928	19,747	156,555	2.16	0.70	19.79
2011	6.618	22,551	149,233	1.80	0.70	(17.24)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Deutsche Global Income Builder VIP A
PREMIER Variable Universal Life
2015	$14.161	36,738	$520,257	3.16%	0.70%	(2.13)%
2014	14.469	41,583	601,680	3.04	0.70	3.11
2013	14.033	42,529	596,828	2.02	0.70	15.81
2012	12.117	44,985	545,100	1.56	0.70	12.18
2011	10.801	48,771	526,769	1.56	0.70	(2.11)
Dreyfus Appreciation
PREMIER Variable Universal Life
2015	17.046	37,515	639,423	1.71	0.70	(3.15)
2014	17.601	39,696	698,605	1.85	0.70	7.34
2013	16.397	41,115	674,110	1.94	0.70	20.26
2012	13.635	43,195	588,915	3.65	0.70	9.66
2011	12.434	46,181	574,177	1.70	0.70	8.25
Dreyfus MidCap Stock
PREMIER Variable Universal Life
2015	25.392	47,408	1,203,789	0.60	0.70	(2.97)
2014	26.168	50,648	1,325,424	1.01	0.70	11.31
2013	23.510	55,479	1,304,345	1.37	0.70	34.05
2012	17.538	60,385	1,059,046	0.46	0.70	18.84
2011	14.758	66,021	974,349	0.52	0.70	(0.30)
Dreyfus Quality Bond
PREMIER Variable Universal Life
2015	18.866	18,993	358,314	2.04	0.70	(2.33)
2014	19.317	21,074	407,089	2.10	0.70	4.07
2013	18.562	22,351	414,904	2.83	0.70	(2.23)
2012	18.986	24,780	470,483	2.99	0.70	6.25
2011	17.869	28,113	502,366	3.65	0.70	6.29
Dreyfus Socially Responsible
PREMIER Variable Universal Life
2015	12.011	30,498	366,333	1.02	0.70	(3.87)
2014	12.495	30,987	387,184	1.04	0.70	12.66
2013	11.091	31,745	352,076	1.20	0.70	33.42
2012	8.313	31,575	262,501	0.84	0.70	11.18
2011	7.477	35,161	262,892	0.88	0.70	0.20
Dreyfus Stock Index
PREMIER Variable Universal Life
2015	24.897	35,352	880,190	1.58	0.70	0.16
2014	24.856	36,970	918,976	1.50	0.70	12.31
2013	22.131	44,882	993,299	1.67	0.70	30.79
2012	16.921	35,068	593,407	1.76	0.70	14.66
2011	14.757	52,830	779,627	1.80	0.70	0.91
Dreyfus Technology Growth
PREMIER Variable Universal Life
2015	8.706	84,462	735,369	0.00	0.70	5.41
2014	8.259	80,336	663,498	0.00	0.70	6.08
2013	7.786	90,481	704,463	0.00	0.70	31.88
2012	5.904	94,822	559,805	0.00	0.70	14.82
2011	5.142	104,320	536,416	0.00	0.70	(8.42)
Symetra Complete & Complete Advisor
2015	221.980	2,907	645,323	0.00	0.75	6.16
2014	209.102	2,195	459,014	0.00	0.75	6.82
2013	195.745	2,129	416,839	0.00	0.75	32.80
2012	147.395	2,273	335,019	0.00	0.75	15.62
2011	127.479	2,349	299,475	0.00	0.75	(7.78)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Federated High Income Bond
PREMIER Variable Universal Life
2015	$23.027	8,016	$184,590	5.61%	0.70%	(3.25)%
2014	23.801	8,382	199,506	6.02	0.70	1.98
2013	23.340	9,667	225,654	6.80	0.70	6.24
2012	21.969	10,090	221,687	7.79	0.70	13.89
2011	19.289	11,584	223,464	9.11	0.70	4.43
Federated Managed Volatility II
PREMIER Variable Universal Life
2015	14.878	5,121	76,184	4.24	0.70	(8.20)
2014	16.207	5,554	90,017	3.21	0.70	3.18
2013	15.707	5,555	87,257	2.92	0.70	20.90
2012	12.992	6,317	82,071	3.00	0.70	12.76
2011	11.522	6,723	77,473	4.00	0.70	4.05
Fidelity Asset Manager
Enhanced Variable Universal Life
2015	419.451	8,170	3,426,799	1.54	0.90	(0.76)
2014	422.644	9,022	3,813,069	1.47	0.90	4.88
2013	402.960	9,720	3,916,812	1.56	0.90	14.67
2012	351.409	10,531	3,700,640	1.50	0.90	11.47
2011	315.245	11,901	3,751,795	1.89	0.90	(3.43)
PREMIER Variable Universal Life
2015	22.464	16,563	372,072	1.50	0.70	(0.55)
2014	22.589	18,055	407,861	1.54	0.70	5.09
2013	21.494	18,103	389,107	1.62	0.70	14.90
2012	18.707	18,199	340,448	1.58	0.70	11.70
2011	16.748	18,308	306,635	1.93	0.70	(3.24)
Fidelity Asset Manager Growth
Enhanced Variable Universal Life
2015	323.555	881	285,158	1.15	0.90	(0.82)
2014	326.214	972	317,037	1.05	0.90	4.93
2013	310.901	1,055	328,066	1.00	0.90	21.32
2012	256.271	1,200	307,407	1.39	0.90	14.42
2011	223.981	1,340	300,033	1.52	0.90	(7.01)
PREMIER Variable Universal Life
2015	20.808	12,617	262,538	1.16	0.70	(0.62)
2014	20.937	13,457	281,742	1.08	0.70	5.14
2013	19.914	13,828	275,373	1.06	0.70	21.56
2012	16.382	13,729	224,906	1.42	0.70	14.65
2011	14.289	14,665	209,550	1.63	0.70	(6.83)
Fidelity Balanced
PREMIER Variable Universal Life
2015	25.091	3,157	79,203	1.54	0.70	(0.11)
2014	25.119	3,170	79,631	1.46	0.70	9.49
2013	22.942	3,450	79,153	1.47	0.70	18.83
2012	19.307	4,275	82,531	1.72	0.70	14.26
2011	16.897	4,301	72,674	1.58	0.70	(4.29)
Fidelity Contrafund
Enhanced Variable Universal Life
2015	630.722	6,600	4,162,793	1.00	0.90	(0.23)
2014	632.182	7,387	4,669,918	0.95	0.90	10.94
2013	569.838	7,973	4,543,610	1.05	0.90	30.11
2012	437.964	8,835	3,869,630	1.30	0.90	15.37
2011	379.614	10,047	3,813,959	0.97	0.90	(3.40)
PREMIER Variable Universal Life
2015	38.011	98,856	3,757,673	0.99	0.70	(0.03)
2014	38.023	109,580	4,166,609	0.95	0.70	11.17
2013	34.204	116,577	3,987,531	1.06	0.70	30.37
2012	26.236	127,360	3,341,495	1.29	0.70	15.60
2011	22.695	151,079	3,428,833	0.99	0.70	(3.20)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Fidelity Contrafund (continued)
Symetra Complete & Complete Advisor
2015	$180.539	1,484	$267,954	1.05%	0.75%	0.67%
2014	179.336	1,507	270,243	1.03	0.75	11.94
2013	160.202	1,541	246,893	1.05	0.75	31.29
2012	122.025	2,633	321,319	1.16	0.75	16.42
2011	104.818	3,613	378,726	1.75	0.75	(2.53)
Fidelity Equity-Income
Enhanced Variable Universal Life
2015	655.405	7,501	4,916,199	3.06	0.90	(4.82)
2014	688.631	8,687	5,981,855	2.76	0.90	7.74
2013	639.136	9,558	6,109,058	2.46	0.90	27.00
2012	503.257	10,632	5,351,015	2.90	0.90	16.25
2011	432.893	12,745	5,517,442	2.47	0.90	0.07
PREMIER Variable Universal Life
2015	24.491	51,905	1,271,239	3.15	0.70	(4.63)
2014	25.681	54,168	1,391,145	2.77	0.70	7.96
2013	23.788	56,987	1,355,632	2.52	0.70	27.26
2012	18.693	59,313	1,108,779	3.12	0.70	16.49
2011	16.047	66,322	1,064,322	2.40	0.70	0.27
Symetra Complete & Complete Advisor
2015	138.348	4,703	650,616	3.23	0.75	(3.96)
2014	144.059	4,296	618,911	3.01	0.75	8.72
2013	132.507	4,169	552,445	2.57	0.75	28.15
2012	103.402	4,231	437,486	3.06	0.75	17.31
2011	88.146	—	—	0.00	0.75	0.97
Fidelity Government Money Market Portfolio - Initial Class[1]
Enhanced Variable Universal Life
2015	160.956	2,396	385,705	0.03	0.90	(0.87)
2014	162.366	2,566	416,640	0.01	0.90	(0.89)
2013	163.817	3,244	531,496	0.03	0.90	(0.87)
2012	165.250	4,181	690,634	0.14	0.90	(0.76)
2011	166.521	3,595	598,412	0.11	0.90	(0.79)
PREMIER Variable Universal Life
2015	13.463	91,859	1,236,721	0.03	0.70	(0.67)
2014	13.554	91,342	1,238,043	0.01	0.70	(0.69)
2013	13.648	75,513	1,030,590	0.03	0.70	(0.67)
2012	13.740	100,154	1,375,660	0.14	0.70	(0.56)
2011	13.818	86,251	1,191,368	0.11	0.70	(0.58)
Symetra Complete & Complete Advisor
2015	109.792	3	279	0.00	0.75	0.03
2014	109.761	3	286	0.00	0.75	0.01
2013	109.750	95	10,468	0.06	0.75	0.03
2012	109.718	1,296	142,229	0.16	0.75	0.14
2011	109.569	6,786	743,586	0.12	0.75	0.11
Fidelity Growth
Enhanced Variable Universal Life
2015	670.184	12,536	8,401,385	0.25	0.90	6.21
2014	630.972	13,858	8,744,270	0.19	0.90	10.30
2013	572.048	14,732	8,427,883	0.29	0.90	35.11
2012	423.379	16,232	6,872,342	0.57	0.90	13.66
2011	372.499	18,812	7,007,767	0.36	0.90	(0.69)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Fidelity Growth (continued)
PREMIER Variable Universal Life
2015	$28.173	170,378	$4,800,050	0.26%	0.70%	6.43%
2014	26.471	177,004	4,685,581	0.19	0.70	10.52
2013	23.951	183,434	4,393,543	0.28	0.70	35.39
2012	17.691	199,693	3,532,844	0.59	0.70	13.89
2011	15.534	221,245	3,436,854	0.37	0.70	(0.49)
Fidelity Growth & Income
PREMIER Variable Universal Life
2015	25.509	41,627	1,061,882	1.97	0.70	(2.96)
2014	26.286	48,378	1,271,663	1.74	0.70	9.70
2013	23.961	52,587	1,260,061	1.79	0.70	32.63
2012	18.066	59,474	1,074,454	2.10	0.70	17.74
2011	15.344	72,065	1,105,794	1.78	0.70	0.90
Fidelity Growth Opportunities
PREMIER Variable Universal Life
2015	21.861	49,114	1,073,675	0.18	0.70	4.87
2014	20.845	51,001	1,063,152	0.23	0.70	11.42
2013	18.709	52,636	984,766	0.30	0.70	36.94
2012	13.662	57,918	791,297	0.40	0.70	18.78
2011	11.502	64,053	736,781	0.16	0.70	1.58
Fidelity High Income
Enhanced Variable Universal Life
2015	255.594	2,644	675,792	6.34	0.90	(4.49)
2014	267.611	2,860	765,487	5.71	0.90	0.25
2013	266.946	2,929	781,921	5.65	0.90	5.00
2012	254.240	3,214	816,679	5.55	0.90	13.20
2011	224.589	3,701	830,723	6.70	0.90	3.10
PREMIER Variable Universal Life
2015	16.257	8,391	136,408	5.73	0.70	(4.30)
2014	16.987	10,274	174,532	5.71	0.70	0.45
2013	16.911	10,548	178,387	5.36	0.70	5.21
2012	16.074	12,551	201,623	5.58	0.70	13.43
2011	14.171	15,645	221,591	5.32	0.70	3.31
Symetra Complete & Complete Advisor
2015	152.189	31	4,725	6.88	0.75	(3.63)
2014	157.916	2,337	369,081	6.02	0.75	1.16
2013	156.112	2,240	349,635	5.89	0.75	5.95
2012	147.350	2,270	334,470	4.85	0.75	14.23
2011	128.996	2,990	385,992	6.52	0.75	3.10
Fidelity Index 500
Enhanced Variable Universal Life
2015	560.206	6,329	3,545,196	1.95	0.90	0.43
2014	557.827	6,976	3,891,504	1.56	0.90	12.55
2013	495.614	8,112	4,020,625	1.93	0.90	31.06
2012	378.161	8,780	3,320,085	2.07	0.90	14.87
2011	329.195	10,099	3,324,980	2.01	0.90	1.13
PREMIER Variable Universal Life
2015	27.307	67,186	1,834,577	1.84	0.70	0.63
2014	27.136	81,856	2,221,224	1.64	0.70	12.78
2013	24.062	85,300	2,052,429	1.67	0.70	31.32
2012	18.323	105,193	1,927,408	2.04	0.70	15.11
2011	15.918	119,621	1,904,142	1.89	0.70	1.32

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Fidelity Investment Grade Bond
Enhanced Variable Universal Life
2015	$300.915	3,869	$1,164,287	2.69%	0.90%	(1.49)%
2014	305.454	3,953	1,207,571	2.01	0.90	4.88
2013	291.243	4,524	1,317,582	2.30	0.90	(2.66)
2012	299.194	4,768	1,426,597	2.23	0.90	4.95
2011	285.090	5,355	1,526,659	3.47	0.90	6.37
PREMIER Variable Universal Life
2015	22.224	672	14,938	2.09	0.70	(1.29)
2014	22.514	964	21,711	2.18	0.70	5.09
2013	21.423	991	21,235	2.35	0.70	(2.46)
2012	21.964	1,030	22,629	2.33	0.70	5.16
2011	20.887	1,043	21,797	3.30	0.70	6.59
Symetra Complete & Complete Advisor
2015	141.870	568	80,522	2.61	0.75	(0.59)
2014	142.719	573	81,844	4.18	0.75	5.83
2013	134.860	—	—	0.00	0.75	(1.78)
2012	137.301	—	—	0.00	0.75	5.90
2011	129.653	2,182	282,965	3.20	0.75	7.33
Fidelity Mid Cap I
Symetra Complete & Complete Advisor
2015	160.613	394	63,356	0.50	0.75	(1.39)
2014	162.876	401	65,289	0.37	0.75	6.29
2013	153.242	153	23,411	0.37	0.75	36.23
2012	112.488	399	44,936	0.75	0.75	14.83
2011	97.960	208	20,346	0.12	0.75	(10.61)
Fidelity Mid Cap II
PREMIER Variable Universal Life
2015	23.239	38,447	893,480	0.26	0.70	(2.32)
2014	23.790	38,272	910,492	0.02	0.70	5.29
2013	22.594	44,383	1,002,807	0.28	0.70	34.92
2012	16.746	55,975	937,373	0.38	0.70	13.76
2011	14.721	69,985	1,030,201	0.02	0.70	(11.47)
Fidelity Overseas
Enhanced Variable Universal Life
2015	310.906	5,700	1,772,110	1.33	0.90	2.70
2014	302.744	6,082	1,841,255	1.29	0.90	(8.90)
2013	332.323	6,765	2,248,359	1.36	0.90	29.27
2012	257.080	7,363	1,892,821	1.94	0.90	19.66
2011	214.848	8,215	1,765,081	1.37	0.90	(17.91)
PREMIER Variable Universal Life
2015	19.453	12,992	252,733	1.28	0.70	2.90
2014	18.904	15,061	284,706	1.20	0.70	(8.72)
2013	20.710	17,278	357,819	1.38	0.70	29.53
2012	15.989	18,734	299,525	1.93	0.70	19.90
2011	13.335	20,175	269,045	1.33	0.70	(17.75)
Symetra Complete & Complete Advisor
2015	98.513	3,303	325,351	0.03	0.75	3.62
2014	95.067	3	320	1.19	0.75	(8.08)
2013	103.420	4	463	0.91	0.75	30.44
2012	79.288	41	3,210	0.18	0.75	20.74
2011	65.668	613	40,276	1.42	0.75	(17.16)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Franklin Flex Cap Growth VIP Fund - Class 2
PREMIER Variable Universal Life
2015	$20.046	5,154	$103,316	0.00%	0.70%	3.64%
2014	19.342	5,251	101,572	0.00	0.70	5.37
2013	18.357	5,735	105,389	0.00	0.70	36.52
2012	13.446	9,358	125,911	0.00	0.70	8.50
2011	12.393	14,676	181,959	0.00	0.70	(5.46)
Symetra Complete & Complete Advisor
2015	180.937	34	6,085	0.00	0.75	4.37
2014	173.368	35	5,984	0.00	0.75	6.11
2013	163.392	35	5,785	0.00	0.75	37.48
2012	118.847	36	4,318	0.00	0.75	9.26
2011	108.770	37	4,055	0.00	0.75	(4.80)
Franklin Founding Funds Allocation VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	133.340	164	21,924	3.18	0.75	(5.93)
2014	141.738	174	24,696	2.98	0.75	3.05
2013	137.537	184	25,329	11.58	0.75	24.14
2012	110.792	316	34,966	3.79	0.75	15.56
2011	95.877	640	61,324	0.02	0.75	(1.28)
Franklin Income VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	140.134	118	16,471	4.75	0.75	(6.84)
2014	150.419	121	18,142	5.06	0.75	4.92
2013	143.362	124	17,738	6.41	0.75	14.18
2012	125.556	127	15,940	6.51	0.75	12.91
2011	111.199	130	14,487	5.83	0.75	2.71
Franklin Income VIP Fund - Class 2
PREMIER Variable Universal Life
2015	16.551	9,233	152,810	4.39	0.70	(7.70)
2014	17.932	8,268	148,257	5.18	0.70	3.88
2013	17.262	8,488	146,518	6.34	0.70	13.15
2012	15.256	8,302	126,660	6.68	0.70	11.86
2011	13.638	8,820	120,290	6.19	0.70	1.67
Franklin Mutual Shares VIP Fund - Class 2
PREMIER Variable Universal Life
2015	19.320	16,229	313,562	2.99	0.70	(5.60)
2014	20.466	17,587	359,946	1.97	0.70	6.37
2013	19.240	20,625	396,839	1.96	0.70	27.37
2012	15.106	23,699	357,999	1.78	0.70	13.44
2011	13.316	36,652	488,051	2.47	0.70	(1.73)
Franklin Small Cap Value VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	164.761	311	51,269	0.90	0.75	(7.18)
2014	177.512	316	56,064	0.38	0.75	0.88
2013	175.959	97	17,121	1.48	0.75	36.50
2012	128.903	100	12,866	1.01	0.75	18.75
2011	108.548	102	11,115	0.92	0.75	(3.53)
Franklin Small Cap Value VIP Fund - Class 2
PREMIER Variable Universal Life
2015	19.588	35,572	696,774	0.62	0.70	(8.03)
2014	21.299	37,124	790,687	0.62	0.70	(0.13)
2013	21.326	37,576	801,370	1.29	0.70	35.28
2012	15.764	39,487	622,458	0.77	0.70	17.56
2011	13.409	38,336	514,046	0.68	0.70	(4.43)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Franklin Small-Mid Cap Growth VIP Fund - Class 2
PREMIER Variable Universal Life
2015	$14.392	53,428	$768,977	0.00%	0.70%	(3.34)%
2014	14.889	59,706	889,000	0.00	0.70	6.72
2013	13.951	64,498	899,845	0.00	0.70	37.19
2012	10.169	68,443	696,023	0.00	0.70	10.08
2011	9.238	71,393	659,564	0.00	0.70	(5.49)
Franklin U.S. Government Securities VIP Fund - Class 2
PREMIER Variable Universal Life
2015	17.764	24,790	440,374	2.54	0.70	(0.23)
2014	17.805	26,135	465,330	2.63	0.70	2.66
2013	17.343	25,265	438,165	2.78	0.70	(2.92)
2012	17.865	25,177	449,776	2.67	0.70	1.18
2011	17.657	26,931	475,533	3.17	0.70	4.95
Ibbotson Aggressive Growth Class I
Symetra Complete & Complete Advisor
2015	121.850	1,219	148,549	1.42	0.75	(2.64)
2014	125.160	1,251	156,520	1.26	0.75	4.74
2013	119.501	1,281	153,027	1.36	0.75	18.53
2012	100.823	1,236	124,627	1.35	0.75	14.46
2011	88.089	1,453	128,014	1.36	0.75	(4.85)
Ibbotson Balanced Class I
Symetra Complete & Complete Advisor
2015	128.650	76	9,781	1.67	0.75	(1.97)
2014	131.234	78	10,210	0.93	0.75	4.79
2013	125.236	79	9,947	1.04	0.75	12.19
2012	111.630	83	9,230	1.13	0.75	11.00
2011	100.567	83	8,379	0.09	0.75	(0.56)
Ibbotson Growth Class I
Symetra Complete & Complete Advisor
2015	126.843	599	75,958	1.49	0.75	(2.22)
2014	129.723	613	79,478	1.13	0.75	4.85
2013	123.727	625	77,272	1.65	0.75	16.78
2012	105.946	566	59,992	1.57	0.75	13.24
2011	93.555	752	70,316	1.08	0.75	(3.50)
Ibbotson Income and Growth Class I
Symetra Complete & Complete Advisor
2015	126.237	78	9,893	1.87	0.75	(1.52)
2014	128.185	81	10,334	1.45	0.75	3.63
2013	123.699	83	10,258	0.38	0.75	7.58
2012	114.979	452	51,978	2.08	0.75	8.18
2011	106.283	88	9,325	0.29	0.75	1.37
Invesco American Franchise Fund I
PREMIER Variable Universal Life
2015	13.884	87,844	1,219,635	0.00	0.70	4.27
2014	13.315	89,601	1,193,032	0.04	0.70	7.68
2013	12.365	90,648	1,120,854	0.44	0.70	39.17
2012	8.885	98,129	871,410	0.00	0.70	(2.96)
Invesco American Franchise Fund II
PREMIER Variable Universal Life
2015	16.901	2,734	46,200	0.00	0.70	4.02
2014	16.248	2,868	46,592	0.00	0.70	7.42
2013	15.126	2,250	34,026	0.27	0.70	38.82
2012	10.896	842	9,164	0.00	0.70	(3.15)
Invesco Global Health Care
PREMIER Variable Universal Life
2015	31.361	1,160	36,367	0.00	0.70	2.44
2014	30.613	1,227	37,575	0.00	0.70	18.83

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Invesco Global Health Care (continued)
2013	$25.761	497	$12,824	0.69%	0.70%	39.56%
2012	18.459	525	9,691	0.00	0.70	20.06
2011	15.375	768	11,817	0.00	0.70	3.22
Invesco Global Real Estate
PREMIER Variable Universal Life
2015	37.876	13,403	507,657	3.38	0.70	(2.17)
2014	38.715	14,575	564,278	1.59	0.70	13.82
2013	34.014	15,748	535,678	3.77	0.70	2.00
2012	33.348	17,482	582,987	0.53	0.70	27.22
2011	26.212	19,324	506,537	3.83	0.70	(7.16)
Invesco International Growth I
PREMIER Variable Universal Life
2015	29.167	18,241	532,069	1.47	0.70	(3.03)
2014	30.077	19,318	581,068	1.56	0.70	(0.37)
2013	30.188	20,477	618,189	1.18	0.70	18.18
2012	25.544	24,368	622,481	1.40	0.70	14.73
2011	22.265	31,805	708,156	1.52	0.70	(7.39)
Symetra Complete & Complete Advisor
2015	112.445	329	36,970	1.55	0.75	(2.34)
2014	115.143	3,874	446,111	1.61	0.75	0.33
2013	114.762	3,770	432,617	1.24	0.75	19.01
2012	96.428	3,739	360,540	1.06	0.75	15.53
2011	83.465	5,900	492,438	1.37	0.75	(6.74)
Invesco International Growth II
PREMIER Variable Universal Life
2015	14.234	25,487	362,771	1.27	0.70	(3.30)
2014	14.719	28,142	414,222	1.36	0.70	(0.61)
2013	14.809	36,206	536,173	1.07	0.70	17.90
2012	12.561	40,538	509,220	1.33	0.70	14.44
2011	10.976	36,778	403,667	1.17	0.70	(7.63)
Invesco Mid Cap Growth Fund I
PREMIER Variable Universal Life
2015	27.110	1,911	51,793	0.00	0.70	0.50
2014	26.975	1,895	51,122	0.00	0.70	7.28
2013	25.144	2,732	68,697	0.36	0.70	36.06
2012	18.480	3,909	72,157	0.00	0.70	(2.19)
Invesco Mid Cap Growth Fund II
PREMIER Variable Universal Life
2015	15.146	2,674	40,466	0.00	0.70	0.34
2014	15.095	2,640	39,822	0.00	0.70	6.94
2013	14.115	2,948	41,583	0.22	0.70	35.64
2012	10.406	3,056	31,773	0.00	0.70	(2.19)
Invesco Small Cap Equity I1
Symetra Complete & Complete Advisor
2015	160.852	—	—	0.00	0.75	(5.52)
2014	170.247	—	—	0.00	0.75	2.36
2013	166.320	207	34,471	0.01	0.75	37.46
2012	120.991	209	25,336	0.00	0.75	13.89
2011	106.232	—	—	0.00	0.75	(0.73)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
JP Morgan Insurance Trust Mid Cap Value I
PREMIER Variable Universal Life
2015	$27.960	37,337	$1,044,008	0.99%	0.70%	(3.34)%
2014	28.925	38,610	1,116,837	0.78	0.70	14.31
2013	25.305	41,640	1,053,742	1.00	0.70	31.38
2012	19.261	42,362	815,983	1.01	0.70	19.54
2011	16.113	38,150	614,748	1.26	0.70	1.45
JP Morgan Insurance Trust U.S. Equity I
PREMIER Variable Universal Life
2015	26.199	26,036	682,060	1.11	0.70	0.16
2014	26.157	27,337	715,000	0.92	0.70	13.11
2013	23.126	28,097	649,728	1.27	0.70	35.26
2012	17.097	29,414	502,850	1.46	0.70	16.83
2011	14.634	30,692	449,135	1.19	0.70	(2.56)
Neuberger Berman AMT Mid Cap Growth Portfolio Class I
Symetra Complete & Complete Advisor
2015	173.910	2,243	390,102	0.00	0.75	1.28
2014	171.720	—	—	0.00	0.75	7.58
2013	159.619	178	28,438	0.00	0.75	32.61
2012	120.365	224	26,978	0.00	0.75	12.41
2011	107.073	—	—	0.00	0.75	0.47
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio Class I
Symetra Complete & Complete Advisor
2015	160.526	193	30,902	0.77	0.75	(8.34)
2014	175.124	201	35,241	1.06	0.75	13.84
2013	153.839	274	42,163	1.16	0.75	37.05
2012	112.250	347	38,990	0.64	0.75	15.53
2011	97.162	284	27,565	0.93	0.75	(6.50)
PIMCO All Asset Portfolio Admin
Symetra Complete & Complete Advisor
2015	124.375	467	58,088	1.94	0.75	(8.99)
2014	136.656	6,370	870,564	5.33	0.75	0.47
2013	136.012	6,356	864,544	4.73	0.75	0.27
2012	135.641	6,188	839,322	4.77	0.75	14.95
2011	118.005	8,249	973,445	13.09	0.75	1.96
PIMCO All Asset Portfolio Advisor
PREMIER Variable Universal Life
2015	13.625	1,463	19,919	2.39	0.70	(9.82)
2014	15.109	4,652	70,270	4.77	0.70	(0.24)
2013	15.146	7,315	110,778	4.52	0.70	(0.59)
2012	15.236	7,067	107,664	5.10	0.70	14.01
2011	13.364	6,033	80,620	7.63	0.70	1.21
PIMCO CommodityRealReturn Strat. Administrative Class
PREMIER Variable Universal Life
2015	6.110	54,973	335,900	4.49	0.70	(26.23)
2014	8.282	47,745	395,442	0.36	0.70	(18.99)
2013	10.224	41,058	419,793	1.64	0.70	(15.29)
2012	12.070	36,740	443,477	2.77	0.70	4.65
2011	11.534	38,307	441,832	14.29	0.70	(8.20)
Symetra Complete & Complete Advisor
2015	61.489	1,144	70,321	4.50	0.75	(25.71)
2014	82.764	1,232	101,914	0.36	0.75	(18.42)
2013	101.457	1,080	109,490	1.67	0.75	(14.70)
2012	118.941	1,072	127,375	2.76	0.75	5.39
2011	112.858	944	106,409	13.43	0.75	(7.56)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
PIMCO Total Return Admin
Symetra Complete & Complete Advisor
2015	$150.925	4,898	$739,201	4.41%	0.75%	0.45%
2014	150.248	6,846	1,028,507	2.21	0.75	4.28
2013	144.078	7,066	1,018,017	2.19	0.75	(1.96)
2012	146.960	7,462	1,096,658	2.57	0.75	9.60
2011	134.084	8,124	1,090,068	2.67	0.75	3.61
Pioneer Bond VCT Class I
Enhanced Variable Universal Life
2015	239.733	836	200,472	2.99	0.90	(0.60)
2014	241.172	847	204,208	3.40	0.90	5.11
2013	229.444	1,194	273,966	4.23	0.90	0.11
2012	229.190	1,231	281,927	4.64	0.90	7.77
2011	212.666	1,246	264,728	4.96	0.90	4.60
PREMIER Variable Universal Life
2015	23.323	36,371	848,146	2.99	0.70	(0.40)
2014	23.416	37,273	872,703	3.36	0.70	5.32
2013	22.233	40,060	890,642	4.24	0.70	0.31
2012	22.164	47,216	1,046,272	4.64	0.70	7.99
2011	20.525	50,016	1,026,572	4.97	0.70	4.81
Pioneer Emerging Markets VCT Class I
Symetra Complete & Complete Advisor
2015	53.502	5,011	268,133	4.11	0.75	(15.36)
2014	63.208	6,608	417,706	0.69	0.75	(12.55)
2013	72.283	6,294	454,980	1.18	0.75	(1.97)
2012	73.732	6,431	474,232	0.37	0.75	11.97
2011	65.852	3,065	201,875	0.09	0.75	(23.40)
Pioneer Emerging Markets VCT Class II
PREMIER Variable Universal Life
2015	12.969	11,043	143,219	3.78	0.70	(16.15)
2014	15.467	10,579	163,629	0.20	0.70	(13.41)
2013	17.862	11,415	203,893	0.87	0.70	(2.87)
2012	18.390	17,884	328,895	0.20	0.70	10.88
2011	16.586	23,758	394,054	0.00	0.70	(24.15)
Pioneer Equity Income VCT Class I
Symetra Complete & Complete Advisor
2015	161.220	4,036	650,614	2.07	0.75	0.49
2014	160.428	4,023	645,452	3.00	0.75	13.07
2013	141.888	3,907	554,368	2.55	0.75	29.10
2012	109.906	3,965	435,739	4.06	0.75	10.30
2011	99.639	—	395,330	3.24	0.75	6.03
Pioneer Equity Income VCT Class II
PREMIER Variable Universal Life
2015	19.602	25,088	491,789	1.92	0.70	(0.48)
2014	19.696	21,576	424,966	2.66	0.70	11.97
2013	17.590	23,285	409,572	2.29	0.70	27.94
2012	13.749	23,978	329,672	3.83	0.70	9.21
2011	12.590	19,816	249,494	2.11	0.70	5.03
Pioneer Fund VCT Class I
Enhanced Variable Universal Life
2015	263.762	3,745	987,877	1.09	0.90	(0.96)
2014	266.309	3,995	1,063,854	1.20	0.90	10.04
2013	242.016	4,464	1,080,502	1.26	0.90	32.09
2012	183.219	4,914	900,447	1.56	0.90	9.25
2011	167.705	5,362	899,321	1.56	0.90	(5.16)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Pioneer Fund VCT Class I (Continued)
PREMIER Variable Universal Life
2015	$19.969	134,861	$2,693,151	1.09%	0.70%	(0.76)%
2014	20.122	141,112	2,839,515	1.20	0.70	10.26
2013	18.250	148,224	2,705,127	1.26	0.70	32.35
2012	13.789	165,004	2,275,208	1.56	0.70	9.47
2011	12.596	180,849	2,277,957	1.55	0.70	(4.96)
Pioneer High Yield VCT Class I
Symetra Complete & Complete Advisor
2015	151.104	10	1,544	4.75	0.75	(3.95)
2014	157.311	13	1,988	4.73	0.75	0.09
2013	157.173	15	2,369	5.26	0.75	12.07
2012	140.240	18	2,487	5.49	0.75	16.10
2011	120.791	21	2,500	5.25	0.75	(1.66)
Pioneer High Yield VCT Class II
PREMIER Variable Universal Life
2015	16.392	3,883	63,657	4.50	0.70	(4.91)
2014	17.239	3,304	56,956	4.49	0.70	(0.99)
2013	17.411	3,819	66,480	4.97	0.70	11.05
2012	15.679	3,782	59,218	5.23	0.70	14.94
2011	13.641	4,271	58,216	5.05	0.70	(2.70)
Pioneer Mid Cap Value VCT Class I
Enhanced Variable Universal Life
2015	321.785	998	321,277	0.81	0.90	(6.98)
2014	345.941	1,023	353,802	0.84	0.90	14.06
2013	303.300	1,191	361,156	0.94	0.90	31.91
2012	229.930	1,270	291,988	1.04	0.90	10.11
2011	208.813	1,407	293,832	0.82	0.90	(6.48)
PREMIER Variable Universal Life
2015	27.194	43,228	1,175,547	0.81	0.70	(6.80)
2014	29.177	47,429	1,383,839	0.89	0.70	14.29
2013	25.529	50,443	1,287,781	0.93	0.70	32.17
2012	19.315	62,606	1,209,231	1.02	0.70	10.33
2011	17.506	67,647	1,184,238	0.82	0.70	(6.29)
Symetra Complete & Complete Advisor
2015	145.931	—	—	0.00	0.75	(6.14)
2014	155.480	—	—	0.00	0.75	15.09
2013	135.094	—	—	0.00	0.75	33.10
2012	101.497	76	7,677	1.03	0.75	11.11
2011	91.348	—	—	0.00	0.75	(5.64)
Pioneer Real Estate VCT Class I
Symetra Complete & Complete Advisor
2015	176.333	2,283	402,535	4.35	0.75	4.79
2014	168.270	445	74,910	2.60	0.75	30.87
2013	128.576	458	58,830	2.44	0.75	1.75
2012	126.364	470	59,437	2.37	0.75	16.41
2011	108.555	484	52,496	2.43	0.75	10.02
Pioneer Real Estate VCT Class II
PREMIER Variable Universal Life
2015	17.053	33,188	565,958	2.06	0.70	3.79
2014	16.430	35,932	590,379	2.34	0.70	29.65
2013	12.673	39,370	498,943	2.09	0.70	0.83
2012	12.569	45,386	570,442	2.25	0.70	15.28
2011	10.903	29,343	319,926	2.32	0.70	9.00

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Pioneer Select Mid Cap Growth VCT Class I
Enhanced Variable Universal Life
2015	$370.326	6,686	$2,476,186	0.00%	0.90%	0.72%
2014	367.684	6,525	2,399,092	0.00	0.90	8.45
2013	339.038	7,440	2,522,372	0.00	0.90	41.18
2012	240.142	8,147	1,956,561	0.00	0.90	6.06
2011	226.412	8,910	2,017,303	0.00	0.90	(3.13)
PREMIER Variable Universal Life
2015	24.864	169,567	4,216,154	0.00	0.70	0.92
2014	24.637	177,137	4,364,205	0.00	0.70	8.67
2013	22.672	192,459	4,363,515	0.00	0.70	41.46
2012	16.027	212,307	3,402,624	0.00	0.70	6.28
2011	15.080	232,106	3,500,218	0.00	0.70	(2.94)
Pioneer Strategic Income VCT Class I
Symetra Complete & Complete Advisor
2015	151.124	515	77,730	3.19	0.75	(1.27)
2014	153.074	520	79,549	3.66	0.75	3.97
2013	147.232	485	71,360	4.28	0.75	1.17
2012	145.523	490	71,262	4.75	0.75	11.45
2011	130.568	—	—	0.00	0.75	1.80
Pioneer Strategic Income VCT Class II
PREMIER Variable Universal Life
2015	15.924	18,059	287,522	2.95	0.70	(2.20)
2014	16.283	20,117	327,530	3.43	0.70	2.99
2013	15.810	19,122	302,308	4.03	0.70	0.22
2012	15.776	18,096	285,341	4.69	0.70	10.42
2011	14.287	11,660	166,488	4.91	0.70	0.86
Templeton Developing Markets VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	68.072	781	53,138	2.33	0.75	(19.42)
2014	84.480	1,016	85,835	1.78	0.75	(8.09)
2013	91.914	1,966	180,731	2.03	0.75	(0.74)
2012	92.595	1,911	176,977	1.73	0.75	13.40
2011	81.651	1,503	122,724	1.33	0.75	(15.67)
Templeton Developing Markets VIP Fund - Class 2
PREMIER Variable Universal Life
2015	17.864	37,793	675,152	2.01	0.70	(20.16)
2014	22.376	37,044	828,902	1.51	0.70	(9.03)
2013	24.598	35,605	875,785	1.95	0.70	(1.61)
2012	25.001	38,542	963,593	1.38	0.70	12.37
2011	22.249	36,267	806,898	0.94	0.70	(16.44)
Templeton Global Bond VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	166.856	730	121,765	7.92	0.75	(4.10)
2014	173.991	2,809	488,667	5.08	0.75	2.12
2013	170.377	2,706	461,094	4.76	0.75	1.89
2012	167.217	2,798	467,795	6.69	0.75	15.31
2011	145.014	2,307	334,490	2.84	0.75	(0.61)
Templeton Global Bond VIP Fund - Class 2
PREMIER Variable Universal Life
2015	18.743	14,279	267,643	7.58	0.70	(4.97)
2014	19.724	15,379	303,345	5.13	0.70	1.12
2013	19.505	14,966	291,922	4.50	0.70	0.92
2012	19.327	13,974	270,077	6.81	0.70	14.26
2011	16.915	10,239	173,194	5.45	0.70	(1.56)

Symetra Separate Account SL
Notes to Financial Statements

6.		ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Templeton Growth VIP Fund - Class 1
Symetra Complete & Complete Advisor
2015	109.415	1,128	$123,416	2.85%	0.75%	(6.24)%
2014	116.693	1,132	132,086	1.84	0.75	(2.53)
2013	119.723	909	108,775	2.85	0.75	31.05
2012	91.359	912	83,298	2.29	0.75	21.40
2011	75.256	919	69,134	1.91	0.75	(6.80)
Templeton Growth VIP Fund - Class 2
PREMIER Variable Universal Life
2015	16.489	9,401	155,016	2.68	0.70	(7.14)
2014	17.756	10,437	185,317	1.40	0.70	(3.49)
2013	18.399	11,507	211,722	2.79	0.70	29.91
2012	14.163	13,346	189,026	2.01	0.70	20.22
2011	11.781	16,791	197,823	1.31	0.70	(7.62)
Vanguard Balanced
Symetra Complete & Complete Advisor
2015	161.751	4,009	648,433	0.25	0.75	0.09
2014	161.603	17	2,790	2.35	0.75	9.84
2013	147.123	21	3,019	2.52	0.75	19.88
2012	122.721	24	2,961	2.81	0.75	12.56
2011	109.025	28	3,083	2.09	0.75	3.70
Vanguard Capital Growth[1]
Symetra Complete & Complete Advisor
2015	204.044	—	—	0.00	0.75	2.62
2014	198.826	—	—	0.00	0.75	18.43
2013	167.890	10	1,684	1.84	0.75	38.48
2012	121.236	2,062	249,973	1.47	0.75	15.47
2011	104.990	2,174	228,245	0.67	0.75	(0.93)
Vanguard Diversified Value[1]
Symetra Complete & Complete Advisor
2015	144.303	—	—	2.58	0.75	(2.45)
2014	147.934	4,230	625,795	2.17	0.75	9.83
2013	134.693	4,107	553,118	2.14	0.75	29.40
2012	104.094	4,167	433,761	0.00	0.75	16.50
2011	89.351	—	—	0.00	0.75	3.92
Vanguard Equity Income
Symetra Complete & Complete Advisor
2015	167.216	497	83,189	2.59	0.75	0.85
2014	165.805	503	83,342	2.28	0.75	11.41
2013	148.828	471	70,166	2.36	0.75	30.04
2012	114.444	476	54,512	0.00	0.75	13.40
2011	100.920	—	—	0.00	0.75	10.27
Vanguard Equity Index
Symetra Complete & Complete Advisor
2015	163.259	6,528	1,065,830	1.19	0.75	1.27
2014	161.218	756	121,888	1.68	0.75	13.51
2013	142.034	764	108,440	1.79	0.75	32.18
2012	107.455	1,221	131,162	1.66	0.75	15.86
2011	92.747	771	71,459	1.59	0.75	1.93
Vanguard High Yield Bond
Symetra Complete & Complete Advisor
2015	159.794	487	77,842	5.24	0.75	(1.58)
2014	162.356	2,774	450,423	5.28	0.75	4.40
2013	155.506	2,669	415,055	5.21	0.75	4.35
2012	149.028	2,704	403,029	0.00	0.75	14.30
2011	130.388	—	—	6.85	0.75	6.93

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Vanguard International
Symetra Complete & Complete Advisor
2015	$106.621	1,780	$189,771	1.83%	0.75%	(0.77)%
2014	107.446	2,211	237,550	1.45	0.75	(6.05)
2013	114.371	2,260	258,468	1.44	0.75	23.26
2012	92.792	3,459	321,007	1.72	0.75	20.14
2011	77.238	2,505	193,475	1.68	0.75	(13.54)
Vanguard Mid-Cap Index
Symetra Complete & Complete Advisor
2015	175.507	2,303	404,272	1.01	0.75	(1.43)
2014	178.062	648	115,301	0.70	0.75	13.59
2013	156.754	419	65,623	1.09	0.75	34.93
2012	116.176	860	99,949	1.10	0.75	15.82
2011	100.310	804	80,656	0.86	0.75	(2.04)
Vanguard REIT Index
Symetra Complete & Complete Advisor
2015	170.965	509	86,986	1.75	0.75	2.22
2014	167.246	719	120,228	3.32	0.75	30.11
2013	128.544	741	95,245	2.11	0.75	2.33
2012	125.615	1,280	160,784	1.90	0.75	17.46
2011	106.943	1,239	132,512	1.70	0.75	8.44
Vanguard Short Term Investment Grade[1]
Symetra Complete & Complete Advisor
2015	128.266	—	—	0.00	0.75	1.12
2014	126.840	—	—	0.00	0.75	1.76
2013	124.649	103	12,829	6.64	0.75	1.08
2012	123.323	1,907	235,202	0.00	0.75	4.42
2011	118.106	—	—	0.00	0.75	2.02
Vanguard Small Company Growth
Symetra Complete & Complete Advisor
2015	189.210	190	35,890	0.35	0.75	(2.75)
2014	194.565	286	55,621	0.29	0.75	3.38
2013	188.203	293	55,221	0.73	0.75	46.54
2012	128.427	683	87,694	0.19	0.75	14.65
2011	112.016	528	59,153	0.18	0.75	1.36
Vanguard Total Bond Market Index
Symetra Complete & Complete Advisor
2015	138.384	38	5,275	2.26	0.75	0.33
2014	137.924	40	5,488	2.46	0.75	5.89
2013	130.250	41	5,404	2.50	0.75	(2.29)
2012	133.301	68	9,003	3.41	0.75	4.02
2011	128.144	132	16,947	3.26	0.75	7.65
Vanguard Total Stock Market Index
Symetra Complete & Complete Advisor
2015	164.871	672	110,766	1.26	0.75	0.37
2014	164.265	1,040	170,815	1.35	0.75	12.29
2013	146.281	1,071	156,693	1.51	0.75	33.28
2012	109.754	2,122	232,902	1.72	0.75	16.33
2011	94.349	2,350	221,753	1.30	0.75	0.83
Voya Global Resources Portfolio Service[1]
Enhanced Variable Universal Life
2015	271.277	—	—	1.61	0.90	(2.51)
2014	278.255	2,264	629,881	1.02	0.90	(12.58)
2013	318.301	2,352	748,665	0.97	0.90	12.59
2012	282.718	2,154	609,056	0.78	0.90	(3.72)
2011	293.637	2,022	593,763	0.55	0.90	(9.97)

Symetra Separate Account SL
Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	As of December 31,			For the Year Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
Voya Global Resources Portfolio Service[1] (continued)
PREMIER Variable Universal Life
2015	$21.376	—	$—	1.56%	0.70%	(2.47)%
2014	21.918	2,834	62,111	1.01	0.70	(12.41)
2013	25.023	2,454	61,446	0.94	0.70	12.81
2012	22.181	2,597	57,638	0.80	0.70	(3.52)
2011	22.991	3,011	69,265	0.52	0.70	(9.79)
Voya Global Value Advantage Portfolio[1]
Enhanced Variable Universal Life
2015	254.042	2,341	594,626	0.50	0.90	(6.35)
PREMIER Variable Universal Life
2015	20.051	2,719	54,516	0.50	0.70	(6.20)
VY JPMorgan Emerging Markets Equity Portfolio Initial
Enhanced Variable Universal Life
2015	203.743	2,303	469,198	1.53	0.90	(16.32)
2014	243.468	2,367	576,283	1.17	0.90	0.22
2013	242.944	2,347	570,239	1.12	0.90	(6.34)
2012	259.384	2,305	598,000	0.00	0.90	18.26
2011	219.336	2,680	587,777	1.15	0.90	(18.78)
PREMIER Variable Universal Life
2015	24.966	2,619	65,377	1.50	0.70	(16.15)
2014	29.774	2,808	83,611	1.18	0.70	0.41
2013	29.651	2,955	87,665	1.21	0.70	(6.15)
2012	31.594	3,666	115,871	0.00	0.70	18.50
2011	26.662	3,896	103,903	1.06	0.70	(18.62)
Wanger USA
PREMIER Variable Universal Life
2015	37.660	11,342	427,157	0.00	0.70	(1.30)
2014	38.157	17,137	653,918	0.00	0.70	4.05
2013	36.671	18,643	683,683	0.14	0.70	32.82
2012	27.609	21,334	589,037	0.30	0.70	19.17
2011	23.167	26,213	607,271	0.00	0.70	(4.16)

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

[2]
These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Mutual Fund, net of management fees assessed by the Mutual Fund manager, divided by the trading days average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reductions in the Unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Mutual Fund in which the sub-accounts invest.

[3]
These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to Unit values. Charges made directly to contract owner accounts through the redemption of Units and expenses of the underlying Mutual Fund are excluded.

[4]
These amounts represent the total return for the periods indicated, including changes in the value of the underlying Mutual Funds, and reflect deductions for all items included in the expense ratio with the exception of Mutual Fund reorganization. Mutual Funds that have reorganized during the year present information through the time of the reorganization. The total return ratio does not include any expenses assessed through the redemption of Units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective commencement date through the end of the reporting period.

Symetra Separate Account SL
Notes to Financial Statements

7.	SUBSEQUENT EVENTS
On February 1, 2016, Symetra Financial Corporation became a wholly owned subsidiary of Sumitomo Life Insurance Company, a mutual company (sougo kaisha) organized under the laws of Japan Sumitomo Life in accordance with the terms of the Agreement and Plan of Merger (the Merger Agreement), dated August 11, 2015. This transaction had no effect on the value of the Separate Accounts assets.

The Separate Account has evaluated subsequent events through April 28, 2016, the date on which the Separate Account’s financial statements were available to be issued.

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2014
and For the Years Ended December 31, 2015, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Symetra Life Insurance Company

We have audited the accompanying consolidated balance sheets of Symetra Life Insurance Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symetra Life Insurance Company at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Seattle, Washington
March 30, 2016

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

	As of December 31, 2015	As of December 31, 2014
ASSETS
Investments:
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost: $25,591.6 and $23,337.6, respectively)	$26,432.7	$25,066.7
Marketable equity securities, at fair value (cost: $175.8 and $112.9, respectively)	173.4	120.5
Trading securities:
Marketable equity securities, at fair value (cost: $416.9 and $453.4, respectively)	482.4	532.0
Mortgage loans, net	4,778.5	4,130.1
Policy loans	58.5	61.9
Investments in limited partnerships (includes $12.4 and $20.1 at fair value, respectively)	223.4	258.5
Other invested assets, at fair value	139.6	91.6
Total investments	32,288.5	30,261.3
Cash and cash equivalents	144.2	146.5
Accrued investment income	318.2	303.3
Reinsurance recoverables	340.3	328.7
Deferred policy acquisition costs	666.1	395.1
Receivables and other assets	245.9	170.2
Separate account assets	909.8	949.8
Total assets	$34,913.0	$32,554.9
LIABILITIES AND STOCKHOLDER’S EQUITY
Funds held under deposit contracts	$29,607.9	$26,639.4
Future policy benefits	432.8	415.9
Policy and contract claims	150.3	141.8
Other policyholders’ funds	138.8	115.5
Deferred income tax liabilities, net	125.9	425.7
Other liabilities	391.3	288.6
Separate account liabilities	909.8	949.8
Total liabilities	31,756.8	28,976.7
Commitments and contingencies (Note 13)
Common stock, $250 par value; 20,000 shares authorized, issued and outstanding as of December 31, 2015 and 2014	5.0	5.0
Additional paid-in capital	1,653.0	1,642.1
Retained earnings	980.1	941.7
Accumulated other comprehensive income, net of taxes	518.1	989.4
Total stockholder’s equity	3,156.2	3,578.2
Total liabilities and stockholder’s equity	$34,913.0	$32,554.9
See accompanying notes.

2

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(In millions)

	For the Years Ended December 31,
	2015	2014	2013
Revenues:
Premiums	$716.6	$629.1	$627.2
Net investment income	1,339.4	1,305.9	1,277.3
Policy fees, contract charges, and other	207.0	173.3	159.5
Net realized gains (losses):
Total other-than-temporary impairment losses on securities	(56.1)	(16.3)	(20.4)
Less: portion recognized in other comprehensive income (loss)	17.5	2.2	2.5
Net impairment losses recognized in earnings	(38.6)	(14.1)	(17.9)
Other net realized gains (losses)	(54.5)	51.9	50.6
Net realized gains (losses)	(93.1)	37.8	32.7
Total revenues	2,169.9	2,146.1	2,096.7
Benefits and expenses:
Policyholder benefits and claims	570.8	445.9	462.9
Interest credited	973.6	961.7	940.1
Other underwriting and operating expenses	387.3	358.0	335.4
Amortization of deferred policy acquisition costs	90.1	78.1	72.4
Total benefits and expenses	2,021.8	1,843.7	1,810.8
Income from operations before income taxes	148.1	302.4	285.9
Provision (benefit) for income taxes:
Current	15.8	64.3	61.6
Deferred	(46.1)	(18.1)	(4.1)
Total provision (benefit) for income taxes	(30.3)	46.2	57.5
Net income	$178.4	$256.2	$228.4
See accompanying notes.

3

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	For the Years Ended December 31,
	2015	2014	2013
Net income	$178.4	$256.2	$228.4
Other comprehensive income (loss), net of taxes and reclassification adjustments:
Changes in unrealized gains (losses) on available-for-sale securities (net of taxes of $(322.5), $209.9 and $(463.7)	(598.9)	389.6	(861.4)
Other-than-temporary impairments on fixed maturities not related to credit losses (net of taxes of $(6.1), $(0.8) and $(0.9))	(11.4)	(1.4)	(1.6)
Impact of net unrealized (gains) losses on deferred policy acquisition costs and deferred sales inducements (net of taxes of $55.7, $(9.9) and $58.3)	103.3	(18.3)	108.3
Impact of cash flow hedges (net of taxes of $19.3, $11.9 and $(10.3))	35.7	22.0	(19.0)
Other comprehensive income (loss)	(471.3)	391.9	(773.7)
Total comprehensive income (loss)	$(292.9)	$648.1	$(545.3)
See accompanying notes.

4

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder’s Equity
Balances as of January 1, 2013	$5.0	$1,626.9	$777.1	$1,371.2	$3,780.2
Net income	—	—	228.4	—	228.4
Other comprehensive income (loss)	—	—	—	(773.7)	(773.7)
Capital contributions	—	7.1	—	—	7.1
Dividends declared	—	—	(240.0)	—	(240.0)
Balances as of December 31, 2013	$5.0	$1,634.0	$765.5	$597.5	$3,002.0
Balances as of January 1, 2014	$5.0	$1,634.0	$765.5	$597.5	$3,002.0
Net income	—	—	256.2	—	256.2
Other comprehensive income (loss)	—	—	—	391.9	391.9
Capital contributions	—	8.1	—	—	8.1
Dividends declared	—	—	(80.0)	—	(80.0)
Balances as of December 31, 2014	$5.0	$1,642.1	$941.7	$989.4	$3,578.2
Balances as of January 1, 2015	$5.0	$1,642.1	$941.7	$989.4	$3,578.2
Net income	—	—	178.4	—	178.4
Other comprehensive income (loss)	—	—	—	(471.3)	(471.3)
Capital contributions	—	10.9	—	—	10.9
Dividends declared	—	—	(140.0)	—	(140.0)
Balances as of December 31, 2015	$5.0	$1,653.0	$980.1	$518.1	$3,156.2
See accompanying notes.

5

SYMETRA LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	For the Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net income	$178.4	$256.2	$228.4
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses	93.1	(37.8)	(32.7)
Accretion and amortization of invested assets, net	107.9	92.3	79.1
Accrued interest on fixed maturities	(9.8)	(11.7)	(14.1)
Amortization and depreciation	20.9	20.0	22.7
Deferred income tax provision (benefit)	(46.1)	(18.1)	(4.1)
Interest credited on deposit contracts	973.6	961.7	940.1
Mortality and expense charges and administrative fees	(162.1)	(137.1)	(122.6)
Changes in:
Accrued investment income	(14.9)	(6.3)	(21.2)
Deferred policy acquisition costs, net	(157.6)	(93.3)	(52.0)
Future policy benefits	16.9	18.0	7.3
Policy and contract claims	8.5	(18.1)	(2.3)
Current income taxes	(13.7)	(11.8)	28.3
Other assets and liabilities	24.3	(30.5)	(19.8)
Other, net	3.9	3.3	5.2
Total adjustments	844.9	730.6	813.9
Net cash provided by (used in) operating activities	1,023.3	986.8	1,042.3
Cash flows from investing activities
Purchases of:
Fixed maturities and marketable equity securities	(6,781.0)	(5,409.5)	(4,975.2)
Other invested assets and investments in limited partnerships	(149.1)	(115.3)	(99.1)
Issuances of mortgage loans	(1,016.2)	(896.6)	(697.4)
Maturities, calls, paydowns, and other repayments	1,874.2	1,794.8	1,770.0
Sales of:
Fixed maturities and marketable equity securities	2,521.2	2,336.6	2,071.8
Other invested assets and investments in limited partnerships	59.8	55.5	8.4
Repayments of mortgage loans	368.7	309.0	248.3
Other, net	55.6	62.3	15.8
Net cash provided by (used in) investing activities	(3,066.8)	(1,863.2)	(1,657.4)
Cash flows from financing activities
Policyholder account balances:
Deposits	4,335.2	3,126.6	2,470.9
Withdrawals	(2,155.4)	(2,006.2)	(1,713.3)
Cash dividends paid on common stock	(140.0)	(125.0)	(195.0)
Other, net	1.4	(8.2)	(31.9)
Net cash provided by (used in) financing activities	2,041.2	987.2	530.7
Net increase (decrease) in cash and cash equivalents	(2.3)	110.8	(84.4)
Cash and cash equivalents at beginning of period	146.5	35.7	120.1
Cash and cash equivalents at end of period	$144.2	$146.5	$35.7
Supplemental disclosures of cash flow information
Net cash paid during the year for:
Income taxes	25.0	75.0	32.0
Non-cash transactions during the period:
Fixed maturities exchanges	143.7	269.7	334.5
Investments in limited partnerships and capital obligations incurred	12.0	9.7	34.3
See accompanying notes.

6

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

1. Organization and Description of Business
The accompanying financial statements include, on a consolidated basis, the accounts of Symetra Life Insurance Company (Symetra Life) and its three wholly-owned subsidiaries, Symetra National Life Insurance Company, First Symetra National Life Insurance Company of New York, and Symetra Reinsurance Corporation, collectively referred to as “Symetra” or “the Company.” Symetra Life is a stock life insurance company and a wholly-owned subsidiary of Symetra Financial Corporation, a Delaware corporation, referred to as “the Parent.”
Symetra offers products and services that serve the retirement, employment-based benefits and life insurance markets. These products and services are marketed through financial institutions, broker-dealers, benefits consultants, and independent agents and advisors in all states and the District of Columbia. The Company’s principal products include fixed, fixed indexed and variable deferred annuities, single premium immediate annuities, medical stop-loss insurance, limited benefit medical insurance, group life and disability income (DI) insurance, individual life insurance and institutional life insurance including bank-owned life insurance (BOLI) and variable corporate owned life insurance (COLI). The Company also services its block of structured settlement annuities.
Sumitomo Life Merger
On February 1, 2016, the Parent became a wholly owned subsidiary of Sumitomo Life Insurance Company, a mutual company (sougo kaisha) organized under the laws of Japan (Sumitomo Life) in accordance with the terms of the Agreement and Plan of Merger, dated August 11, 2015 (the Merger). Each outstanding share of the Parent's common stock was converted into the right to receive $32.00 in cash, without interest (the Per Share Merger Consideration). The aggregate cash consideration paid in connection with the Merger for the outstanding shares of common stock was $3.7 billion.
At or immediately prior to the effective time of the Merger, outstanding awards granted under the Parent's Equity Plan were cancelled and converted into a right to receive an amount in cash, without interest. This included unvested and outstanding stock options, restricted stock and performance unit awards.
        Subsequent to the Merger, the Company will apply "pushdown" accounting by applying the guidance allowed by Accounting Standards Codification (ASC) 805, Business Combinations, including the initial recognition of most of the Company's assets and liabilities at fair value as of the acquisition date, and similarly goodwill calculated and recognized based on the terms of the transaction and the new basis of net assets of the Company. As part of the application of this standard, certain balances will be reset to zero. The new basis of accounting will be the basis of the accounting records in the preparation of future financial statements and related disclosures.
2. Summary of Significant Accounting Policies
Basis of Presentation and Use of Estimates
The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the consolidated financial statements and accompanying notes. All significant intercompany transactions and balances between Symetra Life and its subsidiaries have been eliminated. Certain reclassifications have been made to prior year financial information for it to conform to the current period presentation.
The most significant estimates include those used to determine the following: valuation of investments carried at fair value; the balance, recoverability and amortization of deferred policy acquisition costs (DAC) and deferred sales inducements (DSI); and the liabilities for funds held under deposit contracts, future policy benefits, and policy and contract claims. The recorded amounts reflect management’s best estimates, though actual results could differ from those estimates.
Recognition of Insurance Revenue and Related Benefits
The Company’s group insurance policies, which include medical stop-loss, limited benefit medical, and group life and DI, are short duration contracts. Premiums from these products are recognized as revenue when earned over the life of the policy. Policyholder claims are charged to operations as incurred.
Traditional individual life insurance products, including term and whole life insurance products, are long-duration contracts, and the associated premiums and benefits are fixed. Premiums from these products are considered earned and recognized as revenue when due. The Company establishes a reserve for future policy benefits associated with earned premiums, resulting in the recognition of profits over the life of the policy.

7

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Deposits related to universal life (UL) insurance products and investment-type products are credited to policyholder account balances and reflected as liabilities, rather than as premium income, when received. These investment-type products include fixed and fixed-indexed deferred annuities, single premium immediate annuities (SPIA), and structured settlement annuities.
Revenues from UL insurance and investment type products consist of net investment income on the policyholders’ fund balances, and amounts assessed during the period for cost of insurance, policy administration, and surrender charges. The Company includes the amounts assessed in policy fees, contract charges, and other in the consolidated statements of income. Expenses that are charged to operations for these products include interest credited and claims incurred in excess of related policyholder account balances.
Revenue from variable annuities, life, and COLI, include mortality and expense, policy administration and surrender charges. These fees are charged to policyholders’ accounts based upon the daily net assets of the policyholders’ account values and are recognized in policy fees, contract charges, and other in the consolidated statements of income when assessed.
Separate Account Assets and Liabilities
Separate account balances primarily relate to the Company's variable products. Separate account assets are reported at fair value and represent funds that are invested on behalf of the Company’s variable product policyholders. The assets of each separate account are legally segregated and are not subject to claims that arise out of the Company’s other business activities. Investment risks associated with market value changes are borne by the policyholder, except to the extent of guaranteed minimum death benefits (GMDB) made by the Company with respect to certain accounts. Net investment income and realized gains and losses accrue directly to the policyholders and are not included in the Company’s revenues. Separate account liabilities represent the policyholder’s account balance in the separate account.
For variable annuity contracts with GMDB, the Company contractually guarantees death benefits that may exceed the policyholder's account balance. The Company reinsures nearly all of the GMDB risk on its variable annuity contracts.
Funds Held Under Deposit Contracts
Liabilities for fixed annuity contracts and universal life policies, including BOLI, are computed as deposits net of withdrawals made by the policyholder, plus interest amounts credited based on contract specifications, less contract fees and charges assessed.
For SPIAs, including structured settlements, liabilities are based on discounted amounts of estimated future benefits. Future benefits are either fully guaranteed or are contingent on the survivorship of the annuitant. Contingent future benefits are discounted with pricing mortality assumptions, which include provisions for longer life spans over time. The interest rate pattern used to calculate the reserves for SPIAs is set at issue. The interest rates within the pattern vary over time and start with interest rates that prevailed at contract issue. As of December 31, 2015, the weighted-average implied interest rate on the existing book of business was 5.54% and grades to 6.33% during the next 20 years.
Funds held under deposit contracts also include a liability for the embedded derivative related to the Company's fixed indexed annuity (FIA) policies, which is recorded at fair value. See Note 5 for further discussion.
Future Policy Benefits
The Company estimates liabilities for future policy benefits for its traditional individual life policies as the present value of expected future policy benefits less future net premiums. The Company selects the net premiums so that the actuarial present value of future benefits equals the actuarial present value of future premiums. The Company sets the interest, mortality, and persistency assumptions in the year of issue and includes a provision for adverse deviation. The provision for adverse deviation is intended to provide coverage for the risk that actual experience may be worse than locked-in best-estimate assumptions. The Company derives mortality assumptions from both company-specific and industry statistics. Future benefits are discounted at interest rates that vary by year of policy issue. These rates are initially set to be consistent with investment rates at the time of issue, and are graded to a lower rate over time. Assumptions are set at the time each product is introduced and are not updated for actual experience unless the total product liability amount is determined to be inadequate to cover future policy benefits.
The Company estimates liabilities for future policy benefits for certain group long-term disability policies as the present value of future benefit payments, net of terminations and recoveries, and discounted at interest rates based on investment rates at the time of disability.

8

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Policy Loans
Policy loans are carried at unpaid principal balances. Policy loans are not granted for amounts in excess of the accumulated cash surrender value of the policy or contract.
Investments in Limited Partnerships
The Company invests in limited partnerships that generate tax benefits. These partnerships are established to invest in low-income housing and other qualifying purposes, where the primary return on investment is in the form of income tax credits (collectively referred to as "tax credit investments"). The Company's investments are primarily accounted for under the equity method and recorded at amortized cost. Amortization is based on the expected performance of the underlying partnership, with amortization recorded as a reduction to net investment income. When the carrying value of an investment exceeds the total amount of remaining tax benefits, the Company records an impairment loss, which is included in other net realized gains (losses) in the consolidated statements of income. For certain partnerships, the Company provides its investment over time, and the present value of any unfunded commitments is included in the asset balance and recorded in other liabilities.
Investments in limited partnerships also includes a hedge fund recorded at fair value. The impact of changes in its fair value is recorded in net investment income. The Company elected the fair value option for this investment, regardless of ownership percentage, to standardize the related accounting and reporting.
Variable Interest Entities
The Company performs an ongoing qualitative assessment of its involvement with variable interest entities (VIEs). A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, or where investors lack certain characteristics of a controlling financial interest. The Company assesses its contractual, ownership or other interests in a VIE to determine whether it has a variable interest in the entity, and if so, to determine whether the Company has a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If it is determined the Company is the primary beneficiary of a VIE, the Company includes the assets and liabilities of the VIE in the consolidated financial statements.
The limited partnerships that the Company invests in meet the definition of a VIE. Because the Company, as a limited partner, lacks the ability to direct the activities of any of these partnerships, it is not considered the primary beneficiary and therefore has not consolidated them. The maximum exposure to loss in these VIEs was $228.3 and $262.1 as of December 31, 2015 and 2014, respectively. The maximum exposure to loss includes unconditional commitments to provide future capital contributions.
In the normal course of business, the Company also makes passive investments in structured securities issued by VIEs. These structured securities primarily include residential and commercial mortgage-backed securities and collateralized loan obligations. Because the Company lacks the ability to direct the activities that most significantly impact the economic performance of the VIEs, it is not considered the primary beneficiary and therefore does not consolidate them. The Company’s maximum exposure to loss with respect to these investments is limited to the amortized cost of the Company’s investment, which was $4,128.3 and $4,420.2 as of December 31, 2015 and 2014, respectively.
Other Significant Accounting Policies
The following table includes significant accounting policies that are described in other notes to the financial statements, including the number of the note:

Significant Accounting Policy	Note #
Investments	3
Mortgage Loans	4
Derivative Financial Instruments	5
Fair Value of Financial Instruments	6
Deferred Policy Acquisition Costs	7
Deferred Sales Inducements	7
Reinsurance	9

9

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Significant Accounting Policy	Note #
Liability for Unpaid Claims	10
Income Taxes	12
New Accounting Pronouncements

Standard	Description	Date of adoption	Effect on the financial statements or other significant matters
Accounting Pronouncements Newly Adopted
Update No. 2014-01, Investments (Topic 323) – Equity Method and Joint Ventures: Accounting for Investments in Qualified Affordable Housing Projects
This standard provides companies with the option to elect the proportional method of amortization for qualified affordable housing investments if certain criteria are met. Under this method, a company would amortize the cost of its investment in proportion to the tax credits and other tax benefits received. Amortization would be presented as a component of income tax expense. The standard does not apply to other types of tax credit investments.
January 1, 2015
The Company adopted the standard but did not elect the proportional method of amortization for its qualified affordable housing investments. The Company has included the required disclosures about such investments in Note 3.

Accounting Pronouncements Not Yet Adopted
Update No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement
This standard provides companies with guidance on how to account for a cloud computing arrangement including a software license. Under the standard, if a cloud computing arrangement includes a software license, a company should account for the fees associated with the software license consistent with the acquisition of other software licenses. If the cloud computing arrangement does not include a software license, it should be accounted for as a service contract.
		January 1, 2016	The Company has elected to prospectively adopt this standard and it does not expect that the standard will have a material impact on the consolidated financial statements.
Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
This standard amends disclosure requirements for companies that use the practical expedient to measure the fair value of certain investments using the net asset value per share. Under the standard, companies are no longer required to categorize fair value measurements for these investments in the fair value hierarchy.
		January 1, 2017	Upon adoption, the Company will apply the new disclosure requirements to its investments in limited partnerships that are valued using the practical expedient.
Update No. 2015-09, Financial Services - Insurance (Topic 944): Disclosures about Short-Duration Contracts
This standard amends disclosure requirements for the liability for unpaid claims and claim adjustment expenses on short-duration contracts for insurance entities. Under the standard, companies must include certain additional quantitative and qualitative information about these liabilities in its financial statements.
		January 1, 2017	Upon adoption, the Company will retrospectively apply the new disclosure requirements to its short-duration contracts, which are primarily related to its group insurance policies.
Update No. 2016-01, Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Financial Liabilities
This standards amends recognition and disclosure requirements for equity investments, except those accounted for under the equity method of accounting or those consolidated. Under the standard, companies must measure these investments at fair value. In addition, the requirement to disclose the fair value of financial instruments held at amortized cost has been eliminated for nonpublic companies.
January 1, 2019
The Company is in the early stages of evaluating the potential impact of the standard on its financial statements. The Company will apply the standard by means of a cumulative-effect adjustment to the balance sheet.

10

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Update No. 2016-02, Leases (Topic 842)
This standards amends the recognition requirements for all leases with a term greater than 12 months and provides new guidelines for the identification of a lease within a contract. Under the standard, companies must measure and recognize a liability to make lease payments and a right-of-use asset representing the right to use the underlying asset for the lease term. In addition, the standard requires expanded quantitative and qualitative disclosures.

January 1, 2020
The Company is in the early stages of evaluating the potential impact of the standard on its financial statements. Upon adoption, the Company will apply the standard using a modified retrospective approach and apply the requirements to all new leases.

3. Investments
The Company's investment portfolio consists in large part of fixed maturities and commercial mortgage loans, as well as a smaller allocation of marketable equity securities, investments in limited partnerships, and other investments. Equity investments primarily consist of common stock and exchange-traded funds (ETFs) and support long-duration insurance products in the Income Annuities segment. The majority of the Company's investments are classified as available-for-sale and a small portion is classified as trading.
Available-for-Sale Securities
The Company classifies its investments in fixed maturities and certain marketable equity securities as available-for-sale and carries them at fair value. Fixed maturities primarily include bonds, mortgage-backed securities, collateralized loan obligations and redeemable preferred stock. See Note 6 for information on the valuation of these securities and additional disclosures regarding fair value measurements.
The Company reports net unrealized gains (losses) related to its available-for-sale securities in accumulated other comprehensive income (AOCI) in stockholder's equity, net of related DAC and DSI adjustments and deferred income taxes. The cost of securities sold is determined using the specific-identification method.
The Company reports interest and dividends earned, including prepayment fees or interest-related make whole payments, in net investment income. Interest income for fixed maturities is recognized using the effective yield method. For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares actual prepayments to anticipated prepayments and recalculates the effective yield to reflect actual payments plus anticipated future payments. The Company includes any resulting adjustment in net investment income in the current period.
When the collectibility of interest income for fixed maturities is considered doubtful, any accrued but uncollectible interest is deducted from investment income in the current period. The Company then places the securities on nonaccrual status, and they are not restored to accrual status until all delinquent interest and principal are paid.
Trading Securities
The Company classifies its investments in certain marketable equity securities as trading. Changes in the fair value of the Company's trading portfolio are recorded in net realized gains (losses) in the consolidated statements of income. Dividends earned on trading securities are reported in net investment income.
The following tables summarize the Company’s available-for-sale fixed maturities and marketable equity securities:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2015
Fixed maturities:
U.S. government and agencies	$479.8	$3.7	$(1.4)	$482.1
State and political subdivisions	842.5	34.1	(1.5)	875.1
Corporate securities	19,373.5	952.2	(307.8)	20,017.9
Residential mortgage-backed securities	2,515.2	131.9	(9.5)	2,637.6
Commercial mortgage-backed securities	1,176.2	36.2	(5.0)	1,207.4

11

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Collateralized loan obligations	663.1	0.1	(18.4)	644.8
Other debt obligations	541.3	30.5	(4.0)	567.8
Total fixed maturities	25,591.6	1,188.7	(347.6)	26,432.7
Marketable equity securities, available-for-sale	175.8	1.2	(3.6)	173.4
Total	$25,767.4	$1,189.9	$(351.2)	$26,606.1

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2014
Fixed maturities:
U.S. government and agencies	$404.8	$6.1	$(1.0)	$409.9
State and political subdivisions	789.7	40.1	(0.6)	829.2
Corporate securities	17,608.9	1,507.4	(86.9)	19,029.4
Residential mortgage-backed securities	2,747.9	155.1	(6.1)	2,896.9
Commercial mortgage-backed securities	1,252.3	72.9	(1.7)	1,323.5
Other debt obligations	534.0	44.5	(0.7)	577.8
Total fixed maturities	23,337.6	1,826.1	(97.0)	25,066.7
Marketable equity securities, available-for-sale	112.9	8.6	(1.0)	120.5
Total	$23,450.5	$1,834.7	$(98.0)	$25,187.2
The Company maintains a diversified portfolio of corporate fixed maturity securities across industries. The following table presents the composition of the Company’s corporate securities portfolio by sector:

	As of December 31, 2015		As of December 31, 2014
	Fair Value	% of Total	Fair Value	% of Total
Industrial	$3,939.4	19.7%	$3,449.0	18.1%
Consumer discretionary	2,801.2	14.0	2,392.8	12.6
Consumer staples	2,637.8	13.2	2,822.3	14.8
Health care	2,417.9	12.1	2,178.3	11.4
Utilities	2,085.1	10.4	2,130.3	11.2
Financial	2,090.9	10.4	2,042.2	10.7
Other	4,045.6	20.2	4,014.5	21.2
Total	$20,017.9	100.0%	$19,029.4	100.0%
The following tables summarize gross unrealized losses and fair values of the Company’s available-for-sale investments. The tables are aggregated by investment category and present separately those securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more.

	Less Than 12 Months			12 Months or More
	Fair Value	Gross Unrealized Losses	# of Securities	Fair Value	Gross Unrealized Losses	# of Securities
As of December 31, 2015
Fixed maturities:
U.S. government and agencies	$153.4	$(1.4)	18	$—	$—	—
State and political subdivisions	92.3	(1.3)	15	5.4	(0.2)	2
Corporate securities	5,882.8	(229.9)	547	541.4	(77.9)	96
Residential mortgage-backed securities	383.1	(5.5)	64	106.4	(4.0)	22
Commercial mortgage-backed securities	263.6	(4.4)	23	25.3	(0.6)	4

12

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Collateralized loan obligations	566.4	(18.4)	52	—	—	—
Other debt obligations	140.5	(4.0)	15	—	—	—
Total fixed maturities	7,482.1	(264.9)	734	678.5	(82.7)	124
Marketable equity securities, available-for-sale	138.3	(3.6)	4	—	—	—
Total	$7,620.4	$(268.5)	$738	$678.5	$(82.7)	$124

	Less Than 12 Months			12 Months or More
	Fair Value	Gross Unrealized Losses	# of Securities	Fair Value	Gross Unrealized Losses	# of Securities
As of December 31, 2014
Fixed maturities:
U.S. government and agencies	$38.4	$(0.2)	7	$59.9	$(0.8)	2
State and political subdivisions	9.3	(0.1)	3	39.3	(0.5)	12
Corporate securities	1,335.6	(43.9)	235	1,027.7	(43.0)	75
Residential mortgage-backed securities	191.5	(1.1)	15	232.0	(5.0)	40
Commercial mortgage-backed securities	54.9	(0.2)	4	48.1	(1.5)	8
Other debt obligations	36.7	(0.2)	10	29.9	(0.5)	3
Total fixed maturities	1,666.4	(45.7)	274	1,436.9	(51.3)	140
Marketable equity securities, available-for-sale	14.9	(0.7)	11	3.3	(0.3)	7
Total	$1,681.3	$(46.4)	$285	$1,440.2	$(51.6)	$147
Based on National Association of Insurance Commissioners (NAIC) ratings as of December 31, 2015 and 2014, the Company held below-investment-grade fixed maturities with fair values of $1,039.0 and $1,126.6, respectively, and amortized costs of $1,083.2 and $1,111.9, respectively. These holdings amounted to 3.9% and 4.5% of the Company’s investments in fixed maturities at fair value as of December 31, 2015 and 2014, respectively.
The following table summarizes the amortized cost and fair value of fixed maturities as of December 31, 2015, by contractual years to maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized Cost	Fair Value
One year or less	$574.5	$580.7
Over one year through five years	6,497.3	6,796.2
Over five years through ten years	9,575.0	9,601.5
Over ten years	4,133.3	4,483.5
Residential mortgage-backed securities	2,515.2	2,637.6
Commercial mortgage-backed securities	1,176.2	1,207.4
Collateralized loan obligations	663.1	644.8
Other asset-backed securities	457.0	481.0
Total fixed maturities	$25,591.6	$26,432.7

13

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The following table summarizes the Company’s net investment income:

	For the Years Ended December 31,
	2015	2014	2013
Fixed maturities	$1,151.3	$1,130.0	$1,113.9
Marketable equity securities	18.1	17.8	15.6
Mortgage loans	247.6	215.7	190.2
Policy loans	3.3	3.5	3.7
Investments in limited partnerships	(48.0)	(32.6)	(20.5)
Other	4.5	4.1	3.8
Total investment income	1,376.8	1,338.5	1,306.7
Investment expenses	(37.4)	(32.6)	(29.4)
Net investment income	$1,339.4	$1,305.9	$1,277.3

 The following table summarizes the Company’s net realized gains (losses):

	For the Years Ended December 31,
	2015	2014	2013
Fixed maturities:
Gross gains on sales	$13.2	$32.3	$11.7
Gross losses on sales	(22.2)	(7.5)	(19.7)
Net impairment losses recognized in earnings	(38.6)	(14.1)	(17.9)
Other (1)	(16.4)	(12.1)	(2.4)
Total fixed maturities	(64.0)	(1.4)	(28.3)
Marketable equity securities, trading (2)	10.0	55.7	67.2
Investments in limited partnerships	(40.9)	(16.7)	(6.8)
Other (3)	(5.4)	(1.3)	(2.1)
DAC and DSI adjustment	7.2	1.5	2.7
Net realized gains (losses)	$(93.1)	$37.8	$32.7
____________________

(1)	This includes net gains (losses) on calls and redemptions, and changes in the fair value of the convertible securities.

(2)
This includes net gains (losses) on changes in the fair value of trading securities held as of period end totaling $4.0, $32.3 and $41.7 for the years ended December 31, 2015, 2014 and 2013, respectively.

(3)	This includes net gains (losses) on derivatives not designated for hedge accounting and other instruments including embedded derivatives related to the Company's fixed indexed annuity (FIA) product.
Other-Than-Temporary Impairments (OTTI)
The Company’s review of available-for-sale investment securities for OTTI includes both quantitative and qualitative criteria. Quantitative criteria include the length of time and amount that each security is in an unrealized loss position (i.e., is underwater) and, for fixed maturities, whether expected future cash flows indicate that a credit loss exists.
While all securities are monitored for impairment, the Company’s experience indicates that, under normal market conditions, securities for which the cost or amortized cost exceeds fair value by less than 20% do not typically represent a significant risk of impairment and, often, fair values recover over time as the factors that caused the declines improve. If the estimated fair value has declined and remained below cost or amortized cost by 20% or more for at least six months, the Company further analyzes the decrease in fair value to determine whether it is an other-than-temporary decline.
The Company considers the following qualitative factors as part of its OTTI analysis:

•	Extent and duration of the decline in fair value below cost or amortized cost;

•
The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations, earnings potential or compliance with terms and covenants of the security;

•	Changes in the financial condition of the security’s underlying collateral;

14

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

•	Any downgrades of the security by a rating agency;

•	Nonpayment of scheduled interest, or the reduction or elimination of dividends;

•	Other indications that a credit loss has occurred; and

•
For fixed maturities, the Company’s intent to sell or whether it is more likely than not the Company will be required to sell the fixed maturity prior to recovery of its amortized cost, considering any regulatory developments, prepayment or call notifications and the Company’s liquidity needs.

For fixed maturities, the Company concludes that an OTTI has occurred if a security is underwater and there is an intent to sell the security or if the present value of expected cash flows is less than the amortized cost of the security (i.e., a credit loss exists). Where a credit loss exists, the Company isolates the portion of the total unrealized loss related to a credit loss, which is recognized in realized gains (losses) on the consolidated statements of income, and the remainder is recorded as a non-credit OTTI through other comprehensive income.
In order to determine the amount of the credit loss, the Company calculates the recovery value by discounting its estimate of future cash flows from the security. The discount rate is the original effective yield for corporate securities or current effective yield for mortgage-backed and other structured securities.
 Determination of Credit-Related OTTI on Corporate Securities
To determine the recovery value for a corporate security, the Company performs an analysis including, but not limited to, the following:

•	Expected cash flows of the issuer;

•	Fundamentals of the industry in which the issuer operates;

•	Fundamentals of the issuer to determine what the Company would recover if the issuer were to file for bankruptcy or restructure its debt outside of bankruptcy;

•	Expectations regarding defaults and recovery rates;

•	Changes to the rating of the security by a rating agency;

•	Third party guarantees; and

•	Additional available market information.
Determination of Credit-Related OTTI on Structured Securities
To determine the recovery value for a structured security, including residential mortgage-, commercial mortgage- and other asset-backed securities, the Company performs an analysis including, but not limited to, the following:

•	Expected cash flows from the security;

•	Creditworthiness;

•	Delinquency ratios, debt-service coverage, and loan-to-value ratios on the underlying collateral;

•	Underlying collateral values, vintage year and level of subordination;

•	Geographic concentrations; and

•	Susceptibility to prepayment and anti-selection due to changes in the interest rate environment.

15

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The largest write-downs recorded through net realized gains (losses) on fixed maturities were related to investments in the following sectors:

	As of December 31,
	2015		2014		2013
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Energy	$30.5	79.0%	$8.9	63.1%	$0.7	3.9%
Financials	1.8	4.7	0.6	4.3	1.9	10.6
U.S. Federal Government (1)	1.6	4.1	1.2	8.5	5.9	33.0
Materials	1.5	3.9	2.9	20.6	4.3	24.0
Other	3.2	8.3	0.5	3.5	5.1	28.5
Net impairment losses recognized in earnings	$38.6	100.0%	$14.1	100.0%	$17.9	100.0%
____________________

(1)	Impairments on U.S. Federal Government securities are due to the Company's intent to sell.
The following table presents the severity and duration of the gross unrealized losses on the Company’s available-for-sale fixed maturities in an unrealized loss position (i.e., underwater), after the recognition of OTTI:

	As of December 31, 2015			As of December 31, 2014
	Fair Value	Gross Unrealized Losses	# of Securities	Fair Value	Gross Unrealized Losses	# of Securities
Fixed maturities
Underwater by 20% or more:
Less than 6 consecutive months	$86.4	$(37.1)	56	$38.5	$(17.3)	33
6 consecutive months or more	44.9	(21.5)	22	4.5	(2.8)	8
Total underwater by 20% or more	131.3	(58.6)	78	43.0	(20.1)	41
All other underwater fixed maturities	8,029.3	(289.0)	757	3,060.3	(76.9)	373
Total underwater fixed maturities	$8,160.6	$(347.6)	$835	$3,103.3	$(97.0)	414
The Company reviewed its available-for-sale fixed maturities with unrealized losses as of December 31, 2015 and 2014 in accordance with its impairment policy and determined, after the recognition of OTTI, that the remaining declines in fair value were temporary. The Company did not intend to sell its underwater securities, and it was not more likely than not that the Company will be required to sell the securities before recovery of cost or amortized cost, which may be maturity. This conclusion is supported by the Company’s spread analyses, cash flow modeling and expected continuation of contractually required principal and interest payments.
Changes in the amount of credit-related OTTI recognized in net income where the portion related to other factors was recognized in other comprehensive income (OCI) were as follows:

	For the Years Ended December 31,
	2015	2014	2013
Balance, beginning of period	$20.1	$23.1	$36.2
Increases recognized in the current period:
For which an OTTI was not previously recognized	8.3	1.1	2.9
For which an OTTI was previously recognized	7.8	1.8	2.7
Decreases attributable to:
Securities sold or paid down during the period	(7.4)	(5.8)	(18.7)
Previously recognized credit losses on securities impaired during the period due to a change in intent to sell (1)	(1.1)	(0.1)	—
Balance, end of period	$27.7	$20.1	$23.1
_________________

(1)	Represents circumstances where the Company determined in the period that it intended to sell the security prior to recovery of its amortized cost.

16

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Investments in Limited Partnerships — Affordable Housing Project Investments
The Company invests in limited partnerships that are established to fund low-income housing and other qualifying purposes, where the primary return on investment is in the form of income tax credits. These are collectively referred to as "tax credit investments," and the majority of the Company's investments in such partnerships relate to affordable housing project investments. As of December 31, 2015 and December 31, 2014, the Company's tax credit investments had carrying values of $210.9 and $238.4, respectively, of which $193.1 and $228.7 related to affordable housing project investments, respectively.
The following table sets forth the impact of affordable housing project investments on net income. These amounts do not include the impacts of the Company's holdings in other types of tax credit investments.

	For the Years Ended December 31,
	2015	2014	2013
Amortization	$(30.6)	$(25.8)	$(20.0)
Realized losses	(8.3)	(8.5)	(2.2)
Tax benefit from amortization and realized losses	13.6	12.0	7.8
Tax credits	45.2	48.4	34.3
Impact to net income	$19.9	$26.1	$19.9

Summary of Investments – Other than Investments in Related Parties
The following table summarizes investments held by the Company, other than investments in related parties, as of December 31, 2015:

	Cost or Amortized Cost	Fair Value	Amount as shown in Balance Sheet
Type of Investment:
Fixed maturities:
U.S. government and government agencies and authorities	$479.8	$482.1	$482.1
States, municipalities and political subdivisions	842.5	875.1	875.1
Foreign governments	84.2	86.8	86.8
Public utilities	1,911.5	2,019.1	2,019.1
Convertible bonds and bonds with warrants attached	4.2	4.5	4.5
All other corporate bonds	17,164.1	17,685.2	17,685.2
Mortgage-backed securities	4,795.3	4,952.4	4,952.4
Redeemable preferred stock	60.8	52.3	52.3
Total fixed maturities (1)	25,342.4	26,157.5	26,157.5
Marketable equity securities:
Banks, trusts, and insurance companies	475.0	520.7	520.7
Industrial, miscellaneous, and all other	83.7	100.4	100.4
Nonredeemable preferred stock	32.0	32.9	32.9
Total marketable equity securities (2)	590.7	654.0	654.0
Mortgage loans (3)	4,786.6	4,995.6	4,778.5
Policy loans	58.5	58.5	58.5
Other investments (4)	328.6	349.2	363.0
Total investments	$31,106.8	$32,214.8	$32,011.5
_______________

(1)
The amount shown in the consolidated balance sheet for total fixed maturities differs from the cost and fair value presented above, as the consolidated balance sheet includes affiliated fixed maturities with an amortized cost and fair value of $249.2 and $275.2, respectively.

(2)
The amount shown in the consolidated balance sheet for total marketable equity securities differs from the cost and fair value presented above, as the consolidated balance sheet includes affiliated marketable equity securities with a cost and fair value of $2.0 and $1.8, respectively.

17

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

(3)
The amount shown in the consolidated balance sheet for mortgage loans differs from the cost presented above, as the amount in the consolidated balance sheet is presented net of a $8.1 allowance for loan losses.

(4)
The amount shown in the consolidated balance sheet for other investments differs from the fair value presented above, as the Company’s tax credit investments are presented at amortized cost in the consolidated balance sheet.

4. Mortgage Loans
The Company originates and manages a portfolio of mortgage loans which are secured by first-mortgage liens on income-producing commercial real estate, primarily in the retail, industrial and office building sectors. Loans are underwritten based on loan-to-value (LTV) ratios and debt-service coverage ratios (DSCR) as well as detailed market, property and borrower analyses. The Company’s mortgage loan portfolio is considered a single portfolio segment and class of financing receivables, which is consistent with how the Company assesses and monitors the risk and performance of the portfolio. A large majority of these loans have personal guarantees, and all mortgaged properties are inspected annually.
The Company carries its mortgage loans at outstanding principal balances, adjusted for unamortized deferred fees and costs, net of an allowance for loan losses. Loan origination fees and costs are deferred and amortized over the life of the loan. Interest income, including amortization of deferred fees and expenses, is recorded in net investment income.
The Company’s mortgage loan portfolio is generally diversified by geographic region, loan size and scheduled maturity. As of December 31, 2015, the three states with the largest concentrations of the Company's commercial mortgage loans were California, primarily the Los Angeles area, Texas and Washington. Loans in these states comprised 29.1%, 11.0% and 7.5% of the total portfolio, respectively.
Allowance for Mortgage Loans
The allowance for losses on mortgage loans provides for the risk of credit loss inherent in the lending process. The allowance includes a portfolio reserve for probable losses incurred but not specifically identified and, as needed, specific reserves for impaired loans. The allowance for losses on mortgage loans is evaluated at each reporting period and adjustments are recorded when appropriate. To assist in its evaluation of the allowance for loan losses, the Company utilizes the following credit quality indicators to categorize its loans as lower, medium or higher risk:

•	Lower Risk Loans – Loans with an LTV ratio of less than 65%, and a DSCR of greater than 1.50.

•	Medium Risk Loans – Loans that have an LTV ratio at or less than 65% but a DSCR at or below 1.50, or loans with an LTV ratio between 65% and 80%, and a DSCR at or greater than 1.50.

•	Higher Risk Loans – Loans with an LTV ratio greater than 80%, or loans which have an LTV ratio between 65% and 80%, and a DSCR of less than 1.50.
Loans are specifically evaluated for impairment if the Company considers it probable that amounts due according to the terms of the loan agreement will not be collected, or the loan is modified in a troubled debt restructuring. The Company establishes specific reserves for these loans when the fair value is less than its carrying value.

The following table sets forth the Company’s mortgage loans by risk category:

	As of December 31, 2015		As of December 31, 2014
	Carrying Value	% of Total	Carrying Value	% of Total
Lower risk	$3,103.2	64.9%	$2,567.0	62.1%
Medium risk	1,129.3	23.6	994.2	24.1
Higher risk	547.9	11.5	571.3	13.8
Credit quality indicator total	4,780.4	100.0%	4,132.5	100.0%
Loans specifically evaluated for impairment (1)	1.7		2.0
Other (2)	(3.6)		(4.4)
Total	$4,778.5		$4,130.1
________________

(1)	As of December 31, 2015 and 2014, reserve amounts of $0.2 were held for loans specifically evaluated for impairment.

(2)	Includes the allowance for loan losses and deferred fees and costs.
In developing its portfolio reserve for incurred but not specifically identified losses, the Company evaluates loans by risk category and considers its past loan experience, commercial real estate market conditions, and third party data for expected

18

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

losses on loans with similar LTV ratios and DSCRs. Each loan’s LTV ratio and DSCR is updated annually, primarily during the third quarter. In developing its provision for specifically identified loans, a market valuation on the collateral is performed to determine if a reserve is necessary.
The following table summarizes the activity in the Company’s allowance for mortgage loan losses, which includes portfolio and specific reserves:

	For the Years Ended December 31,
	2015	2014	2013
Allowance at beginning of period	$8.1	$8.1	$7.9
Provision for specific loans	—	—	0.2
Allowance at end of period (1)	$8.1	$8.1	$8.1

(1)	For the years ended December 31, 2015 , 2014 and 2013 , no additional portfolio reserve provisions or charge offs were recorded.
Non-performing loans, defined generally as those in default, close to being in default or more than 90 days past due, are placed on non-accrual status. As of December 31, 2015, no loans were considered non-performing. As of December 31, 2014, one loan with an outstanding balance of $1.5 was considered non-performing.
5. Derivative Instruments
The Company uses derivative financial instruments to hedge certain portions of its exposure to equity market risk, interest rate risk and foreign currency exchange risk. Derivative financial instruments currently held consist primarily of index options, interest rate swaps, foreign currency swaps and foreign currency forwards. Derivative instruments may be exchange-traded or contracted in the over-the-counter (OTC) market. The Company has established policies for managing its derivatives, including prohibitions on derivatives market-making and other speculative derivatives activities. All of the Company’s derivative financial instruments are individually recognized at fair value as either assets within other invested assets, or liabilities within other liabilities in the consolidated balance sheets.
The accounting for changes in the fair value of derivative instruments depends on whether it qualifies and has been designated for hedge accounting. To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship.
When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded as a component of OCI and reclassified into net income in the same period during which the hedged transaction affects net income. Any hedge ineffectiveness is recorded in the consolidated statements of income within net realized gains (losses). If a derivative instrument does not qualify, or is not designated for hedge accounting, the changes in its fair value are recorded in the consolidated statements of income within net realized gains (losses).
The Company prospectively discontinues hedge accounting when: (1) the criteria to qualify for hedge accounting is no longer met (e.g., the derivative is no longer highly effective in offsetting the change in cash flows of a hedged item); (2) the derivative expires, is sold, terminated or exercised; or (3) the derivative is de-designated as a hedging instrument for hedge accounting purposes. If it is determined that a derivative no longer qualifies as an effective hedge, the derivative continues to be carried in the consolidated balance sheets at its fair value, with changes in fair value recognized prospectively in income.
The Company also issues fixed indexed annuity contracts that contain embedded derivatives, which are recorded at fair value in funds held under deposit contracts in the consolidated balance sheets.

19

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Derivative Exposure
The following table sets forth the fair value of the Company’s derivative instruments. In the consolidated balance sheets, derivative contracts in an asset position are included in other invested assets, derivative contracts in a liability position are included in other liabilities, and embedded derivative liabilities are included in funds held under deposit contracts.

	As of December 31, 2015			As of December 31, 2014
		Fair Value			Fair Value
	Notional Amount	Assets	Liabilities	Notional Amount	Assets	Liabilities
Derivatives designated as hedges
Cash flow hedges:
Interest rate swaps	$424.5	$6.1	$3.1	$158.5	$5.4	$—
Foreign currency swaps	679.8	61.8	—	638.6	14.9	10.2
Total derivatives designated as hedges	$1,104.3	$67.9	$3.1	$797.1	$20.3	$10.2
Derivatives not designated as hedges
Index options	$3,794.0	$71.3	$—	$2,055.9	$71.0	$0.1
Interest rate swaps	118.3	0.1	0.8	—	—	—
Foreign currency forwards	9.5	0.2	—	18.3	0.1	—
Embedded derivatives	—	—	385.7	—	—	230.1
Other derivatives	122.7	—	0.5	25.3	0.2	0.4
Total derivatives not designated as hedges	4,044.5	71.6	387.0	2,099.5	71.3	230.6
Total derivatives	$5,148.8	$139.5	$390.1	$2,896.6	$91.6	$240.8
Equity Market Contracts and Embedded Derivatives
The Company uses indexed call options as part of its equity market risk management strategy. The Company offers a FIA contract that permits the contract holder to allocate all or a portion of their account value to an index-linked component, where interest credited to the contract is linked to index performance, subject to caps or performance margins set by the Company. The contract holders may elect to rebalance index options at renewal dates, typically annually. As of each renewal date, the Company has the opportunity to re-price the indexed component by establishing revised cap rates or performance margins, subject to contractual guarantees. The Company transacts in call options according to the portfolio allocation decisions of the contract holders, such that the Company is economically hedged with respect to equity returns for the current interest term. These derivatives are not designated for hedge accounting.
The index-based crediting feature in these contracts is an embedded derivative instrument that is bifurcated from the host contract for measurement purposes, because it possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract. The embedded derivative, which is reported with the host instrument as funds held under deposit contracts in the consolidated balance sheets, is carried at fair value with changes in fair value recognized in net realized gains (losses).
Foreign Currency Contracts
The Company uses foreign currency swaps and forwards as part of its foreign currency risk management strategy, to reduce risks from changes in currency exchange rates with respect to the Company's investments denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with other parties to exchange, at specified intervals, one currency for another at a specified rate of exchange. Generally, the notional amount of each currency is exchanged at the maturity of the currency swap by each party. These derivatives qualify and are designated as cash flow hedges, and accumulated gains (losses) are reclassified into income when interest and principal payments on the underlying foreign bonds are received.
The Company is invested in foreign currency forwards to hedge exposure related to purchases of foreign denominated equities and fixed maturities. The Company invests in foreign currency forwards to economically hedge its exposure related to foreign currency-denominated fixed maturity purchases until a foreign currency swap is executed, or to economically hedge fluctuations in the value of foreign-denominated equities owing to exchange rate changes. In a foreign currency forward transaction, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future

20

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. In general, the Company is selling a foreign currency and receiving U.S. dollars to protect against fluctuations in exchange rates over a short period of time. These derivatives are not designated for hedge accounting.
Interest Rate Swaps
The Company uses interest rate swaps as part of its interest rate risk management strategy. In an interest rate swap, the Company agrees with other parties to exchange, at specified intervals, the difference between floating-rate and fixed-rate interest amounts calculated by reference to an agreed upon notional principal amount. The Company primarily uses interest rate swaps to synthetically convert variable rate fixed maturities, including investment in collateralized loan obligations, to fixed rate securities. Most of these derivatives qualify and are designated as cash flow hedges, and accumulated gains (losses) are reclassified into income when interest payments on the underlying bonds are received.
Collateral Arrangements and Offsetting of Financial Instruments
The Company’s non-centrally-cleared, over-the-counter derivative contracts are typically governed by an International Swaps and Derivatives Association (ISDA) Master Agreement, except for foreign currency forwards which do not require an ISDA. For each ISDA, the Company and the counterparty have also entered into a credit support annex (CSA) to reduce the risk of counterparty default in derivative transactions by requiring the posting of cash collateral or other financial assets. The CSA requires either party to post collateral when net exposures from all derivative contracts between the parties exceed pre-determined contractual thresholds, which vary by counterparty. The amount of net exposure is the difference between the derivative contract’s fair value and the fair value of the collateral held for such agreements with each counterparty. Collateral amounts required to be posted or received are determined daily based on the net exposure with each counterparty under a master netting agreement. The Company is also required to post initial and variation margin on centrally cleared instruments and, as a result, may have collateral posted related to derivatives in an asset position. The Company does not offset recognized collateral amounts pledged or received against the fair value amounts recognized for derivative contracts.
In the consolidated balance sheets, the Company recognizes cash collateral received in cash and cash equivalents, and the obligation to return cash collateral in other liabilities. Non-cash collateral received is not recognized in the consolidated balance sheets. In the event of default, the counterparty relinquishes claim to the assets pledged as collateral, and the Company recognizes the collateral as its own asset recorded at fair value, or, in the case of cash collateral, derecognizes its obligation to return collateral. As our activity increases in derivatives associated with our collateralized loan obligations, there are corresponding increases in non-cash collateral posted, owing to initial margin requirements of our central counterparty.

21

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The following tables present the potential effect of netting arrangements by counterparty on the Company’s consolidated balance sheets:

	As of December 31, 2015
		Gross Amount of Collateral (Received) Posted
	Fair Value Presented in the Balance Sheets	Financial Instruments	Cash Collateral	Net Amount
Counterparty:
Assets:
A	$11.4	$—	$(11.4)	$—
B (1)	38.1	12.1	(37.7)	12.5
C	14.2	—	(13.7)	0.5
F	19.9	—	(19.9)	—
G	21.9	—	(21.9)	—
H	10.0	—	(10.0)	—
Other	24.0	—	(21.3)	2.7
Total derivative assets	$139.5	$12.1	$(135.9)	$15.7
_______________________
(1) Amounts include financial instruments of $12.1 posted by the Company to comply with regulatory requirements on centrally cleared instruments.

	As of December 31, 2015
		Gross Amount of Collateral Received (Posted)
	Fair Value Presented in the Balance Sheets	Financial Instruments	Cash Collateral	Net Amount
Counterparty:
Liabilities:
F	$0.5	$—	$—	$0.5
Other	3.9	—	—	3.9
Total derivative liabilities (1)	$4.4	$—	$—	$4.4
_______________________
(1) Excludes $385.7 of embedded derivatives which have no counterparty.

	As of December 31, 2014
		Gross Amount of Collateral (Received) Posted
	Fair Value Presented in the Balance Sheets	Financial Instruments	Cash Collateral	Net Amount
Counterparty:
Assets:
A	$12.0	$—	$(12.0)	$—
B (1)	20.2	1.9	(13.9)	8.2
C	12.0	—	(12.0)	—
D	14.9	—	(14.9)	—
F	24.0	—	(24.0)	—
Other	8.5	—	(6.7)	1.8
Total derivative assets	$91.6	$1.9	$(83.5)	$10.0
_______________________
(1) Amounts include financial instruments of $1.9 posted by the Company to comply with regulatory requirements on certain centrally cleared instruments.

22

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

	As of December 31, 2014
		Gross Amount of Collateral Received (Posted)
	Fair Value Presented in the Balance Sheets	Financial Instruments	Cash Collateral	Net Amount
Counterparty:
Liabilities:
A	$1.2	$—	$—	$1.2
B	6.7	—	(0.1)	6.6
E	2.4	—	—	2.4
Other	0.4	—	—	0.4
Total derivative liabilities (1)	$10.7	$—	$(0.1)	$10.6
_______________________
(1) Excludes $230.1 of embedded derivatives which have no counterparty.
Derivatives Designated as Hedges
The following table presents the amount of gain (loss) recognized in OCI on derivatives that qualify as cash flow hedges:

	For the Years Ended December 31,
	2015	2014	2013
Interest rate swaps	$2.4	$3.6	$(2.8)
Foreign currency swaps	62.7	34.5	(24.0)
Total	$65.1	$38.1	$(26.8)
See Note 8 for amounts reclassified out of AOCI and into net income for the years ended December 31, 2015, 2014 and 2013. The Company expects to reclassify net gains of $12.0 from AOCI into net income in the next 12 months, which includes both discontinued hedges and periodic settlements of active hedges. Actual amounts may vary from this estimate as a result of market conditions.
As of December 31, 2015, the maximum term over which the Company is hedging its exposure to the variability in future cash flows is approximately fifteen years. The Company recorded no ineffectiveness for cash flow hedging relationships for the years ended December 31, 2015, 2014 or 2013.
Derivatives Not Designated as Hedges
The following table shows the effect of derivatives not designated as hedges in the consolidated statements of income, which is recorded in net realized gains (losses):

	For the Years Ended December 31,
	2015	2014	2013
Index options	$(23.9)	$33.4	$21.4
Interest rate swaps	3.6	—	—
Foreign currency forwards	0.6	1.3	0.9
Embedded derivatives	6.9	(38.7)	(23.0)
Other derivatives	(2.5)	2.5	(1.9)
Total	$(15.3)	$(1.5)	$(2.6)

23

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

6. Fair Value of Financial Instruments
The Company determines the fair value of its financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level to which a fair value measurement falls is assigned based on the lowest-level input that is significant to the measurement. The fair value measurements for the Company’s financial instruments are categorized as follows:

•	Level 1 — Unadjusted quoted prices in active markets for identical instruments. This category primarily consists of exchange-traded marketable equity securities and mutual fund investments.

•
Level 2 — Quoted prices for similar instruments in active markets and model-derived valuations whose inputs are observable. This category includes those financial instruments that are valued using industry-standard pricing methodologies or models. All significant inputs are observable or derived from observable information in the marketplace. Financial instruments in this category primarily include corporate fixed maturities and mortgage-backed securities.

•
Level 3 — Fair value estimates whose significant inputs are unobservable. This includes financial instruments for which fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on or corroborated by readily available market information. In limited circumstances, this may also utilize estimates based on non-binding broker quotes. This category primarily consists of funds held under deposit contracts and mortgage loans.

24

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The following tables present the fair value of the Company’s financial instruments classified by the valuation hierarchy described above. The financial instruments are separated between those measured at fair value on a recurring basis and those not carried at fair value, but for which disclosure of fair value is required.

	As of December 31, 2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Financial assets:
Fixed maturities, available-for-sale:
U.S. government and agencies	$482.1	$482.1	$—	$482.1	$—
State and political subdivisions	875.1	875.1	—	875.1	—
Corporate securities	20,017.9	20,017.9	—	19,970.1	47.8
Residential mortgage-backed securities	2,637.6	2,637.6	—	2,637.6	—
Commercial mortgage-backed securities	1,207.4	1,207.4	—	1,206.2	1.2
Collateralized loan obligations	644.8	644.8	—	555.2	89.6
Other debt obligations	567.8	567.8	—	525.3	42.5
Total fixed maturities, available-for-sale	26,432.7	26,432.7	—	26,251.6	181.1
Marketable equity securities, available-for-sale	173.4	173.4	140.5	27.0	5.9
Marketable equity securities, trading	482.4	482.4	482.2	—	0.2
Investments in limited partnerships, alternative investments	12.5	12.5	—	12.5	—
Other invested assets:
Index options	71.3	71.3	—	67.6	3.7
Other	68.3	68.3	—	68.2	0.1
Total other invested assets	139.6	139.6	—	135.8	3.8
Total investments carried at fair value	27,240.6	27,240.6	622.7	26,426.9	191.0
Separate account assets	909.8	909.8	909.8	—	—
Total assets at fair value	$28,150.4	$28,150.4	$1,532.5	$26,426.9	$191.0
Financial liabilities:
Embedded derivatives	385.7	385.7	—	—	385.7
Total liabilities at fair value	$385.7	$385.7	$—	$—	$385.7

Subject to fair value disclosure requirements:
Financial assets:
Mortgage loans	$4,778.5	$4,995.6	$—	$—	$4,995.6
Investments in limited partnerships, tax credit investments	210.9	197.1	—	197.1	—
Cash and cash equivalents	144.2	144.2	144.2	—	—
Financial liabilities:
Funds held under deposit contracts (1):
Deferred annuities	$16,292.9	$16,487.2	$—	$—	$16,487.2
Income annuities	6,527.0	7,859.7	—	—	7,859.7
_______________________

(1)	The carrying value of this balance excludes $6,788.0 of liabilities related to insurance contracts and embedded derivatives.

25

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

	As of December 31, 2014
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Financial assets:
Fixed maturities, available-for-sale:
U.S. government and agencies	$409.9	$409.9	$—	$409.9	$—
State and political subdivisions	829.2	829.2	—	829.2	—
Corporate securities	19,029.4	19,029.4	—	18,957.8	71.6
Residential mortgage-backed securities	2,896.9	2,896.9	—	2,896.9	—
Commercial mortgage-backed securities	1,323.5	1,323.5	—	1,321.0	2.5
Other debt obligations	577.8	577.8	—	506.1	71.7
Total fixed maturities, available-for-sale	25,066.7	25,066.7	—	24,920.9	145.8
Marketable equity securities, available-for-sale	120.5	120.5	62.8	57.7	—
Marketable equity securities, trading	532.0	532.0	531.6	—	0.4
Investments in limited partnerships, alternative investments	20.1	20.1	—	—	20.1
Other invested assets:
Index options	71.0	71.0	—	68.6	2.4
Other	20.6	20.6	—	20.6	—
Total other invested assets	91.6	91.6	—	89.2	2.4
Total investments carried at fair value	25,830.9	25,830.9	594.4	25,067.8	168.7
Separate account assets	949.8	949.8	949.8	—	—
Total assets at fair value	$26,780.7	$26,780.7	$1,544.2	$25,067.8	$168.7
Financial liabilities:
Embedded derivatives	230.1	230.1	—	—	230.1
Foreign currency swaps	10.2	10.2	—	10.2	—
Total liabilities at fair value	$240.3	$240.3	$—	$10.2	$230.1

Subject to fair value disclosure requirements:
Financial assets:
Mortgage loans	$4,130.1	$4,375.8	$—	$—	$4,375.8
Investments in limited partnerships, tax credit investments	238.4	226.6	—	226.6	—
Cash and cash equivalents	146.5	146.5	146.5	—	—
Financial liabilities:
Funds held under deposit contracts (1):
Deferred annuities	$13,686.8	$14,004.2	$—	$—	$14,004.2
Income annuities	6,564.0	8,500.2	—	—	8,500.2
_______________________

(1)	The carrying value of this balance excludes $6,388.7 of liabilities related to insurance contracts and embedded derivatives.

26

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Financial Instruments Measured at Fair Value on a Recurring Basis
Fixed Maturities
The vast majority of the Company’s fixed maturities have been classified as Level 2 measurements. To make this assessment, the Company determines whether the market for a security is active and if significant pricing inputs are observable. The Company predominantly utilizes third party independent pricing services to assist management in determining the fair value of its fixed maturity securities. As of December 31, 2015 and 2014, respectively, pricing services provided prices for 94.8% and 95.5% of the Company’s fixed maturities.
As of December 31, 2015, the Company had $1,157.6 or 4.4%, of its fixed maturities invested in private placement securities. The use of significant observable inputs in determining the fair value of the Company’s investments in private placement securities resulted in the classification of $1,125.1, or 97.2%, as Level 2 measurements as of December 31, 2015. As of December 31, 2014, the Company had $929.0, or 3.7%, of its fixed maturities invested in private placement securities, of which $870.7, or 93.7%, were classified as Level 2 measurements.
Corporate Securities
As of December 31, 2015 and 2014, the fair value of the Company’s corporate securities classified as Level 2 measurements was $19,970.1 and $18,957.8, respectively. The following table presents additional information about the composition of the Level 2 corporate securities:

	As of December 31, 2015			As of December 31, 2014
	Amount	% of Total	# of Securities	Amount	% of Total	# of Securities
Significant security sectors
Industrial	$3,939.0	19.7%	251	$3,449.0	18.2%	226
Consumer staples	2,637.9	13.2	158	2,815.9	14.9	162
Consumer discretionary	2,801.2	14.0	222	2,392.8	12.6	199
Health care	2,417.8	12.1	146	2,143.6	11.3	122
Utilities	2,061.8	10.3	159	2,109.8	11.1	154
Financials	2,080.5	10.4	155	2,032.2	10.7	162

Weighted-average coupon rate	4.85%			5.31%
Weighted-average remaining years to contractual maturity	8.4			9.1
The majority of corporate securities classified as Level 2 measurements are priced by independent pricing services utilizing evaluated pricing models. Because many corporate securities do not trade on a daily basis, evaluated pricing models apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare valuations. The significant inputs for security evaluations include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data, including market research publications.
As of December 31, 2015 and 2014, $1,059.6, or 5.3%, and $770.6, or 4.1%, respectively, of Level 2 corporate securities were privately placed. These securities were valued using a matrix pricing approach. The significant inputs to the measurement are the base credit spread, treasury yield and expected future cash flows of the security, which are all observable inputs. The base spread is determined based on trades of similar publicly-traded securities, and the expected future cash flows are based on the contractual terms of the security. The valuation approach also incorporates an illiquidity spread, determined based on premiums demanded by investors for privately placed securities. The illiquidity spread is an unobservable input, which ranges from 0 to 40 basis points and is based on the credit quality of the security. The illiquidity spread does not significantly impact the resulting valuation and thus management does not believe it prohibits Level 2 classification.
Residential Mortgage-backed Securities
As of December 31, 2015 and 2014, the fair value of the Company’s residential mortgage-backed securities (RMBS) classified as Level 2 measurements was $2,637.6 and $2,896.9, respectively. These securities were primarily fixed-rate, with a weighted-average coupon rate of 3.91% and 4.19% as of December 31, 2015 and 2014, respectively.

27

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The Company's residential mortgage-backed securities (RMBS) classified as Level 2 measurements are priced by pricing services that utilize evaluated pricing models. Because many RMBS do not trade on a daily basis, evaluated pricing models apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. The significant observable inputs for security evaluations include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data, including market research publications. In addition, the pricing services use models and processes to develop prepayment and interest rate scenarios. The pricing services monitor market indicators, industry and economic events, and their models take into account market convention.
Agency securities comprised 88.2% and 87.8% of the Company’s Level 2 RMBS as of December 31, 2015 and 2014, respectively. The following table presents additional information about the composition of the Level 2 non-agency RMBS securities:

	As of December 31, 2015		As of December 31, 2014
	Fair Value	% of Total	Fair Value	% of Total
Highest rating agency rating:
AAA	$170.9	54.9%	$159.6	45.1%
AA through BBB	31.6	10.1	56.1	15.9
BB & below	109.0	35.0	138.1	39.0
Total non-agency RMBS	$311.5	100.0%	$353.8	100.0%
Non-agency RMBS with super senior subordination	$234.8	75.4%	$240.4	67.9%
As of December 31, 2015 and 2014, the Company’s non-agency Level 2 RMBS had a weighted-average credit enhancement of 10.8% and 9.0%, respectively. As of December 31, 2015 and 2014, $46.1 and $72.8, or 14.8% and 20.6%, respectively, of the Company’s non-agency Level 2 RMBS had an origination or vintage year of 2004 and prior. The underlying collateral in years prior to 2006 and subsequent to 2008 is considered higher quality as underwriting standards were more stringent.
Commercial Mortgage-backed Securities
As of December 31, 2015 and 2014, the fair value of the Company’s commercial mortgage-backed securities (CMBS) classified as Level 2 measurements was $1,206.2 and $1,321.0, respectively. The weighted-average coupon rate on these securities was 4.26% and 4.66% as of December 31, 2015 and 2014, respectively.
The Company's commercial mortgage-backed securities (CMBS) classified as Level 2 are priced by pricing services that utilize evaluated pricing models. Because many CMBS do not trade on a daily basis, evaluated pricing models apply available information through processes, such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare evaluations. The significant observable inputs for security evaluations include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, new issues, monthly payment information and other reference data, including market research publications.
The Company’s Level 2 CMBS securities were primarily non-agency securities, which comprised 92.3% and 87.7% of Level 2 CMBS as of December 31, 2015 and 2014, respectively. The non-agency Level 2 CMBS had an estimated weighted-average credit enhancement of 32.6% and 32.8% as of December 31, 2015 and 2014, respectively, and 86.3% and 96.8% were in the most senior tranche as of December 31, 2015 and 2014, respectively.

28

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The following table presents additional information about the composition of the underlying collateral of Level 2 non-agency CMBS securities:

	As of December 31, 2015	As of December 31, 2014
	% of Total	% of Total
Significant underlying collateral locations:
New York	27.6%	24.4%
California	11.9	10.6
Florida	7.1	7.8
Texas	6.8	7.1
Significant underlying collateral property types:
Office buildings	35.2%	33.3%
Retail shopping centers	28.6	29.9

Marketable Equity Securities
Marketable equity securities are investments in exchange-traded fund (ETFs), common stock, and certain nonredeemable preferred stocks. When the fair values of the Company’s marketable equity securities are based on quoted market prices in active markets for identical assets, they are classified as Level 1 measurements. The fair values of nonredeemable preferred stocks are determined by pricing services utilizing evaluated pricing models and are classified as a Level 2 measurement. These valuations are created based on benchmark curves using industry standard inputs and exchange prices of underlying securities and common stock of the same issuer.
Investments in Limited Partnerships
Investments in limited partnerships recorded at fair value relate to the Company's hedge fund. The Company utilizes the fair value option for this investment, regardless of ownership percentage, to standardize the related accounting and reporting. The fair value is determined using the practical expedient based on the Company’s proportionate interest in the underlying fund’s net asset values (NAV). As the partnership terms allow for redemption or liquidation within one year, the investment is classified as a Level 2 measurement.
Index Options
Index options consist primarily of S&P 500 options. As of December 31, 2015, the fair values of these index options were determined using option pricing models. Significant inputs include index implied volatilities, index dividend yields, index prices, a risk-free rate, option term and option strike price. As these inputs are observable, most index options are classified as a Level 2 measurement.
Separate Accounts
Separate account assets are primarily invested in mutual funds with published NAVs, which are classified as a Level 1 measurement.
Embedded Derivatives
Embedded derivatives relate to the Company’s FIA product, which credits interest to the policyholder’s account balance based on increases in selected indexes, primarily the S&P 500. See Note 5 for further discussion of the embedded derivative. The fair value reflects the excess of the projected benefits based on the indexed fund value over the projected benefits based on the guaranteed fund value. The excess benefits are projected using best estimates for surrenders, mortality and indexed fund interest, and discounted at a risk-free rate plus a spread for nonperformance and policyholder behavior risk. Because the estimates utilize significant unobservable inputs, the Company classifies the embedded derivatives as a Level 3 measurement.
Foreign Currency Swaps
Foreign currency swaps are valued using an income approach. These swaps are priced utilizing a discounted cash flow model. The significant inputs include the projected cash flows, currency spot rates, swap yield curve and cross currency basis curve. As these inputs are observable, the foreign currency swaps are classified as a Level 2 measurement.

29

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Other Financial Instruments Subject to Fair Value Disclosure Requirements
Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are reported at cost and approximate fair value. There were no cash equivalents as of December 31, 2015 and $16.6 as of December 31, 2014. These are classified as a Level 1 measurement.
The fair value of the Company’s mortgage loans is measured by discounting the projected future cash flows using the current rate at which the loans would be made to borrowers with similar credit ratings and for the same maturities. Because these estimates utilize significant unobservable inputs, mortgage loans are classified as a Level 3 measurement.
The fair value of the Company’s investments in limited partnerships associated with tax credit investments is estimated based on the discounted cash flows over the remaining life of the tax credits, using the original internal rate of return for each investment. As these inputs are considered observable, investments in limited partnerships are classified as a Level 2 measurement.
The fair values of funds held under deposit contracts related to investment-type contracts are estimated based on the present value of the discounted cash flows. Cash flows were projected using best estimates for lapses, mortality and expenses, and discounted at a risk-free rate plus a spread for nonperformance and policyholder behavior risk. Because these estimates utilize significant unobservable inputs, the Company classifies funds held under deposit contracts as a Level 3 measurement.
Rollforward of Financial Instruments Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)
The following tables present additional information about financial instruments measured at fair value on a recurring basis and for which the Company has utilized significant unobservable inputs (Level 3) to determine fair value for the years ended December 31, 2015 and 2014:

						Unrealized Gains (Losses) Included in:
	Balance as of January 1, 2015	Purchases and issues(1)	Sales and settlements(1)	Transfers In and/or (Out) of Level 3(2)	Other(3)	Net Income(4)	Other Comprehensive Income (Loss)	Realized Gains (Losses)(4)	Balance as of December 31, 2015
Financial Assets:
Fixed maturities, available-for-sale:
Corporate securities	$71.6	$30.4	$—	$(41.5)	$(7.2)	$—	$(5.6)	$0.1	$47.8
Commercial mortgage-backed securities	2.5	—	—	(0.8)	(0.4)	—	(0.1)	—	1.2
Collateralized loan obligations	—	89.6	—	—	—	—	—	—	89.6
Other debt obligations	71.7	—	—	(24.5)	(2.4)	—	(2.3)	—	42.5
Total fixed maturities, available-for-sale	145.8	120.0	—	(66.8)	(10.0)	—	(8.0)	0.1	181.1
Marketable equity securities, available-for-sale	—	—	—	6.1	—	—	(0.2)	—	5.9
Marketable equity securities, trading	0.4	—	(0.3)	—	—	(0.1)	—	0.2	0.2
Investments in limited partnerships	20.1	—	—	(20.1)	—	—	—	—	—
Other invested assets:
Index options	2.4	5.8	—	—	—	(2.4)	—	(2.1)	3.7
Other	—	2.3	—	—	(0.4)	(0.1)	—	(1.7)	0.1
Total other invested assets	2.4	8.1	—	—	(0.4)	(2.5)	—	(3.8)	3.8
Total Level 3 assets	$168.7	$128.1	$(0.3)	$(80.8)	$(10.4)	$(2.6)	$(8.2)	$(3.5)	$191.0
Financial Liabilities:
Embedded derivatives	230.1	170.5	(8.1)	—	—	(6.8)	—	—	385.7
Total Level 3 liabilities	$230.1	$170.5	$(8.1)	$—	$—	$(6.8)	$—	$—	$385.7

30

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

						Unrealized Gains (Losses) Included in:
	Balance as of January 1, 2014	Purchases and issues(1)	Sales and settlements(1)	Transfers In and/or (Out) of Level 3(2)	Other(3)	Net Income(4)	Other Comprehensive Income	Realized Gains (Losses)(4)	Balance as of December 31, 2014
Financial Assets:
Fixed maturities, available-for-sale:
U.S. government and agencies	$17.4	$—	$—	$(17.4)	$—	$—	$—	$—	$—
Corporate securities	28.0	41.4	—	—	(0.7)	—	2.9	—	71.6
Residential mortgage-backed securities	0.2	—	(0.1)	—	(0.1)	—	—	—	—
Commercial mortgage-backed securities	5.8	—	—	—	(3.3)	—	—	—	2.5
Other debt obligations	128.8	—	—	(56.9)	(1.3)	—	1.1	—	71.7
Total fixed maturities, available-for-sale	180.2	41.4	(0.1)	(74.3)	(5.4)	—	4.0	—	145.8
Marketable equity securities, trading	0.3	—	—	—	0.3	(0.2)	—	—	0.4
Investments in limited partnerships	—	25.0	—	—	—	(4.9)	—	—	20.1
Other invested assets:
Index options	38.8	2.5	—	(37.0)	(1.6)	(0.1)	—	(0.2)	2.4
Other	—	1.7	—	—	(2.4)	0.1	—	0.6	—
Total other invested assets	38.8	4.2	—	(37.0)	(4.0)	—	—	0.4	2.4
Total Level 3 assets	$219.3	$70.6	$(0.1)	$(111.3)	$(9.1)	$(5.1)	$4.0	$0.4	$168.7
Financial Liabilities:
Embedded derivatives	92.1	100.6	(1.3)	—	—	38.7	—	—	230.1
Total Level 3 liabilities	$92.1	$100.6	$(1.3)	$—	$—	$38.7	$—	$—	$230.1
_______________

(1)	Issues and settlements are related to the Company’s embedded derivative liabilities.

(2)
Transfers into and/or out of Level 3 are reported at the value as of the beginning of the period in which the transfer occurs. Gross transfers into Level 3 were $6.0 and $27.4 for the years ended December 31, 2015 and 2014. Gross transfers out of Level 3 were $(86.8) and $(138.7) for the years ended December 31, 2015 and 2014, respectively, related to fixed maturities for which observable inputs became available. Additionally, transfers out included a change in valuation methodology for index options during the first quarter of 2014 to a method that uses significant observable inputs. Such securities are now classified as Level 2.

(3)	Other is comprised of transactions such as pay downs, calls, amortization and redemptions.

(4)
Realized and unrealized gains and losses for investments in limited partnerships are included in net investment income. All other realized and unrealized gains and losses recognized in net income are included in net realized gains (losses). Amounts shown for financial liabilities are (gains) losses in net income.

7. Deferred Policy Acquisition Costs and Deferred Sales Inducements
Deferred Policy Acquisition Costs
The Company defers costs that are directly related to the successful acquisition or renewal of insurance contracts. These primarily include commissions, distribution costs directly related to production, third-party underwriting costs and the portion of salaries and benefits directly related to processing successful new and renewal contracts. All other acquisition-related costs, including costs incurred for soliciting potential customers, managing the distribution and underwriting functions, training, administration, unsuccessful acquisition or renewal efforts, market research and product development are not deferrable and are expensed in the period incurred.
The Company amortizes deferred acquisition costs for deferred annuity contracts and universal life insurance policies over the lives of the contracts or policies in proportion to the estimated future gross profits. The Company makes assumptions as to lapse rates, mortality experience, maintenance expenses, crediting rates, and investment performance. Actual profits can vary from the estimates and can thereby result in increases or decreases to DAC amortization. The Company regularly evaluates its assumptions and, when necessary, revises the estimated gross profits of these contracts, resulting in assumption and experience unlocking adjustments to DAC amortization. When such estimates are revised, the impact is recorded in the consolidated statements of income.
The Company amortizes acquisition costs for traditional individual life insurance policies over the premium paying period of the related policies, using assumptions consistent with those used in computing policy reserves. The Company amortizes acquisition costs for immediate annuities using a constant yield approach.
The Company adjusts the unamortized DAC balance for the effect of net unrealized gains and losses on securities as if they had been realized as of the balance sheet date. The Company includes the impact of this adjustment, net of tax, in AOCI. The Company also adjusts its unamortized DAC balance for the effect of realized gains and losses including changes in fair

31

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

value of the embedded derivatives for the Company's FIA policy assets. These adjustments are recognized in net realized gains (losses) in the consolidated statements of income.
For some products, policyholders can elect to modify product benefits, features, rights or coverage by exchanging a contract for a new contract; by amendment, endorsement or rider to a contract; or by election of a feature or coverage within a contract. These transactions are known as internal replacements. If the modification substantially changes the original contract, the remaining DAC balance is immediately written off through earnings and any eligible costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC is retained and amortized over the life of the modified contract and any acquisition costs associated with the related modification are expensed as incurred.
The following table provides a reconciliation of the beginning and ending balance for DAC:

	For the Years Ended December 31,
	2015	2014	2013
Unamortized balance at beginning of period	$513.9	$419.9	$367.9
Deferral of acquisition costs	247.7	171.4	122.3
Adjustments for realized (gains) losses	6.0	0.7	2.1
Amortization — excluding unlocking	(86.4)	(67.0)	(61.6)
Amortization — impact of assumption and experience unlocking	(3.7)	(11.1)	(10.8)
Unamortized balance at end of period	677.5	513.9	419.9
Accumulated effect of net unrealized gains	(11.4)	(118.8)	(97.4)
Balance at end of period	$666.1	$395.1	$322.5
The Company conducts regular recoverability analyses for its DAC asset balances associated with deferred and immediate annuity, universal life, traditional life, and group life and DI contracts. The Company compares the current DAC asset balances with the estimated present value of future profitability of the underlying business. The DAC asset balances are considered recoverable if the present value of future profits is greater than the current DAC asset balance. As of December 31, 2015 and 2014, all of the DAC asset balances were considered recoverable.
Deferred Sales Inducements
The Company offers sales inducements on certain deferred annuity contracts and universal life policies. For certain deferred annuity contracts, the inducement entitles the contract holder to an incremental amount of interest that is credited to the account value over a 12- to 60-month period following the initial deposit, depending on the product. The incremental interest causes the initial credited rate to be higher than the contract’s expected ongoing crediting rates for periods after the inducement. For certain universal life policies, the inducement provides an immediate increment to the policyholder’s account value at the issue date or time of deposit. Deferred sales inducements are included in receivables and other assets and amortized into interest credited using the same methodology and assumptions used to amortize DAC.
Similar to DAC, the Company amortizes deferred sales inducements for deferred annuity contracts and universal life insurance policies over the lives of the contracts or policies in proportion to the estimated future gross profits. The Company makes assumptions as to lapse rates, mortality experience, maintenance expenses, crediting rates, and investment performance. Actual profits can vary from the estimates and can thereby result in increases or decreases to DSI amortization. The Company regularly evaluates its assumptions and, when necessary, revises the estimated gross profits of these contracts, resulting in assumption and experience unlocking adjustments to DSI amortization. When such estimates are revised, the impact is recorded in the consolidated statements of income. Deferred sales inducement balances are subject to regular recoverability testing to ensure that capitalized amounts do not exceed the present value of estimated gross profits. As of December 31, 2015 and 2014, all of the deferred sales inducement balances were considered recoverable.
The Company adjusts the unamortized DSI balance for the effect of net unrealized gains and losses on securities as if they had been realized as of the balance sheet date. The Company includes the impact of this adjustment, net of tax, in AOCI. The Company also adjusts its unamortized DSI balance for the effect of realized gains and losses. These adjustments are recognized in net realized gains (losses) in the consolidated statements of income.

32

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The following table provides a reconciliation of the beginning and ending balance for DSI, which is included in receivables and other assets in the consolidated balance sheets. DSI amortization is included in interest credited in the consolidated statements of income.

	For the Years Ended December 31,
	2015	2014	2013
Unamortized balance at beginning of period	$136.7	$154.8	$153.4
Capitalizations	22.1	31.4	49.5
Adjustments for realized (gains) losses	1.2	0.8	0.6
Amortization — excluding unlocking	(41.7)	(42.0)	(41.2)
Amortization — impact of assumption and experience unlocking	(1.4)	(8.3)	(7.5)
Unamortized balance at end of period	116.9	136.7	154.8
Accumulated effect of net unrealized gains	(28.7)	(79.6)	(76.7)
Balance at end of period	$88.2	$57.1	$78.1
8. Stockholder's Equity
The following tables summarize the components of AOCI and the adjustments to OCI for amounts reclassified from AOCI into net income for the years ended December 31, 2015, 2014 and 2013:

	Net unrealized gains (losses) on available-for- sale securities	OTTI on fixed maturities not related to credit losses (2)	Adjustment for DAC and DSI	Net gains (losses) on cash flow hedges	Accumulated other comprehensive income
Balance as of January 1, 2015	$1,127.8	$(13.5)	$(131.4)	$6.5	$989.4
Other comprehensive income (loss) before reclassifications, net of taxes (1)	(641.2)	(11.4)	108.0	42.3	(502.3)
Reclassifications recorded in:
Net investment income:
Interest rate swaps	—	—	—	(4.6)	(4.6)
Foreign currency swaps	—	—	—	(5.5)	(5.5)
Net realized (gains) losses	54.0	11.1	(7.2)	—	57.9
Total provision (benefit) for income taxes	(18.9)	(3.9)	2.5	3.5	(16.8)
Total reclassifications from AOCI, net of taxes	35.1	7.2	(4.7)	(6.6)	31.0
Other comprehensive income (loss) after reclassifications	(606.1)	(4.2)	103.3	35.7	(471.3)
Balance as of December 31, 2015	$521.7	$(17.7)	$(28.1)	$42.2	$518.1

	Net unrealized gains (losses) on available-for- sale securities	OTTI on fixed maturities not related to credit losses (2)	Adjustment for DAC and DSI	Net gains (losses) on cash flow hedges	Accumulated other comprehensive income
Balance as of January 1, 2014	$740.3	$(14.2)	$(113.1)	$(15.5)	$597.5
Other comprehensive income (loss) before reclassifications, net of taxes (1)	388.3	(1.4)	(17.3)	24.7	394.3
Reclassifications recorded in:
Net investment income:
Interest rate swaps	—	—	—	(2.7)	(2.7)
Foreign currency swaps	—	—	—	(1.5)	(1.5)
Net realized (gains) losses	(1.2)	3.3	(1.5)	—	0.6
Total provision (benefit) for income taxes	0.4	(1.2)	0.5	1.5	1.2
Total reclassifications from AOCI, net of taxes	(0.8)	2.1	(1.0)	(2.7)	(2.4)
Other comprehensive income (loss) after reclassifications	387.5	0.7	(18.3)	22.0	391.9

33

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Balance as of December 31, 2014	$1,127.8	$(13.5)	$(131.4)	$6.5	$989.4

	Net unrealized gains (losses) on available-for- sale securities	OTTI on fixed maturities not related to credit losses (2)	Adjustment for DAC and DSI	Net gains (losses) on cash flow hedges	Accumulated other comprehensive income
Balance as of January 1, 2013	$1,608.7	$(19.6)	$(221.4)	$3.5	$1,371.2
Other comprehensive income (loss) before reclassifications, net of taxes (1)	(889.2)	(1.6)	110.1	(17.4)	(798.1)
Reclassifications recorded in:
Net investment income:
Interest rate swaps	—	—	—	(2.4)	(2.4)
Foreign currency swaps	—	—	—	(0.1)	(0.1)
Net realized (gains) losses	31.9	10.9	(2.7)	—	40.1
Total provision (benefit) for income taxes	(11.1)	(3.9)	0.9	0.9	(13.2)
Total reclassifications from AOCI, net of taxes	20.8	7.0	(1.8)	(1.6)	24.4
Other comprehensive income (loss) after reclassifications	(868.4)	5.4	108.3	(19.0)	(773.7)
Balance as of December 31, 2013	$740.3	$(14.2)	$(113.1)	$(15.5)	$597.5
___________________

(1)
Other comprehensive income (loss) before reclassifications is net of taxes of $(345.3), $(6.1), $58.2, $22.8 and $(270.4), respectively, for the year ended December 31, 2015, net of taxes of $209.1, $(0.8), $(9.4), $13.4 and $212.3, respectively, for the year ended December 31, 2014, and net of taxes of $(478.7), $(0.9), $59.2, $(9.4) and $(429.8), respectively, for the year ended December 31, 2013.

(2)
Reclassification adjustments of OTTI on fixed maturities not related to credit losses are included in changes in unrealized gains and losses on available-for-sale securities within the consolidated statements of comprehensive income (loss).

Equity Plan
The Company's employees participate in the Parent's Equity Plan, the Symetra Financial Corporation Equity Plan, amended and restated on March 5, 2014. The Parent has the ability to issue various types of awards, including restricted stock, stock options, stock appreciation rights, restricted stock units, performance shares, performance units and other types of awards at the discretion of the Parent's board of directors.
During 2015, 2014 and 2013, the Parent granted performance units to various members of the Company's management. The value of each performance unit is determined at the discretion of the Parent’s board of directors based on its success over a three-year period. These are accounted for as liability awards, as the Parent intends or is required to settle such awards in cash. The Company recognized $8.7, $8.0 and $6.6 in expense related to performance units granted under the Equity Plan for the years ended December 31, 2015, 2014 and 2013, respectively.
The Company's employees also received stock-based compensation in the form of restricted shares and options issued by the Parent. Compensation expense for these awards is recognized over the requisite service period, using the straight-line method, based on the grant-date fair value. These awards are recorded as capital contributions to the Company.
The Company was allocated compensation expenses, included in other underwriting and operating expenses, related to awards granted to its employees as follows:

	For the Years Ended December 31,
	2015	2014	2013
Restricted stock (1)	$5.0	$3.6	$3.6
Stock options (2)	1.1	1.0	0.9
___________________

(1)	The related income tax benefit was $1.8, $1.3 and $1.3 for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)	The related income tax benefit was $0.4, $0.4 and $0.3 for the years ended December 31, 2015, 2014 and 2013, respectively.

Immediately prior to the effective time of the Merger, the awards outstanding were canceled and converted into the right to receive an amount in cash. In addition, the Parent's Equity Plan was terminated subsequent to December 31, 2015. For more information, refer to Note 1, Sumitomo Life Merger.

34

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

9. Reinsurance
The Company reinsures portions of its insurance risk, primarily in the Individual Life and Benefits segments, in order to spread risk, limit losses and minimize exposure to significant risks. Starting in 2014, the Company began to utilize inter-company reinsurance agreements to manage its statutory capital position.
In the Benefits segment, the Company reinsures portions of risk associated with its group life and DI and medical stop-loss businesses. The Company typically reinsures group life mortality risk in excess of $0.25 per individual, per line of coverage. The Company fully retains its short-term disability risk, and reinsures 45% of its long-term disability risk. The Company reinsures its exposure to medical stop-loss in excess of $1.7 per individual claim and on the excess of $1.0 for aggregate policy claims. The Company also has catastrophic coverage for group life policies.
In the Individual Life segment, the Company reinsures portions of the risk associated with universal life, term life, BOLI and variable COLI products. Coverage under these reinsurance agreements varies by product, policy issue year and issue age of the insured. For newly issued policies, the Company retains up to a maximum of $3.0 per life.
The Company remains liable to its policyholders to the extent that counterparties to reinsurance contracts do not meet their contractual obligations. Accordingly, the future policy benefit reserves and policy and contract claims liabilities are reported gross of any related reinsurance recoverables, which are reported as assets. The Company reports premiums, benefits, and settlement expenses net of reinsurance in the consolidated statements of income. The Company accounts for reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
The following table sets forth net life insurance in force:

	As of December 31,
	2015	2014	2013
Direct life insurance in force	$76,853.1	$66,931.6	$60,554.7
Amounts assumed from other companies	184.7	184.8	213.2
Amounts ceded to other companies	(23,558.3)	(22,628.9)	(21,635.5)
Net life insurance in force	$53,479.5	$44,487.5	$39,132.4
Percentage of amount assumed to net	0.35%	0.42%	0.54%
Percentage of amount ceded to direct	30.65%	33.81%	35.73%
The Company evaluates the financial condition of its reinsurers to monitor its exposure to losses from reinsurer insolvencies. The Company analyzes reinsurance recoverables according to the credit ratings and financial health of its reinsurers and is not aware of its major reinsurers currently experiencing financial difficulties. As of December 31, 2015, $116.5 or 34.2%, of the reinsurance recoverable was related to one reinsurer. Of the total amount due from reinsurers, 99.2% and 99.5% were with reinsurers rated A- or higher by A.M. Best, as of December 31, 2015 and 2014, respectively. The Company had no write-offs or reserve for uncollectible reinsurance in 2015, 2014 or 2013.

35

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Reinsurance recoverables are composed of the following amounts:

	As of December 31,
	2015	2014
Life insurance
Reinsurance recoverables on:
Funds held under deposit contracts	$96.7	$94.4
Future policy benefits	148.3	145.6
Policy and contract claims	4.5	5.0
Paid claims, expense allowance, and premium tax recoverables	5.9	3.8
Total life insurance	255.4	248.8
Accident and health insurance
Reinsurance recoverables on:
Future policy benefits	76.2	75.4
Policy and contract claims	4.1	3.3
Paid claims, expense allowance, and premium tax recoverables	4.6	1.2
Total accident and health insurance	84.9	79.9
Total reinsurance recoverables	$340.3	$328.7
The following table sets forth the effect of reinsurance on premiums and policy fees and contract charges. It is disaggregated by accident and health and life insurance products, which are short- and long-duration contracts, respectively.

	For the Years Ended December 31,
	2015	2014	2013
Premiums:
Direct:
Accident and health	$676.0	$592.6	$601.9
Life insurance	123.1	104.8	92.4
Total	799.1	697.4	694.3
Total assumed	0.1	—	0.1
Ceded:
Accident and health	(43.5)	(30.9)	(29.2)
Life insurance	(39.1)	(37.4)	(38.0)
Total	(82.6)	(68.3)	(67.2)
Total premiums	716.6	629.1	627.2
Policy fees and contract charges:
Direct life insurance	180.0	145.0	132.3
Ceded life insurance	(8.6)	(6.1)	(5.6)
Total policy fees and contract charges (1)	171.4	138.9	126.7
Total premiums and other amounts assessed to policyholders	$888.0	$768.0	$753.9
Percentage of assumed to total premiums and other amounts assessed to policyholders	0.01%	—%	0.01%
_______________

(1)
Total policy fees and contract charges represents amounts charged to policyholders other than premiums and recorded in policy fees, contract charges and other in the consolidated statements of income. This primarily consists of costs of insurance charges.

Ceded reinsurance reduced policyholder benefits and claims by $70.1, $75.8 and $65.2 for the years ended December 31, 2015, 2014 and 2013, respectively.

36

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

10. Liability for Unpaid Claims and Claim Adjustment Expenses
Liabilities for policy and contract claims, which primarily represent liabilities for claims under medical stop-loss, group term life insurance, group short- and long-term disability, and individual life policies, are established on the basis of reported losses. The Company also provides for claims incurred but not reported (IBNR). For medical stop-loss policies, this is based on expected loss ratios, claims paying completion patterns and historical experience. If expected loss ratios increase or expected claims paying completion patterns extend, the IBNR claim liability increases. The Company reviews estimates for reported but unpaid claims and IBNR claims quarterly. Any necessary adjustments are reflected in earnings.
The following table provides a reconciliation of the beginning and ending liability balances for unpaid claims and claims adjustment expenses. These reserves include policy and contract claims and certain amounts recorded in future policy benefits on the consolidated balance sheets.

	As of December 31,
	2015	2014	2013
Balance as of January 1	$239.6	$234.4	$227.7
Less: reinsurance recoverables	83.9	69.2	63.7
Net balance as of January 1	155.7	165.2	164.0
Incurred related to insured events of:
The current year	535.0	468.1	479.5
Prior years	0.2	(24.5)	(10.4)
Total incurred	535.2	443.6	469.1
Paid related to insured events of:
The current year	375.5	334.2	320.0
Prior years	133.1	118.9	147.9
Total paid	508.6	453.1	467.9
Net balance as of December 31	182.3	155.7	165.2
Add: reinsurance recoverables	84.9	83.9	69.2
Balance as of December 31	$267.2	$239.6	$234.4
For the year ended December 31, 2014, the change in prior year incurred claims was primarily due to favorable claims experience for medical stop-loss. The Company experienced higher than expected claims frequency and severity during 2013 and established its year-end reserves for estimated IBNR based on this experience. The related 2014 claims experience was lower than expected, and the Company released a portion of the reserves. For the year ended December 31, 2013,  the change in prior year incurred claims was primarily due to favorable claims experience for medical stop-loss, offset by higher than expected claims on the Company's BOLI product.
11. Notes Payable
Surplus Note
On December 12, 2014, Symetra Life and its newly formed, wholly owned subsidiary, Symetra Reinsurance Corporation (SRC), entered into a 25-year transaction to finance certain non-economic statutory reserves related to a block of universal life insurance policies with secondary guarantees issued by Symetra Life. As part of this transaction, SRC issued a surplus note with no initial principal balance. The maximum capacity as of December 31, 2015, was $105.2. There have been no borrowings since inception under the surplus note.
12. Income Taxes
Symetra Life files a consolidated federal income tax return with its wholly-owned subsidiaries. Income taxes have been determined using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax bases of the appropriate assets and liabilities and are measured using enacted tax rates.
The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company’s federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of

37

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

limitations has expired for all tax periods through December 31, 2011. The Company is not currently subject to any state income tax exams.
Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income from operations before income taxes and the provision for income taxes were as follows:

	For the Years Ended December 31,
	2015		2014		2013
Income from operations before income taxes	$148.1		$302.4		$285.9
Tax provision at U.S. Federal statutory rate	51.8	35.0%	105.8	35.0%	100.1	35.0%
Increase (reduction) in rate resulting from:
Tax credit investment credits	(79.8)	(53.9)	(56.8)	(18.8)	(41.2)	(14.4)
Separate account dividend received deduction	(1.2)	(0.8)	(1.4)	(0.5)	(1.2)	(0.4)
Other	(1.1)	(0.7)	(1.4)	(0.4)	(0.2)	(0.1)
Provision for income taxes	$(30.3)	(20.4)%	$46.2	15.3%	$57.5	20.1%
The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities were as follows:

	As of December 31,
	2015	2014
Deferred income tax assets:
Adjustments to life policy liabilities	$356.8	$323.5
Capitalization of policy acquisition costs	86.7	69.9
Other	13.2	11.9
Total deferred income tax assets	456.7	405.3
Deferred income tax liabilities:
Deferred policy acquisition costs	237.1	179.8
Basis adjustment on securities	66.3	117.2
Unrealized gains on investment securities (net of DAC and DSI adjustment: $14.0 and $69.4, respectively)	279.2	532.8
Other	—	1.2
Total deferred income tax liabilities	582.6	831.0
Deferred income tax liability, net	$125.9	$425.7
Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available, and a valuation allowance is established where deferred tax assets cannot be recognized. Based on an analysis of the Company’s tax position, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2015 and 2014.
The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2015, the Company has no unrecognized tax benefits and does not expect significant changes within the next year.
13. Commitments and Contingencies
Leases
The Company has office space and certain equipment under leases that expire at various dates through 2025, subject to certain renewal options. The Company accounts for the majority of these leases as operating leases.

38

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Future minimum lease commitments, including cost escalation clauses, for the next five years and thereafter are as follows:

Lease Payments
2016	$15.4
2017	14.9
2018	13.9
2019	13.6
2020	13.3
Thereafter	11.6
Total	$82.7
Other Commitments
The Company outsources the majority of its information technology infrastructure. For the provision of these services, the Company incurred expenses of $14.0, $13.9 and $13.4 for the years ended December 31, 2015, 2014 and 2013, respectively, which included a fixed fee as well as variable fees based on usage. In 2016, the term on a new five year service agreement will begin. Under the terms of this service agreement, the Company agreed to pay an annual fixed service fee ranging from $11.0 to $12.1 for each of the five years of the contract.
As of December 31, 2015 and 2014, unfunded mortgage loan commitments were $81.0 and $50.7, respectively. The Company had no other material commitments or contingencies as of December 31, 2015 and 2014.
 Litigation
Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.
Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such matters will have an impact on its financial condition or results of operations that differs materially from the Company’s established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company’s financial condition or results of operations for any particular reporting period.
14. Dividends
Symetra Life is restricted by state regulations as to the aggregate amount of dividends it may pay to the Parent in any consecutive 12-month period without regulatory approval. The aggregate amount of dividends for the current year is determined based on prior year’s statutory limits. Accordingly, Symetra Life was eligible to distribute dividends to the Parent during 2015 without obtaining regulatory approval, as long as the aggregate dividends distributed over 12 months did not exceed $207.8. The total amount of dividends declared by Symetra Life to the Parent during 2015 was $140.0.
Based on state regulations as of December 31, 2015, Symetra Life is eligible to disburse dividends to the Parent during 2016 without obtaining regulatory approval as long as the aggregate dividends disbursed over the 12 months preceding any dividend payment date in 2016 do not exceed $211.9.

39

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

15. Statutory-Basis Information
Symetra Life and its three wholly-owned subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as accounting for investments, certain assets and deferred taxes on a different basis. Permitted statutory accounting practices encompass all accounting practices not prescribed and adopted by the NAIC, but which have been specifically allowed by state insurance authorities. The Company has no material permitted accounting practices.
The statutory net income (loss) and statutory capital and surplus for Symetra Life and its subsidiaries are as follows:

	For the Years Ended December 31,
	2015	2014	2013
Statutory net income (loss):
Symetra Life Insurance Company	$205.6	$241.0	$183.6
Other subsidiaries	9.4	(64.3)	12.4
Statutory capital and surplus:
Symetra Life Insurance Company (1)	2,081.5	$2,078.3	$1,869.7
Other subsidiaries	138.1	136.3	106.7
_______________

(1)
Symetra Life’s surplus includes the balances of its three wholly-owned subsidiaries, First Symetra National Life Insurance Company of New York, Symetra National Life Insurance Company and Symetra Reinsurance Corporation.

Each company's respective state of domicile imposes minimum risk–based capital (RBC) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to the financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to company action level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Symetra Life and its subsidiaries have statutory surplus and RBC levels above current regulatory required levels.
16. Related Parties
Transactions with related parties recorded in the Company’s consolidated financial statements were as follows:

	As of December 31,
	2015	2014
Liabilities to related parties:
Payable to White Mountains Advisors, LLC (1)	$2.0	$5.0
Payable to the Parent and affiliates, net (2)	18.7	15.2

	For the Years Ended December 31,
	2015	2014	2013
Transactions with related parties:
Investment advisory services expense (3)	$7.7	$18.4	$16.5
Payments related to commutation endorsements (4)	14.7	21.3	25.7
Shared services expenses allocated, net (5)	5.5	5.5	(6.7)
Concessions, general agent fees, administrative and underwriting fees (5)	11.7	12.8	14.9
___________________

(1)	Reported in other liabilities on the consolidated balance sheets.

(2)
As of December 31, 2015 and 2014, $0.1 and $0.2, respectively, are reported in receivables and other assets and $18.8 and $15.4, respectively, are reported in other liabilities on the consolidated balance sheets.

(3)	Reported as a reduction of net investment income on the consolidated statements of income.

(4)
Commutation endorsements reduce the reserves reported in funds held under deposit contracts on the consolidated balance sheets and interest credited on the consolidated statements of income, net of related payments.

(5)
Reported primarily in other underwriting and operating expenses on the consolidated statements of income. For the years ended December 31, 2015, 2014 and 2013, shared service expenses are net of rent expense allocated to the Company from the Parent of $9.0, $10.1 and $5.8, respectively.

40

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

The Company is party to an investment management agreement with White Mountains Advisors, LLC (WMA), a subsidiary of White Mountains Insurance Group, Ltd., which is an affiliate of the Parent. This agreement, as amended, provides for investment advisory services related to the Company’s invested assets. As of the Merger, WMA is no longer a related party of the Company.
The Company’s affiliate, Symetra Assigned Benefits Service Company (SABSCO), purchased future payment streams of structured settlement annuity contracts issued by the Company from third-party payees. These contracts were assigned to and owned by SABSCO. The Company issued commutation endorsements to pay SABSCO lump sum amounts in lieu of receiving the future payment streams in the structured settlement annuity contracts and releases its reserves related to the contracts.
The Company has entered into various agreements with the Parent and its affiliates for services necessary to conduct its activities. These agreements specify that the parties will provide to and receive from each other certain general services related to sharing common management, personnel and facilities, and that the related expenses will be shared. These expenses include rent, corporate overhead, data processing systems, payroll, benefits and other charges. In addition, the Company paid concessions, general agent fees, administrative and underwriting fees for services provided by its affiliates. These affiliates primarily included Symetra Securities, Inc. and Medical Risk Managers, Inc.
It is the Company’s policy to settle amounts due from affiliated companies within 30 days, except for amounts related to performance unit awards granted under the Parent's Equity Plan, which are settled when the awards are paid to the employee. Refer to Note 8 for discussion of these awards.
17. Segment Information
The Company's operations are managed separately as three divisions, consisting of four business segments based on product groupings, and a fifth reportable segment consisting primarily of unallocated corporate items and surplus investment income. The five segments are Benefits, Deferred Annuities, Income Annuities, Individual Life and Other, described further below.
The primary profitability measure that management uses to manage business segment results is pre-tax adjusted operating income (loss). Pre-tax adjusted operating income is defined as income from operations, excluding net realized gains (losses) that are not reflective of the performance of the Company's insurance operations. Excluded gains (losses) are associated with investment sales or disposal, investment impairments, changes in the fair value of mark-to-market investments and derivative investments (except for certain S&P 500 options discussed below) and changes in the fair value of embedded derivatives related to the Company's FIA product.
In the Deferred Annuities segment, certain net gains (losses) related to FIA products sold in the late 1990s are considered related to the performance of insurance operations and included in the pre-tax adjusted operating income. These products credit interest to policyholder accounts based on equity market performance, which is recorded in interest credited. The Company purchases S&P 500 options to economically hedge exposure to this block of business, which are not designated for hedge accounting. Any realized gains from these options are used to meet policyholder obligations.
Benefits Division

•
Benefits. As a multi-line carrier, Benefits offers products and services related to medical stop-loss insurance, limited benefit medical insurance, group life insurance, accidental death and dismemberment insurance and DI insurance, mainly to employer groups.

Retirement Division

•	Deferred Annuities. Deferred Annuities offers fixed and variable deferred annuities, including fixed indexed annuities, to consumers who want to accumulate tax-deferred assets for retirement.

•
Income Annuities. Income Annuities offers SPIAs to customers seeking a reliable source of retirement income or to protect against outliving their assets during retirement. In addition, Income Annuities services a block of structured settlement policies sold to fund third party personal injury settlements.

Individual Life Division

•	Individual Life. Individual Life offers insurance products such as universal and term life insurance. Individual Life also offers institutional products including BOLI and variable COLI.

41

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Non-Operating

•
Other. This segment consists of unallocated corporate income, which primarily includes investment income on unallocated surplus, earnings related to tax credit investments, and inter-segment elimination entries.

The accounting policies of the segments are the same as those described for the Company, except for the method of capital allocation. The Company has an internally developed risk-based capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. This model accounts for the unique and specific nature of the risks inherent in the Company’s segments, and a portion of net investment income on surplus investments, but not the invested assets, is allocated to the segments based on the level of allocated capital.

The following tables present selected financial information by segment and reconcile segment pre-tax adjusted operating income (loss) to amounts reported in the consolidated statements of income:

	For the Year Ended December 31, 2015
	Benefits	Deferred Annuities	Income Annuities	Individual Life	Other	Total
Operating revenues:
Premiums	$683.2	$—	$—	$33.4	$—	$716.6
Net investment income	23.4	663.6	380.9	290.9	(19.4)	1,339.4
Policy fees, contract charges, and other	6.5	18.7	0.8	180.7	0.3	207.0
Certain realized gains (losses)	—	(1.0)	—	—	—	(1.0)
Total operating revenues	713.1	681.3	381.7	505.0	(19.1)	2,262.0
Benefits and expenses:
Policyholder benefits and claims	456.9	0.6	—	113.3	—	570.8
Interest credited	—	374.8	341.0	257.8	—	973.6
Other underwriting and operating expenses	184.5	99.9	16.7	87.2	(1.0)	387.3
Amortization of DAC	1.8	71.8	6.1	10.4	—	90.1
Total benefits and expenses	643.2	547.1	363.8	468.7	(1.0)	2,021.8
Segment pre-tax adjusted operating income (loss)	$69.9	$134.2	$17.9	$36.3	$(18.1)	$240.2
Operating revenues	$713.1	$681.3	$381.7	$505.0	$(19.1)	$2,262.0
Add: Excluded realized gains (losses)	0.1	(34.6)	(6.3)	(5.3)	(46.0)	(92.1)
Total revenues	713.2	646.7	375.4	499.7	(65.1)	2,169.9
Total benefits and expenses	643.2	547.1	363.8	468.7	(1.0)	2,021.8
Income (loss) from operations before income taxes	$70.0	$99.6	$11.6	$31.0	$(64.1)	$148.1
As of December 31, 2015:
Total investments	$7.2	$16,984.9	$7,051.2	$6,307.4	$1,937.8	$32,288.5
Deferred policy acquisition costs	3.5	400.2	64.6	197.8	—	666.1
Separate account assets	—	694.3	—	215.5	—	909.8
Total assets	138.8	18,523.4	7,192.4	7,061.5	1,996.9	34,913.0
Future policy benefits, losses, claims and loss expense (1)	252.4	17,115.9	6,452.6	6,370.1	—	30,191.0
Other policyholders' funds	25.3	41.4	7.5	54.0	10.6	138.8
_______________

(1)	Includes funds held under deposit contracts, future policy benefits and policy and contract claims.

	For the Year Ended December 31, 2014
	Benefits	Deferred Annuities	Income Annuities	Individual Life	Other	Total
Operating revenues:
Premiums	$595.3	$—	$—	$33.8	$—	$629.1
Net investment income	21.0	619.7	382.0	283.0	0.2	1,305.9

42

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Policy fees, contract charges, and other	3.2	20.1	1.0	149.0	—	173.3
Certain realized gains (losses)	—	0.6	—	—	—	0.6
Total operating revenues	619.5	640.4	383.0	465.8	0.2	2,108.9
Benefits and expenses:
Policyholder benefits and claims	365.9	0.3	—	79.7	—	445.9
Interest credited	—	354.9	348.4	258.4	—	961.7
Other underwriting and operating expenses	174.1	90.3	17.2	76.7	(0.3)	358.0
Amortization of DAC	0.7	67.4	4.7	5.3	—	78.1
Total benefits and expenses	540.7	512.9	370.3	420.1	(0.3)	1,843.7
Segment pre-tax adjusted operating income (loss)	$78.8	$127.5	$12.7	$45.7	$0.5	$265.2
Operating revenues	$619.5	$640.4	$383.0	$465.8	$0.2	$2,108.9
Add: Excluded realized gains (losses)	—	(12.2)	63.8	2.7	(17.1)	37.2
Total revenues	619.5	628.2	446.8	468.5	(16.9)	2,146.1
Total benefits and expenses	540.7	512.9	370.3	420.1	(0.3)	1,843.7
Income (loss) from operations before income taxes	$78.8	$115.3	$76.5	$48.4	$(16.6)	$302.4
As of December 31, 2014:
Total investments	$4.7	$14,528.7	$7,420.4	$6,240.1	$2,067.4	$30,261.3
Deferred policy acquisition costs	2.0	215.9	58.0	119.2	—	395.1
Separate account assets	—	794.9	—	154.9	—	949.8
Total assets	139.1	15,900.7	7,557.5	6,873.8	2,083.8	32,554.9
Future policy benefits, losses, claims and loss expense (1)	220.6	14,356.7	6,497.4	6,122.4	—	27,197.1
Other policyholders' funds	20.0	22.1	5.6	58.9	8.9	115.5
_______________

(1)	Includes funds held under deposit contracts, future policy benefits and policy and contract claims.

	For the Year Ended December 31, 2013
	Benefits	Deferred Annuities	Income Annuities	Individual Life	Other	Total
Operating revenues:
Premiums	$591.4	$—	$—	$35.8	$—	$627.2
Net investment income	20.9	564.2	397.9	280.4	13.9	1,277.3
Policy fees, contract charges, and other	2.3	18.3	2.6	136.3	—	159.5
Certain realized gains (losses)	—	5.1	—	—	—	5.1
Total operating revenues	614.6	587.6	400.5	452.5	13.9	2,069.1
Benefits and expenses:
Policyholder benefits and claims	393.4	0.2	—	69.3	—	462.9
Interest credited	—	337.7	349.4	253.0	—	940.1
Other underwriting and operating expenses	167.7	81.2	17.6	67.2	1.7	335.4
Amortization of DAC	—	60.8	3.9	7.7	—	72.4
Total benefits and expenses	561.1	479.9	370.9	397.2	1.7	1,810.8
Segment pre-tax adjusted operating income (loss)	$53.5	$107.7	$29.6	$55.3	$12.2	$258.3
Operating revenues	$614.6	$587.6	$400.5	$452.5	$13.9	$2,069.1
Add: Excluded realized gains (losses)	—	(10.0)	43.4	(7.8)	2.0	27.6
Total revenues	614.6	577.6	443.9	444.7	15.9	2,096.7
Total benefits and expenses	561.1	479.9	370.9	397.2	1.7	1,810.8
Income (loss) from operations before income taxes	$53.5	$97.7	$73.0	$47.5	$14.2	$285.9
As of December 31, 2013:

43

SYMETRA LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except percentage data, unless otherwise stated)

Total investments	$6.5	$12,561.5	$7,079.7	$5,938.7	$2,119.3	$27,705.7
Deferred policy acquisition costs	—	194.5	49.2	78.8	—	322.5
Separate account assets	—	836.2	—	142.2	—	978.4
Total assets	127.2	13,928.7	7,213.0	6,470.9	2,092.3	29,832.1
Future policy benefits, losses, claims and loss expense (1)	218.8	12,554.1	6,492.6	5,971.3	—	25,236.8
Other policyholders' funds	18.8	32.8	10.4	58.3	7.7	128.0
_______________

(1)	Includes funds held under deposit contracts, future policy benefits and policy and contract claims.
18. Subsequent Events
The Company has evaluated the effects of events subsequent to December 31, 2015, and all accounting and disclosure requirements related to subsequent events are included in the consolidated financial statements. Management has assessed material subsequent events through March 30, 2016, the date the financial statements were available to be issued.

44

SYMETRA SEPARATE ACCOUNT SL
PART C
OTHER INFORMATION

Item  26. Exhibits

Exhibit		Description	Reference
a.		Resolution of Board of Directors of Symetra Life authorizing the Separate Account	1/
b.		Custodian Agreement	Not Applicable
c.	(i) (ii)	Principal Underwriter's Agreement Amendment to Principal Underwriter's Agreement Form of Broker-Dealer Selling Agreement	4/ 5/ 3/
d.	(i) (ii) (iii) (iv) (v) (vi)
Form of Flexible Premium Variable Adjustable Life Insurance Policy

a) Lapse Protection Benefit Rider
b) Lapse Protection Benefit Rider Specifications

Accelerated Death Benefit for Chronic Illness Rider

Accelerated Death Benefit Rider for Terminal Illness

Charitable Giving Benefit Rider

Accelerated Death Benefit for Chronic Illness Plus Rider

Filed Herewith Filed Herewith Filed Herewith Filed Herewith Filed Herewith Filed Herewith Filed Herewith
e.		Form of Application	Filed Herewith
f.	(i)	Amended and Restated Articles of Incorporation of Symetra Life Insurance Company	2/
	(ii)	Bylaws of Symetra Life Insurance Company Effective July 1, 2014	2/
g.		Form of Reinsurance Agreement	Not Applicable
h.		Participation Agreement, as Amended (Vanguard)	3/
i.		Administrative Contracts	Not Applicable
j.		Other Material Contracts	Not Applicable
k.		Opinion and Consent of Counsel	Filed Herewith
l.		Opinion and Consent of Actuary	Filed Herewith
m.		Sample Calculation	Not Applicable
n.		Other Opinions

45

Exhibit		Description	Reference
	(i)	Consent of Sutherland Asbill & Brennan	Filed Herewith
	(ii)	Consent of Ernst and Young LLP	Filed Herewith
o.		Omitted Financial Statements	Not Applicable
p.		Initial Capital Agreements	Not Applicable
q.		Redeemability Exemption: Description of Symetra Life Insurance Company's Issuance, Transfer and Redemption Procedures for Policies	Filed Herewith

Reference	Description
1/
Incorporated by reference to Post-Effective Amendment No. 14 on Form S-6 registration statement of Registrant filed with the Securities and Exchange Commission (“SEC”) on April 30, 1997 (File No. 33-10248).

2/	Incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-4 registration statement of Separate Account C filed with the SEC on July 2, 2014 (File No. 33-69712).
3/	Incorporated herein by reference to Amendment No. 28 on Form N-6 registration statement of Registrant filed with the SEC on August 18, 2016 (File No. 333-213191).
4/	Incorporated by reference to Amendment No. 14 to Form S-6 registration statement of Registrant filed with the SEC on April 30, 1997 (File No. 33-10248).
5/	Incorporated by reference to Amendment No. 33 to Form N-6 registration statement of Registrant filed with the SEC on April 28, 2006 (File No. 333-30329).

Item 27. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life who is engaged in activities relating to Symetra Separate Account SL or the variable life insurance policies offered through Symetra Separate Account SL.

Name	Positions with Symetra Life	Principal Business Address
Thomas M. Marra	Director and President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michael W. Fry	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Daniel R. Guilbert	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Mark E. Hunt	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Hirofumi Miyahara	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Masato Naitoh	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Margaret A. Meister	Director, Chief Financial Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

46

Name	Positions with Symetra Life	Principal Business Address
David S. Goldstein	Director, Senior Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Richard G. LaVoice	Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Tommie D. Brooks	Senior Vice President and Chief Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Colleen M. Murphy	Senior Vice President, Controller and Treasurer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Christine A. Katzmar Holmes	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Margaret W. Skinner	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Paul L. Mistretta	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Chantel L. Balkovetz	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Philippe D. Bouvier	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Suzanne Webb Sainato	Vice President and Chief Compliance Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michaelanne A. Ehrenberg	Vice President, Associate General Counsel and Assistant Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Stephanie L. Fry	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michael A. Polonsky	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Richard W. Vynalek	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Stephen F. Selby	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 28. Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Separate Account SL (“Registrant”). Symetra Life established Registrant by resolution of its Board of Directors. Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation. Symetra Financial Corporation is organized under Delaware law and Symetra Life is organized under Iowa law. All subsidiaries are included in consolidated financial statements. Following is the organizational chart of Symetra Financial Corporation.

47

Item 29. Indemnification

As more fully set forth in its Bylaws, Symetra Life, to the maximum extent it is empowered by the Iowa Business Corporation Act, Iowa Code Chapter 490, shall indemnify and advance expenses to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including a grand jury proceeding) and whether formal or informal, by reason of the fact that such person (a) is or was a director or officer of the corporation, or (b) while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent, partner or trustee (or in a similar capacity) of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against reasonable expenses (including attorneys’ fees), judgments, fines, penalties, including an excise tax assessed with respect to an employee benefit plan, and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding or any appeal thereof.

Under certain Director and Officer Indemnification Agreements (“Agreement(s)”) between Symetra Life’s parent company, Symetra Financial Corporation, and directors and/or certain officers of Symetra Life (“Indemnitees”), Symetra Financial Corporation indemnifies and holds harmless Indemnitees, to the full extent permitted by the laws of the State of Delaware in effect at the time the Agreement is effective or as such laws may from time to time be amended, against all Indemnifiable Losses related to, resulting from or arising out of any Claim (subject to certain exceptions) where:

48

•
“Claim” means any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted, made or conducted by Symetra Financial Corporation or any other party, including without limitation any governmental entity, that an Indemnitee determines might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other;

•
“Expenses” includes all direct and indirect costs and expenses of any type whatsoever (including without limitation all attorneys’ and experts’ fees, expenses and charges) and all other costs, expenses and obligations actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim; and

•
“Indemnifiable Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing) (collectively, “Losses”) relating to, resulting from or arising out of any Claim by reason of the fact that (i) Indemnitee is or was a director, officer, employee or agent of Symetra Financial Corporation and/or of a subsidiary of Symetra Financial Corporation; or (ii) Indemnitee is or was serving at the request of Symetra Financial Corporation as a director, officer, employee or agent of another corporation, partnership, non-profit organization, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws, statutes, agreements, or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life or Symetra Financial Corporation of expenses incurred or paid by a director, officer or controlling person of Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

a. Symetra Securities, Inc., the principal underwriter for the Policies, also acts as the principal underwriter for other Symetra Life Individual Flexible Premium Variable Life Insurance Policies, Symetra Life Individual Variable Annuity Contracts and Symetra Life’s Group Variable Annuity Contracts.

b. The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Baker, Stephen R.	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Bodmer, Julie M.	Assistant Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Farrell, Andrew M.	Director, President and Chief Operating Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Fuehrer, Melissa J.	Assistant Vice President and Chief Compliance Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
LaVoice, Richard G.	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Meister, Margaret A.	Chairman of the Board	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

49

Murphy, Colleen M.	Chief Financial Officer, Treasurer and Financial and Operations Principal	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Pessoa, Melissa	Assistant Treasurer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Polley, Michael H.	Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Sainato, Suzanne Webb	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

c.
During the fiscal year ended December 31, 2015, Symetra Securities, Inc. received $4,780,670.29 in commissions for the distribution of certain variable life insurance policies in connection with Registrant of which no payments were retained. Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant's policies.

Item 31. Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 maintains physical possession of the accounts, books or documents of the Registrant required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 32. Management Services

Not Applicable

Item 33. Fee Representations

Symetra Life hereby represents that the fees and charges deducted under the Milestone VUL-G Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

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SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 17th day of November, 2016.

Symetra Separate Account SL
Registrant

By:    Symetra Life Insurance Company

By:
Thomas M. Marra, Director

Symetra Life Insurance Company
Depositor

By:
Thomas M. Marra, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated. Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is Filed Herewith.

NAME                            TITLE

Director and Executive Vice President
Michael W. Fry

Director, General Counsel, Senior Vice President and Secretary
David S. Goldstein

                Director and Executive Vice President
Daniel R. Guilbert

                    Director and Executive Vice President
Mark E. Hunt

                Director and President (Principal Executive Officer)
Thomas M. Marra

                Director, Chief Financial Officer and

Margaret A. Meister	Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

Director
Hirofumi Miyahara

Director
Masato Naitoh

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EXHIBITS
Filed Herewith

Exhibit		Description
d.	(i) (ii) (iii) (iv) (v) (vi)
Form of Flexible Premium Variable Adjustable Life Insurance Policy

a) Lapse Protection Benefit Rider
b) Lapse Protection Benefit Rider Specifications

Accelerated Death Benefit for Chronic Illness Rider

Accelerated Death Benefit Rider for Terminal Illness

Charitable Giving Benefit Rider

Accelerated Death Benefit for Chronic Illness Plus Rider

e.		Form of Application
k.		Opinion and Consent of Counsel
l.		Opinion and Consent of Actuary
n.	(i)	Consent of Sutherland Asbill & Brennan LLC
	(ii)	Consent of Ernst and Young LLP
q.		Redeemability Exemption: Description of Symetra Life Insurance Company's Issuance, Transfer and Redemption Procedures for Policies

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